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04024764

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Credit Agricole SA

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34771 FISCAL YEAR 12-31-03

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/4/04

Credit Agricole SA File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY THE BANK BETWEEN DECEMBER 17, 2003 AND MARCH 31, 2004

1. INTERIM REPORTS PUBLISHED BY THE BANK

    1.1 2003 Year-End Results Presentation (March 10, 2004).

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

    2.1 Quarterly Report for the period ended December 31, 2003 (published on February 20, 2004).

AR/S
12-31-03

3. MATERIALS PUBLISHED, DISTRIBUTED OR MADE AVAILABLE TO SECURITYHOLDERS IN CONNECTION WITH SECURITYHOLDERS' MEETINGS

    3.1 Preliminary notice (*avis de réunion*) of Extraordinary and Ordinary shareholders' meetings, including the agenda for the meeting and text of resolutions for the May 19, 2004 meeting, published in the BALO on March 19, 2004.

4. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

    4.1 Materials relating to the U.S.$15,000,000,000 Euro Medium Term Note Programme.

        A. Pricing Supplement relating to the issuance of GBP 150,000,000 Floating Rate Notes due March 25, 2009, dated March 23, 2004.

        B. Pricing Supplement relating to the issuance of GBP 20,000,000 Floating Rate Notes due March 26, 2007, dated March 24, 2004.

    4.2 Materials relating to the offering of €571 million aggregate principal amount of fixed rate bonds.

        A. Offering Circular, dated January 22, 2004.

        B. Notices published in the BALO January 26, 2004 and February 4, 2004.

5. OTHER PUBLIC DISCLOSURE

    5.1 Press releases from December 17, 2003 to March 31, 2004.

5.2 AMF publication listing declaration by Crédit Agricole of a purchase of its own shares.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

2003 Year-End Results Presentation

Dated March 10, 2004

Please see attached.

2003 Annual Results

CRÉDIT AGRICOLE S.A.

- ✓ **Crédit Agricole S.A. pro forma consolidated results**
- ✓ **Update on Crédit Agricole–Crédit Lyonnais integration**
- ✓ **Presentation of business lines results**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

2003

An outstanding year

2003 annual pro forma consolidated results

Net income group share, before goodwill and integration-related costs: € 2,401 m (+28.5%)

- Net income group share,
  before integration-related costs: € 1,501 m (+20.5%)
- Net income group share: € 1,140 m (-8.5%)

ROE: 10.6%*

•Based on Net income group share, before goodwill and integration-related costs.
Finaref consolidated from 1 January 2003

Q4-2003 pro forma consolidated results

Very strong operating performance

- Net banking income: € 3,431 m (+14.1%)
- Gross operating income: € 1,135 m (+49.0%)
- Pre-tax income: € 1,080 m (+45.7%)
- Integration-related costs : € 513 m (€ 361 m after tax)
- Net income group share,
  after goodwill and integration-related costs: € 24 m
  before goodwill and integration-related costs: € 757 m (+33.0%)

Pro forma consolidated income statement

€ m	2002	2003	% change 2003/2002	2003 Excl. Finaref	% change 2003/2002 Excl. Finaref
Net banking income	**11,659**	**12,721**	**+9.1%**	**12,135**	**+4.1%**
Operating expenses	(8,700)	(8,889)	+2.2%	(8,590)	(1.3%)
Gross operating income	**2,959**	**3,832**	**+29.5%**	**3,545**	**+19.8%**
Risk-related costs	(770)	(1,121)	+45.6%	(993)	+29.0%
Equity affiliates	474	856	+80.6%	854	+80.2%
Net income on fixed assets	(124)	(49)	(60.5%)	(76)	(38.7%)
Pre-tax income	**2,539**	**3,518**	**+38.6%**	**3,330**	**+31.2%**
integration-related costs	-	(513)	nm	(513)	nm
Net income	**1,421**	**1,493**	**+5.1%**	**1,454**	**+2.3%**
Net income group share	**1,246**	**1,140**	**(8.5%)**	**1,160**	**(6.9%)**
Net income group share before integration-related costs	**1,246**	**1,501**	**+20.5%**	**1,521**	**+22.1%**
Net income group share before goodwill and integration-related costs	**1,868**	**2,401**	**+28.5%**	**2,324**	**+24.4%**

Excellent performance from all business lines


Contribution of business lines to net income before goodwill and integration-related costs
€ m
2,043
+34.8%
2,754
464
528
192
688
503
(57)
(275)
589
501
371
870
782
223
(582)
2002
2003
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais network
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

- ✓ Good commercial dynamics in both retail networks
- ✓ Strong growth in consumer credit and positive impact of Finaref's consolidation
- ✓ Sustained growth in contribution from asset management activities
- ✓ Sharp increase in contribution from corporate and investment banking due to tight control over costs and risks

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. pro forma consolidated results

High profitability from all business lines

€ bn	2003		
	Allocated capital	%	ROE
French retail banking – Regional Banks	3.0	13.3%	17.9%
French retail banking – Crédit Lyonnais	2.1	9.4%	23.5%
Specialised financial services	1.7	7.6%	21.1%
Asset management, insurance and private banking	5.1	22.7%	17.0%
Corporate and investment banking	8.0	35.5%	10.5%
International retail banking	2.6	11.5%	9.3%
Total business lines	**22.5**	**100%**	**14.8%**
Group			**10.6%**

- ✓ **Crédit Agricole S.A. pro forma consolidated results**
- ✓ **Update on Crédit Agricole–Crédit Lyonnais integration**
- ✓ **Presentation of business lines results**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

Update on Crédit Agricole–Crédit Lyonnais integration

Managerial structure fully operational within 6 months

- ✓ Appointment of a 16-member Executive Committee
- ✓ General organisation structure by business segment and central support functions
- ✓ All senior management appointments made
- ✓ 250 work groups and sub-groups involving 2,000 people have defined target structures currently being implemented
- ✓ Establishment of group-wide business lines for central support functions (finance, human resources, risk management, etc.)

Mergers and integration between units

- ✓ Consumer credit (Sofinco/Finalion)
- ✓ Corporate & investment banking (CAI/BFI)
- ✓ Leasing (Ucabail/Lixxbail)
- ✓ Asset management (CAAM/CLAM)
- ✓ Life insurance (Predica/UAF)
- ✓ International private banking (CAI Suisse/CL Suisse) (CL SAM/CFM – Monaco)
- ✓ Quantitative management (ABF CM/CPR AM)
- ✓ P&C insurance (Pacifica/Afcalia)
- ✓ etc.

In total, several dozen units have embarked on a two-way integration process

Update on Crédit Agricole–Crédit Lyonnais integration

Implementation now underway


10 March
Nov.
Dec.
January
February
March
April
May
June
July
250 work groups
Detailed organisation and synergies
350 concrete projects
Operational Implementation
Works council consultations
Legal mergers
Consumer finance
Calyon
Leasing
Asset mgt.
Insurance
Relocations

Update on Crédit Agricole–Crédit Lyonnais integration

Human resources: a full agenda

✓ 40 companies in France impacted by integration
16,000 employees in France and almost 25,000 worldwide

✓ Discussions with employee representative bodies

- ⇨ Joint Consultation Committee set up in September 2003
- ⇨ Over 25 works councils consulted

✓ Negotiations

- At group level
  - ⇨ Negotiations on a group employment policy completed
    - Priority to internal mobility
    - No forced redundancies in France
      - ⇨ creation of a dedicated mobility management unit (40 people)
  - ⇨ Negotiations for business transfers leading to an agreement
    - Collective employment transfers
    - Support measures for geographical mobility
- At business unit level
  - ⇨ Negotiations on adapting employment status

Information systems: all major choices made

- ✓ Each business segment has chosen the systems most suited to its business requirements, taking account of:
  - Hardware and software costs,
  - Maintenance and development costs
- ✓ All choices have been validated by the Group's IS Integration Committee
- ✓ 20 major projects launched, with project manager appointed, budget and timetable fixed:
  - Consumer credit
  - Custody France
  - Issuer services
  - CAI/BFI capital markets
  - Leasing
  - Insurance
  - CAI/BFI brokerage
  - CAI/BFI structured finance
  - CAI/BFI International (USA)
  - Asset management
  - Cash management
  - Procurement
  - International private banking
  - ...
- ✓ Major cost savings are anticipated from a project to pool information systems resources, to be opened to all business segments

Most relocations to be completed by early 2005

Implementation of a policy to group employees together by business segment:

✓ **Consistent:**

- A key factor in successful integration
  - For management: essential for management and coordination
  - For employees: sense of belonging to the new group

✓ **Ambitious:**

- Relocations in the Paris region: 8,000 people
- Within a few months time, in 2004/early 2005

A specific system for monitoring synergies

✓ Some 350 projects identified

- All targeted synergies are covered by the system
- It also covers all cross-functional projects required for integration, but which are not directly synergy-generating
  - Information systems convergence, relocations, etc.
- All business segments are concerned
  - Calyon (100 projects), asset management (30), SFS (20), logistics (95) and central support functions (70)

✓ Strict project management and monitoring

- A specific operational management system has been defined for each project
  - Appointment of an operational manager for each project
  - Preparation of a detailed action plan with monthly progress reports monitored by management
- A monitoring system will be established by business segment and/or activity, as applicable

✓ Progress monitored at senior management level

- Target synergies have been incorporated into 2004 budget targets
- Monthly progress reports will be examined at group level
  - Achievement of target milestones (IS migration, relocation of teams, etc.)
  - Actual achievement of cost savings
  - Trends in IS spend
  - Trends in staff numbers

Integration-related costs

- ✓ All provisions for integration-related costs booked in 2003
- ✓ 2003 results will include:
  - costs involved in implementing synergies (external mobility, property costs, information systems costs, etc.)
  - other integration-related costs (advisory bank fees, etc.)
- ✓ Accounting treatment
  - synergy-related costs borne by Crédit Lyonnais will essentially be charged directly to shareholders' equity (and added to goodwill)
  - costs borne by other group companies will be charged directly to income

Update on Crédit Agricole–Crédit Lyonnais integration

Integration-related costs

✓ integration-related costs charged to income	€ 513 m
▪ Synergy-related costs (A)	€ 374 m
▪ Other costs	€ 139 m
✓ Synergy-related costs borne by Crédit Lyonnais (B)	€ 532 m
✓ Total synergy-related costs incurred at end-2003 (A + B)	€ 906 m

Update on Crédit Agricole–Crédit Lyonnais integration

Full synergies achieved in 2006, revised timing

Forecast timing of synergies

(in millions of euros)	2003	2004	2005	2006
Estimated in December 2002	215	574	738	760
Revised in March 2004	**40**	**275**	**620**	**760**

- ✓ In December 2002, a **top-down** approach identified total full-year synergies of € **760 m** in 2006
- ✓ In March 2004, this target was confirmed by a **bottom-up** analysis carried out in the second half of 2003, using information provided by the working groups and sub-groups.
- ✓ The variance in 2004 is principally due to the delay in closing the offer compared with the initial timetable.
- ✓ 2005 will benefit from the full impact of measures mainly implemented during the second half of 2004, together with new measures adopted during the year

Update on Crédit Agricole–Crédit Lyonnais integration

Detailed synergies by business segment

(in millions of euros)	2003	2004 forecast	2006 target
Specialised financial services	**1**	**4**	**43**
Asset management, insurance and private banking	**4**	**14**	**122**
CAI/BFI	**30**	**241**	**529**
Central support functions	**5**	**13**	**57**
Retail banking			
Cash management/payment instruments	-	3	25
Information systems	Under analysis	Under analysis	Under analysis
TOTAL	**40**	**275**	**min. 760**

CRÉDIT AGRICOLE S.A.

- ✓ **Crédit Agricole S.A. pro forma consolidated results**
- ✓ **Update on Crédit Agricole–Crédit Lyonnais integration**
- ✓ **Presentation of business lines results**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

Continued buoyant growth at Regional Banks

2003 Pre-tax income: € 630 m


2002
2003

Allocated capital: € 3.0 bn


2002
2003

2003 Net income before goodwill: € 589 m

ROE: 17.9%

- ✓ Strong growth in business and net banking income
- ✓ Further reduction in cost/income ratio through continued control over operating expenses
- ✓ Tight control over credit risk during the year
- ✓ Excellent contribution to Net income, before goodwill: up 26.9% on 2002

French retail banking – Regional Banks

Growth in customer assets

✓ New inflows of € 23 bn, a 7% rise compared with 3.2% in 2002, driven by:

- sustained growth in savings (passbook accounts up 13.8%, sight deposits up 5.3%, home purchase savings schemes up 5.8%)
- strong growth in life insurance (up 10.4%) and a sharp rebound in mutual fund assets (up 12.7%, after a 3.7% decrease in 2002)


€ bn
317.1
327.2
350.2
34.9
72.8
12.5
28.5
71.6
38.6
58.2
33.6
80.7
10.4
25.5
76.3
43.0
57.7
37.8
89.1
8.8
24.1
80.7
49.0
60.7
2001
2002
2003

Aggregate outstandings (excl. securities) from the Regional Banks network

	% change 2003/2002
Total	+7.0
Mutual funds	+12.7
Life insurance	+10.4
Time deposits, savings bonds and certificates of deposits	(15.7)
Popular savings plan	(5.4)
Home purchase savings schemes	+5.8
Passbook accounts	+13.8
Sight deposits	+5.3

CRÉDIT AGRICOLE S.A.

Strong growth in loans outstanding and new lending

✓ New medium and long-term lending extremely buoyant:

- € 42.1 bn (up 17.2% vs 2002)
- including € 23.8 bn in the second half (up 30% vs H1-2003)

✓ Loan book up 7.1% (+ € 14.8 bn). Excellent performance in local authority finance and mortgage loans


€ bn
198.0
3.4
16.6
13.1
50.1
26.2
88.6
208.5
3.4
17.4
13.5
53.1
26.8
94.3
223.3
3.7
19.7
14.1
54.9
27.2
103.7
2001
2002
2003

Aggregate loans outstanding from the Regional Banks network

	% change 2003/2002
Total	+7.1
Other	+7.3
Local authorities	+13.4
Consumer credit	+3.9
Business	+3.5
Farming loans	+1.6
Mortgage loans	+10.1

CRÉDIT AGRICOLE S.A.

Increase in fee income and products per customer

✓ Fee income from customers up 7.4% to € 3.7 bn, accounting for 36.5% of net banking income from customer accounts

✓ Further growth in the number of products per current account holder, reflecting a strong commercial drive by the Regional Banks and successful cross-selling to deposit account holders


Rise in the number of products per current account
7.06
7.40
7.42
2001
2002
2003


Rise in fee income from customers
€ m
3,158
3,389
3,639
1,004
335
604
1,215
1,083
332
695
1,279
1,180
336
763
1,360
2001
2002
2003
% change 2003/2002
Total +7.4
Services and other banking transactions +9.0
Securities +1.2
Insurance +9.8
Account management and payment instruments +6.3

Continued tight control over costs and risks

- ✓ Cost/income ratio down 3 percentage points to 59.7% in 2003, with growth in operating expenses contained to just 1.8% in 2003
- ✓ Risk-related costs up slightly to 31bp in 2003, with provisioning against bad and doubtful debts rising to 68.9%

Continuous improvement in cost/income ratio*


65,7%
62,7%
59,7%
2001
2002
2003

* Aggregate cost/income ratio of the 43 Regional Banks accounted for by the equity method, excl. dividends

Trends in provisioning against bad and doubtful debts and risk-related costs


67.0%
68.8%
68.9%
Provisions/bad & doubtful debts outstanding
4.6%
4.1%
3.9%
BDD/total loans outstanding
33 bp
28 bp
31 bp
Cost of credit risk
2001
2002
2003

French retail banking – Regional Banks

Continued growth in income and a strong contribution from the Regional Banks

✓ Gross operating income up 15.0%, driven by growth in net banking income (up 7.0%, or 3.3% excluding return on investment of excess equity) and control over operating expenses (up 1.8%)

✓ Continued impact of prudential provisioning policy on risk-related costs

✓ Consolidated contribution from the Regional Banks up 35.8% (26.9% after tax on dividends received from Regional Banks)


€ m
Contribution of the Regional Banks accounted for by the equity method
Net banking income*
2003/2002: +7.0%
Q4/Q4: +3.9%
2003
11,040
2002
10,318
Gross operating profit*
2003/2002: +15.0%
Q4/Q4: +3.4%
2003
4,681
2002
4,070
Net profit*
2003/2002: +14.6%
Q4/Q4: +16.5%
2003
2,454
2002
2,141
Income from equity affiliates
2003/2002: +35.8%
Q4/Q4: +10.8%
2003
630
2002
464

* Aggregate results of the 43 Regional Banks accounted for by the equity method

CRÉDIT AGRICOLE S.A.

French retail banking division – Regional Banks

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income					
Operating expenses					
Gross operating income					
Risk-related costs					
Income from equity affiliates	464	630	+35.8%	174	+10.8%
Pre-tax income	**464**	**630**	**+35.8%**	**174**	**+10.8%**
Exceptional items + tax + FGBR		(41)*	nm		
Net income before goodwill amortisation	**464**	**589**	**+26.9%**	**174**	**+10.8%**
Cost/income ratio	**na**	**na**		**na**	
Allocated capital (€ bn)	**2.9**	**3.0**			
ROE		**17.9%**			

* Tax impact of dividends received from Regional Banks

CRÉDIT AGRICOLE S.A.

Strong business growth in 2003

2003 Pre-tax income: € 746 m


2002
2003

Allocated capital: € 2.1 bn


2002
2003

2003 net income before goodwill and integration-related costs: € 501 m

ROE: 23.5%

- ✓ Sustained growth in net banking income from individual, professional and small business markets (+4.5% vs 2002)
- ✓ Sharp increase in lending to individual, professional and small business customers
- ✓ Risk-related costs back to normal levels in second half
- ✓ Continued tight control over structural costs.

CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Strong growth in loans outstanding

✓ Loans to individual, professional and small business customers up 12.0% vs 2002:

- strong commercial drive in mortgage lending (up 14.6%)
- sustained growth in consumer credit (up 9.4%)

✓ Loans to SMEs down 5.3%, with a stabilisation in Q4-03


€ bn
38.8
8.8
5.7
6.3
18.0
41.2
8.1
6.0
6.6
20.5
44.8
7.7
6.4
7.2
23.5
2001
2002
2003

	% change 2003/2002
Total	+8.6
SME loans	(5.3)
MT/LT business loans	+6.4
Short-term loans	+8.9
Mortgage loans	+14.6

French retail banking – Crédit Lyonnais

Increase in deposit-taking and life insurance driven by the Individuals/Professionals/Small Business market

✓ Strong growth in savings and sight deposits (up 5.4% in Individual/Professional/Small Business markets)

✓ Continued good performance in life insurance (up 9.6%)

✓ Slight growth in securities and mutual funds outstanding (up 2.7%)



€ bn
105.4
103.2
108.1
36.6
31.1
31.9
22.9
24.9
27.3
6.0
5.9
4.9
1.5
8.1
8.7
10.3
17.3
18.0
18.8
2001
2002
2003

	% change 2003/2002
Total	+4.8
Securities and mutual funds	+2.7
Life insurance	+9.6
Time deposits, savings bonds and certificates of deposits	(17.1)
Popular savings plans	(17.0)
Home-finance savings schemes	+4.0
Passbook accounts	+19.0
Current accounts	+4.0

CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

NBI up 3.6%, driven by a strong second half

✓ In the Individual/Professional/Small Business markets:
- net interest income up 3.5%, driven by volume growth in customer deposits and loans
- fee income up 4.6%, chiefly due to commitment and set-up fees (up 12.8%)

✓ In the SME sector, NBI down 4.3% due to a policy of reducing exposure to this segment

€ m

NBI for 2002 and 2003


3,198
1,723
536
280
2002
3,312
1,779
551
307
2003

	% change 2003/2002	% change Q4-03/Q4-02
Total	**+3.6**	**+8.0**
Net interest margin	+3.3	+6.1
Fee income	**+3.9**	**+10.1**
Acct mgmt., services and payment instruments	+2.4	(6.5)
Brokerage	+2.8	+26.1
Commitment and set-up	+9.6	+23.1

NBI for Q4-02 and Q4-03


827
440
138
65
Q4-02
893
467
174
80
Q4-03

Operating expenses and risk-related costs

- ✓ Continued tight control over operating expenses (up 1.4% excluding employee profit-sharing and incentive schemes). Q4-2003 cost/income ratio down 3.4 percentage points compared with Q4-2002.
- ✓ Risk-related costs impacted by increase in provisions against a small number of specific SME exposures in the first half, moving back to normal levels in the second half.

Trends in main operating expense items


€ m
2,354
Employee profit-sharing
22
IT
15
Structural costs
18
2,409
Dec 02
Dec 03

Trends in risk-related costs*


21 bp
49 bp
64 bp
39 bp
31 bp
45 bp
2002
Q1-03
Q2-03
Q3-03
Q4-03
2003

* risk-related costs/risk-weighted assets

French retail banking division – Crédit Lyonnais

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**3,198**	**3,312**	**+3.6%**	**893**	**+8.0%**
Operating expenses	(2,354)	(2,409)	+2.3%	(620)	+3.0%
Gross operating income	**844**	**903**	**+7.0%**	**273**	**+21.3%**
Risk-related costs	(71)	(157)	x 2.2	(27)	+22.7%
Pre-tax income	**773**	**746**	**(3.5%)**	**246**	**+21.2%**
Exceptional items + tax + FGBR	(245)	(245)	-	(88)	+44.3%
Net income before goodwill amortisation	**528**	**501**	**(5.1%)**	**158**	**+11.3%**
Cost/income ratio	**73.6%**	**72.7%**		**69.4%**	
Allocated capital (€ bn)	**2.1**	**2.1**			
ROE		**23.5%**			

CRÉDIT AGRICOLE S.A.

A high-growth business

2003 Pre-tax income: €592m


2002
2003

Allocated capital: €1.7bn


2002
2003

2003 net income before goodwill and integration-related costs: €371m

ROE: 21.1%

Consumer credit

- ✓ Strong growth in business driven by:
  - Demand from consumers and also through partnerships
  - Integration of Finaref
- ✓ Excellent performance of foreign subsidiaries
- ✓ Rise in operating expenses and provisions contained

Leasing and factoring

- ✓ Business flat in a sluggish economic climate.

Specialised financial services

Consumer credit in France and abroad

✓ Loans outstanding up 44% or € 8.6 bn, driven by:
- Sofinco/Crédit Lyonnais partnership (+ € 1.9 bn)
- Integration of Finaref in early 2003 (+ € 4.6 bn)
- 10.5% organic growth (+ € 2bn) due to strong demand for credit

✓ Rapid expansion at foreign subsidiaries (up 23% excluding Finaref)


Growth in managed outstandings
€ bn
16.3
19.5
1.9
2.0
28.1
2.2
3.9
2001
2002
2003
% change Dec. 03/ Dec 02
Total +44.0
Regional banks +11.9
Sofinco/ Crédit Lyonnais partnership x 2
Third party (7.2)
Proprietary outstandings +49.2
O/w Finaref: € 4.7 bn


Geographic breakdown of outstandings
€ bn
16.3
4.4
19.5
5.2
28.1
6.7
2001
2002
2003
% change 2003/2002
Int'l +28.7
(excl. Finaref +23.0)
France +49.6
(excl. Finaref +18.7)
o/w Finaref:
France: € 4.4 bn
Int'l: € 0.3 bn

Specialised financial services

Leasing and factoring: robust performance in a poor market

✓ Leasing: origination up 4.9% to € 3.8 bn and total leasing book up slightly (0.3%)

✓ Factoring: revenues down 0.9%:
- Depressed by difficult economic conditions in France,
- Partially offset by strong growth abroad (revenues up 9.1%)


Trends in leasing book
€ bn
12.4
12.5
12.5
2001
2002
2003
Leasing outstandings 0.3% vs 2002


Growth in factoring revenues and book
€ bn
25.9
5.2
25.7
4.8
2002
2003
Revenues down 0.9%
Factoring outstandings down 7.5%

CRÉDIT AGRICOLE S.A.

Specialised Financial Services

€ m	2002	2003	% change 2003/2002	% change 2003/2002 Excl. Finaref	Q4-03	% change Q4-03/Q4-02	% change Q4-03/Q4-02 Excl. Finaref
Net banking income	**1,447**	**2,208**	**+52.6%**	**+10.6%**	**606**	**+62.0%**	**+17.6%**
Operating expenses	(919)	(1,264)	+37.5%	+7.4%	(345)	+42.6%	+7.4%
Gross operating income	**528**	**944**	**+78.8%**	**+16.3%**	**261**	**+97.7%**	**+36.4%**
Risk-related costs	(214)	(356)	+66.4%	+7.5%	(109)	+84.7%	+23.7%
Income from equity affiliates	4	4	-	-	-	-	-
Pre-tax income	**318**	**592**	**+86.2%**	**+21.4%**	**152**	**x 2.1**	**+46.6%**
Exceptional items (excluding integration-related costs) + tax + FGBR	(126)	(221)	+75.4%	+14.3%	(65)	x 2.3	+57.1%
Net income before goodwill amortisation	**192**	**371**	**+93.2%**	**+26.0%**	**87**	**+93.3%**	**+40.0%**
Cost/income ratio	63.5%	57.2%			56.9%		
Allocated capital (€ bn)	1.4	1.7					
ROE		21.1%					

Significant growth in contribution

2003 Pre-tax income: € 1,300 m


2002
2003

Allocated capital: € 5.1 bn


2002
2003

2003 net income before goodwill and integration-related costs: € 870 m

ROE: 17.0%

- ✓ Strong growth in assets under management, up 10.6% vs 2002 to nearly € 380 bn
- ✓ Excellent performance in insurance activities, with a sharp rise in premium income:
  - 10.6% in life insurance
  - 14.9% in P&C insurance (excluding Finaref)

Asset management, insurance and private banking

Exceptionally strong inflows in all segments

✓ Assets under management up 10.6% (+ € 36.4 bn) to € 380 bn (excl. double counting)

- Excellent performance driven by strong commercial drive in the networks and a recovery in the equity markets



Assets under management
€ bn
92.4
103.8
343.1
254.1
83.0
113.2
343.5
253.8
87.7
123.5
379.8
285.8
2001
2002
2003
CAC 40:
3,064
3,558

% change 2003/2002	
Asset under management (excl. double counting)	**+10.6**
Private banking	+5.6
Life insurance	+9.1
Asset management	+12.6

Asset management

✓ Assets under management up 12.6% (+ € 32.0 bn), resulting from:

- Brisk new business, with new inflows totalling €18.0bn, driven in particular by bonds (up 14.7%) in the institutional segment and by structured products
- A recovery in the equity markets since mid-March (market effect: € 15 bn over the year compared with € (18.3) bn in 2002)


Assets under management
€ bn
254.1
253.8
18.0
Inflows
Scope
(1.0)
15.0
Market
285.8
2001
2002
2003
% change
2003/2002
AUM +12.6
France +11.1
International +30.5*

* On a comparable basis (CPR A2M's US business discontinued in 1Q-03): +39.0%


Breakdown of AUM
26.7%
42.3%
27.4%
3.6%
25.3%
43.7%
28.7%
2.3%
2002
2003
Money markets
Bonds
Equities and diversified
Other
(not allocated to other categories)

Main asset management subsidiaries: CAAM, CLAM, CPR AM, BFT

Asset management, insurance and private banking

Private banking

✓ Assets under management up € 4.7 bn, due to:

- Integration of Intesa BCI Suisse (€1.9bn), which merged with CAI Suisse in September 2003
- Net inflows of € 1.4 bn
- A recovery in the equity markets offsetting an unfavourable foreign exchange effect (€ 1.4 bn)

Assets under management


€ bn
92.4
83.0
Inflows
1.4
Scope
1.9
Market
1.4
87.7
2001
2002
2003

	% change 2003/2002
AUM	**+5.6**
France	(8.7)
International*	+20.1

* On a comparable basis (excl. IntesaBci Suisse): +15.5%

Asset management, insurance and private banking

Life insurance

✓ Premium income up 10.6% to over € 15 bn

✓ In-force business up 9.1%, driven by:

- conventional insurance (up 9.8%)
- recovery in unit-linked business (up 4.4% compared with an increase of 0.5% in 2002)


Assets under management
€ bn
103.8
113.2
123.5
12.9
13.4
100.3
110.1
2001
2002
2003
% change 2003/2002
In-force +9.1
Unit-linked +4.4
€ +9.8


Breakdown of investments (excl. unit-linked)
6.6%
3.0%
80.2%
10.2%
6.2%
3.1%
80.9%
9.8%
Book value 2002
Book value 2003
Treasury
Property
Fixed-income
Equity

Life insurance subsidiaries: Predica and UAF

Asset management, insurance and private banking

Property & casualty insurance

- ✓ Excellent commercial performance: number of Pacifica policies up over 14%, exceeding 3,640,000
- ✓ Premium income up 14.9% (excl. Finaref), driven by brisk new business throughout 2003
- ✓ ...against a low claims ratio

Premium income


€ m
588.1
5.5
281.5
163.5
137.6
775.7
18.3
308.6
185.9
262.9
2002
2003

	% change 2003/2002
Premium income	+31.9
Farming policies	x 3.3
Motor	+9.6
Comprehensive household	+13.7
Personal accident, health, legal protection and other	x 1.9
o/w Finaref: € 100 m	

Loss ratio


97.6%
96.7%
Combined ratio
70.4%
69.3%
Claims ratio
2002
2003

P&C insurance subsidiary: Pacifica

Asset management, insurance and private banking

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,377**	**2,635**	**+10.9%**	**728**	**+17.6%**
Operating expenses	(1,386)	(1,343)	(3.1%)	(319)	(11.6%)
Gross operating income	**991**	**1,292**	**+30.4%**	**409**	**+58.5%**
Risk-related costs	(15)	1	nm	7	+16.7%
Income from equity affiliates	4	7	+75.0%	3	x 3
Net income on fixed assets	16	-	nm	-	nm
Pre-tax income	**996**	**1,300**	**+30.5%**	**419**	**+58.1%**
Exceptional items (excluding integration-related costs) + tax + FGBR	(308)	(430)	+39.6%	(125)	+54.3%
Net income before goodwill amortisation	**688**	**870**	**+26.5%**	**294**	**+59.8%**
Cost/income ratio	58.3%	51.0%		43.8%	
Allocated capital (€ bn)	4.7	5.1			
ROE		17.0%			

Strong growth in contribution to pre-tax income

2003 pre-tax income: € 1,101 bn


2002
2003

Allocated capital: € 8.0 bn


2002
2003

2003 net income before goodwill and integration-related costs: € 782 m

ROE: 10.5%

✓ Gross operating income up 30.7%, driven by:

- Good business in capital markets and asset finance
- Sharp reduction in operating expenses (down 5.2% vs 2002)

✓ Risk-related costs contained (up 3.1%), despite a prudent provisioning policy

✓ Excluding impact of FX, year-on-year changes were:

- NBI: +12.4%
- Operating expenses: +0.7%
- Gross operating income: +43.0%

Corporate and investment banking

Financing activities

✓ Impact of refocusing commercial banking business on asset finance activities (weighted assets down 20%)

✓ Continued decline in operating expenses (down 9.0% vs 2002)

✓ Controlled risks despite an increase in general provisions


Trends in net banking income
€ m
2,106
(1.5%)
2,075
979
8.8%
892
1.4%
(9)
31
2002
2003
Weighted assets
51.2
41.0
2002
2003
Commercial banking
Asset finance
Others


Trends in operating expenses
1,287
(9.0%)
1,171
330
(10.6%)
295
2002
2003
Q4-02
Q4-03

Investment banking: good-quality operating income

✓ Fixed income business up 12.9%, driven by strong growth in credit derivatives, and structured products

✓ Equity and advisory business up 15.2% vs 2002, despite a poor first half

✓ Private equity made its best contribution of the year in the final quarter, due to some major deals

Net banking income


Year-on-year change
€ m
2,440
2,688
1,362
1,538
306
261
2002
2003

	% change 2003/2002	% change Q4-03/Q4-02
Total	**+10.2**	**+8.4**
Fixed-income	+12.9	+7.0
Equity and advisory	+15.2	(1.3)
Private equity and other	(14.7)	+39.6


Quarter-on-quarter change
616
668
310
332
83
116
Q4-02
Q4-03

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

2003 results by business activity

€ m	Investment banking and capital markets			Financing activities		
	2002	2003	% change 2003/2002	2002	2003	% change 2003/2002
Net banking income	**2,440**	**2,688**	**+10.2%**	**2,106**	**2,075**	**(1.5%)**
Operating expenses	(2,000)	(1,946)	(2.7%)	(1,287)	(1,171)	(9.0%)
Gross operating income	**440**	**742**	**+68.6%**	**819**	**904**	**+10.4%**
Risk-related costs	16	17	+6.3%	(560)	(578)	+3.2%
Net income on fixed assets	16	8	(50.0%)	-	17	nm
Pre-tax income	**472**	**767**	**+62.5%**	**259**	**343**	**+32.4%**
Exceptional items (excluding integration-related costs) + tax + FGBR	(132)	(221)	+67.4%	(96)	(107)	+11.5%
Net income before goodwill amortisation	**340**	**546**	**+60.6%**	**163**	**236**	**+44.8%**
ROE		19.4%			5.4%	

Corporate and Investment Banking

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**4,546**	**4,763**	**+4.8%**	**1,181**	**(2.0%)**
Operating expenses	(3,287)	(3,117)	(5.2%)	(778)	(8.1%)
Gross operating income	**1,259**	**1,646**	**+30.7%**	**403**	**+12.6%**
Risk-related costs	(544)	(561)	+3.1%	(156)	+3.3%
Income from equity affiliates	-	-	-	-	-
Net income on fixed assets	16	25	-	27	nm
Pre-tax income	**731**	**1,110**	**+51.8%**	**274**	**+32.4%**
Exceptional items (excluding integration-related costs) + tax + FGBR	(228)	(328)	+43.9%	(74)	+19.3%
Net income before goodwill amortisation	503	782	+55.5%	200	+37.9%
Cost/income ratio	**72.3%**	**65.4%**		**65.9%**	
Allocated capital (€ bn)	**8.4**	**8.0**			
ROE		**10.5%**			

Recovery of contribution from international retail banking

2003 pre-tax income: € 237 m


2003
2002
negative

Allocated capital: € 2.6 bn


2002
2003

2003 net income before goodwill and integration-related costs: € 223 m

ROE: 9.3%

✓ Sharp recovery of contribution from Banca Intesa, to € 115 m at 31 December 2003 (against € (55) m at 31 December 2002)

✓ FX impact on NBI

International retail banking

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**411**	**359**	**(12.7%)**	**83**	**(14.4%)**
Operating expenses	(308)	(279)	(9.4%)	(62)	(7.5%)
Gross operating income	**103**	**80**	**(22.3%)**	**21**	**(30.0%)**
Risk-related costs	(126)	(52)	(58.7%)	(14)	(51.7%)
Income from equity affiliates	41	209	x 5.1	57	x 19
Net income on fixed assets	(33)	-	nm	-	nm
Pre-tax income	**(15)**	**237**	**nm**	**64**	**x 16**
Exceptional items +tax +FGBR	(42)	(14)	nm	(2)	(81.8%)
Net profit before goodwill amortisation	**(57)**	**223**	**nm**	**62**	**nm**
Cost/income ratio	74.9%	77.7%		74.7%	
Allocated capital (€ bn)	2.3	2.6			
ROE		9.3%			

Impact of mark-down of equity investments

2003 pre-tax income: € (1,097) m


2002
negative
2003

- ✓ Mark-down of proprietary equity book: negative impact on NBI € (187) m, a deterioration of € 84 m vs 2002.
  A low mark-down in Q4-03: € (7) m vs € (180) m for the first three quarters.

- ✓ Cost of financing investments before tax (NBI): around €1,000 m over the year:
  - Finaref: € 100 m
  - Crédit Lyonnais: € 440 m
  - CCI and CCA of Regional banks: € 360 m
  - Other: € 100 m

- ✓ Adjustment of fair value of holding in Rue Impériale – exceptional write-down of goodwill: post-tax impact € (154) m

- ✓ Implementation from 1 January 2004, of new Internal Financial Relations. No material impact on Savings/Advances margin.

2003 net income before goodwill and integration-related costs: €(582)m

Proprietary asset management and other activities

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**(320)**	**(556)**	**+73.8%**	**(60)**	**(48.3%)**
Operating expenses	(446)	(477)	+7.0%	(172)	+37.6%
Gross operating income	**(766)**	**(1,033)**	**+34.9%**	**(232)**	**(3.7%)**
Risk-related costs	200	4	nm	(17)	nm
Income from equity affiliates	(39)	6	nm	5	(72.2%)
Net income on fixed assets	(123)	(74)	nm	(5)	nm
Pre-tax income	**(728)**	**(1,097)**	**+50.7%**	**(249)**	**+48.2%**
Exceptional items (excluding integration-related costs) + tax + FGBR	453	515	+13.7%	114	(9.5%)
Net income before goodwill amortisation	(275)	(582)	x 2.1	(135)	x 3.2

Crédit Agricole S.A. pro forma consolidated results

A sound balance sheet

- ✓ Shareholders' equity up 52.7%
- ✓ Risk-weighted assets up € 111.3 bn vs 31 December 2002 due to consolidation of Finaref (€ 4.2 bn) and of Crédit Lyonnais (€ 101.0 bn)
- ✓ Increase in regulatory capital (preferred shares and subordinated debt)
- ✓ Impact of Crédit Lyonnais acquisition on first half solvency ratios and sharp increase in the second half


Capital
(Shareholders' equity, FGBR and subordinated debt)
€ bn
26.3
9.6
1.7
15.0
26.8
9.8
1.6
15.4
47.1
18.7
1.9
23.6
Dec 01
Dec 02
Dec 03
% change 2003/2002
Subordinated debt and similar* +91.7%
Preferred shares issued in 2003**
FGBR +20.1%
Shareholders' equity +52.7%
Total +75.9%

* Including cash advance from Regional Banks and lower Tier one capital
** Excluding € .750 bn issued by Crédit Lyonnais Preferred Capital 1 LLC in April 2002


Risk-weighted assets (€ bn) and Cooke ratio (%)
€ 109.1bn
€ 101.2 bn
€ 219.0 bn
€ 212.5 bn
9.1%
8.5%
9.0%
8.8%
8.2%
7.5%
8.9%
7.9%
Dec 01
Dec 02
Jun 03
Dec 03
International solvency ratio
Of which Tier 1

N.B.: allocated capital based on Crédit Agricole S.A. consolidated financial statements

CRÉDIT AGRICOLE S.A.

- ✓ **Crédit Agricole S.A. pro forma consolidated results**
- ✓ **Update on Crédit Agricole–Crédit Lyonnais integration**
- ✓ **Presentation of results by business lines**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

Crédit Agricole Group consolidated pro forma income statement

€ m	2002	2003	% change 2003/2002
Net banking income	**22,060**	**23,886**	**+8.3%**
Operating expenses	(15,277)	(15,592)	+2.1%
Gross operating income	**6,783**	**8,294**	**+22.3%**
Risk-related costs	(1,359)	(2,007)	+47.7%
Income from equity affiliates	6	219	nm
Net income on fixed assets	(144)	(101)	+29.9%
Pre-tax income	**5,286**	**6,405**	**+21.2%**
integration-related costs	-	(513)	nm
Exceptional items	(286)	(151)	(47.2%)
Tax	(1,540)	(1,963)	+27.5%
Goodwill amortisation	(654)	(926)	+41.6%
FGBR	(171)	207	nm
Net income	**2,635**	**3,059**	**+16.1%**
Net income group share	**2,505**	**2,757**	**+10.1%**
Net income group share before goodwill and integration-related costs	**3,159**	**4,044**	**+28.0%**

Crédit Agricole Group consolidated capital

€ bn	Dec 01	Dec 02	Jun 03	Dec 03
Equity group share	28.4	29.8	35.8	38.6
FGBR	4.1	4.3	4.9	4.6
Preferred shares	-	-	1.4	2.9
Subordinated debt	8.4	10.2	18.7	17.5
Total risk-weighted assets	280.6	292.2	409.3	411.9
International Solvency Ratio	**11.8%**	**11.7%**	**9.8%**	**10.5%**
Tier 1 ratio	**10.8%**	**10.8%**	**7.1%**	**7.6%**

CRÉDIT AGRICOLE S.A.

2003 Annual Results

Appendices

- ✓ Consolidated pro forma results by business line
  - Year-on-year
  - Quarter-on-quarter
  - Quarterly comparisons 2002/2003
  - Quarterly analysis of NBI and GOI
- ✓ Trends in risk
- ✓ Movements in consolidated capital
- ✓ Capital allocation
- ✓ Additional information on business lines
  - French retail banking – Regional Banks
  - French retail banking – Crédit Lyonnais
  - Asset management, insurance and private banking
  - Corporate and investment banking
  - International retail banking
  - Proprietary asset management and other activities
- ✓ Consolidated results of Crédit Agricole S.A.
- ✓ Consolidated results of Crédit Agricole Group

Crédit Agricole S.A. consolidated results

2003: Pro forma consolidated income statement by business line

€ m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Net banking income			**3,198**	**3,312**	**1,447**	**2,208**	**2,377**	**2,635**	**4,546**	**4,763**	**411**	**359**	**(320)**	**(556)**	**11,659**	**12,721**
Operating expenses			(2,354)	(2,409)	(919)	(1,264)	(1,386)	(1,343)	(3,287)	(3,117)	(308)	(279)	(446)	(477)	(8,700)	(8,889)
Gross operating income			**844**	**903**	**528**	**944**	**991**	**1,292**	**1,259**	**1,646**	**103**	**80**	**(766)**	**(1,033)**	**2,959**	**3,832**
Risk-related costs			(71)	(157)	(214)	(356)	(15)	1	(544)	(561)	(126)	(52)	200	4	(770)	(1,121)
Income from equity affiliates	464	630	-	-	4	4	4	7	-	-	41	209	(39)	6	474	856
Net income on fixed assets			-	-	-	-	16	-	16	25	(33)	-	(123)	(74)	(124)	(49)
Pre-tax income	**464**	**630**	**773**	**746**	**318**	**592**	**996**	**1,300**	**731**	**1,110**	**(15)**	**237**	**(728)**	**(1,097)**	**2,539**	**3,518**
Integration-related costs						(8)		(41)		(313)		-		(151)		(513)
Exceptional items			(18)	(24)	(17)	(1)	(11)	(3)	(27)	(30)	(51)	(2)	(42)	39	(166)	(21)
Tax		(41)	(227)	(221)	(106)	(219)	(295)	(408)	(206)	(228)	9	(12)	397	407	(428)	(722)
FGBR			-	-	(3)	2	(2)	(5)	5	8	-	-	98	126	98	131
Income before goodwill amortisation	**464**	**589**	**528**	**501**	**192**	**366**	**688**	**843**	**503**	**547**	**(57)**	**223**	**(275)**	**(676)**	**2,043**	**2,393**
Goodwill amortisation															(622)	(900)
Net income															**1,421**	**1,493**
Minority interests															175	353
Net income group share															**1,246**	**1,140**

Q4-03: Pro forma consolidated income statement by business line

€ m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q4-02	Q4-03	Q4-02	Q4-03	Q4-02	Q4-03	Q4-02	Q4-03	Q4-02	Q4-03	Q4-02	Q4-03	Q4-02	Q4-03	Q4-02	Q4-03
Net banking income			**827**	**893**	**374**	**606**	**619**	**728**	**1,205**	**1,181**	**97**	**83**	**(116)**	**(60)**	**3,006**	**3,431**
Operating expenses			(602)	(620)	(242)	(345)	(361)	(319)	(847)	(778)	(67)	(62)	(125)	(172)	(2,244)	(2,296)
Gross operating income			**225**	**273**	**132**	**261**	**258**	**409**	**358**	**403**	**30**	**21**	**(241)**	**(232)**	**762**	**1 135**
Risk-related costs			(22)	(27)	(59)	(109)	6	7	(151)	(156)	(29)	(14)	19	(17)	(236)	(316)
Income from equity affiliates	157	174	-	-	-	-	1	3	-	-	3	57	18	5	179	239
Net income on fixed assets			-	-	-	-	-	-	-	27	-	-	36	(5)	36	22
Pre-tax income	**157**	**174**	**203**	**246**	**73**	**152**	**265**	**419**	**207**	**274**	**4**	**64**	**(168)**	**(249)**	**741**	**1,080**
Integration-related costs						(8)		(41)		(313)				(151)		(513)
Exceptional items			-	(14)	(12)	5	(1)	1	(4)	(12)	(9)	-	(8)	55	(34)	35
Tax			(61)	(74)	(13)	(69)	(79)	(113)	(58)	8	(2)	(2)	113	83	(100)	(167)
FGBR			-	-	(3)	2	(1)	1	-	8	-	-	21	33	17	44
Income before goodwill amortisation	**157**	**174**	**142**	**158**	**45**	**82**	**184**	**267**	**145**	**(35)**	**(7)**	**62**	**(42)**	**(229)**	**624**	**479**
Goodwill amortisation															(148)	(372)
Net income															**476**	**107**
Minority interests															55	83
Net income group share															**421**	**24**

Crédit Agricole S.A. consolidated results

Pro forma quarterly consolidated income statement

€ m	French retail banking – Regional Banks								French retail banking – Crédit Lyonnais							
	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03
Net banking income	-	-	-	-	-	-	-	-	**771**	**817**	**783**	**827**	**780**	**808**	**831**	**893**
Operating expenses	-	-	-	-	-	-	-	-	(585)	(589)	(578)	(602)	(590)	(605)	(594)	(620)
Gross operating income	-	-	-	-	-	-	-	-	**186**	**228**	**205**	**225**	**190**	**203**	**237**	**273**
Risk-related costs	-	-	-	-	-	-	-	-	(13)	(26)	(10)	(22)	(41)	(55)	(34)	(27)
Income from equity affiliates	118	74	115	157	192	118	146	174	-	-	-	-	-	-	-	-
Net income on fixed assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Pre-tax income	**118**	**74**	**115**	**157**	**192**	**118**	**146**	**174**	**173**	**202**	**195**	**203**	**149**	**148**	**203**	**246**
Exceptional items	-	-	-	-	-	-	-	-	(11)	(4)	(3)	-	(3)	(3)	(4)	(14)
Tax	-	-	-	-	(36)	(5)	-	-	(49)	(59)	(58)	(61)	(44)	(43)	(60)	(74)
FGBR	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income before goodwill amortisation	**118**	**74**	**115**	**157**	**156**	**113**	**146**	**174**	**113**	**139**	**134**	**142**	**102**	**102**	**139**	**158**

Crédit Agricole S.A. consolidated results

Pro forma quarterly consolidated income statement

€ m	Specialised financial services								Asset management, insurance and private banking							
	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03
Net banking income	**354**	**359**	**360**	**374**	**512**	**530**	**560**	**606**	**580**	**593**	**585**	**619**	**611**	**651**	**645**	**728**
Operating expenses	(223)	(220)	(234)	(242)	(299)	(306)	(314)	(345)	(345)	(341)	(339)	(361)	(335)	(348)	(341)	(319)
Gross operating income	**131**	**139**	**126**	**132**	**213**	**224**	**246**	**261**	**235**	**252**	**246**	**258**	**276**	**303**	**304**	**409**
Risk-related costs	(56)	(51)	(48)	(59)	(83)	(88)	(76)	(109)	(4)	(23)	6	6	1	(9)	2	7
Income from equity affiliates	1	1	2	-	2	2	-	-	1	1	1	1	2	2	-	3
Net income on fixed assets	-	-	-	-	-	-	-	-	-	-	16	-	-	-	-	-
Pre-tax income	**76**	**89**	**80**	**73**	**132**	**138**	**170**	**152**	**232**	**230**	**269**	**265**	**279**	**296**	**306**	**419**
integration-related costs								(8)								(41)
Exceptional items	4	(2)	(7)	(12)	3	(11)	2	5	(2)	(4)	(4)	(1)	3	(7)	-	1
Tax	(32)	(35)	(26)	(13)	(45)	(45)	(60)	(69)	(74)	(49)	(93)	(79)	(96)	(104)	(95)	(113)
FGBR	-	-	-	(3)	-	1	(1)	2	(1)	2	(2)	(1)	(1)	(5)	-	1
Income before goodwill amortisation	**48**	**52**	**47**	**45**	**90**	**83**	**111**	**82**	**155**	**179**	**170**	**184**	**185**	**180**	**211**	**267**

Pro forma quarterly consolidated income statement

€ m	Corporate and investment banking							
	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03
Net banking income	**1,180**	**1,167**	**994**	**1,205**	**1,070**	**1,388**	**1,124**	**1,181**
Operating expenses	(827)	(827)	(786)	(847)	(761)	(834)	(744)	(778)
Gross operating income	**353**	**340**	**208**	**358**	**309**	**554**	**380**	**403**
Risk-related costs	(126)	(120)	(147)	(151)	(84)	(181)	(140)	(156)
Income from equity affiliates	-	-	-	-	-	-	-	-
Net income on fixed assets	-	16	-	-	-	(5)	3	27
Pre-tax income	**227**	**236**	**61**	**207**	**225**	**368**	**243**	**274**
Integration-related costs								(313)
Exceptional items	-	(16)	(7)	(4)	3	(5)	(16)	(12)
Tax	(68)	(66)	(14)	(58)	(66)	(106)	(64)	8
FGBR	-	-	5	-	-	-	-	8
Income before goodwill amortisation	**159**	**154**	**45**	**145**	**162**	**257**	**163**	**(35)**

Crédit Agricole S.A. consolidated results

Pro forma quarterly consolidated income statement

€ m	Financing activities								Investment banking							
	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03
Net banking income	**540**	**504**	**473**	**589**	**495**	**550**	**517**	**513**	**640**	**663**	**521**	**616**	**575**	**838**	**607**	**668**
Operating expenses	(325)	(323)	(309)	(330)	(297)	(311)	(268)	(295)	(502)	(504)	(477)	(517)	(464)	(523)	(476)	(483)
Gross operating income	**215**	**181**	**164**	**259**	**198**	**239**	**249**	**218**	**138**	**159**	**44**	**99**	**111**	**315**	**131**	**185**
Risk-related costs	(140)	(118)	(156)	(146)	(82)	(230)	(108)	(158)	14	(2)	9	(5)	(2)	49	(32)	2
Income from equity affiliates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income on fixed assets	-	-	-	-	-	(5)	3	19	-	16	-	-	-	-	-	8
Pre-tax income	**75**	**63**	**8**	**113**	**116**	**4**	**144**	**79**	**152**	**173**	**53**	**94**	**109**	**364**	**99**	**195**
Integration-related costs								(124)								(189)
Exceptional items	1	(5)	(11)	(8)	5	(6)	(9)	(2)	(1)	(11)	4	4	(2)	1	(7)	(10)
Tax	(23)	(26)	1	(30)	(33)	-	(39)	8	(45)	(40)	(15)	(28)	(33)	(106)	(25)	-
FGBR	-	-	5	-	-	-	-	-	-	-	-	-	-	-	-	8
Income before goodwill amortisation	**53**	**32**	**3**	**75**	**88**	**(2)**	**96**	**(39)**	**106**	**122**	**42**	**70**	**74**	**259**	**67**	**4**

Pro forma quarterly consolidated income statement

€ m	International retail banking								Proprietary asset management and other activities							
	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03
Net banking income	**97**	**124**	**93**	**97**	**90**	**97**	**89**	**83**	**(16)**	**(11)**	**(177)**	**(116)**	**(197)**	**(112)**	**(187)**	**(60)**
Operating expenses	(78)	(82)	(81)	(67)	(73)	(73)	(71)	(62)	(130)	(97)	(94)	(125)	(109)	(95)	(101)	(172)
Gross operating income	**19**	**42**	**12**	**30**	**17**	**24**	**18**	**21**	**(146)**	**(108)**	**(271)**	**(241)**	**(306)**	**(207)**	**(288)**	**(232)**
Risk-related costs	(40)	(32)	(25)	(29)	(8)	(12)	(18)	(14)	8	139	34	19	12	2	7	(17)
Income from equity affiliates	79	(36)	(5)	3	37	62	53	57	(10)	(21)	(26)	18	(17)	31	(13)	5
Net income on fixed assets	(33)	-	-	-	-	-	-	-	33	(119)	(73)	36	(30)	(54)	15	(5)
Pre-tax income	**25**	**(26)**	**(18)**	**4**	**46**	**74**	**53**	**64**	**(115)**	**(109)**	**(336)**	**(168)**	**(341)**	**(228)**	**(279)**	**(249)**
Integration-related costs								-								(151)
Exceptional items	(41)	(2)	1	(9)	-	-	(2)	-	(26)	(21)	13	(8)	4	(20)	-	55
Tax	18	(4)	(3)	(2)	(5)	(4)	(1)	(2)	37	115	132	113	119	104	101	83
FGBR	-	-	-	-	-	-	-	-	29	21	27	21	33	31	29	33
Income before goodwill amortisation	**2**	**(32)**	**(20)**	**(7)**	**41**	**70**	**50**	**62**	**(75)**	**6**	**(164)**	**(42)**	**(185)**	**(113)**	**(149)**	**(229)**
Goodwill amortisation																
Net income																
Minority interests																
Net income group share																

Crédit Agricole S.A. consolidated results

Pro forma quarterly consolidated income statement

€ m	Group							
	Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03
Net banking income	**2,966**	**3,049**	**2,638**	**3,006**	**2,866**	**3,362**	**3,062**	**3,431**
Operating expenses	(2,188)	(2,156)	(2,112)	(2,244)	(2,167)	(2,261)	(2,165)	(2,296)
Gross operating income	**778**	**893**	**526**	**762**	**699**	**1,101**	**897**	**1,135**
Risk-related costs	(231)	(113)	(190)	(236)	(203)	(343)	(259)	(316)
Income from equity affiliates	189	19	87	179	216	215	186	239
Net income on fixed assets	-	(103)	(57)	36	(30)	(59)	18	22
Pre-tax income	**736**	**696**	**366**	**741**	**682**	**914**	**842**	**1,080**
Integration-related costs								(513)
Exceptional items	(76)	(49)	(7)	(34)	10	(46)	(20)	35
Tax	(168)	(98)	(62)	(100)	(173)	(203)	(179)	(167)
FGBR	28	23	30	17	32	27	28	44
Income before goodwill amortisation	**520**	**572**	**327**	**624**	**551**	**692**	**671**	**479**
Goodwill amortisation	(150)	(166)	(158)	(148)	(166)	(167)	(195)	(372)
Net income	**370**	**406**	**169**	**476**	**385**	**525**	**476**	**107**
Minority interests	47	42	31	55	84	92	94	83
Net income group share	**323**	**364**	**138**	**421**	**301**	**433**	**382**	**24**

Crédit Agricole S.A. pro forma consolidated results

Change in NBI and GOI


Change in net banking income
€ m
11,659
Contribution of equity investments*
(187)
Forex impact
(202)
Finaref impact
586
Organic growth
865
12,721
2002
2003


Change in gross operating income
€ m
2,959
Contribution of equity investments*
(187)
Forex impact
(76)
Finaref impact
287
Organic growth
849
3,832
2002
2003

* Contribution of equity portfolios of Proprietary asset management division

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. pro forma consolidated results

Cost/income ratio down 4.7 percentage points

✓ The cost/income ratio has improved across the business lines, driven by a good commercial performance coupled with tight control over operating expenses

✓ Incorporates the initial positive benefits of synergies (about € 40 m)


74.6%
69.9%
73.6%
72.7%
63.5%
57.2%
58.3%
51.0%
72.3%
65.4%
2002
2003
Group
Crédit Lyonnais network
SFS
Asset management
CIB

Trends in risk

Market risk

- Overall VaR (99% - 1 day) at 31 December 2003: € 44 m* including € 39 m for CAI and Crédit Lyonnais alone

Market risk (including Crédit Lyonnais from 1 January)

€ m	VaR (99% - 1 day) 1 January to 31 December 2003			31 December 2003
	Minimum	Maximum	Average	
Interest rates	17.5	32.3	22.1	18.9
Issuer spreads	20.3	32.9	24.9	21.9
Exchange rates - firm positions	0.5	2.7	1.4	1.6
Currency options	1.8	3.9	2.9	3.1
Equity and equity derivatives	14.0	29.2	19.5	21.7
Commodities	1.6	2.3	1.9	2.1

* The line-by-line valuation of risk at 31 Dec 03 inflates the real level of exposure due to the absence of netting and to methodological variances

Trends in risk

Credit risk

Crédit Agricole SA (pro forma data)			
€ m	Dec 02	Jun 03	Dec 03
Customer loans	171,092	185,715	167,468
Bad and doubtful debts	9,664	10,087	9,534
Loan loss reserves	6,186	6,314	6,015
Doubtful debt ratio	5.6%	5.4%	5.7%
Ratio of reserves to doubtful loans	64.0%	62.6%	63.1%

Regional Banks (aggregate data)			
€ m	Dec 02	Jun 03	Dec 03
Customer loans	208,369	213,210	223,246
Bad and doubtful debts	8,635	8,880	8,627
Loan loss reserves	5,939	6,042	5,941
Doubtful debt ratio	4.1%	4.2%	3.9%
Ratio of reserves to doubtful loans	68.8%	68.0%	68.9%

Crédit Agricole S.A. pro forma consolidated results

Risk-related costs

€ m


28
40
43
117
148
301
66
55
15
(1)
543
532
1
29
126
52
-200
(4)
770
1,121
Ind. Prof. market
Small Bus. market
Consumer credit
Leasing and factoring
CAI+ICB/CL
Other ICB
Crédit Lyonnais
S F S
Asset management
I C B
International retail banking
Proprietary asset management and other activities
Crédit Agricole S.A.
2002
2003

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. pro forma consolidated results

General provisions – trends by provision type

€ m	Dec 2002 pro forma	Dec 2003
Crédit Agricole S.A.		
Sector risk provisions and other provisions for credit risk	1,165	1,418
o/w: . General provision for US credit risk	*320*	*242*
. Large European corporates	*90*	*274*
. Retail banking and SFS	*42*	*112*
Country risk provisions	865	753
FGBR home purchase savings scheme	998	882
Other FGBR	1,080	1,062

Regional Banks		
Change in FGBR	2,673	2,605

Movements in consolidated capital

Equity, FGBR and subordinated debt*

€ m	Shareholders' equity	Minority interests	Total	FGBR	Subordinated debt
31 December 2001	**14,994**	**690**	**15,684**	**1,716**	**9,574**
31 December 2002	**15,431**	**383**	**15,814**	**1,618**	**9,745**
Dividend paid in 2003	(729)	(10)	(739)		
Capital increase	7,810		7,810		
Change in share of the Regional Banks' retained earnings**	97		97		
Change in foreign exchange translation reserves	(213)	(291)	(504)		
Year results	1,026	260	1,286		
Other***	149	4,101****	4,250		
31 December 2003	**23,571**	**4,443**	**28,014**	**1,944**	**18,686**

* Actual data
** Of which dividend paid by Crédit Agricole S.A. and received by the Regional Banks accounted for by the equity method (25%)
*** Of which harmonisation of accounting methods (treatment of bond issue expenses): € 119 m
**** Including € 2.4 bn in preference shares issued; minority interests in the Finaref group (75.5%-owned) and the Crédit Lyonnais group (94.82%-owned).

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2002		June 2003		Dec 2003		%
SAS Rue la Boétie	682,717,240		685,844,898		771,841,801		52.38%
SNC Crédit Agricole Transactions*	26,903,605		26,903,605		14,771,187		1.00%
Own shares, options hedging and buyback commitments**	745,968		2,312,438		15,681,762		1.07%
Shares held by Group companies**	4,334,482		17,711,782		-		-
Float****	257,508,604		592,722,914		671,227,687		45.55%
Total shares in issue	**972,209,899**		**1,325,495,637**		**1,473,522,437**		
	Consolidated accounts	Pro forma consolidated accounts	Consolidated accounts	Pro forma consolidated accounts	Consolidated accounts	Pro forma consolidated accounts	
Average number of shares used to compute earnings per share	968,456,667	1,321,742,405	1,013,196,542	1,320,417,978	1,185,918,556	1,339,009,043	
Net income group share	€ 1,064 m	€ 1,246 m	€ 620 m	€ 734 m	€ 1,026 m	€ 1,140 m	
Annualised net income per share	€ 1.099	€ 0.942	€ 1.224	€ 1.113	€ 0.865	€ 0.851	
Annualised net income before goodwill and integration-related costs per share	**€ 1.394 €**	**€ 1.413**	**€ 1.603**	**€ 1.616**	**€ 1.809**	**€ 1.793**	

* Excluding stock lending

** Of which 14,935,794 Shares held directly under the buyback programme, retained on the balance sheet and specifically allocated to hedging stock options

*** Actions held directly by group companies and not retained on the consolidated balance sheet (CRC 2000 –02)

**** Including 73,011,167 shares held by employee share ownership plans at 31 December 2003

Capital allocation

International solvency ratio

€ bn	Dec 01	Dec 02	Jun 03	Dec 03
Credit risks	94.0	86.8	197.2	190.0
Market risks	15.1	14.4	21.8	22.5
Total risk-weighted assets	**109.1**	**101.2**	**219.0**	**212.5**
Tier 1	14.8	15.1	16.5	16.9
Tier 2	9.4	8.7	14.1	15.0
Tier 3	0.6	0.2	1.2	1.1
Deductions	14.9	14.9	13.7	14.0
Total net regulatory capital	**9.9**	**9.1**	**18.1**	**19.0**
Tier 1 solvency ratio	**8.5%**	**8.8%**	**7.5%**	**7.9%**
Total solvency ratio	**9.1%**	**9.0%**	**8.2%**	**8.9%**

Risk-weighted assets for capital allocation per business line

€ bn	Dec 02	Jun 03	Dec 03
French retail banking	**80.1**	**81.7**	**83.5**
- Regional Banks	*46.8*	47.5	48.5
- Crédit Lyonnais	*33.3*	34.2	35.0
Specialised financial services	**22.7**	**27.1**	**28.1**
Asset management, insurance and private banking	**11.1**	**11.9**	**12.0**
Corporate and investment banking	**140.0**	**136.7**	**133.0**
International retail banking	**2.7**	**2.5**	**4.3***

* Including, in 2003, the risk-weighted assets of the CAI subsidiaries involved in this activity

Capital allocation

Allocated capital per business line

€ bn	Dec 02	(%)	Jun 03	(%)	Dec 03	(%)
French retail banking	**5.0**	**22.9%**	**5.0**	**22.4%**	**5.1**	**22.7%**
- Regional Banks	*2.9*		*2.9*		*3.0*	
- Crédit Lyonnais	*2.1*		*2.1*		*2.1*	
Specialised financial services	**1.4**	**6.4%**	**1.6**	**7.2%**	**1.7**	**7.6%**
Asset management, insurance and private banking	**4.7**	**21.6%**	**5.0**	**22.4%**	**5.1**	**22.7%**
Corporate and investment banking	**8.4**	**38.5%**	**8.3**	**37.2%**	**8.0**	**35.5%**
Of which Investment banking and capital markets	*3.0*		*3.1*		*3.0*	
Of which Financing activities	*5.4*		*5.2*		*5.0*	
International retail banking	**2.3**	**10.6%**	**2.4**	**10.8%**	**2.6**	**11.5%**

French retail banking – Regional Banks

Regional Banks' contribution

€ m – Aggregated results of the 43 Regional Banks consolidated by the equity method	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**10,318**	**11,040**	**+7.0%**	**2,892**	**+3.9%**
Operating expenses	(6,248)	(6,359)	+1.8%	(1,670)	+4.2%
Gross operating income	**4,070**	**4,681**	**+15.0%**	**1,222**	**+3.4%**
Risk-related costs	(535)	(851)	+59.1%	(369)	x 3.2
Net income on fixed assets	(39)	(56)	+43.6%	(28)	(31.7%)
Pre-tax income	**3,496**	**3,774**	**+8.0%**	**825**	**(19.5%)**
Exceptional items	(130)	(134)	+3.1%	(58)	nm
Tax	(960)	(1,269)	+32.2%	(294)	+3.2%
Transfer to FGBR	(265)	83	nm	192	nm
Aggregate net income in individual accounts	**2,141**	**2,454**	**+14.6%**	**665**	**+16.5%**
Net income from equity affiliates (100%)	**2,049**	**2,575**	**+25.8%**	**709**	**+30.6%**
Net income from equity affiliates (25%)	**512**	**644**	**+25.8%**	**177**	**+30.6%**
Elimination of intra-group dividends	(89)	(97)	+9.0%	(8)	nm
Change in share of reserves	41	83	x 2.0	5	nm
Contribution of Regional Banks	**464**	**630**	**+35.8%**	**174**	**+10.8%**

CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer credit highlights

€ m	2002	2003	% change		Q4-03	% change	
			2003/2002	2003/2002 Excl. Finaref		Q4-03/Q4-02	Q4-03/Q4-02 Excl. Finaref
Net banking income	**1,060**	**1,802**	**+70.0%**	**+12.7%**	**491**	**+84.6%**	**+22.2%**
Operating expenses	(670)	(1,007)	+50.3%	+9.0%	(277)	+54.7%	+7.3%
Gross operating income	**390**	**795**	**x 2**	**+19.2%**	**214**	**x 2.5**	**+52.9%**
Risk-related costs	(148)	(301)	x 2	+18.2%	(92)	x 2.5	+51.4%
Income from equity affiliates	4	4	-	(50.0%)	-	-	-
Pre-tax income	**246**	**498**	**x 2**	**+18.7%**	**122**	**x 2.4**	**+54.0%**
Integration-related costs	-	(4)	nm	nm	(4)	-	-
Exceptional items	(2)	(2)	-	-	(2)	-	-
Tax	(86)	(181)	x 2.1	+20.9%	(51)	x 3.6	x 2.1
FGBR	(4)	2	nm	nm	2	-	nm
Net income before goodwill amortisation	**154**	**313**	**x 2**	**+19.5%**	**67**	**x 2.2**	**+38.7%**

CRÉDIT AGRICOLE S.A.

Specialised financial services

Lease-finance highlights

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**283**	**301**	**+6.4%**	**85**	**+7.6%**
Operating expenses	(169)	(177)	+4.7%	(50)	+22.0%
Gross operating income	**114**	**124**	**+8.8%**	**35**	**(7.9%)**
Risk-related costs	(35)	(40)	+14.3%	(18)	+80.0%
Income from equity affiliates	-	-	-	-	-
Pre-tax income	**79**	**84**	**+6.3%**	**17**	**(39.3%)**
Integration-related costs	-	(4)	nm	(4)	nm
Exceptional items	-	(1)	nm	5	nm
Tax	(27)	(34)	+25.9%	(13)	x 4.3
FGBR	1	-	nm	-	nm
Net income before goodwill amortisation	**53**	**45**	**(15.1%)**	**5**	**(76.2%)**

Factoring highlights

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**104**	**105**	**+1.0%**	**30**	**+3.4%**
Operating expenses	(78)	(74)	(5.1%)	(17)	(19.0%)
Gross operating income	**26**	**31**	**+19.2%**	**13**	**+62.5%**
Risk-related costs	(31)	(15)	(51.6%)	1	nm
Pre-tax income	**(5)**	**16**	**nm**	**14**	**nm**
Exceptional items	(15)	2	nm	2	nm
Tax	6	(6)	nm	(5)	nm
Net income before goodwill amortisation	**(14)**	**12**	**nm**	**11**	**nm**

Specialised financial services

Target synergies

(in millions of euros)	2003	2004	2006	*2006 (N.B. Dec 02)*
Consumer credit	1	2	21	*20*
Leasing	-	2	22	*20*
Factoring	-	-	-	*5*
TOTAL	**1**	**4**	**43**	*45*

Asset management highlights

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**1,013**	**1,107**	**+9.3%**	**313**	**+20.8%**
Operating expenses	(720)	(710)	(1.4%)	(171)	(14.1%)
Gross operating income	**293**	**397**	**+35.5%**	**142**	**x 2.4**
Risk-related costs	(2)	17	nm	9	+80.0%
Income from equity affiliates	-	(1)	nm	(1)	nm
Pre-tax income	**291**	**413**	**+41.9%**	**150**	**x 2.3**
Integration-related costs	-	(40)	nm	(40)	nm
Exceptional items	(3)	3	nm	1	nm
Tax	(100)	(122)	+22.0%	(34)	x 2
FGBR	(2)	(5)	x 2.5	1	nm
Net income before goodwill amortisation	**186**	**249**	**+33.9%**	**78**	**+52.9%**

Asset management, insurance and private banking

Insurance highlights

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**861**	**1,037**	**+20.4%**	**311**	**+31.2%**
Operating expenses	(216)	(220)	+1.9%	(55)	+12.2%
Gross operating income	**645**	**817**	**+26.7%**	**256**	**+36.2%**
Income from equity affiliates	4	8	x 2	4	x 4
Pre-tax income	**649**	**825**	**+27.1%**	**260**	**+37.6%**
Integration-related costs	-	(1)	nm	(1)	nm
Exceptional items	1	(2)	nm	(3)	+50.0%
Tax	(185)	(269)	+45.4%	(74)	+23.3%
Net income before goodwill amortisation	**465**	**553**	**+18.9%**	**182**	**+43.3%**

Life-insurance highlights*

- ✓ Life reserve up 3.5% to € 3.3 bn vs 2002
- ✓ With-profits reserve up 8.6% (+ € 105 m)
- ✓ Regulatory capital up 12.1%
- ✓ Unrealised capital gains on investments up 0.4% vs 2002 to € 5.6 bn, accounting for 6.1% of technical reserves

Increase in reserves


€ m
3,106
3,214
3,325
1,041
871
1,194
1,123
870
1,221
1,072
927
1,326
Dec 01
Dec 02
Dec 03
Unrealised capital gains
Capitalisation reserve
With-profits reserve

Solvency margin*

Dec 01	Dec 02	Dec 03
102.0%	105.0%	108.4%

* Solvency margin excl. unrealised capital gains

Change in capital


€ m
3,436
639
259
2,538
3,883
787
300
2,796
4,353
955
328
3,070
Dec 01
Dec 02
Dec 03
Subordinated debt
Profit (before distribution)
Shareholders' equity (incl. capitalisation reserve)

* Data for Predica only (representing 75.8% of the total technical reserves of the life-insurance business)

Private banking highlights

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**503**	**491**	**(2.4%)**	**104**	**(15.4%)**
Operating expenses	(450)	(413)	(8.2%)	(93)	(17.7%)
Gross operating income	**53**	**78**	**+47.2%**	**11**	**+10.0%**
Risk-related costs	(13)	(16)	+23.1%	(2)	nm
Net income on fixed assets	16	-	nm	-	nm
Pre-tax income	**56**	**62**	**+10.7%**	**9**	**(18.2%)**
Exceptional items	(9)	(4)	(55.6%)	3	nm
Tax	(10)	(17)	+70.0%	(5)	x 2.5
Net income before goodwill amortisation	**37**	**41**	**+10.8%**	**7**	**+16.7%**

Asset management, insurance and private banking

Target synergies

(in millions of euros)	2003	2004	2006	*2006 (N.B. Dec 02)*
Asset management	3	9	65	*40*
Insurance	1	4	19	*15*
Securities businesses	-	1	13	
International private banking	-	-	25	*20*
TOTAL	**4**	**14**	**122**	*75*

Target synergies

(in millions of euros)	2003	2004	2006	*2006 (N.B. Dec 02)*
Financing activities		**50**	**197**	***180***
Corporate & institutional banking (French and international customers)		26	115	*120*
Structured finance		24	82	*60*
Investment banking		**191**	**332**	***310***
Capital markets		120	198	*170*
Equities/advisory		71	134	*140*
TOTAL	**30**	**241**	**529**	*490*

Reform of Internal Financial Relations: no material financial impact for Crédit Agricole S.A.

✓ Structure of internal financial relations unchanged

- Non-monetary savings collected by the Regional Banks on behalf of Crédit Agricole S.A. with 50% returned to them under identical terms and conditions
- Change in remuneration for funds taken
- General reference to market conditions for remunerating funds taken and advances extended

✓ An independent assessment confirmed that the new system for managing Savings/Advances was in line with market practices and prices, both in terms of margin spitting and in its conception

✓ Quantitative analyses carried out using the new models do not reveal any material changes on key financial aggregates

- Impact on NBI will only be gradual: the reform applies to fund flows generated from 1 January 2004
- Henceforth, the sharing of maturity mismatch risk will reduce the volatility of Crédit Agricole S.A.'s NBI
- Once the system is fully operational, the reform should only have a limited impact on NBI

Crédit Agricole S.A. 2003 consolidated income statement

€ m	2002	2003	% change 2003/2002
Net banking income	**5,329**	**9,351**	**+75.5%**
Operating expenses	(3,929)	(6,496)	+65.3%
Gross operating income	**1,400**	**2,855**	**x 2.0**
Risk-related costs	(207)	(839)	x 4.1
Income from equity affiliates	476	986	x 2.1
Net income on fixed assets	(74)	(17)	(77.0%)
Pre-tax income	**1,595**	**2,985**	**+87.1%**
Integration-related costs	-	(513)	nm
Net income	**1,061**	**1,286**	**+21.2%**
Net income group share	**1,064**	**1,026**	**(3.6%)**
Net income group share before goodwill and integration-related costs	**1,350**	**2,146**	**+59.0%**

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 30 June and 31 December 2003

€ bn

Assets	30 Jun 03	31 Dec 03
Loans and advances to banks	188.6	172.2
Crédit Agricole internal transactions	155.3	157.7
Loans and advances to customers and lease financing	179.4	161.4
Securities	80.2	78.0
Insurance companies' investments and re-insurers' share in technical reserves	120.6	127.7
Fixed assets	21.3	21.8
Goodwill	9.7	9.7
Prepayments, accrued income and other assets	68,9	57.5
	824.0	**786.0**

€ bn

Liabilities	30 Jun 03	31 Dec 03
Deposits by banks	137.9	125.1
Crédit Agricole internal transactions	16.2	13.5
Customer accounts	304.7	297.8
Debt securities in issue	102.4	90.5
Insurance companies' technical reserves	117.5	123.1
Accruals, deferred income and other liabilities	92.9	81.9
Provisions and subordinated debt	25.7	24.2
Fund for general banking risks	2.1	1.9
Minority interests	3.9	4.4
Shareholders' equity (excl. FGBR)	20.7	23.6
	824.0	**786.0**

Crédit Agricole Group financial statements

2003 consolidated income statement

€ m	2002	2003	% change 2003/2002
Net banking income	**15,727**	**20,514**	**+30.4%**
Operating expenses	(10,505)	(13,198)	+25.6%
Gross operating income	**5,222**	**7,316**	**+40.1%**
Risk-related costs	(796)	(1,725)	x 2.2
Income from equity affiliates	8	350	nm
Net income on fixed assets	(94)	(69)	(26.6%)
Pre-tax income	**4,340**	**5,872**	**+35.3%**
Integration-related costs	-	(513)	nm
Exceptional items	(255)	(121)	(52.5%)
Tax	(1,322)	(1,808)	+36.8%
Goodwill amortisation	(299)	(775)	x 2.6
FGBR	(171)	207	nm
Net income	**2,293**	**2,862**	**+24.8%**
Net income group share	**2,297**	**2,625**	**+14.3%**
Net income group share before goodwill and integration-related costs	**2,596**	**3,761**	**+44.9%**

CRÉDIT AGRICOLE S.A.

CRÉDIT AGRICOLE S.A.

DRAFT

CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2003, 31 DECEMBER 2002
AND 31 DECEMBER 2001

CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

Notes	ASSETS (in millions of euros)	31/12/2003	31/12/2002	31/12/2001
	CASH, MONEY MARKET AND INTERBANK ITEMS	**172,246**	**107,799**	**92,874**
	Cash, due from central banks and French postal system	12,370	9,706	3,660
5, 5.1, 5.2 & 5.3	Treasury bills and similar items	65,522	30,955	25,121
3, 4.1,4.2 & 4.3	Due from banks	94,354	67,138	64,093
3	**CREDIT AGRICOLE INTERNAL TRANSACTIONS**	**157,648**	**149,901**	**141,630**
4, 4.1, 4.2 & 4.3	**CUSTOMER-RELATED ITEMS**	**148,420**	**62,541**	**69,765**
4, 4.1, 4.2 & 4.3	**LEASE FINANCING**	**13,033**	**6,663**	**6,485**
	SECURITIES	**77,992**	**48,014**	**58,629**
5, 5.1, 5.2 & 5.3	Bonds and other fixed-income securities	50,089	31,564	36,349
5 & 5.1	Shares and other variable-income securities	27,903	16,450	22,280
38.1	**INSURANCE COMPANIES' INVESTMENTS**	**127,288**	**84,905**	**79,390**
38.3	**RE-INSURERS'SHARE IN TECHNICAL RESERVES**	**389**	**144**	**101**
	INVESTMENTS, BANK PREMISES AND EQUIPMENT	**21,829**	**17,311**	**16,102**
6, 6.1 & 9	Investments in non-consolidated affiliates and other long-term securities	2,747	4,520	3,592
7	Investments in equity affiliates	12,294	11,420	10,823
8 & 9	Intangible assets, bank premises and equipment	6,788	1,371	1,687
12	**GOODWILL**	**9,658**	**1,652**	**1,895**
	OTHER ASSETS, SUNDRY ACCOUNTS AND PREPAID EXPENSES	**57,482**	**26,788**	**28,196**
10	Other assets	42,503	16,979	16,755
38.2	Other assets related to insurance activities	989	641	532
10	Sundry accounts and prepaid expenses	13,990	9,168	10,909
	TOTAL ASSETS	**785,985**	**505,718**	**495,067**

Notes	LIABILITIES AND SHAREHOLDERS'EQUITY (in millions of euros)	31/12/2003	31/12/2002	31/12/2001
	MONEY MARKET AND INTERBANK ITEMS	**125,127**	**70,477**	**70,305**
	Due to central banks and current accounts with French postal system	290	13	21
13	Due to banks	124,837	70,464	70,284
13	**CREDIT AGRICOLE INTERNAL TRANSACTIONS**	**13,502**	**18,943**	**24,053**
	CUSTOMER-RELATED ITEMS	**297,765**	**205,087**	**200,681**
14, 14.1 & 14.2	Special savings schemes	180,204	143,701	138,221
14, 14.1 & 14.2	Other accounts	117,561	61,386	62,460
15 & 15.1	**DEBTS MATERIALISED BY A SECURITY**	**90,505**	**58,257**	**57,562**
38.3	**INSURANCE COMPANIES' TECHNICAL RESERVES**	**123,069**	**84,154**	**77,687**
	OTHER LIABILITIES, SUNDRY ACCOUNTS AND UNEARNED INCOME	**81,858**	**39,232**	**34,542**
16	Other liabilities	60,090	23,087	21,508
38.4	Other liabilities related to insurance activities	949	481	377
16	Sundry accounts and unearned income	20,819	15,664	12,657
	RESERVES AND SUBORDINATED DEBT	**24,201**	**12,136**	**12,837**
17	General risks and liabilities reserves	5,487	2,391	3,263
	Mutal security deposits	28	0	0
19	Subordinated debt	18,686	9,745	9,574
18	**FUND FOR GENERAL BANKING RISKS**	**1,944**	**1,618**	**1,716**
20	**MINORITY INTERESTS**	**4,443**	**383**	**690**
20	**SHAREHOLDERS'EQUITY (excl. FGBR)**	**23,571**	**15,431**	**14,994**
	Share capital	**4,418**	**2,904**	**2,911**
	Additional paid-in capital	**12,822**	**6,516**	**6,516**
	Investment grants	**128**	**121**	**112**
	Consolidated reserves and retained earnings	**5,177**	**4,826**	**4,388**
	Net income for the year	**1,026**	**1,064**	**1,067**
	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	785,985	505,718	495,067

CONSOLIDATED STATEMENTS OF OFF-BALANCE SHEET ITEMS FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

Notes	(in millions of euros)	31/12/2003	31/12/2002	31/12/2001
	GUARANTEES AND COMMITMENTS GIVEN	**171,045**	**96,124**	**71,326**
23	**FINANCING COMMITMENTS GIVEN**	**101,324**	**43,051**	**38,976**
	Banks and financial institutions	9,114	5,020	2,876
	Crédit Agricole entities	1,807	1,065	1,337
	Customers	90,403	36,966	34,763
23	**GUARANTEES GIVEN**	**65,186**	**50,255**	**29,097**
	Banks and financial institutions	15,673	7,048	8,079
	Crédit Agricole entities	2,993	3,098	27
	Customers (1)	46,520	40,109	20,991
	GUARANTEES GIVEN BY INSURANCE COMPANIES	**955**	**881**	**832**
23	**COMMITMENTS ON SECURITIES**	**3,580**	**1,937**	**2,421**
	Securities bought with repurchase option			6
	Other commitments	3,580	1,937	2,415
	GUARANTEES AND COMMITMENTS RECEIVED	**69,691**	**58,736**	**35,114**
23	**FINANCING COMMITMENTS RECEIVED**	**9,115**	**9,643**	**4,682**
	Banks and financial institutions	4,205	2,943	1,160
	Crédit Agricole entities	3,779	4,342	3,025
	Customers	1,131	2,358	497
23	**GUARANTEES RECEIVED**	**37,814**	**35,807**	**17,561**
	Banks and financial institutions	15,938	21,782	2,849
	Crédit Agricole entities	5	6	7
	Customers (1)	21,871	14,019	14,705
	GUARANTEES RECEIVED FROM INSURANCE COMPANIES	**17,267**	**9,654**	**9,385**
23	**COMMITMENTS ON SECURITIES**	**5,495**	**3,632**	**3,486**
	Securities bought with repurchase option	15		
	Other commitments	5,480	3,632	3,486

(1) At 31 december 2002, these commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and exchange offer for the capital of Crédit Lyonnais issued on 16 December 2002

Off-balance sheet commitments - other information

Foreign exchange transactions and amounts payable in foreign currencies : note 23.1

Securitisation transactions and special purpose vehicles : note 23.2

Financial futures transactions and other forward agreements : notes 24, 24.1 and 24.2

CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001
(in millions of euros)

Notes		31/12/2003	31/12/2002	31/12/2001
25	INTEREST RECEIVABLE AND SIMILAR INCOME	22,043	23,798	24,151
25	INTEREST PAYABLE AND SIMILAR EXPENSE	(18,669)	(22,248)	(22,826)
26	INCOME FROM VARIABLE-INCOME SECURITIES	176	149	215
27	**NET COMMISSION AND FEE INCOME**	**1,033**	**11**	**396**
	NET INCOME FROM FINANCIAL TRANSACTIONS			
29	NET IGAINS (LOSSES) FROM TRADING TRANSACTIONS	2,402	1,586	2,444
30	NET GAINS (LOSSES) ON HELD FOR SALE SECURITIES	56	410	812
	OTHER NET BANKING INCOME	**322**	**355**	**204**
38.5	**GROSS MARGIN ON INSURANCE ACTIVITIES**	**1,963**	**1,254**	**1,195**
	NET INCOME FROM OTHER ACTIVITIES	**25**	**14**	**7**
	NET BANKING INCOME	**9,351**	**5,329**	**6,598**
31	**OPERATING EXPENSES**	**(6,098)**	**(3,695)**	**(4,042)**
31.1 & 31.2	Personnel costs	(3,544)	(2,054)	(2,278)
31.3 & 31.4	Other operating expenses	(2,554)	(1,641)	(1,764)
	DEPRECIATION AND AMORTISATION	**(398)**	**(234)**	**(308)**
	GROSS OPERATING INCOME	**2,855**	**1,400**	**2,248**
32	**RISK-RELATED COSTS**	**(839)**	**(207)**	**(366)**
	NET OPERATING INCOME	**2,016**	**1,193**	**1,882**
35	**SHARE OF NET INCOME (LOSSES) OF EQUITY AFFILIATES**	**986**	**476**	**305**
33	**NET INCOME (LOSS) ON FIXED ASSETS**	**(17)**	**(74)**	**34**
	NET ORDINARY INCOME (before tax)	**2,985**	**1,595**	**2,221**
39	**INTEGRATION-RELATED COSTS**	**(513)**		
36	**NET EXTRAORDINARY ITEMS**	**9**	**(134)**	**333**
34	**CORPORATE INCOME TAX**	**(567)**	**(212)**	**(861)**
	AMORTISATION OF GOODWILL	**(759)**	**(286)**	**(296)**
	NET ALLOWANCE TO THE FUND FOR GENERAL BANKING RISKS	**131**	**98**	**(44)**
	NET INCOME BEFORE MINORITY INTERESTS	**1,286**	**1,061**	**1,353**
	MINORITY INTERESTS	**260**	**(3)**	**286**
	NET INCOME GROUP SHARE	**1,026**	**1,064**	**1,067**
	NET INCOME GROUP SHARE PER SHARE	**0.865**	**1.099**	**1.375**

The methods used to calculate basic earnings per share are based on Opinion 27 of the "l'Ordre des Experts Comptables" (French Order of Chartered Accountants) . Basic earnings per share correspond to consolidated net income divided by the weighted average number of shares outstanding over the year.

CONSOLIDATED BALANCE SHEETS AND INCOME STATEMENT
FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 and 2001

Note 1 - Legal and financial background

- Significant events in 2003 -

1.1 – LEGAL AND FINANCIAL BACKGROUND

Crédit Agricole S.A. is a French *'société anonyme'* (joint-stock company) with share capital of 4,420,567 thousand euros divided into 1,473,522,437 registered shares of € 3 nominal value following several capital increases in November 2003.

The share capital of Crédit Agricole S.A. is held as follows:
- SAS Rue La Boétie: 52.38%
- SNC Crédit Agricole Transactions: 0.84%
- Float (including employees): 45.71%

In addition, Crédit Agricole S.A. holds 15,681,762 own shares representing 1.07% of the share capital, notably acquired under share buyback programmes for the purpose of hedging stock option plans (see Notes 1.2 and 20) or share buyback commitments.

SAS Rue La Boétie is wholly-owned by the Regional Banks, and SNC Crédit Agricole Transactions is held by the Regional Banks (90%) and Segespar (10%).

The Regional Banks (Caisses Régionales de Crédit Agricole) are cooperative societies whose legal status and operations are governed by the provisions of the French Monetary and Financial Code. Their operations are co-ordinated by Crédit Agricole S.A., which grants them advances from the funds they take in its name. Crédit Agricole S.A. also centralises their liquidity surpluses and acts as supervisory authority as required by the French Monetary and Financial Code. The specific features of this relationship are described in the paragraph below entitled 'Crédit Agricole Group internal financing mechanisms'.

The French Banking Act of 24 January 1984 integrated in the Monetary and Financial Code confirmed the role of Crédit Agricole S.A. as lead institution of Crédit Agricole. In that capacity, it represents the Regional Banks with respect to the Banque de France, the Comité des Établissements de Crédit and the Commission Bancaire, the French banking industry's regulatory bodies.
Crédit Agricole S.A. is responsible for maintaining the coherence of the network, ensuring its proper functioning, and for compliance with operating standards designed to guarantee its liquidity and solvency.

At the time of its initial public offering on 14 December 2001, Crédit Agricole S.A. acquired a 25% interest in the capital of each of the Regional Banks, with the exception of Regional Bank of Corsica, by subscribing to '*certificats coopératifs d'associés*' and buying back '*certificats coopératifs d'investissement*' (forms of non-voting share).

Crédit Agricole S.A. exercises administrative, technical and financial control over the organisation and management of the Regional Banks. It guarantees the liquidity and solvency of both the Crédit Agricole network as a whole and of each of its affiliated credit institutions.

Accordingly, in 2001 Crédit Agricole S.A. established a fund for liquidity and solvency banking risks, in order to fulfil its duties as lead institution in the network. This fund is booked under the Fund for General Banking Risks (FGBR).

The consolidated financial statements presented hereafter describe the financial position and results of the consolidated group comprising Crédit Agricole S.A., its branches and subsidiaries.

1.2 – SIGNIFICANT EVENTS IN 2003

Acquisition of Crédit Lyonnais

At the time of Crédit Lyonnais' privatisation in 1999, Crédit Agricole S.A. acquired a 10% shareholding and became the largest shareholder in the Crédit Lyonnais 'Core Shareholder Group'. This initial step eventually led the Crédit Agricole Group to make a mixed cash-and-share offer for the entire share capital of Crédit Lyonnais, on 16 December 2002.

As a result of the offer, and the subsequent compulsory buy-out which ran from 16 July 2003 to 4 August 2003, Crédit Agricole S.A. owned 94.82% of Crédit Lyonnais' share capital at 31 December 2003. The other shareholders are:

- SACAM Développement: 5.04%
- Employee savings plan: 0.14%

Crédit Lyonnais was fully consolidated from 1 July to 31 December 2003, in accordance with Regulations 99-07 and 2000-04 of the Comité de la Réglementation Comptable (CRC - French accounting regulations committee) on the consolidation of companies governed by the Comité de la Réglementation Bancaire et Financière (CRBF – French banking and financial regulations committee).

A mixed consolidation method was used to prepare the interim financial statements for the first half of 2003 for simplification. The share of earnings attributable to the first half was accounted for under the equity method, while the balance sheet and off-balance items were fully consolidated at 30 June 2003.

The first-time consolidation of Crédit Lyonnais by the Crédit Agricole S.A. group gave rise to an analysis of the assets, liabilities and off-balance sheet items acquired. As a result, the following adjustments were made:

- recognition of business goodwill in the sum of € 3,500 million representing Crédit Lyonnais' domestic retail banking activity;
- harmonisation of accounting methods, notably leading to an evaluation of Crédit Lyonnais' exposure to operational risk and risk relating to the home purchase savings schemes in accordance with the methods used by the Crédit Agricole Group, as a result of which a transfer of € 458 million was made to the Fund for General Banking Risks;
- recognition of a provision in the sum of € 532 million to cover the cost of implementing synergies arising from the acquisition of Crédit Lyonnais;
- valuation of activities due to be divested at their market value.

Following these adjustments, goodwill amounted to € 6,813 million and will be amortised over a period of 20 years. It may be re-estimated no later than 31 December 2004.

As part of its mixed cash-and-share offer for Crédit Lyonnais, Crédit Agricole S.A. also offered a liquidity agreement of Crédit Lyonnais employees holders stock options who did not wish to exercise them as they were still in the tax lock-up period. Under this agreement, Crédit Agricole S.A. undertook to buy any Crédit Lyonnais shares issued upon exercise of the options on the same terms as the shares acquired under the original offer.
The number of Crédit Lyonnais shares that may be issued upon exercise of these options is 2,171,227.

Details of the financial impact arising from the acquisition of Crédit Lyonnais are given in Notes 8, 9,12,17, 18 and 39.

For comparability purposes, Crédit Agricole S.A. has also prepared pro forma consolidated financial statements which include Crédit Lyonnais in full for the entire comparative period.

Acquisition of Finaref

On 26 February 2003, Crédit Agricole S.A. acquired 61% of Finaref from PPR pursuant to the agreements signed on 20 December 2002. The acquisition price was € 1.54 billion. Under the initial agreements, Crédit Agricole S.A. was due to acquire an additional 29% stake in Finaref in the first half of 2004, but in the event acquired a further 14.5% on 1 December 2003 for the sum of € 371.5 million, taking its total interest to 75.5% at 31 December 2003. The remaining 14.5% will be acquired, as initially agreed, at the end of the first quarter of 2004.

At 31 December 2003, Finaref was fully consolidated in Crédit Agricole S.A.'s financial statements in accordance with the provisions of regulation CRC 99-07. In this respect, the analysis of assets, liabilities and off-balance sheet items had no material impact.

Stock options

Under the authority granted at the Mixed General Meeting of 22 May 2002, Crédit Agricole S.A.'s Board of Directors has established a stock option plan for executives and certain managers of Crédit Agricole S.A. and its subsidiaries. The number of shares which may potentially be issued under this plan is 4,214,500 at a price of € 14.65 each.

Furthermore, Crédit Agricole S.A. decided to harmonise the various stock option plans existing within the Group by converting the stock option plans granted by certain of its subsidiaries (Crédit Agricole Indosuez, Crédit Agricole Asset Management and Crédit Lyonnais Asset Management) into Crédit Agricole S.A. options. Accordingly, pursuant to the authority granted at the Mixed General Meeting of 21 May 2003, Crédit Agricole S.A. granted options to acquire Crédit Agricole S.A. shares to the three subsidiaries referred to above, after a cash payment equal to the capital gains generated at 31 December 2003. The number of shares which may potentially be issued under this plan is 6,263,210 at a price of €18.09 each.

Crédit Lyonnais received 14,937,633 Crédit Agricole S.A. shares in exchange for its own shares tendered to the mixed cash-and-share offer. After buying back these shares from Crédit Lyonnais, the Board of Directors of Crédit Agricole S.A. decided to allocate them in their entirety to hedge the Group's existing and future stock option plans, within the limits of the authorities granted at the relevant shareholders' meetings, and its share buyback commitments under the liquidity agreement entered into at the time of the mixed cash-and-share offer.

Crédit Agricole Group internal financing mechanisms

Crédit Agricole Group has instituted a number of internal financing mechanisms specific to it.

1.1 - Regional Banks' current accounts

Each Regional Bank holds a current account with Crédit Agricole S.A. which records the movements of funds resulting from internal financial transactions within Crédit Agricole. This account may be in credit or debit, and is presented in the balance sheet under: 'Crédit Agricole internal transactions – Current accounts'.

1.2 - Time loans and advances

The Regional Banks collect savings funds (bonds, interest-bearing notes and related time accounts, home purchase saving accounts and plans, passbook accounts, 'PEP' popular savings plans, etc.) in the name of Crédit Agricole S.A. These funds are transferred to Crédit Agricole S.A. and included in its balance sheet. They then serve to finance advances made to the Regional Banks to enable the latter to finance their medium and long-term lending. A series of four internal financial reforms have been implemented. These reforms have resulted in Crédit Agricole S.A. transferring back to the Regional Banks a specific percentage of the funds collected by them (first 15%, then 25%, 33% and, with effect since 31 December 2001, 50%), via 'mirror advances' with maturities and interest rates precisely matching those of the savings funds received. The Regional Banks are free to use these mirror advances at their discretion.

There are also two other types of advance:

- **Advances for subsidised loans** which serve to fund Government-subsidised loans. Under this mechanism, the French government pays Crédit Agricole S.A. a subsidy to bridge the gap between its cost of funds and the subsidised loan rate;
- **Advances for other lending**, which refinance 50% of non-subsidised loans. Crédit Agricole S.A. makes these advances to the Regional Banks against documentary proof of their commitments, on condition that prior consent has been obtained before the loan is made. These advances are repaid as and when the loans are reimbursed.

Crédit Agricole S.A. may also make additional financing available to the Regional Banks at market rates.

1.3 – Transfer of Regional Banks' liquidity surpluses

The Regional Banks may use their monetary deposits (sight and time deposits and negotiable certificates of deposit) to finance their lending. Liquidity surpluses must be transferred to Crédit Agricole S.A., where they are booked as current or time accounts, under 'Crédit Agricole internal transactions'.

1.4 – Investment of the Regional Banks' surplus capital with Crédit Agricole S.A.

Surplus capital may be invested with Crédit Agricole S.A. in the form of 3- to 7-year instruments, which must match the characteristics of interbank money market transactions in all respects.

1.5 – Foreign currency transactions

The Regional Banks conduct their foreign currency transactions through Crédit Agricole S.A., which represents them with respect to the Banque de France.

1.6 – Special savings schemes

Funds held on special savings accounts (passbook accounts, 'manual occupations passbook accounts', 'business passbook accounts', Codevi savings accounts, home purchase savings plans and accounts, 'popular savings plans', and 'youth passbook accounts') are collected by the Regional Banks on behalf of Crédit Agricole S.A. They are centralised by Crédit Agricole S.A. and booked in its balance sheet as 'Customer accounts'.

1.7 – Medium and long-term bonds issued by Crédit Agricole S.A.

These are placed mainly by the Regional Banks and booked by Crédit Agricole S.A. either as 'Debt represented by a security' or as 'Reserves and subordinated debt', depending on the type of security issued.

NOTE 2 - ACCOUNTING POLICIES AND CONSOLIDATION METHODS

Note 2.1 - Accounting rules applicable to both parent company and consolidated accounts

Transactions are booked in compliance with the accounting principles applicable to banks. The consolidated financial statements of Crédit Agricole S.A. are prepared in accordance with the provisions of CRC Regulations 99-07 and 2000-04 on consolidated accounts of companies governed by the CRBF.

The main changes in accounting methods with respect to the previous year are as follows:

- As of 1 January 2003, Crédit Agricole S.A. has applied regulation CRC 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF, along with the various statements and opinions issued by the CNC's *Comité d'Urgence* (urgent issues task force):
  - CNC statement of 21 November 2003 on the accounting treatment of loans restructured on off-market terms;
  - CNC *comité d'urgence* opinion 2003-G of 18 December 2003 on the transfer of doubtful debts to bad debts as set out in CRC regulation 2002-03.

  In the case of loans restructured on off-market terms, Crédit Agricole S.A. has identified all significant discounts and ensured either that they have been properly recognised (in accordance with regulation CRC 2002-03) or that they have been fully provided for (in accordance with the CNC statement of 21 November 2003). Concerning the benchmark treatment, that is recognition of a discount, the impact of this change of method amounted to the sum of € 24 million and was charged directed to shareholders' equity. This rule principally concerns consumer finance loans restructured under the 'Neiertz Act'. Furthermore, discounts fully covered by provisions are not material.Finally, impairment provisions are booked where required for London Club loans which are classified as doubtful debts, principally to cover counterparty risk and discounts.
  Also, loans extended within the framework of the "London Club" and recorded within the doubtful loans category, if necessary may be reserved, in order to cover their counterparty risk and an eventual impairment

- Crédit Agricole S.A. has decided not to opt for early application of CRC regulation 2002-10 of 12 December 2002 on asset depreciation and impairment. However, under the transitional measures provided for in this regulation, which are set out in detail in regulation CRC 2003-7, the Group applies component accounting for all its tangible fixed assets. However, the Group's insurance subsidiaries have opted to take provisions for major repairs during the transitional period, pending harmonisation of the position in this respect.
  This application of this regulation had no material impact during 2003.

- Since 1 January 2003, Crédit Agricole S.A. has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of regulation 99-07 of 24 November 1999, which requires their deferral over the life of the securities issued. The impact of this change in method amounts to EUR 119 million, and has been booked to shareholders' equity.

- Since 1 January 2003, the group's insurance subsidiaries have applied CRC regulation 2002-09 of 12 December 2002 on the recognition of financial futures by companies governed by the insurance code. The *first-time application of this regulation had no material impact on Crédit Agricole S.A.'s financial statements.*

2.1.1 - Loans and financing commitments

Loans and advances to banks, Crédit Agricole Group entities and customers are governed by CRC regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF. They are broken down by original repayment term and by certain specific characteristics:
- demand or time loans for interbank items;
- current accounts and time loans and advances for Crédit Agricole internal transactions;
- discounted bills, other loans and current accounts for customer items. As required by the regulations, customer items include transactions with financial institutions other than banks.

Subordinated loans and repurchase agreements are included under the various categories of loans and advances according to counterparty type (banks, Crédit Agricole or customers).

Accrued interest is recognised in the balance sheet under the appropriate category of loans and advances and booked to profit and loss as interest and similar income.

Commitments booked as off-balance sheet items comprise irrevocable guarantees and undertakings to provide financing which have not given rise to a movement of funds.

Advances made by Crédit Agricole S.A. to the Regional Banks do not represent a direct risk for Crédit Agricole S.A. with respect to the corresponding primary loans made by the Regional Banks. They do, however, represent a potential indirect risk with respect to the financial strength of the Regional Banks. No provisions have been made for these advances.

The implementation of CRC regulation 2002-03 on the accounting treatment of credit risk prompted Crédit Agricole S.A. to create new categories of loans and advances. They are now classified either as performing loans, doubtful debts or bad debts.

Performing loans

Performing loans are those that do not carry any identified credit risk. A credit risk is identified when it becomes probable that the borrower will be unable to repay all or part of the sums due in accordance with initial contract terms, notwithstanding the existence of any guarantees or collateral.

Bad and doubtful debts

Loans and advances of all kinds, even those which are guaranteed, are classified as bad or doubtful if they carry an identified credit risk arising from one of the following events:

- The loan or advance is at least three months in arrears (six months for mortgage loans and property leases and nine months for loans to local authorities, to take account of their specific characteristics). The only exceptions to this rule are where specific circumstances show that the arrears are due to factors unrelated to the borrower's financial position.
- The borrower's position is such that an identified risk exists regardless of whether the loan or advance is in arrears. This is particularly the case when the bank becomes aware, for example through an alert procedure, that a borrower is experiencing financial problems which could result in non-recovery.
- The bank and borrower are in legal proceedings, such as overindebtnedness procedures, receivership, compulsory liquidation, personal bankruptcy or international arbitration procedures.

Loans may be moved from doubtful to performing if regular payments resume in accordance with the original schedule.

When a loan is recorded as doubtful, all other loans or commitments relating to that borrower are also recorded in their entirety as doubtful debts. This rule does not apply to loans affected by occasional disputes which are unrelated to the borrower's in solvency, nor to credit risk which depends upon the solvency of a third party and not that of the borrower.

Doubtful debts

All doubtful loans and advances which do not fall into the bad debt category are classified as doubtful debts.

Bad debts

In cases where the borrower's solvency is such that after a reasonable period in the doubtful category, there is no prospect of the loan being moved back to the performing category, it is classified as a bad debt. Loans are classified as bad debts when they become accelerated as a result of certain events, or in the case of leasing contracts, upon cancellation. For loans and advances with an unspecified maturity, debts becom e payable when the bank terminates its relationship with the counterparty in accordance with the contract terms. Loans must be classified as bad debts no later than one year after being downgraded to doubtful debts, except in cases where they are covered by guarantees which are deemed to be adequate or where repayments have been made which indicate that the debts are not bad.

If, once a debt has been moved back to the performing category, a borrower fails to comply with the repayment schedule, the debt is immediately reclassified as a bad debt.

Interest is suspended once a loan has been classified as a bad debt.

Crédit Agricole S.A. has defined restructured loans as loans to borrowers experiencing financial difficulties prompting the bank to alter the initial terms (maturity, interest rate etc.) to enable the borrower to comply with the repayment schedule. As a result, Crédit Agricole S.A. has decided to exclude the following from restructured loans:
- loans which have been renegotiated on a commercial bas is with borrowers where there is no insolvency risk;
- loans whose theoretical repayment schedule has been altered by the exercise of an option or legal provision included in the initial contract (such as a repayment holiday or maturity extension).

Reserves for bad and doubtful debts

A reserves is taken as soon as a debt is classified as doubtful. Reserves are deducted from the amount of the loan outstanding, except for those against off-balance sheet commitments, which are recognised as a liability.

Sufficient reserves are taken to cover all projected losses arising from bad and doubtful debts. In accordance with CRC regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF, Crédit Agricole S.A. has opted to postpone of 1 January 2005 application of the discounted cash flow method described in paragraph 13 of the regulation when determining the reserve. Reserves are adjusted at the end of every quarter and updated on a permanent basis depending on the perceived change in risk. The market value of any collateral is measured on a prudent basis, depending on its nature.

In the case of a pool of consumer loans with similar characteristics, the reserve may be calculated on the basis of a statistical evaluation of the risk of non-recovery for each homogeneous group of assets, using actual historical loss data and actual or anticipated changes likely to alter the actual loss probability.

Provisions for non-identified credit risk

Provisions for unallocated borrower risks, such as sector provisions (including country-risk reserves) and general loan provisions, are recorded as a liability under provisions for liabilities and charges. They are intended to cover precise risks where there is a statistical or historical probability of partial non-recovery of loans which are not classified as bad or doubtful debts.

2.1.2 - Subsidised loans

Under French government measures to support the agricultural sector through subsidised medium and long-term financing, the government pays Crédit Agricole S.A. the difference between its cost of funds and the subsidised lending rate.

Subsidies received on account from the government during the year and the balance between amounts received on account and the estimated amount of subsidies due for the year are booked to 'Interest and similar income'.

The subsidy system is periodically reviewed by the government.

The current method of calculation has eliminated the timing difference that previously existed between the notional cost of funds used to calculate subsidies due and the actual cost recorded in the financial statements. The residual balance due under the old system was recognised in the balance sheet as an asset and written back gradually to income.

In addition, other banks have also been entitled to distribute government-subsidised farming loans since 1 January 1990. The competitive subsidy is equal to the difference between the winning bid rate and the borrower's lending rate, over the full life of the subsidised loan.

2.1.3 – Investments and securities

Crédit Agricole S.A. applies CRBF regulation 90-01 as amended by CRC regulation 2000-02 for:
- French and foreign securities
- Treasury bills
- Negotiable debt securities issued in France or abroad
- Negotiable promissory notes.

Securities are presented in the financial statements by asset class: treasury bills and other public sector securities, bonds and other fixed-income securities (negotiable debt securities and other money market instruments), and equity shares and other variable-income securities. In accordance with French banking regulations, they are classified into the following categories: trading securities, available-for-sales securities, held-to-maturity securities, portfolio securities, other long-term securities, and investments in non-consolidated subsidiaries and associated companies.

As of 1 January 2003, Crédit Agricole S.A. has applied CRC regulation 2002-03 on the measurement of credit risk and recognition of provisions against fixed-income securities.

2.1.3.1 - Trading securities

These are securities traded on a liquid market, which are bought with the intention of reselling them in the near future. They also include securities held for more than six months in connection with market-making activities or hedging and arbitrage transactions. Trading securities are carried at cost (including any accrued income). They are marked to market at each closure of accounts and any unrealised gains or losses are booked to profit and loss in the net income (loss) from trading transactions. When trading securities are reclassified as available-for-sale or held-to-maturity securities, they are marked to market on the day of transfer.

2.1.3.2 – Available-for-sale securities

This category comprises securities which are bought with the intention of holding them for more than six months, except for fixed-income securities bought with the intention of holding them until maturity. The bulk of the group's available-for-sale securities comprise bonds denominated in euros and foreign currencies, and investments in mutual funds and investment funds.

- Bonds and other fixed-income securities

Interest on bonds is recognised on an accrual basis under as 'Interest and similar income – bonds and other fixed-income securities'. Any premium or discount is amortised on a straight-line basis over their residual life, except for interbank securities which are amortised on an actual basis.

- Shares and other variable-income securities

On their acquisition date, equity shares are stated at cost, excluding purchase expenses. Dividend income is booked to the income statement under 'Income from shares and other variable-income securities'. Income from mutual funds and investment funds are booked to the same heading on a cash basis.

At the year-end, available-for-sale securities are valued on a line-by-line or homogeneous group of assets basis at the lower of cost or fair value (e.g. market value in the case of listed equities) and a provision for impairment taken where necessary. Unrealised capital gains are not recognised. The net impairment provision, together with realised gains or losses on disposal, are booked to profit and loss under 'Net gain/(loss) on securities transactions'. Disposals are deemed to be made on a first-in, first-out basis.

2.1.3.3 – Equity portfolio securities

As defined by CRC regulation 2000-02, equity portfolio securities comprise investments purchased with the intention of realising a medium-term capital gain, but with no intention of investing in the business on a long-term basis and taking an active part in its management. Equity portfolio securities must be purchased on a regular basis as part of a structured activity with the intention of achieving a recurring return, principally from capital gains on disposals.

In principle, equity portfolio securities are variable-income securities. They are valued on a line-by-line basis and stated at the lower of cost or fair value, determined by taking account of the issuer's general prospects and the forecast holding period. Listed securities are valued using a multi-criteria approach, including average share price for the past 3 months, estimated share price on a 6-month horizon and discounted cash flow. Accordingly, changes in market prices do not necessarily affect their carrying value.

The net impairment provision, together with realised gains or losses on disposal, are booked to profit and loss under 'Net gain/(loss) from securities transactions'.

2.1.3.4 – Held-to-maturity securities

These are fixed interest securities bought with the intention of holding them over the long term, in principle until maturity.

On their acquisition date, they are booked at cost, excluding accrued interest, and matched by financing with the same interest rate and maturity date. When the interest rate or maturity date matching no longer satisfies the rules set by the Commission Bancaire, they are reclassified as available-for-sale securities.

The difference between cost and redemption price is amortised on a straight-line basis over the residual life of the security.

No provision for impairment is taken when the market value is lower than cost. However, in accordance with CRC regulation 2002-03 on the measurement of credit risk, a provision is taken if the issuer of the securities is considered to be at risk.

2.1.3.5 – Other long-term securities

Other long term securities comprise shares and similar securities acquired with the intention of building an ongoing business relationship with the issuing company, but with no influence over its management due to the small percentage holding represented by its investment.

These securities are accounted for on a line-by-line basis and they are stated at the lower of cost or use value. Use value is the amount the company would be prepared to pay for the shares had it to purchase them for the intended purpose. Use value may be based on a variety of factors such as the profitability of the business and future earnings outlook, net assets, general state of the economy, or the average market price for its shares over the last few months.

The net impairment provision, together with realised gains or losses on disposal, is booked to profit and loss under 'Net gain/(loss) on fixed asset disposals'.

2.1.3.6 – Investments in non-consolidated affiliates and associated companies

This category comprises securities whose long-term ownership contributes to the group's business, principally by giving the group influence or control over the investee company's management decisions.

On their date of acquisition, they are stated at historical cost (purchase price excluding related expenses or use value of assets acquired for shares). At the year-end, they are valued at the lower of cost and use value and a provision for impairment taken where applicable, based on a case-by-case analysis taking account of market price or net assets, any unrealised capital gains and the company's general prospects.

The net impairment provision, together with any realised gains or losses on disposal, is booked to profit and loss under 'Net gain/(loss) on fixed asset disposals'.

2.1.3.7 – Securities bought or sold under repurchase agreements

Delivered securities sold under repurchase agreements are retained on the balance sheet and the amount received from the purchaser is recognised in the balance sheet as a liability. Delivered securities bought under repurchase agreements are not carried on the balance sheet, although the amount paid to the vendor is recognised in the balance sheet as an asset.

These securities are accounted for in accordance with the rules governing the category to which they belong.

2.1.4 – Demand and time liabilities

Amounts due to banks, Crédit Agricole entities and customers are classified according to their initial term and/or the nature of the liability:
- demand or time deposits for bank items
- current accounts, time deposits and advances for Crédit Agricole internal transactions
- special savings accounts and other accounts for customer items (which include amounts due to financial institutions other than banks).

These accounts include repurchase transactions classified by counterparty.

Accrued interest is recognised in the balance sheet under the appropriate category of accounts and deposits and booked to profit and loss as interest and similar expense.

2.1.5 – Debt represented by a security

Debt represented by a security in issue are presented according to type of security, i.e. interest-bearing notes, interbank and other negotiable debt securities, and bonds (other than subordinated notes, which are booked under 'Provisions and subordinated debt'). Accrued interest is recognised in the balance sheet and the corresponding sum booked to profit and loss as interest and similar expense. Issue premiums or discounts on bond issues are deferred and amortised over the term of the bonds. The amortisation charge is booked to profit and loss under 'Interest and similar expense – bonds and other fixed-income securities'.

Since 1 January 2003, Crédit Agricole S.A. has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of regulation 99-07 of 24 November 1999, which requires their deferral over the life of the securities issued. The impact of this change in method has been booked to shareholders' equity.

Financial servicing commissions paid to the Regional Banks are booked to income statement as 'Commission and fee expense'.

2.1.6 - Reserves for liabilities and charges

Crédit Agricole S.A. applies the provisions of CRC regulation 2000-06 on liabilities for the treatment and valuation of reserves for liabilities and charges covered by the regulation.

Reserves for liabilities and charges include reserves for risks connected with financing commitments, early retirement benefits, litigation and other miscellaneous items. They also include reserves for country risk, based on an analysis of the different types of transaction, the term and nature of commitments (e.g. loans and advances, securities and market products), and the country's credit rating.

All risks are reviewed on a quarterly basis.

In certain cases, Crédit Agricole S.A. has partially hedged its reserves against foreign currency exposure by purchasing foreign currencies in order to limit the effect of exchange rate fluctuations on reserves levels.

The reserve for risk of loss in connection with the internal financing mechanism for home purchase savings schemes is established during the savings phase of the scheme and is computed on the basis of the theoretical amount of the loan that may be granted at the end of each scheme. An 'internal rate of loss' is applied to this theoretical amount, representing the difference between the cost of funds, including set up and administrative fees, and the legal lending rate applicable to the loan (see note 17).

Reserves are reversed upon theoretical recognition of the loss, i.e. four years after the reserve has been made in the case of home purchase savings accounts and six years in the case of home purchase savings schemes.

2.1.7 – Fund for General Banking Risks

Each Crédit Agricole entity establishes a Fund for General Banking Risks at the discretion of its managers, in order to provide against possible contingencies arising in the conduct of their banking business. The amounts set aside in the fund are adjusted through the income statement to reflect actual experience.

In view of the magnitude of the potential risk to future operations arising in connection with its home purchase savings scheme commitments, Crédit Agricole S.A. has established a specific fund for general banking risks to cover its exposure. Following the internal financial reforms described in note 1.2, Crédit Agricole S.A. no longer carries the risks associated with this activity for the portion of funds it returns to the Regional Banks.

The specific fund for general banking risks (see note 18) is constituted during the saving phase and computed on the basis of the theoretical amount of the loan that may be granted at the end of each scheme. An 'potential loss rate' is applied to this theoretical amount, representing the difference between the anticipated market rate and the cost of funds.
The 'potential loss rate' is calculated according to the type of funds collected and is re-estimated at each balance sheet date in the light of changes in the variables used in the calculation. Reserves are reversed according to the theoretical repayment schedule for the resulting loans (i.e. four years for home purchase savings accounts, and six years for home purchase savings plans).

The Fund for General Banking Risks also includes:
- a Fund for Liquidity and Solvency Banking Risks to enable Crédit Agricole S.A. to discharge its duties as Central Body of the Crédit Agricole network;
- a provision for operational risk designed to cover risks arising from shortcomings in the design, organisation and implementation of procedures for recording information in the accounting system and more generally in the information systems for all events related notably to transactions carried out by the Crédit Agricole Group's retail banking networks.

2.1.8 – Financial instruments

Trading and hedging transactions in interest rate, currency and equity instruments are treated in accordance with CRC regulations 88-02 and 92-04.

Commitments relating to these items are booked as off-balance sheet items at their nominal value. Gains and losses are booked according to the type of instrument and the purpose of the transaction:

- Hedging transactions
Any gains or losses on hedging transactions are booked to profit and loss symmetrically with the income or expense arising on the hedged item. Income and expense arising on macro-hedges against overall interest-rate risk are booked to profit and loss under 'Interest and similar income (expense) - Other interest income (expense)'. Unrealised gains and losses are not recognised.

- Trading transactions
Financial instruments traded on organised or similar markets, or included in the trading securities portfolio (as defined by CRC regulation 92-04) are marked to market at the balance sheet date. Realised and unrealised gains and losses are booked to profit and loss according to the type of transaction either as 'Net trading gains/(losses) – Securities and derivatives,' or 'Net trading gains/(losses) – Foreign exchange'. Gains or losses on instruments traded on markets with limited liquidity and on isolated open positions are booked either at maturity or on an accrual basis according to the type of instrument. A provision is made at the year end to cover any unrealised losses.

2.1.9 – Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies, and currency futures bought or sold for hedging purposes recorded as off-balance sheet items, are translated at year-end exchange rates.

Capital funds allocated to branches, fixed assets in offices abroad, available-for-sale securities, held-to-maturity securities and investments in non-consolidated subsidiaries and associated companies denominated in foreign currencies bought against euros are translated at the rate prevailing on the transaction date.

Foreign exchange gains or losses are only booked to profit and loss in the case of available-for-sale securities. However, a provision may be made where the value of non-consolidated foreign investments is impaired due to long-term depreciation of foreign currencies.

Expense and income items are translated at the rate prevailing on the transaction date. Accrued expenses and income are translated at year-end rates.

At the balance sheet date, forward currency transactions are valued at the forward rate for the currency and maturity concerned. Gains or losses are booked to profit and loss under 'Net trading profits/(losses) – Foreign exchange'.

2.1.10 - Foreign branches

Branches maintain their own independent accounts in accordance with local rules and regulations. At each closing date, branch balance sheets and income statementss are restated in accordance with French accounting rules, translated into euros, and consolidated with the accounts of their parent company after elimination of intra-group items.
The following rules are applied in translating accounts to euros:
- balance sheet items other than capital funds are translated at the year-end rate;
- capital funds are translated at their historical rate;
- expense and income items are translated at the average rate for the period.

In the individual accounts, unrealised foreign exchange gains or losses are recognised in the balance sheet under 'Other assets (liabilities)'.

In the consolidated accounts, unrealised foreign exchange gains or losses are booked as 'translation adjustments' under shareholders' equity.

2.1.11 – Tangible fixed assets

Crédit Agricole S.A. has decided not to opt for early application of CRC regulation 2002-10 of 12 December 2002 on asset depreciation and impairment. However, as of 1 January 2003, it has applied component accounting for all tangible fixed assets, as provided for under the regulation's transitional measures, the details of which are set out in regulation CRC 2003-07 of 12 December 2003.

Crédit Agricole S.A. applied the CNC's *Comité d'Urgence* 2003-E interpretations of 9 July 2003 concerning first-time application of these transitional methods. The group opted for the method of reconstituting the historical cost of components, which consists not only of reconstituting their actual historical cost, but also the depreciation that should have been applied regardless of the asset's net book value.
The Group's insurance subsidiaries have opted to take provisions for major repairs rather than apply component accounting, pending harmonisation of the position in this respect.

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation and impairment provisions. Purchased software is stated at purchase price less accumulated depreciation and impairment provisions. Proprietary software is stated at cost less accumulated depreciation and impairment provisions.

Fixed assets are amortised over their estimated useful life. The following components and depreciation periods have been adopted by Crédit Agricole S.A. following the application of the transitional measures on component accounting for fixed assets. These depreciation periods are adjusted according to the type of asset and its location.

Component	Depreciation period
Land	Not depreciable
Structural works Non-structural works	30-80 years 20-40 years
Plant and equipment	10-25 years
Fixtures and fittings	5-15 years
Computer equipment	4-7 years (accelerated or straight-line)
Specialist equipment	4-5 years (accelerated or straight-line)

Exceptional amortisation charges corresponding to tax-related and not to any real impairment in the value of the asset are cancelled in the consolidated financial statements.

2.1.12 - Revaluation of assets

The legal revaluation of assets in 1978 had no material impact on the financial statements of Crédit Agricole S.A. Other revaluations have not been restated and any surplus is recorded under revaluation reserves.

2.1.13 – Retirement and early retirement benefits

A reserve for retirement benefits is taken under 'Reserves for liabilities and charges' in a sum equal to the group's residual liabilities (i.e. not covered by contracts entered into with an insurance company) towards employees in service at the year-end governed by Crédit Agricole S.A. collective agreement dated 1 July 1990.

The retirement benefit liability at 31 December 2003 takes account of the impact of the French Pensions Reform Act 2003-775 of 21 August 2003 (the 'Fillon Act'). Due to the late release of CNC *Comité d'Urgence* statement 2004-A of 21 January 2004 on the accounting treatment of changes to retirement benefits resulting from the application of the Fillon Act, and the fact that Crédit Agricole S.A. has decided not to opt for early application of CNC recommendation 2003-R-01 on the recognition and measurement of retirement and similar benefits, the impact of the Fillon Act has been entirely booked under extraordinary items in 2003 as the group takes the view that this represents a change in estimate. The impact is not material.

The reserve is computed on the basis of the vested rights of employees (based on the number of years service and reference salary), the probability of the employee being employed by the group on the entitlement date (based on life expectancy and employee turnover) and the discount rate applied.

A reserve is also taken to cover the cost of early retirement commitments in the sum of the additional discounted cost of the 1 October 1993 Agreement extended on 28 June 1995, and of the 1 July 1997 Agreement extended on 25 November 1999. Under these agreements, Crédit Agricole S.A. Group employees aged 54 and over may take early retirement.

2.1.14 - Pension schemes

French employers contribute to a variety of compulsory pension schemes. Scheme assets are managed by independent organisations and Crédit Agricole S.A. Group companies have no liabilities in this respect other than their ongoing contributions.

Certain group companies are liable to pay supplementary pension benefits. A provision is made calculated on the basis of the company's actuarial liability and booked under 'Reserves for liabilities and charges'.

2.1.15 - Employee profit-sharing and incentive schemes

Costs relating to the statutory employee profit-sharing scheme are booked to profit and loss in the year the rights accrue to employees. An incentive scheme for employees was introduced on 28 June 1999. The costs of both schemes are booked to 'Staff costs'. A reserve is made in the consolidated financial statements for the tax credit resulting from the timing difference between recognition of these expenses for accounting purposes and for tax purposes (the following year).

2.1.16 – Extraordinary items

Extraordinary items comprise all income and expenses which do not form part of the Group's ordinary operations due to their nature, size or incidence..

2.1.17 – Crédit Lyonnais integration-related costs

These costs include costs already incurred in 2003, together with provisions for projected future costs.

Provisions taken at the end of 2003 satisfy the recognition and measurement criteria set out by CRC regulation 2000-06 on liabilities and more particularly restructuring provisions.

A breakdown of costs incurred and provisions booked at the end of the financial year by major category (staff costs, property, IT and other) can be found under note 39 of the notes to Crédit Agricole S.A.'s consolidated financial statements.

2.1.18 – Corporate income tax

Crédit Agricole S.A. elected for group tax relief in 1990. At 31 December 2003, the tax group comprised Crédit Agricole S.A. and 151 of its subsidiaries. Under the group tax relief agreement, each company in the tax group accounts for the tax charge which would have been payable in the absence of such an agreement in its individual financial statements.

In view of the new tax rules introduced on 31 December 2003, deferred taxes in respect of financial years 2003 and beyond take account of the additional 3% and 3.33% tax surcharges.

2.1.19 - Off-balance sheet items

As stated in note 1 on Legal and financial background, Crédit Agricole S.A. acts as the Crédit Agricole Group's central body and as such is subject to the obligations provided for under the French Banking Act. Commitments made in that respect are recognised as off-balance sheet items, as are the commitments made by the Regional Banks pursuant to the agreement signed in 1988, under which they guarantee the solvency and liquidity of the lead institution.

The published statement of off-balance sheet commitments does not require disclosure of commitments in respect of financial futures or foreign exchange transactions, or details of commitments received in respect of treasury bills and similar securities or other securities deposited as collateral. However, these items are disclosed in a note to the consolidated financial statements.

Note 2.2 – ACCOUNTING RULES SPECIFIC TO THE CONSOLIDATED FINANCIAL STATEMENT

Crédit Agricole S.A. applies the provisions of CRC regulation 99-07 on the consolidation of business enterprises governed by the CRBF.

The following principles are applied, pursuant to this regulation:

All subsidiaries engaged in banking and financial activities or related activities, over which Crédit Agricole S.A. exercises exclusive control, are fully consolidated. This includes insurance companies, '*sociétés de moyen*'(pooled-resource ventures), and property development companies.

The Regional Banks, in which Crédit Agricole S.A. holds a 25% interest, are accounted for by the equity method, as are the Regional Banks' own subsidiaries and associates.

Deferred taxes are recognised on any identified temporary differences arising on consolidation, except in certain specific cases, where strict application of this rule would not give a fair view of the assets and financial position of Crédit Agricole S.A..

The financial statements of consolidated companies are restated to comply with the accounting, valuation and presentation rules used by Crédit Agricole S.A.. As required by CRC regulation 99-07, the accounting principles and valuation rules applicable to non-banking activities have been maintained in the consolidated financial statements of Crédit Agricole S.A.. Insurance business, for example, is consolidated according to the methods and principles set out in the French Insurance Code, and in CRC regulation 2000-05 on the consolidation of insurance companies.

2.2.1 – Consolidation principles and methods

2.2.1.1 – Scope of consolidation

The consolidated financial statements include the accounts of Crédit Agricole S.A. and of all companies whose consolidation has a material impact on the group's overall consolidated financial statements.

In application of the general principles set out in CRC regulation 99-07, materiality is assessed in the light of several criteria including the size of the company's earnings or shareholders' equity in relation to the earnings or shareholders' equity of the consolidated group.

Materiality is deemed exist when the following criteria are met:
- total assets exceed to € 10 million or 1% of the assets of the consolidated subsidiary that owns the investment;
- Crédit Agricole S.A. directly or indirectly holds more than 20% of the voting rights.

Investments in industrial companies held as part of a financing transaction are not consolidated. This notably applies to venture capital investments or investments held under structured financing transactions.

Investments in closed property companies (SCIs) which do not meet consolidation criteria, together with loans and advances made to them, are classified as long-term investments.

Investments in dedicated mutual funds are not consolidated, following Crédit Agricole S.A.'s decision to opt for dispensation as allowed under CRC regulation 99-07. Accordingly, no sums have been reinvested in mutual funds of this type in existence at 31 December 1999, and a commitment has been made to sell or close down these mutual funds no later than the end of 2004.

Similarly, in compliance with CRC regulation 2000-05 on the consolidation of insurance companies, Crédit Agricole S.A. does not consolidate mutual funds held under exclusive control of insurance companies, to the extent that they serve to back liabilities to policyholders.

The resulting scope of consolidation satisfies the criteria laid down in French banking regulations.

2.2.1.2 – Consolidation methods

- Companies under the group's exclusive control are fully-consolidated. Exclusive control is defined as the power to direct the company's financial and operational policies. Full consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating all assets and liabilities carried by the consolidated companies, determining and separately identifying the value of the minority interests in their net assets and earnings.
- Companies over which the Group exercises significant control are accounted for by the equity method. Significant influence is defined as the power to influence but not control a company's financial and operational policies. The equity method consists of eliminating the book value of the shares held in the consolidating company's financial statements and accounting for its interest in the underlying net assets and results of the companies concerned.
- Companies over which the group exercises joint control are proportionally consolidated. Joint control is defined as sharing control over a company operated jointly by a limited number of partners or shareholders such that the company's financial and operational policies are the result of agreement among them. Proportional consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating a proportion of the assets, liabilities and results of the company concerned representing the consolidating company's interest.

The specific accounting principles applicable to insurance business have been maintained in the consolidated financial statements, leading to the following rules of presentation:

Balance sheet items

- 'Insurance companies' investments' comprise all investments booked as assets by consolidated insurance companies, together with any accrued interest, amortised discounts and premiums on securities, and accrued rental income;
- 'Other insurance-related assets' comprise assets connected with direct insurance business, assets connected with reinsurance business, technical reinsurance valuations, deferred acquisition costs, and unrealised foreign exchange losses carried by consolidated insurance companies;
- 'Reinsurers' share in technical reserves' comprises the share of technical reserves carried by consolidated insurance companies attributable to cedants and retrocessionnaires;
- 'Insurance companies' technical reserves' comprise all gross technical reserves carried by consolidated insurance companies;
- 'Other insurance-related liabilities' comprise cash deposits received from cedants and retrocessionnaires against technical insurance commitments, liabilities connected with direct insurance business, liabilities connected with reinsurance business, technical reinsurance valuations, deferred reinsurance commission income and unrealised foreign exchange gains carried by consolidated insurance companies.

Other balance sheet items carried by consolidated insurance companies are added to the relevant asset and liability categories in Crédit Agricole S.A. Group's balance sheet.

Off-balance sheet items

Off-balance sheet items comprise guarantees received and given by the consolidated insurance companies, with the exception of assets belonging to provident insurance institutions or held on behalf of third parties. These commitments are recorded under 'Guarantees relating to insurance business' given or received.

Profit and loss items

Gross margin in insurance activities comprises the following items:

- earned premiums or subscriptions
- claims expense, net of cessions and retrocessions (including changes in provisions and policyholders' with-profits entitlement, excluding administrative expenses);
- net income from allocated investments.

Since 2002, new regulations on the consolidation of insurance companies require policy acquisition costs to be deferred over a period commensurate with unearned premium reserves. However, as these regulations have no material impact on either earnings or net assets, the group has not recognised any deferred acquisition costs.

For other expenses and income, banking rather than insurance classifications are used. As an exception to this rule, amortisation charges and movements in reserves against insurance companies' investments are maintained in the calculation of net insurance income.

2.2.2 - Consolidation adjustments and eliminations

The group makes all material adjustments required to ensure the application of consistent accounting policies in the consolidated financial statements.

Crédit Agricole internal transactions affecting the consolidated balance sheet, off-balance sheet items and profit and loss statement are eliminated. Capital gains or losses arising from intra-group asset transfers are eliminated. However, justifiable losses are recognised in the consolidated financial statements and capital gains on the disposal of assets at reference prices determined independently of the group are treated as revaluation surpluses. They are written back to profit and loss when the assets are sold to a non-group company. Special tax-allowable reserves are reclassified to reserve accounts and profit and loss, net of any deferred tax. Crédit Agricole S.A. maintains its Fund for General Banking Risks in the consolidated financial statements.

2.2.3 - Translation of subsidiaries' financial statements expressed in foreign currencies

Financial statements of subsidiaries expressed in foreign currencies are translated into euros as follows:

- balance sheet items other than components of shareholders' equity are translated at the year-end closing rate;
- components of shareholders' equity are translated at historical rates;
- expenses and income items are translated at the average rate for the period.

Any gains and losses arising as a result of differences between historical or average and year-end rates are booked to 'Foreign exchange translation adjustments' under 'Consolidated reserves and retained earnings'.

2.2.4 - Goodwill

Goodwill is the difference between the purchase price of a company and the fair value of the identifiable assets and liabilities acquired as at the date of the transaction. Goodwill is not recognised upon first-time consolidation of subsidiaries formed by the Group.

The amortisation period for goodwill recognised on Crédit Agricole S.A. depends on the activity and geographical location of the company acquired, and the expected return on investment at the time of acquisition. Amortisation periods used vary between five and twenty years. Negative goodwill is recorded under 'Reserves for liabilities and charges'.

2.2.5 - Deferred tax

2.2.5.1 - General principles

Deferred tax arises from timing differences between the recognition of income and expense items for financial reporting and tax purposes and from consolidation adjustments. The liability method of accounting for deferred taxes is used to determine the impact on the income statement. For reasons of prudence, the deferred tax asset arising on tax loss carryforwards is not recognised unless there is a strong probability of its recovery against future taxable income. Deferred tax takes account of the 3% and 3.33% surcharges applicable for 2003 and subsequent years and the probable date of tax payments. Where appropriate, the existence of a group tax relief agreement is taken into account when calculating the tax position of consolidated entities. This applies in particular to Crédit Agricole Indosuez and certain of its subsidiaries, and also to entities joining and leaving the tax group. The net deferred tax credit is booked to the balance sheet under 'Sundry accounts and unearned income and other liabilities.

2.2.5.2 Main constituent items

The main items constituting deferred tax are:
- deferred tax charges: unrealised gains on leasing transactions, special tax-allowable reserves, accrued income on available-for-sale securities, unrealised losses on mutual funds valued at market prices for tax purposes, and deferred profit and subsidies;
- deferred tax credits: depreciation, amortisation and provision expenses deductible in subsequent periods, the reserve for 'internal home purchase savings schemes risks' booked in the parent company financial statements, and unrealised gains on mutual funds.

2.2.5.3 – Dividend taxes

The deferred tax charge arising in connection with the distribution of intra-group dividends known at the closing date comes under the rules governing dividends paid to 'parent companies' by their subsidiaries (as defined by applicable tax legislation). The amounts concerned are not material and therefore no deferred tax liability is recognised in this respect. However, deferred tax is recognised in respect of corporate income tax payable on the compulsory distribution of earnings of SICOMIs (industrial and commercial property leasing companies). No provision is made in the consolidated financial statements for any tax payable in the event of distribution of the retained earnings of subsidiaries and affiliated companies, as any undistributed earnings are deemed to be permanently invested.
The additional tax charge payable in the event of distribution of long-term capital gains reserves (which are taxed at a special long-term rate) is not provided for as it is not the group's policy to distribute these gains.

2.2.6 - Leasing transactions

Amounts outstanding, income and expenses arising from leasing transactions are presented separately in the financial statements and are accounted for using 'financial' accounting methods. Unrealised reserves, representing the excess of book depreciation over the true underlying financial amortisation of the capital invested, are written back to consolidated assets under 'Lease financing'. The net change in these reserves is booked to profit and loss, net of the related deferred tax effect.

Property held by consolidated entities under financial leases with purchase option is classified on the balance sheet under 'Intangible and tangible fixed assets'.

2.2.7 - Other items

2.2.7.1 - Preliminary expenses

Preliminary expenses (e.g. company setting-up costs) are expensed in the year incurred, including for tax purposes.

2.2.7.2 - Bond issue expenses

Since 1 January 2003, Crédit Agricole S.A. has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of regulation 99-07 of 24 November 1999, which requires their deferral over the life of the securities issued.

2.2.7.3 – Depreciation

Accelerated depreciation allowable for tax purposes is not restated if justifiable on economic grounds.

2.2.7.4 - Revaluation differences

Deferred tax is not recognised on revaluation differences arising on consolidation where there is no intention to sell the assets concerned.

NOTE 2.3 – Scope of consolidation

2.3.1 – CHANGE IN SCOPE OF CONSOLIDATION

At 31 December 2003, the scope of consolidation encompassed 330 subsidiaries and associates, compared with 310 at 31 December 2002.

The main movements during the year were as follows (4th quarter movements shown in bold):

I/ ADDITIONS:

Newly-formed companies:

Nonghyup-CA (formerly NACF – CA Investment Trust Management Co)
CA Preferred Funding LLC
CA Indosuez Luxembourg (following the breakup of CAI Luxembourg)
CA Invest. Services Banque Luxembourg (following the breakup of CAI Luxembourg)
CA Alternative Investment Products Group SGR (C.A A.I.P.G Sgr)
SNC Haussmann Anjou
Belgium CA SAS
GIE Attica
CAI Private Banking Italia Spa

New acquisitions or acquisitions of additional shares:

Crédit Lyonnais Group
Finaref SA
Finaref Assurances
Argence Investissement SAS
Finaref Benelux
Finaref Risques Divers
Finaref Vie
Finaref Group AB
Finaref Sverige AB
Finaref Securities AB
Finaref AS (formerly Ellos Finans A/S)
Finaref OY (formerly Ellos Finans OY)
GEIE Argence Management
GEIE Argence Developpement
Space Reinsurance Company Limited
Space Holding (Ireland) Limited
Space Lux
Finaref Life Limited
Finaref Insurance Limited
Banque Finaref (formerly Banque Finaref ABN AMRO)
Argence Gestion Assurances
S.A. Crédit Agricole (Belgium)
Vendome Courtage

Application of materiality threshold:

EFL Services
Korea 21st Century TR
CAI BP Holding
CAI Derivatives Products PLC
Equalt Convertible Arbitrage Fund (ECA)
Equalt Pair Trading Fund (EPT)
Equalt Statistical Arbitrage Fund (ESA)
Equalt Fixed Income Arbitrage Fund (EFIA)
Equalt Systematic Futures Fund (ESF)
Equalt Core Macro Fund (ECM)

II/ REMOVALS:

Sale to non-group companies:

Camnord Investissement

Application of materiality threshold or discontinuation of business:

CA Asset Management US Advisory Services
PT Bank Crédit Agricole Indosuez
Crédit Agricole Indosuez Luxembourg
(breakup of CA Indosuez Luxembourg and CA Invest. Services Banque Luxembourg)
Liberty View C. Management (LVCM)
Liberty View Alternative (LVAA)
IWICS Derivatives
Indian 21st Century Fund (Mauritius)
Bersol
CPR USA Inc (INCO)
Indosuez WI Carr Financial Products
CAL Maurice
Logitaine

Merger with or absorption by another Group company:

Mergers
Ligérienne Mobilière de Placement with Compagnie Française de l'Asie (CFA)
"*Caisse régionale du Cantal et de Centre France*" Cantal Regional Bank with Centre France Regional Bank
CAIC Deutschland GmbH now a branch of CAI Cheuvreux
Bercy Investissements with Bercy Participations
CAL FP Frankfurt with CAL FP Bank
CAI Italia Holding Spa with CAI Private Banking Italia SpA

Absorptions
Unicefi 33 by *"Caisse régionale Aquitaine"* Aquitaine Regional Bank
CAI Cheuvreux Gestion by BGP Indosuez and Gestion Privée Indosuez
CAICG Teneur de Comptes by BGP Indosuez and Gestion Privée Indosuez

III/ CHANGE OF NAME:

Old name	New name
IntesaBci	Banca Intesa S.p.a.
NACF – CA Investment Trust Management Co.	Nonghyup-CA
CAI Securities Inc.	CAIC North America Inc
Banque CPR	CPR BK
Schelcher Prince Finance (SPF)	CPR F
Ellos Finans A/S	Finaref AS
Ellos Finans OY	Finaref OY
Banque Finaref ABN AMRO	Banque Finaref
Crédit Agricole Epargne Salariale	CA – Epargne Longue des Salariés

IV/ CHANGE OF CONSOLIDATION METHOD:

Credibom has been fully consolidated since September 2003, following an increase in the number of shares owned by Sofinco.

NOTE 2.3.3

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31-Dec-03	31-Dec-02	31-Dec-01	31-Dec-03	31-Dec-02	31-Dec-01
Banks and financial institutions									
Crédit Agricole SA		France	Parent	100.0	100.0	100.0	100.0	100.0	100.0
Agos Itafinco (ex-Agos)		Italy	Full	51.0	60.0	70.0	58.6	58.5	74.5
Al BK Saudi Al Fransi - BSF		Saudi Arabia	Equity	31.1	31.1	31.1	31.1	31.1	31.1
Alsolia		France	Equity	34.0	34.0	34.0	33.8	33.8	33.9
Altra Banque (ex-UI Banque)		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
Banca Intesa S.p.a.		Italy	Equity	17.1	16.7	16.8	16.1	15.8	15.2
Banco Acac		Uruguay	Full	91.1	85.0	84.4	91.1	85.0	49.6
Banco Bisel		Argentina	Full			69.9			69.9
Banco del Desarrollo		Chile	Equity	23.7	23.7	23.4	23.7	23.7	23.4
Bankoa		Spain	Equity	30.0	30.0	30.0	28.5	28.5	28.1
Banque Chalus		*France*	*Equity*	*25.0*	*25.0*	*25.0*	*25.0*	*25.0*	*25.0*
Banque Finaref	In(1)	France	Full*	100.0			75.5		
Banque Française de l'Orient		France	Full	100.0	100.0	100.0	100.0	99.3	99.3
Banque Libano-Française SAL		Lebanon	Full	51.0	51.0	51.0	50.9	50.9	51.0
BES (Banco Espirito Santo)		Portugal	Equity	8.8	8.8	8.8	22.5	22.5	22.3
BFC Antilles Guyane		France	Full	100.0	100.0	100.0	100.0	100.0	99.6
BFT (Banque Financement et Trésorerie)		France	Full	96.1	96.1	95.8	96.1	96.1	95.8
BFT Gestion		France	Full	100.0	100.0	100.0	96.1	96.1	95.8
BGP Indosuez		France	Full	100.0	99.9	99.9	100.0	99.9	99.9
C.A Alternative Investment Products Group Holding		France	Full	100.0	100.0		100.0	100.0	
C.A Alternative Investment Products Group Inc		United States	Full	100.0	100.0		100.0	100.0	
C.A Alternative Investment Products Group Ltd (ex-ISB)		*Bermuda*	*Full*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	*99.7*
C.A Alternative Investment Products Group Sas		France	Full	100.0	100.0		100.0	100.0	
C.A Alternative Investment Products Group Sgr	In	Italy	Full	100.0			100.0		
C.A Asset Management Espana Holding		Spain	Full	100.0	100.0		100.0	100.0	
C.A Asset Management Hong Kong Ltd		Hong-Kong	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management Japan Ltd		Japan	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management Ltd (Ex-Premium)		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management Sgr Italie		Italy	Full	100.0	100.0	100.0	100.0	100.0	99.8
C.A Asset Management Singapore Ltd		Singapore	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management U.S. Advisory Services (ex IIIS)	Out(c)	France	Full		100.0	100.0		100.0	99.7
C.A Investor Services Bank		France	Full	100.0	100.0		100.0	100.0	
C.A Investor Services Corporate Trust		France	Full	100.0	100.0		100.0	100.0	
C.A.A.M Securities Company Japan KK		Japan	Full	100.0	100.0		100.0	100.0	
CA - Epargne Longue des Salariés	In	France	Full	100.0			100.0		
CA Invest. Services Banque Luxembourg	In	Luxembourg	Full	100.0			100.0		
CAI Australia Ltd		Australia	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Holding Italia Due SRL		Italy	Full	100.0	100.0		100.0	100.0	
CAI Luxembourg	In	Luxembourg	Full	100.0			100.0		
CAI Merchant Bank Asia Ltd		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Private Banking Italia Spa	In	Italy	Full	100.0			100.0		
CAICG Teneur de Comptes (CAICG TC)	Out(d)	France	Full		100.0			100.0	
Caisse Régionale Alpes Provence		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Alsace Vosges		France	Equity	25.0	25.0	24.9	25.0	25.0	24.9
Caisse Régionale Aquitaine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Atlantique Vendée		France	Equity	25.1	25.1	25.0	25.1	25.1	25.0
Caisse Régionale Brie		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Calvados		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Cantal	Out(d)	France	Equity		25.0	25.0		25.0	25.0
Caisse Régionale Centre Est		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
Caisse Régionale Centre France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Loire		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Ouest		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Champagne Bourgogne		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Charente Maritime - Deux Sèvres		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Charente-Périgord		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Côte d'Or		France	Equity			25.0			25.0
Caisse Régionale Côtes d'Armor		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale de l'Anjou et du Maine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale des Savoie		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Finistère		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Franche Comte		*France*	*Equity*	*25.0*	*25.0*	*25.0*	*25.0*	*25.0*	*25.0*
Caisse Régionale Gard		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31-Dec-03	31-Dec-02	31-Dec-01	31-Dec-03	31-Dec-02	31-Dec-01
Caisse Régionale Guadeloupe		France	Equity	27.2	27.4	27.5	27.2	27.4	27.5
Caisse Régionale Ille et Vilaine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Loire - Haute Loire		*France*	*Equity*	25.0	25.0	25.0	29.2	29.2	29.2
Caisse Régionale Lorraine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Martinique		France	Equity	28.1	28.1	28.1	28.1	28.1	28.1
Caisse Régionale Midi		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Morbihan		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Nord		France	Equity			25.0			25.0
Caisse Régionale Nord de France		France	Equity	25.6	25.6	25.0	25.6	25.6	25.0
Caisse Régionale Nord-Est		France	Equity	23.6	25.5	24.4	23.6	25.5	24.4
Caisse Régionale Normand		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Normandie Seine		France	Equity	25.0	25.0	25.0	25.1	25.1	25.0
Caisse Régionale Oise		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Paris et Ile de France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Provence - Côte d'Azur		France	Equity	25.0	25.0	24.6	25.0	25.0	24.6
Caisse Régionale Pyrénées Gascogne		France	Equity	25.0	25.0	24.7	25.0	25.0	24.7
Caisse Régionale Quercy Rouergue		France	Equity	25.0	25.0	23.9	25.0	25.0	23.9
Caisse Régionale Réunion		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Somme		France	Equity	25.5	25.0	25.0	25.1	25.0	25.0
Caisse Régionale Sud Alliance		France	Equity	25.0	25.0	25.1	25.0	25.0	25.1
Caisse Régionale Sud Méditerranée		France	Equity	25.8	25.5	25.2	25.6	25.5	25.2
Caisse Régionale Sud Rhone Alpes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Toulouse Midi Toulousain		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Touraine Poitou		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Val de France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Vendée		France	Equity			25.0			25.0
Cal FP (Holding)		United Kingdom	Full	50.0	50.0	50.0	75.0	75.0	75.0
Cal FP Bank		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
Cal FP US		United States	Full	100.0	100.0	100.0	75.0	75.0	75.0
CL Développement de la Corse		France	Full	99.8	99.8	99.7	99.8	99.8	99.7
Cofam		France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Cogenec		*Monaco*	*Full*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*
Copagefi (Cie Parisienne de Gestion Financière)		France	Full			100.0			99.5
CPR (groupe)		France	Full			95.0			95.0
CPR AM (Ex-CPR Production)		*France*	*Full*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	98.5
CPR Billets		France	Full	100.0	100.0		100.0	100.0	
CPR BK		France	Full	100.0	100.0		100.0	100.0	
CPR F		France	Full	87.7	87.7		87.7	87.7	
CPR Online		France	Full	100.0	100.0		100.0	100.0	
Crealfi (ex-Menafinance)		France	Proportional	50.0	50.0	50.0	49.7	49.8	49.9
Credibom		Portugal	Full*	85.0	40.0	40.0	84.5	39.8	39.9
Credigen Bank		Hungary	Full	100.0	100.0	100.0	99.4	99.5	99.8
Crédit Agricole Asset Management		France	Full	100.0	100.0	100.0	100.0	100.0	99.7
Crédit Agricole Epargne Salariale	Out(c)	France	Full		100.0	99.9		99.9	99.6
Crédit Agricole Financement		Switzerland	Equity	45.0	45.0	45.0	40.0	40.0	40.0
Crédit Agricole Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez (Egypt) SAE		Egypt	Full	75.0	75.0	75.0	75.0	75.0	75.0
Crédit Agricole Indosuez (Suisse) SA		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Luxembourg	Out(c)	Luxembourg	Full		100.0	100.0		100.0	100.0
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Turk As		Turkey	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole S.A. Securities		Jersey	Full	99.9	99.9	99.9	99.9	99.9	99.9
Crédit Foncier de Monaco		Monaco	Full	77.1	77.1	77.1	75.9	75.9	75.9
Crédit Foncier de Monaco France		France	Full	100.0	100.0	100.0	87.3	87.3	87.3
Crédit Français International CFI		France	Full			100.0			95.8
Créditplus (ex-Beneficial Bank)		Germany	Full	100.0	100.0	100.0	99.4	99.5	99.8
E.P.E.M		United States	Full	100.0	100.0	100.0	100.0	100.0	99.7
EFL Services	In	Poland	Full	100.0			99.8		
Equalt Alternative Asset Management		France	Full	100.0	100.0		100.0	100.0	
Financière Lapérouse		France	Full	77.2	77.2	77.2	77.2	77.2	77.2
Finanziaria Indosuez International Ltd		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Finaref AS	In(1)	Norway	Full	100.0			75.5		
Finaref Benelux	In(1)	Belgium	Full	100.0			75.5		
Finaref Group AB	In(1)	Sweden	Full	75.5			75.5		
Finaref OY	In(1)	Finland	Full	100.0			75.5		
Finaref SA	In(1)	France	Full	75.5			75.5		
Finaref Securities AB	In(1)	Sweden	Full	100.0			75.5		

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31-Dec-03	31-Dec-02	31-Dec-01	31-Dec-03	31-Dec-02	31-Dec-01
Finaref Sverige AB	In(1)	Sweden	Full	100.0			75.5		
Finconsum ESC SA		Spain	Equity	45.0	45.0	45.0	44.7	44.8	44.9
Foncaris		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Fransabank France		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
G.F.E.R (Groupement de Financement des Ent.Régionales)		*France*	*Full*	99.9	99.9	99.9	99.9	99.9	99.9
G.P.F (Groupement des Provinces De France)		France	Full	99.0	99.0	99.0	99.0	99.0	99.0
Gestion Privée Indosuez (G.P.I)		France	Full	100.0	100.0	100.0	100.0	99.9	100.0
GIE Attica	In	France	Equity	30.0			47.5		
Groupe Crédit Lyonnais	In	France	Full	94.8			94.8		
Lukas Bank		Poland	Full	99.9	96.6	95.0	99.9	75.5	78.5
Lukas SA		Poland	Full	100.0	100.0	86.1	99.9	76.8	60.7
Nepal Indosuez Bank		Nepal	Full			50.0			50.0
Nonghyup-CA	In	*Korea*	*Proportional*	40.0			40.0		
PT Bank Crédit Agricole Indosuez	Out(c)	Indonesia	Full		99.2	99.2		99.2	99.2
Radian		France	Full			100.0			99.6
Ribank		Netherlands	Full	100.0	100.0	100.0	99.4	99.5	99.8
S.A.Crédit Agricole (Belgique)	In	Belgium	Equity	10.0			21.4		
Sacam Consommation 1		France	*Full*	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 2		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sedef		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Segespar		France	Full	100.0	100.0	100.0	100.0	100.0	99.6
SFCV (Sté Française du Chèque de Voyage)		France	Equity			21.0			21.0
Sim Spa Selezione e Distributione		Italy	Full	100.0	100.0		100.0	100.0	
Sircam		France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Sofinco		*France*	*Full*	99.4	99.6	99.8	99.4	99.5	99.8
Sofipaca		France	Equity	28.3	28.3	29.3	27.5	27.5	28.1
Transfact		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unicefi 33	Out(d)	France	Equity		25.0	25.0		25.0	25.0
Wafasalaf		Morocco	Equity	33.7	33.7	33.6	33.5	33.5	33.6
Stockbrokers									
Altura		Spain	Proportional	50.0	50.0	50.0	50.0	50.0	50.0
CAI Cheuvreux		France	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAI Cheuvreux Espana SA (ex-ICSESA)		Spain	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAIC (S) Pte Ltd		Singapore	Full	100.0	100.0		100.0	100.0	
CAIC Deutschland Gmbh	Out(d)	*Germany*	*Full*		100.0	97.5		100.0	97.4
CAIC Futures Ltd		Hong Kong	Full	100.0	100.0		100.0	100.0	
CAIC Hong-Kong Ltd		Hong Kong	Full	100.0	100.0		100.0	100.0	
CAIC International Ltd		United Kingdom	Full	100.0	100.0		100.0	100.0	
CAIC International UK		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAIC Italia Sim Spa		Italy	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAIC Nordic AB		Sweden	Full	100.0	100.0	90.7	100.0	100.0	90.6
CAIC North America Inc		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAIC Securities Japan Ltd		*Japan*	*Full*	100.0	100.0		100.0	100.0	
CAIC Securities Ltd		Hong Kong	Full	100.0	100.0		100.0	100.0	
Carr Futures Chicago Inc		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Singapore Pte		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Snc		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Global Advisors Inc		*United States*	*Full*			100.0			100.0
Carr Indosuez Asia		France	Full			100.0			100.0
Groupe Cholet Dupont		France	Equity	38.6	38.6	33.4	38.6	38.6	33.4
Insurance									
Argence Gestion Assurances	In(1)	France	Full	100.0			75.5		
Assurances du CA Nord-Pas de Calais		*France*	*Equity*	28.1	28.1	27.5	26.8	26.8	26.0
Eda		France	Full	100.0	100.0	100.0	99.4	99.5	99.6
Finaref Assurances	In(1)	France	Full	100.0			75.5		
Finaref Insurance Limited	In(1)	Eire	Full	100.0			75.5		
Finaref Life Limited	In(1)	Eire	Full	100.0			75.5		
Finaref Risques Divers	In(1)	France	Full	100.0			75.5		
Finaref Vie	In(1)	France	Full	100.0			75.5		
Pacifica		France	Full	100.0	100.0	100.0	100.0	100.0	90.0

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31-Dec-03	31-Dec-02	31-Dec-01	31-Dec-03	31-Dec-02	31-Dec-01
Predica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SOPAR (ex AMACAM)		France	Full	100.0	100.0	75.0	100.0	100.0	75.0
Space Reinsurance Company Limited	In(1)	*Eire*	*Full*	*100.0*			*75.5*		
Tranquilidade		Portugal	Equity	33.3	33.3	33.3	33.3	33.3	33.3
Tranquilidade Vida		Portugal	Equity	29.7	29.7	30.2	29.7	29.7	31.5
Vendome Courtage	In	France	Full	99.0			99.0		
Investment companies									
Argence Investissement SAS	In(1)	France	Full	100.0			75.5		
Belgium CA SAS	In	France	Equity	10.0			32.2		
Bercy Investissements	Out(d)	France	Equity		25.0	25.0		25.0	25.0
Bercy Participations		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Bespar		Portugal	Equity	32.6	32.6	32.1	32.6	32.6	32.1
BFC Holding		France	Full	99.6	99.6	99.6	99.3	99.3	99.3
CA Centre France Développement		France	Equity	25.0	25.0	25.0	20.8	20.8	20.8
CA Deveurope BV		Netherlands	Full	100.0	71.3	87.8	100.0	71.3	87.8
CAI BP Holding	In	France	Full	100.0			100.0		
CAI Italia Holding Spa (ex-Finanziaria Indosuez Sim SpA)	Out(d)	*Italy*	*Full*		*100.0*	*100.0*		*100.0*	*100.0*
CAL FP Frankfurt	Out(d)	Germany	Full		100.0	100.0		75.0	75.0
CAL Maurice	Out(c)	Mauritius	Full		100.0	100.0		75.0	75.0
Calic		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
Camnord Investissement	Out(b)	France	Equity		25.6	25.0		14.3	14.8
Cofinep		France	Equity	23.6	25.5	24.4	23.6	25.5	24.4
Compagnie Financière Midi Toulousain		France	Equity			25.0			25.0
Compagnie Française de l'Asie (CFA)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Bourse		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Delfinances		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Doumer Finance SAS		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Fininvest		France	Full	98.3	98.3	98.3	98.3	98.2	98.3
Fletirec		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
I.P.F.O.		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Icauna Finance		France	Equity	25.0	25.0	25.0	24.4	24.4	24.4
Icauna SARL		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
ICF Holdings		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
Idia Participations		*France*	*Full*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*
Immarex		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Air Finance SA		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Holding UK Ltd		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez North America Holding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ligérienne Mobilière de Placement	Out(d)	France	Full		100.0	100.0		100.0	100.0
Mescas		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Nord Est Agro Partenaires		France	Equity	23.6	25.5		23.6	25.5	
Partran		Portugal	Equity	33.3	33.3	33.3	33.3	33.3	33.3
Prestimmo		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
Rue Impériale		France	Equity	29.0	17.0	20.5	23.6	23.6	30.9
Safec		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sepi		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
Socadif		France	Equity	36.2	36.2	36.2	31.2	31.2	31.2
Space Holding (Ireland) Limited	In(1)	Eire	Full	100.0			75.5		
Space Lux	In(1)	Luxembourg	Full	100.0			75.5		
Transimmo		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
UI (Union d'Etudes et d'Investissements)		*France*	*Full*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*
Vauban Finance		France	Equity	33.3	33.3	32.3	31.0	31.1	30.8
Leasing companies									
Auxifip		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CE Bail		France	Full			100.0			100.0
Climauto		France	Full	100.0	100.0	99.9	99.7	99.7	99.8
Ergifrance		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Etica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Etica Bail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Europejski Fundusz Leasingowy (E.F.L.)		Poland	Full	99.8	99.8	50.5	99.8	71.2	44.3
Filease		Hungary	Full			70.0			69.9

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31-Dec-03	31-Dec-02	31-Dec-01	31-Dec-03	31-Dec-02	31-Dec-01
Financière Immobilière Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Leicer		Spain	Full	100.0	100.0	100.0	100.0	100.0	100.0
Locam		France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Réunibail		France	Full	52.0	52.0	52.0	51.7	51.8	51.9
Réuniroute		*France*	*Full*	*97.5*	*97.5*	*97.5*	51.6	51.9	52.0
Slibail Location Informatique (SLOI)		France	Full	51.0	51.0		51.0	51.0	
Slibail Longue Durée (SLD)		France	Full	51.0	51.0		51.0	51.0	
Sofincar		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Sofinroute		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Ucabail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ucabail Immobilier		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ucalease		France	Full	100.0	100.0	100.0	99.7	99.8	99.9
Unicomi		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unifergie		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unimat		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Tourist/Travel activities and property development									
SIS (Société Immobilière de la Seine)		France	Full	72.9	72.9	72.9	79.7	79.7	79.6
Unifica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unimo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Others									
Alli Domes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
AMT GIE		France	Equity	25.0	25.0	25.0	25.8	25.8	25.1
Ariane Crédit		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Bersol	Out(c)	France	Equity		25.0	25.0		25.0	25.0
Bois Sauvage Nederland		Netherlands	Full	100.0	100.0	100.0	99.4	99.5	99.8
Ca Investor Services Fund Adm. (ex Fastnet France SA)		France	Full	77.6	77.6	61.6	77.6	77.6	61.4
CA Participations		*France*	*Equity*	*25.0*	*25.1*	*25.0*	*25.0*	*25.1*	*25.0*
CA Preferred Funding LLC	In	United States	Full	100.0			6.2		
Caapimmo 1		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 2		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 3		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 4		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 5		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 6		*France*	*Equity*	*25.0*	*25.0*	*25.0*	*25.0*	*25.0*	*25.0*
CAI Cheuvreux Gestion	Out(d)	France	Full		100.0	100.0		100.0	99.9
CAI Conseil Sa		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Derivatives Products PLC	In	Eire	Full	100.0			100.0		
CAI Preferred Funding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Preferred Funding II		United States	Full	100.0	100.0		100.0	100.0	
CAL Asia Pte Ltd		Singapore	Full	100.0	100.0	100.0	75.0	75.0	75.0
Cedicam		*France*	*Full*	*50.0*	*50.0*	*50.0*	62.5	62.5	62.4
Centre France Location Immobilière		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Chauray		France	Proportional	34.0	34.0		34.0	34.0	
Cirse		France	Equity			25.0			23.1
Cisa Sa		France	Full	100.0	100.0		100.0	100.0	
CPR Compensation (CPRC)		France	Full	100.0	100.0		100.0	100.0	
CPR Gestion (CPRG)		France	Full	100.0	100.0		100.0	100.0	
CPR Holding (CPRH)		*France*	*Full*	*100.0*	*100.0*		*100.0*	*100.0*	
CPR Investissement (INVT)		France	Full	100.0	100.0		100.0	100.0	
CPR Usa Inc (INCO)	Out(c)	United States	Full		100.0			100.0	
CPRA (FIGE)		France	Full	100.0	100.0		99.9	100.0	
CPRAAMI		France	Full	100.0	100.0		100.0	100.0	
CPRB (ETNB)		France	Full	100.0	100.0		99.9	100.0	
Creagrisere		France	Equity	25.0	25.0	25.0	22.8	22.8	22.8
Crédit Agricole Alternative Invest. Products Serv. Inc (ex IIS)		*United States*	*Full*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	99.7
Defitech		France	Equity	25.0	25.0	25.0	27.8	27.8	29.2
Defitech Dauphicom		France	Equity	25.0	25.0		27.8	27.8	
Defitech Routage et Communication		France	Equity	25.0	25.0	25.0	27.8	27.8	29.2
Equalt Convertible Arbitrage Fund	In	Eire	Full	100.0			77.1		
Equalt Core Macro Fund	In	Eire	Full	100.0			80.0		
Equalt Fixed Income Arbitrage Fund	In	Eire	Full	100.0			63.4		

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31-Dec-03	31-Dec-02	31-Dec-01	31-Dec-03	31-Dec-02	31-Dec-01
Equalt Pair Trading Fund	In	Eire	Full	100.0			50.3		
Equalt Statistical Arbitrage Fund	In	Eire	Full	100.0			82.6		
Equalt Systematic Futures Fund	In	Eire	Full	100.0			52.4		
Europimmo		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
Fasnet Luxembourg		Luxembourg	Full	45.0	45.0	45.0	45.0	45.0	45.0
Finasic		France	Full	100.0	100.0	100.0	100.0	100.0	99.6
GEIE Argence Developpement	In(1)	France	Full	100.0			75.5		
GEIE Argence Management	In(1)	France	*Full*	100.0			75.5		
Gestimocam		France	Equity	25.0	25.0	24.6	25.0	25.0	24.6
Glorious Smart Investments Co Ltd		Taïwan	Full	100.0	100.0		100.0	100.0	
Ical		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
IIF BV (Indosuez International Finance BV)		Netherlands	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immotaine		France	Equity			25.0			25.0
Indian 21st Century Fund (Mauritius)	Out(c)	Mauritius	Full		100.0			100.0	
Indosuez Holding SCA II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Management Luxembourg II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Wi Carr Financial Products	Out(c)	Hong Kong	*Full*		100.0			100.0	
Inforsud FM		France	Equity	25.0	25.0	24.5	23.3	23.3	22.6
Inforsud Gestion		France	Equity	25.0	25.0	24.4	22.1	22.1	21.5
IWICS (Derivatives)	Out(c)	Hong Kong	Full		100.0			100.0	
Korea 21st Century TR	In	Korea	Full	100.0			100.0		
Liberty View Alternative (LVAA)	Out(c)	United States	Full		100.0			100.0	
Liberty View C. Management (LVCM)	Out(c)	United States	Full		100.0			100.0	
Logitaine	Out(c)	France	Equity		25.0	25.0		25.0	25.0
Madison SA		France	Equity	25.0	25.0	25.0	29.2	29.2	29.1
Mat Alli Domes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Midi Toulousain Développement		France	Equity			25.0			25.0
Midi Toulousain Immobilier		France	Equity			25.0			25.0
Parfin		France	Full	99.9	100.0		99.9	100.0	
Partinvest		Luxembourg	Full	100.0	100.0		100.0	100.0	
Patrimocam		France	Equity	25.0	25.0	24.6	25.0	25.0	24.6
Patrimocam 2		France	Equity	25.0	25.0	24.6	25.0	24.9	24.6
Progica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Réunifinance		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Routage Express Service		France	Equity	25.0	25.0	25.0	27.8	27.8	29.2
SARL Prospective Informatique		France	Equity	25.1	25.0	25.0	25.1	25.0	25.0
SCI Capimo		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
SCI Capucines		France	Equity	25.0	25.0	23.9	25.0	25.0	23.9
SCI du Vivarais		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Groupe Sofinco		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
SCI Hautes Faventines		France	Equity	25.0	25.0	25.0	24.9	24.9	24.9
SCI La Baume		France	Full	100.0	100.0	100.0	100.0	99.9	99.9
SCI Les Fauvins		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Les Palmiers du Petit Pérou		France	Equity	27.2	27.4	27.5	27.2	27.4	27.5
SCI Max Hymans		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Pasteur 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Paysagère		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Quentyvel		France	Full	96.7	96.7	96.7	96.7	96.7	96.7
SCI Quercy		France	Equity			23.9			23.7
SCI Raspail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Scica HL		France	Equity	25.0	25.0	25.0	28.8	28.8	28.8
Scicam 13		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Segespar Informatique Technique Services (SITS) (ex-ITS)		France	Full	100.0	100.0	99.0	98.9	98.9	98.7
Serves		United States	Full	100.0	100.0		100.0	100.0	
SNC Doumer		*France*	*Full*	99.9	99.9	99.9	99.9	99.9	99.9
SNC Haussmann Anjou	In	France	Full	100.0			100.0		
Soaring Eagle Investments Co Ltd		Taïwan	Full	100.0	100.0		100.0	100.0	
Sofinco Participations		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Sofinrec		France	Full	99.8	99.8	99.8	99.2	99.3	99.6
SPI SNC		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Sté Immobilière de Picardie		France	Equity	25.1	25.0	25.0	25.1	25.0	25.0
Sté Immobilière Suisse		Switzerland	Full			100.0			100.0
Sté Picarde de Développement		France	Equity	25.1	25.0	25.0	25.1	25.0	25.0
Toulouse Location Immobilière		*France*	*Equity*			25.0			25.0
UI Vavin 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unibiens		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Uni-Edition		France	Equity	100.0	100.0	100.0	100.0	100.0	100.0

Crédit Agricole S.A. Group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31-Dec-03	31-Dec-02	31-Dec-01	31-Dec-03	31-Dec-02	31-Dec-01
Uniger		France	Full	100.0	100.0		100.0	100.0	
Valris		France	Full	100.0	100.0	99.9	99.4	99.5	99.6

(a) Included in (In) or excluded from (Out) scope of consolidation

(b) Investment sold, not consolidated

(c) No longer consolidated as not material or closure

(d) Merged with another consolidated entity

(*) Change of consolidation method

(1) Entity belonging to the Finaref group

Note 3 - Due from banks: analysis by maturity date

(in millions of euros)	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	*Total*		
Banks									
Loans and advances									
- Demand	19,614				19,614	8	19,622	14,259	19,130
- Time	6,401	5,110	4,544	1,696	17,751	145	17,896	18,574	28,338
Securities purchased under repurchase agreements	954	607	98	49	1,708	8	1,716	0	7
Pledged securities	38,679	13,216	2,989	45	54,929	46	54,975	34,389	14,842
Subordinated debt	20	52	67	355	494	2	496	122	1,915
Total	**65,668**	**18,985**	**7,698**	**2,145**	**94,496**	**209**	**94,705**	**67,344**	**64,232**
Provisions							**(351)**	**(206)**	**(139)**
Net book value							**94,354**	**67,138**	**64,093**
Crédit Agricole internal transactions									
Current accounts	6,372				6,372	8	6,380	4,875	2,209
Time loans and advances	24,900	39,876	46,764	39,472	151,012	119	151,131	144,878	139,224
Subordinated debt	9	190		15	214		214	226	270
Total	**31,281**	**40,066**	**46,764**	**39,487**	**157,598**	**127**	**157,725**	**149,979**	**141,703**
Provisions							**(77)**	**(78)**	**(73)**
Net book value							**157,648**	**149,901**	**141,630**

Note 4 - Customer related items and lease financing: analysis by maturity date

(in millions of euros)	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total		
Customer-related items									
Bills discounted	2,025	408	215	1	2,649	16	2,665	1,255	1,084
Other loans	33,326	18,750	45,118	31,654	128,848	1,181	130,029	54,817	60,380
Pledged securities	10,628	374			11,002	4	11,006	4,713	6,917
Current accounts in debit	10,353				10,353	117	10,470	4,164	4,244
Total	**56,332**	**19,532**	**45,333**	**31,655**	**152,852**	**1,318**	**154,170**	**64,949**	**72,625**
Provisions							**(5,750)**	**(2,408)**	**(2,860)**
Net book value							***148,420***	***62,541***	***69,765***
Lease financing									
Property finance leases	270	386	1,998	2,481	5,135	9	5,144	2,665	2,401
Equipement leases, rental contracts with purchase option and similar transactions	979	1,795	4,585	619	7,978	176	8,154	4,198	4,273
Total	**1,249**	**2,181**	**6,583**	**3,100**	**13,113**	**185**	**13,298**	**6,863**	**6,674**
Provisions							**(265)**	**(200)**	**(189)**
Net book value							**13,033**	**6,663**	**6,485**
Total							**161,453**	**69,204**	**76,250**

Performing loans outstanding, restructured with non-market interest rate, within the framework of over-indebtedness Commissions decisions	**818**
Discount or reserve of this loans outstanding	**99**

Note 4.1 - Due from banks and customers related items and lease financing: Accounts by geographical area (1)

(in millions of euros)	31/12/03	31/12/02	31/12/01
France (including overseas departments and territories)	104,436	49,918	46,954
Other European Economic Area countries	46,827	38,116	38,049
Rest of Europe	6,921	5,956	6,140
North America	13,363	9,710	9,635
Central and South America	5,342	4,393	7,835
Africa and Middle-East	10,250	6,698	6,823
Asia and Pacific (excluding Japan)	8,240	6,782	7,484
Japan	5,237	8,012	11,177
Other, aggregate (2)	40,656		
Leasing and factoring (3)	19,189	7,907	7,595
Total gross value	**260,461**	**137,492**	**141,693**
Accrued interest	**1,712**	**1,664**	**1,838**
Provisions	**(6,366)**	**(2,814)**	**(3,188)**
Net book value	**255,807**	**136,342**	**140,343**

(1) Without reallocation, by geographical area, of guarantees or credit insurance entailing shifts of risk

(2) Including delivered securities bought under repo agreements from Crédit Lyonnais

(3) Including accrued interest in 2002 and 2001

Note 4.2 - Due from banks and customers and lease financing - bad and doubtful accounts by geographical area (1)

(in millions of euros)	31/12/03					31/12/02			31/12/01		
	Gross	o/w doubtful accounts (2)	o/w bad accounts (2)	Provisions for doubtful accounts (2)	Provisions for bad accounts (2)	Gross	Bad and doubtful accounts	Provisions	Gross	Bad and doubtful accounts	Provisions
France (including overseas departments and territories)	48,979	605	1,101	418	726	49,918	1,026	699	46,954	908	581
Other European Economic Area countries	37,768	201	274	114	181	38,116	335	191	38,049	260	143
Rest of Europe	5,198	111	184	92	153	5,956	441	403	6,140	705	557
North America	4,882	275	101	82	46	9,710	366	133	9,635	515	251
Central and South America	3,779	209	43	165	36	4,393	327	225	7,835	565	334
Africa and Middle-East	6,796	93	294	49	193	6,698	484	238	6,823	553	317
Asia and Pacific (excluding Japan)	5,314	17	212	10	133	6,782	456	216	7,484	501	281
Japan	4,032	1		1		8,012			11,177	8	
Leasing and factoring (3)	19,189	384	253	169	153	7,907	281	217	7,595	238	199
Other, aggregate (4)	126,524	2,513	2,424	1,497	1,658						
Total gross value	**260,461**	**4,409**	**4,886**	**2,597**	**3,279**	**137,492**	**3,716**	**2,322**	**141,693**	**4,253**	**2,643**
Accrued interest	1,712	152	365	135	355	1,664	509	492	1,838	555	545
Net book value	**262,173**	**4,561**	**5,251**	**2,732**	**3,634**	**139,156**	**4,225**	**2,814**	**143,531**	**4,808**	**3,188**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk

(2) New regulation relating to the accounting treatment of credit risk applicable as of 01/01/2003

(3) Including accrued interest in 2002 and 2001

(4) Including delivered securities bought under repurchase agreements from Crédit Lyonnais

Note 4.3 - Due to banks and customers and lease financing - analysis by customer type

(in millions of euros)	31/12/03					31/12/02			31/12/01		
	Gross	o/w doubtful accounts (1)	o/w bad accounts (1)	Provisions for doubtful accounts (1)	Provisions for bad accounts (1)	Gross	Bad and doubtful accounts	Provisions	Gross	Bad and doubtful accounts	Provisions
Central and local governments	4,057	5	63	2	47	5,084	84	46	11,426	88	31
Financial institutions	62,483	206	138	184	135	77,974	567	474	73,043	692	581
Individual and small business customers	21,198	625	1,169	485	810	13,840	851	640	13,577	1,140	752
Farmers	46	6	11	3	3	31	16	6	706	53	48
Corporates (including insurance companies) and others customers	28,136	822	1,193	392	828	34,320	2,426	1,431	37,184	2,597	1,577
Leasing and factoring	19,189	384	253	169	153	7,907	281	217	7,595	238	199
Crédit Lyonnais Group aggregate (2)	127,064	2,513	2,424	1,497	1,658						
Total	**262,173**	**4,561**	**5,251**	**2,732**	**3,634**	**139,156**	**4,225**	**2,814**	**143,531**	**4,808**	**3,188**

(1) New regulation relating to the accounting treatment of credit risk

(2) Including delivered securities bought under repo agreements from Crédit Lyonnais

Note 5 - Securities: analysis by type

(in millions of euros)	31/12/03					31/12/02	31/12/01
	Trading securities	Available-for-sale securities	Portfolio securities	Held-to-maturity securities	Total		
Treasury bills and similar securities:	33,368	19,495		12,565	65,428	30,705	24,860
Accrued interest		90		284	374	252	283
Provisions		(224)		(56)	(280)	(2)	(2)
Net book value	33,368	19,361		12,793	65,522	30,955	25,121
Bonds and other fixed-income securities:	24,434	12,162		13,359	49,955	31,413	36,248
Accrued interest		111		297	408	313	346
Provisions		(169)		(105)	(274)	(162)	(245)
Net book value	24,434	12,104		13,551	50,089	31,564	36,349
Shares and other variable-income securities (1):	19,492	5,469	3,621		28,582	16,801	22,502
Accrued income	2	1	16		19	15	15
Provisions		(105)	(593)		(698)	(366)	(237)
Net book value	19,494	5,365	3,044		27,903	16,450	22,280
Total net book value	77,296	36,830	3,044	26,344	143,514	78,969	83,750
Estimated fair value	77,296	37,176	3,437	27,031	144,940	80,184	85,473

As part of the programme to acquire strategic shareholdings, certain securities already issued by the group and matched against held-to-maturity securities have been re-allocated to match these strategic investments. Accordingly, €973m of held-to-maturity securities were reclassified as available-for-sale securities in December 2002 against €212m in 2001.

EUR 870 million of trading securities were reclassified as available-for-sale securities during the year, against EUR 402 million in 2002.
EUR 489 million of held-to-maturity securities were sold before their maturity date during the year, against EUR 157 million in 2002 and EUR 35 m in 2001.

(1) At 31 December 2003, Crédit Agricole S.A. held 14,935,794 own shares classified as 'Shares and other variable-income securities - trading securities' for a total of EUR 254,153,000. They have a nominal value of EUR 3 and their stockmarket price at 31 December 2003 was EUR 18.93.

Premiums and discounts

(in millions of euros)	31/12/03	31/12/02	31/12/01
Trading securities (excluding Crédit Lyonnais)			
- residual net premium	-	-	-
- residual net discount	51	704	308
Held-to-maturity securities (2)			
- residual net premium	38	-	8
- residual net discount	-	83	-

(2) Excluding Credit Lyonnais for 2002 and 2001

Note 5.1 - Breakdown of listed and unlisted securities between fixed-income and variable-income securities

(in millions of euros)	31/12/03				31/12/02				31/12/01			
	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Listed securities	29,081	24,565	11,095	**64,741**	27,717	24,268	13,545	**65,530**	30,460	19,722	16,780	**66,962**
Unlisted securities	4,015	11,385	3,810	**19,210**	3,696	6,437	3,256	**13,389**	5,786	5,138	5,722	**16,648**
Accrued income	295	279	13	**587**	313	252	15	**580**	346	263	15	**624**
Provisions	(129)	(5)	(485)	**(619)**	(162)	(2)	(366)	**(530)**	(245)	(2)	(237)	**(484)**
Net book value on Crédit Agricole S.A.'s consolidated balance sheet (excluding Crédit Lyonnais)	**33,262**	**36,224**	**14,433**	83,919	**31,564**	**30,955**	**16,450**	**78,969**	**36,349**	**25,121**	**22,280**	**83,750**
Listed securities	13,389	27,626	12,146	**53,161**								
Unlisted securities	3,325	1,578	1,319	**6,222**								
Accrued income	113	94	5	**212**								
Net book value on Crédit Lyonnais' balance sheet	**16,827**	**29,298**	**13,470**	**59,595**								
Net book value	**50,089**	**65,522**	**27,903**	**143,514**	**31,564**	**30,955**	**16,450**	**78,969**	**36,349**	**25,121**	**22,280**	**83,750**

Breakdown of mutual funds by type:

(in millions of euros)	31/12/03		31/12/02		31/12/01	
	Book value	**Cash-in value**	**Book value**	**Cash-in value**	**Book value**	**Cash-in value**
Money market funds	1,118	1,166	1,168	1,307	1,527	1,604
Bond funds	919	1,390	510	520	300	322
Equity funds	560	571	196	194	986	1,079
Other funds	2,405	2,478	2,930	2,965	2,494	2,587
TOTAL	**5,002**	**5,605**	**4,804**	**4,986**	**5,307**	**5,592**
o/w mutual funds under exclusive control	561	596	1,367	1,368	1,809	1,944

Breakdown of all mutual funds:

(in millions of euros)	31/12/03 Book value	31/12/02 Book value	31/12/01 Book value
Capitalisation mutual funds	2,282	2,062	2,376
- France	*2,183*	*1,918*	*2,276*
- Rest of world	*99*	*144*	*100*
Other mutual funds	2,720	2,742	2,931
TOTAL	**5,002**	**4,804**	**5,307**

Note 5.2 - Treasury bills, bonds and other fixed-income securities: analysis by maturity date

(in millions of euros)	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total		
Bonds and other fixed-income securities	11,509	9,305	16,429	12,712	*49,955*	408	**50,363**	**31,726**	**36,594**
Treasury bills and similar securities	17,483	16,461	21,061	10,423	*65,428*	374	**65,802**	**30,957**	**25,123**
Provisions							**(554)**	**(164)**	**(247)**
Net book value							**115,611**	**62,519**	**61,470**

Includes trading securities whose remaining term to maturity is not relevant.

Note 5.3 - Treasury bills, bonds and other fixed-income securities: geographical analysis

(in millions of euros)	31/12/03			31/12/02			31/12/01		
	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions
France (including overseas departments and territories)	24,383	28	50	22,687	17	56	26,335	12	69
Other European Economic Area countries	21,539	3	6	20,801	5	7	16,289	9	12
Rest of Europe	706			607		3	649		
North America	4,022	4	40	4,878	3	39	5,133	6	31
Central and South America	2,190	24	19	2,693	30	17	2,386	22	26
Africa and Middle-East	1,190			1,453			1,315		3
Asia and Pacific (excluding Japan)	2,926	20	19	2,932	47	42	3,371	112	106
Japan	12,089			6,067			5,630		
Other, aggregate (1)	46,338	214	420						
Total gross value	**115,383**	**293**	**554**	**62,118**	**102**	**164**	**61,108**	**161**	**247**
Accrued interest	**782**	**9**		**565**	**13**		**609**	**23**	
Net book value	**116,165**	**302**	**554**	**62,683**	**115**	**164**	**61,717**	**184**	**247**

(1) Contribution from Crédit Lyonnais

Note 6 - Investments in non-consolidated subsidiaries and associated companies, other long-term securities

Non-consolidated investments with a gross book value in excess of EUR 50 million

	Gross book value (in millions of euros)			% interest		
	31/12/03	**31/12/02**	**31/12/01**	**31/12/03**	**31/12/02**	**31/12/01**
Banco Bisel (2)	**131**	131		**N/A**	N/A	
Bradesco			302			3.2
Crédit Logement (A shares)	**193**	147	111	**16.5**	16.5	16.5
Crédit Logement (B shares)	**181**			**16.1**		
Crédit Lyonnais		2,426	1,037		17.8	10.3
Doumer Euterpe (1)			100			100.0
Emporiki Bank (Commercial Bank of Greece)	**331**	331	276	**9.0**	9.0	6.7
Gercasa			93			100.0
Resona Trust and Banking	**86**	86		**5.0**	5.0	
SEFA (1)	**67**	67	67	**100.0**	100.0	100.0
Veolia Environnement	**77**			**0.8**		
Wafabank	**52**	52	52	**14.8**	14.8	14.8
1301 Sixth Avenue	**61**			**18.3**		
Short-term advances	**443**	**438**	**474**			
Other long-term securities	**1,910**	**1,396**	**1,490**			
Gross value (3)	**3,532**	**5,074**	**4,002**			
Provisions	**(802)**	**(575)**	**(437)**			
Accrued interest	**17**	**21**	**27**			
Net book value	**2,747**	**4,520**	**3,592**			

(1) Not consolidated pursuant to CRC 99-02 and 99-07 (below materiality threshold)

(2) Deconsolidated at 1 January 2002 and booked at its value on the date of deconsolidation. The investment has been provided for in full.

In addition, an impairment provision has also been made for the full value (EUR 236 million) of securities in the individual financial statements.

On 17 May 2002, the Central Bank of Argentina suspended Banco Bisel's banking licence and entrusted its banking activities to Banco Nacion.

As a result, Crédit Agricole SA no longer exercises significant influence over this entity.

(3) Of which banks: EUR1,227m at 31 December 2003 against EUR 3,362m at 31 December 2002 and EUR 1,990m at 31 December 2001.

Note 6.1 - Estimated value of investments in non-consolidated subsidiaries and associated companies, other long-term securities

(in millions of euros)	31/12/03		31/12/02		31/12/01	
	Net book value	Estimated value	Net book value	Estimated value	Net book value	Estimated value
Investments in non-consolidated subsidiaries and associated companies						
- Unlisted securities	1,552	1,674	1,113	1,209	1,359	1,360
- Listed securities	473	581	2,823	3,587	1,714	2,019
- Short-term advances	428	428	426	426	465	465
Sub-total	**2,453**	**2,683**	**4,362**	**5,222**	**3,538**	**3,844**
Other long-term securities						
- Unlisted securities	182	206	125	151	18	20
- Listed securities	93	109	12	12	8	9
- Short-term advances	2	2			1	
Sub-total	**277**	**317**	**137**	**163**	**27**	**29**
Accrued income	**17**	**17**	**21**	**21**	**27**	**27**
Total	**2,747**	**3,017**	**4,520**	**5,406**	**3,592**	**3,900**

See notes 2.1.3.5 and 2.1.3.6 for definition of estimated value.

Note 7 - Investments in equity affiliates

Investments with a book value in excess of EUR 50 million:

Investments in equity affiliates (in millions of euros)	31/12/03	31/12/02	31/12/01
Financial institutions	11,967	11,141	10,498
Al Bank Al Saudi Al Fransi	346	357	393
B.E.S.	433	415	271
Regional banks and subsidiaries	7,771	7,188	6,620
Banca Intesa SpA	3,375	3,143	3,160
Others	42	38	54
Non-financial companies	327	279	325
Partran - Tranquilidade - Tranquilidade Vida	(80)	(84)	(38)
Rue Impériale	339	335	330
Others	68	28	33
Net book value	12,294	11,420	10,823

Note 8 - Intangible and tangible fixed assets

(in millions of euros)	31/12/03			31/12/02	31/12/01
	Cost	Accumulated depreciation and amortisation	Net	Net	Net
Tangible assets:					
- Property, plant & equipment	4,387	2,035	2,352	972	1,118
- Assets let to third parties	615	211	404	274	426
Intangible assets (1)	4,992	963	4,029	125	133
Accrued interest (2)	3		3	0	10
Total	9,997	3,209	6,788	1,371	1,687

(1)o/w EUR 3,500 m of goodwill (related to the retail business in France) identified accordingly to CRC 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.

(2) Accrued rents on assets let to third parties

Note 9 - Other fixed assets: movement in net book value

(in millions of euros)	31/12/01	31/12/02	Consolidation changes	Increases (acquisitions)	Decreases (redemptions and disposals)	Foreign exchange translation adjustements	Other movements	31/12/03
Investments in non-consolidated subsidiaries and associated companies								
Cost	3,484	4,477	(1,476)	1,190	(1,181)	(14)	(243)	2,753
Short-term advances	472	437	3	76	(75)	(1)	1	441
Provisions	(418)	(552)	(219)	(91)	130	6	(15)	(741)
Other long-term securities								
Cost	45	160	150	2	(7)	0	31	336
Short-term advances	1	0		2				2
Provisions	(19)	(23)	(34)	8	2		(14)	(61)
Accrued interest	27	21					(4)	17
Net book value	3,592	4,520	(1,576)	1,187	(1,131)	(9)	(244)	2,747
Intangible assets (1)	133	125	3,901	77	(115)	(7)	48	4,029
Property, plant & equipment	1,544	1,246	1,600	(11)	(190)	(41)	152	2,756
Accrued interest (2)	10	0					3	3
Net book value	1,687	1,371	5,501	66	(305)	(48)	203	6,788

(1)o/w EUR 3,500 m of goodwill (related to the retail business in France) identified accordingly to CRC 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.

(2) Accrued rents on assets let to third parties

Note 10 - Other assets, sundry accounts and prepaid expenses

(in millions of euros)	31/12/03	31/12/02	31/12/01
Other assets (1)	**42,503**	**16,979**	**16,755**
Financial options bought	21,575	6,330	4,937
Codevi bonds	2,456	2,784	2,717
Miscellaneous debtors	13,604	6,010	6,878
Settlement accounts	4,854	1,853	2,221
Due from shareholders - unpaid capital	14	2	2
Sundry accounts and prepaid expenses	**13,990**	**9,168**	**10,909**
Deferred tax	693	201	262
Items in course of transmission to other banks	1,415	419	844
Breakdown of Crédit Agricole sundry accounts and prepaid expenses			
- Items in course of transmission to other banks	1,555	791	1,548
- Accrued income	4,950	5,723	5,425
- Prepayments	1,256	1,028	1,034
- Unrealised gains and deferred losses on financial futures	505	376	636
- Unamortised bond issue and redemption premiums	222	228	374
- Miscellaneous	920	402	786
Crédit Lyonnais sundry accounts and prepaid expenses	2,474		
Net book value	56,493	26,147	27,664

(1) Amounts are stated inclusive of associated accrued interest and net of provisions

Note 11 - Provisions deducted from assets

(in millions of euros)	31/12/01	31/12/02	Consolidation changes	Charge	Write-back or utilisation	Foreign exchange translation adjustements	Other movements	31/12/03
Loans and advances to banks	212	284	242	18	(18)	(30)	(68)	428
Loans and advances to customers	2,860	2,408	4,140	1,363	(1,401)	(279)	(481)	5,750
Lease financing	189	200	158	79	(167)	(1)	(4)	265
Available-for-sale, portfolio and held-to-maturity securities	484	530	358	376	(249)	(39)	276	1,252
Investments in non-consolidated subsidiaries and associated companies, other long-term securities	437	575	253	83	(132)	(7)	30	802
Other	82	38	116	32	(23)	(3)	8	168
Total	4,264	4,035	5,267	1,951	(1,990)	(359)	(239)	8,665

Note 12 - Goodwill

Goodwill items exceeding EUR 50 million

	31/12/03			31/12/02	31/12/01
(in millions of euros)	Gross	Amortisation	Net	Net	Net
Amortised over 1 to 5 years inclusive					
C.P.R. Online	84	(70)	14	31	61
Amortised over 5 to 10 years inclusive					
CAI (Suisse) S.A.	118	(26)	92	47	53
EFL	239	(43)	196	149	101
Lukas	363	(99)	264	234	265
Sofinco	990	(576)	414	538	662
CPR AM	126	(78)	48	56	65
Other CPR subsidiaries	23	(9)	14	16	23
Amortised over 10 to 15 years inclusive					
BES	62	(21)	41	47	52
Credibom	51	(2)	49		
Amortised over 15 to 20 years inclusive					
Banca Intesa SpA	51	(9)	42	45	47
The Paris Regional Bank	77	(8)	69	73	76
Crédit Lyonnais Group	6,813	(195)	6,618		
Elios Group	189	(8)	181		
Finaref Group	1,512	(87)	1,425		
Rue Impériale	243	(235)	8	224	247
Other companies	311	(128)	183	192	243
Total	11,252	(1,594)	9,658	1,652	1,895

Note 13 - Deposits by banks: Analysis par maturity date

(in millions of euros)	31/12/03 ≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total	31/12/02	31/12/01
Due to banks									
Deposits									
- Demand	13,746				13,746	11	13,757	12,278	12,238
-Time	30,147	10,551	5,097	1,862	47,657	281	47,938	35,815	43,264
Securities sold under repo agreements	127	152	1,886	2,756	4,921	154	5,075	5,044	5,199
Pledged securities	28,182	26,785	3,068		58,035	32	58,067	17,327	9,583
Total	**72,202**	**37,488**	**10,051**	**4,618**	**124,359**	**478**			
Net book value							**124,837**	**70,464**	**70,284**
Crédit Agricole Internal transactions									
Current accounts in credit	3,430				3,430	7	3,437	5,545	10,744
Demand and time deposits	2,173	2,465	4,523	690	9,851	214	10,065	13,398	13,309
Total	**5,603**	**2,465**	**4,523**	**690**	**13,281**	**221**			
Net book value							**13,502**	**18,943**	**24,053**

Note 14 - Customer accounts: analysis by maturity date

(in millions of euros)	31/12/03 ≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total	31/12/02	31/12/01
Current accounts in credit	41,942				41,942	55	41,997	11,098	12,362
Government-regulated savings schemes:									
- Demand deposits	75,644				75,644	368	76,012	55,723	50,577
- Time deposits	14,476	11,583	67,057	10,626	103,742	450	104,192	87,978	87,645
Other debts to customer	39,533	4,748	6,876	2,091	53,248	729	53,977	35,644	41,945
Pledged securities	20,969	440	150		21,559	28	21,587	14,644	8,152
Total	**192,564**	**16,771**	**74,083**	**12,717**	**296,135**	**1,630**			
Net book value							**297,765**	**205,087**	**200,681**

Note 14.1 - Customer accounts: geographical analysis

(in millions of euros)	31/12/03	31/12/02	31/12/01
France (including overseas départements and territories)	245,009	170,174	158,445
Other European Economic Area countries	16,094	13,510	14,742
Rest of Europe	6,774	3,931	4,471
North America	9,322	2,785	4,279
Central and South America	1,935	1,365	3,985
Africa and The Middle-East	11,475	8,957	8,742
Asia and Pacific (excluding Japan)	4,802	3,910	5,034
Japan	2,354	455	983
Total	**297,765**	**205,087**	**200,681**

Note 14.2 - Customer accounts: analysis by customer type

(in millions of euros)	31/12/03	31/12/02	31/12/01
Individuals and small business customers	224,062	163,574	160,324
Corporates	73,703	41,513	40,357
Total	**297,765**	**205,087**	**200,681**

Note 15 - Debts materialised by a security: analysis by maturity date

(in millions of euros)	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ *1 year*	> 1 year to ≤ *5 years*	> 5 years	Total gross value	Accrued interest *payable*	Total		
Savings certificates	98	95	16	64	273	7	280	88	77
Interbank securities	1,379	940	2,352	1,100	5,771	416	6,187	6,186	4,772
Negotiable debt securities:									
- Issued in France	21,396	11,560	11,007	2,798	46,761		46,761	17,142	10,786
- Issued abroad	6,000	7,522	412		13,934		13,934	12,608	16,400
Bonds (see note 15.1)	2,206	2,807	10,525	7,226	22,764	480	23,244	22,115	23,339
Other debt instruments	99				99		99	118	188
Total					**89,602**	**903**	**90,505**	**58,257**	**57,562**

Note 15.1 - Bonds (by currency of issue)

(in millions of euros)	Analysis by maturity date at 31 December 2003 (1)			Outstanding at 31/12/03	Outstanding at 31/12/02	Outstanding at 31/12/01
	≤ 1 year	> 1 year to ≤ 5 years	> 5 years			
Euro	**4,731**	**9,448**	**5,982**	**20,161**	**19,771**	**21,674**
- *Fixed rate*	3,626	6,202	5,050	14,878	14,689	16,318
- Floating rate	1,105	3,246	932	5,283	5,082	5,356
US dollar	**176**	**740**	**722**	**1,638**	**688**	**439**
- Fixed rate	145	382	399	926	307	324
- Floating rate	31	358	323	712	381	115
Yen	**4**	**73**	**495**	**572**	**1,056**	**537**
- Fixed rate	4	73	495	572	101	12
- Floating rate				0	955	525
Other currencies	**102**	**264**	**27**	**393**	**149**	**0**
- Fixed rate	84	98	27	209	82	0
- Floating rate	18	166		184	67	0
Total - gross amounts	**5,013**	**10,525**	**7,226**	**22,764**	**21,664**	**22,650**
- Fixed rate	3,859	6,755	5,971	16,585	15,179	16,654
- Floating rate	1,154	3,770	1,255	6,179	6,485	5,996
Accrued interest				**480**	**451**	**689**
Net book value				**23,244**	**22,115**	**23,339**

(1) Before the impact of hedging contracts.

Note 16 - Sundry accounts and unearned income and other liabilities

(in millions of euros)	31/12/03	31/1202	31/12/01
Other liabilities (1)	**60,090**	**23,087**	**21,508**
Liabilities relating to trading securities	18,394	6,662	5,272
Liabilities relating to stock lending transactions	6,115	4,025	3,742
Financial options sold	21,751	4,560	3,808
Miscellaneous creditors	2,170	6,722	6,373
Settlement accounts	11,604	1,062	2,281
Payments in process	46	47	19
Other	10	9	13
Sundry accounts and unearned income	**20,819**	**15,664**	**12,657**
Items in course of transmission to other banks	980	1,882	874
Breakdown of Crédit Agricole sundry accounts and unearned income			
Adjustment accounts	3,875	2,807	875
Deferred income	2,481	2,324	2,201
Accrued expenses	6,705	7,846	7,706
Unrealised losses and deferred gains on financial futures	283	267	251
Others	262	538	750
Crédit Lyonnais sundry accounts and unearned income	6,233		
TOTAL	80,909	38,751	34,165

(1) Amounts are stated inclusive of accrued interest

Note 17 - General reserves for risks and expenses

(in millions of euros)	31/12/01	31/12/02	Consolidation changes	Charge	Write-backs	Amounts used	Foreign exchange translation adjustments	Other movements	31/12/03
Country risks	599	371	495	85	(90)		(75)	(33)	753
Financing commitment execution risks	206	131	206	67	(48)	(2)	(7)	(54)	293
Retirement and similar benefits	170	148	180	50	(34)	(27)	(2)	(3)	312
Financial futures	96	41		9	(13)		(1)	(3)	33
Other liabilities and charges (1)	2,192	1,700	2,305	1,070	(502)	(482)	(73)	78	4,096
TOTAL	3,263	2,391	3,186	1,281	(687)	(511)	(158)	(15)	5,487

(1) Breakdown of other liabilities and charges	31/12/01	31/12/02	31/12/03
- Synergy-related costs (cf note 39)			836
- estimated additional euro-related costs	7		
- sector risks and other credit risks	553	446	1,418
- negative net assets of unconsolidated interests	265	147	138
- early retirement benefits	95	78	88
- litigation	638	408	351
- risk of loss in connection with the internal financing mechanism for home purchase savings schemes	145	107	80
- badwill	199	223	216

Note 18 - Fund for General Banking Risks

(in millions of euros)	31/12/03	31/12/02	31/12/01
Home purchase savings (1)	882	836	936
Liquidity and Solvency Banking Risks (2)	615	610	610
CODEVI (industrial development passbook accounts)		17	17
Others	447	155	153
TOTAL	1,944	1,618	1,716

(1) Including EUR 162 m in Home Purchase Savings FGBR identified within the Crédit Lyonnais Group as part of the harmonisation of accounting methods carried out upon first-time consolidation pursuant to the provisions of regulation 99-07.

(2) This guarantee fund was established at the time of Crédit Agricole S. A.'s initial public offering.

Note 19 - Subordinated debt: analysis by maturity date and issue currency

(in millions of euros)	31/12/03						31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Accrued interest payable	Total		
Fixed-term subordinated debt:	3	454	1,942	8,254	160	10,813	8,187	8,063
* Euro	3	437	1,714	8,068	159	10,381	7,880	7,742
* US Dollar		2	209	186		397	275	285
* Yen		15				15	9	10
* Other currencies			19		1	20	23	26
Perpetual subordinated debt: (1)				7,533	105	7,638	1,556	1,503
* Euro				7,517	105	7,622	1,453	1,400
* US Dollar				16		16	23	17
* Yen						0	80	86
Participating securities and loans				235		235	2	8
Short-term shareholders' advances						0		
Total - gross amounts	3	454	1,942	16,022	265	18,686	9,745	9,574
TOTAL						18,686	9,745	9,574

(1) T3CJ (hybrid capital issued by the Regional Banks) accounts for 24.46% of the euro line, i.e. EUR 1,839,000

Note 20 - Changes in shareholder's equity excluding FGBR

(in millions of euros)	Shareholder's equity excluding FGBR (group share)					Minority interests	Total shareholders' equity (including minority interests) excluding FGBR
	Share capital	Share premium, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total		
At 31 December 2000	2,241	9,241	84	179	11,745	3,200	14,945
Dividend paid in 2001		(411)			(411)	(225)	(636)
Changes in share capital	676				676		676
Elimination of treasury stock (1)	(6)	(28)			(34)		(34)
Net change in share premiums arising from new share issues and shares contributed (2)		2,221			2,221		2,221
Change in investment grants			28		28		28
Foreign exchange translation adjustments				32	32	(37)	(5)
Change in revaluation reserves		(4)			(4)		(4)
Net income for 2001		1,067			1,067	286	1,353
Change in method of accounting for Fund for General Banking Risks relating to home purchase savings schemes (3)		(328)			(328)		(328)
Other changes (4)		2			2	(2,534)	(2,532)
At 31 December 2001	2,911	11,760	112	211	14,994	690	15,684
Dividend paid in 2002		(535)			(535)	(35)	(570)
Dividends received by Regional Banks and subsidiaries in 2002 (5)		91			91		91
Changes in share capital					*0*		*0*
Elimination of treasury stock (6)	(7)	(35)			(42)		(42)
Change in investment grants			9		9		9
Foreign exchange translation adjustments				(161)	(161)	(26)	(187)
Change in revaluation reserves		5			5	1	6
Net income for 2002		1,064			1,064	(3)	1,061
Impact of application of regulation CRC 2000-06		4			4		4
Other changes		2			2	(244)	(242)
At 31 December 2002	2,904	12,356	121	50	15,431	383	15,814

(1) This sum comprises 2,009,482 Crédit Agricole S.A. shares, held by the company or other Group companies, which do not satisfy the regulatory criteria for recognition in the consolidated balance sheet (see CRC regulation 2000-02)

(2) Including EUR 2,304 million in connection with Crédit Agricole S.A.'s purchase of the Regional Banks' shareholdings in the 7 specialised subsidiaries in exchange for shares.

(3) Following an enquiry by the COB, Crédit Agricole S.A. no longer recognises deferred tax on the provision for home purchase savings schemes
The impact of this change was charged to opening consolidated reserves.

(4) The sharp reduction in minority interests stems from the Regional Banks' transfer to Crédit Agricole SA of their shareholdings in the 7 specialised subsidiaries. At the end of 2001 Crédit Agricole S.A. owned virtually the entire share capital in these subsidiaries.

(5) Including EUR 89 million of dividends received by the Regional Banks.

(6) This sum comprises 4,334,482 Crédit Agricole S.A. shares, held by the company or other Group companies, which do not satisfy the regulatory criteria for recognition in the consolidated balance sheet (see CRC regulation 2000-02)

(in millions of euros)	Shareholder's equity excluding FGBR (group share)					Minority interests	*Total* shareholders' equity (including minority interests) excluding FGBR
	Share capital	Share premium, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total		
At 31 December 2002	2,904	12,356	121	50	15,431	383	15,814
Dividend paid in 2003		(729)			(729)	(10)	(739)
Dividends received by Regional Banks and subsidiaries in 2003 (1)		103			103		103
Changes in share capital	1,504				1,504		1,504
Net change in share premiums		6,306			6,306		6,306
Elimination of treasury stock (2)	10	53			63		63
Change in investment grants			7		7		7
Foreign exchange translation adjustments				(213)	(213)	(291)	(504)
Change in revaluation reserves		(7)			(7)		(7)
Net income at 31 december 2003		1,026			1,026	260	1,286
Change of method (3)		95			95		95
Additions to the scope of consolidation (4)					0	4,120	4,120
Buyout of minority interests (5)					0	(18)	(18)
Other changes		(15)			(15)	(1)	(16)
At 31 December 2003	4,418	19,188	128	(163)	23,571	4,443	28,014

(1) Including EUR 97 million in dividends received by the Regional Banks.

(2) The 4,334,482 Crédit Agricole S.A. shares held by Predica since 2002 have been sold outside the Group. At 31 December 2003, 745,968 treasury shares held by Crédit Agricole S.A. were eliminated in the sum of EUR 13,392,000. Until 30 June 2003, they were classified as trading securities - shares and other variable income securities.

(3) Including EUR 119 million in deferred bond issue expenses and EUR (24) million in discounts on performing loans restructured on off-market terms (see Note 2).

(4) Most of these additions consist of minority interests arising on consolidation of Finaref (75.5%) and Credit Lyonnais (94.8%).
CA Preferred Funding also issued EUR 2,428 million of preferred shares.

(5) Minority interests in CA Deveurope BV, Lukas Sa, Lukas Bank, EFL ans Credibom

Breakdown of changes in share capital by origin (in millions of euros)	31/12/03	31/12/2002	31/12/01
Payment of dividends in shares	-	-	77
Rights issues for cash	445	-	51
Rights issues by asset contribution	1,059	-	548
Total	1,504	0	676

Breakdown of change in share premiums by origin (in millions of euros)	31/12/03	31/12/2002	31/12/01
Payment of dividends in shares	-	-	331
Rights issues for cash	1,860	-	134
Rights issues by asset contribution	4,446	-	1,756
Total	6,306	0	2,221

Capital increases in 2003:

Capital increase following the mixed cash and share offer for Crédit Lyonnais made in June 2003:
On 19 June 2003, Crédit Agricole S.A. issued 353,285,738 new shares for allotment to
Crédit Lyonnais shareholders who tendered their shares to the mixed cash and share offer for Crédit Lyonnais.
As a result, Crédit Agricole S.A.'s share capital increased from EUR 2,916,629,697 to EUR 3,976,486,911.

Capital increase following the employee share offering made in October 2003 :
Crédit Agricole S.A. made a share offering to Group employees both in France and abroad.
The reservation period ran from 23 June 2003 to 2 September 2003. Settlement and delivery of the shares took place
on 10 October 2003. A total of 51,082 Crédit Agricole Group employees took part in the offering, which raised EUR 345.4 million.
As a result, Crédit Agricole S.A.'s share capital increased from EUR 3,976,486,911 to EUR 4,052,186,703.

Capital increase following a rights issue made in November 2003:
Crédit Agricole S.A.. issued 122,793,536 new shares in the market, raising its share capital to EUR 4,420,567,311
(divided into 1,473 522 437 EUR 3 nominal value shares). The subscription period ran from 27 October 2003 to 7 November 2003.
Settlement and delivery of the shares took place on 24 November 2003.

Following these successive capital increases, Crédit Agricole S.A.'s share capital amounted to EUR 4,420,567,311 at 31 December 2003,
divided into 1,473,522,437 EUR 3 nominal value shares.

Note 20.1 - Preferred shares

Issuing entity	Issue date	Amount (in millions of USD)	Amount (in millions of euros)	31/12/03 (in millions of euros)	31/12/02 (in millions of euros)	31/12/01 (in millions of euros)
CA Preferred Funding LLC	Jan-03	1,500		1,188	0	0
CA Preferred Funding LLC	Jul-03	550		435		
CA Preferred Funding LLC	Dec-03		550	550		
Crédit Lyonnais Capital SCA (1)	Jul-93	350				
Crédit Lyonnais Preferred Capital 1 LLC	Apr-02		750	750		
TOTAL		2,400	1,300	2,923	0	0

(1) In July 2003, Crédit Lyonnais made an early redemption of its 1993 USD 350 million preferred share issue via its Luxembourg subsidiary Crédit Lyonnais Capital SCA

In 2003, the Crédit Agricole S.A. Group made three issues of preferred non-voting shares.

The first issue, for an amount of USD 1.5 billion, was made in January 2003 by Crédit Agricole Preferred Funding Trust I, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 January 2009 and quarterly thereafter.

The second issue, for an amount of USD 550 million, was made in July 2003 by Crédit Agricole Preferred Funding Trust II, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter.

The third issue, for an amount of EUR 550 million, was made in December 2003 by Crédit Agricole Preferred Funding Trust III, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 6% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter.

These preferred shares do not dilute Crédit Agricole S.A.'s ordinary shares. The capital raised is eligible for regulatory purposes. It is booked as a liability in the consolidated financial statements under the heading 'minority interests'. Dividends paid are booked to the income statement under the heading 'minority interes

Note 21 - Capital

(in millions of euros)	31/12/03	31/12/02	31/12/01
Shareholders' equity excluding FGBR	**28,014**	**15,814**	**15,684**
Fund for General Banking Risks	1,944	1,618	1,716
Subordinated debt	18,686	9,745	9,574
Other capital	**20,630**	**11,363**	**11,290**
TOTAL	48,644	27,177	26,974

Note 22 - Analysis of the consolidated balance sheet by currency

(in billions of euros)	Assets			Liabilities and shareholders' equity		
	31/12/03	31/12/02	31/12/01	31/12/03	31/12/02	31/12/01
Euro	461.5	424.4	400.6	452.7	420.8	390.4
Other EU currencies	3.2	4.7	7.0	9.2	13.6	14.5
US Dollar	32.7	41.2	52.5	53.6	57.0	71.1
Yen	20.0	20.7	19.5	3.4	3.0	5.6
Other currencies	15.1	14.7	15.4	12.5	11.3	13.4
Other, aggregate (1)	253.4			254.5		
Total	785.9	505.7	495.0	785.9	505.7	495.0

(1) Contribution from Crédit Lyonnais

Note 23 - Off-balance sheet commitments (excluding insurance companies)

(In millions of euros)	31/12/2003	31/12/2002	31/12/2001
COMMITMENTS GIVEN (EXCLUDING INSURANCE COMPANIES)	**170 090**	**95 243**	**70 494**
FINANCING COMMITMENTS	**101 324**	**43 051**	**38 976**
Banks	10 921	6 085	4 213
Customers	90 403	36 966	34 763
- Confirmed credit lines	83 848	36 270	33 957
Confirmed documentary credits	2 505		
Other confirmed credit lines	81 343	36 270	
- Other	6 555	696	806
GUARANTEES	**65 186**	**50 255**	**29 097**
Banks	18 666	10 146	8 106
- Confirmed documentary credits (2)	1 522	774	771
- Other	17 144	9 372	7 335
Customers	46 520	40 109	20 991
- Guarantees	12 834	6 511	4 830
Property guarantees	149		
Loan repayment guarantees	6 238	6 511	4 830
Guarantees	6 447		
- Other (1)	33 686	33 598	16 161
COMMITMENTS RELATING TO SECURITIES	**3 580**	**1 937**	**2 421**
COMMITMENTS RECEIVED (EXCLUDING INSURANCE COMPANIES)	**52 424**	**49 082**	**25 729**
FINANCING COMMITMENTS	**9 115**	**9 643**	**4 682**
Banks	7 984	7 285	4 185
Customers	1 131	2 358	497
GUARANTEES	**37 814**	**35 807**	**17 561**
Banks (1)	15 943	21 788	2 856
Customers	21 871	14 019	14 705
- Guarantees received from government bodies or similar	5 975	8 862	2 844
- Other	15 896	5 157	11 861
COMMITMENTS RELATING TO SECURITIES	**5 495**	**3 632**	**3 486**

(1) These commitments include the guarantee given by Crédit Agricole Indosuez and the counter-indemnity received from the Regional Banks within the framework of the public cash and share offer for Crédit Lyonnais made on 16 December 2002.
(2) Excluding Crédit Lyonnais

Note 23.1 - Foreign exchange transactions and borrowings

(In millions of euros)	31/12/2003		31/12/2002		31/12/2001	
	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	**33 051**	**32 727**	**16 545**	**16 805**	**14 699**	**14 759**
Foreign currencies	*26 943*	*27 327*	*12 899*	*12 760*	*10 901*	*10 417*
Euros	6 108	5 400	3 646	4 045	3 798	4 342
Forward	**636 430**	**633 515**	**534 139**	**536 089**	**472 691**	**473 147**
Foreign currencies	390 262	396 820	411 126	408 973	380 277	372 952
Euros	91 241	87 847	123 013	127 116	92 414	100 195
Unallocated (1)	154 927	148 848				
Lending and borrowing in foreign currencies (excluding Crédit Lyonnais) :	**3 461**	**1 813**	**2 971**	**2 322**	**2 529**	**400**
Total	**672 942**	**668 055**	**553 655**	**555 216**	**489 919**	**488 306**

(1) Contribution from Crédit Lyonnais

Note 23.2 - Securitisation transactions and special-purpose vehicles

Securitisation transactions carried out on behalf of customers

Crédit Agricole Indosuez and Crédit Lyonnais have carried out a number of securitisation transactions on behalf of their customers:

a) Transactions carried out by Crédit Agricole Indosuez

- at 31 December 2003, a EUR 1.4 billion portfolio was securitised in North America with the bank's assistance, through four non-consolidated SPVs (Indosuez Capital Funding IIA, Limited, Indosuez Capital Funding III, Limited, Porticoes Funding, L.P. and Indosuez Capital Funding VI, Limited) and one consolidated SPV (Serves), in which the bank held EUR 2.1 million of subordinated shares net of provisions at that date;

- Crédit Agricole Indosuez manages a non-consolidated SPV, Hexagon Finance a.r.l., formed in 1998 for operations carried out in Europe on behalf of its customers. At 31 December 2003, Crédit Agricole Indosuez had issued a total of EUR 185 million in letters of credit to guarantee the counterparty risk attaching to the assets securitised by its customers. Hexagon Finance a.r.l. finances these assets by issuing commercial paper in the money market. No provision was considered necessary at 31 December 2003.

In addition, the bank had granted a total of EUR 3.7 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

b) Transactions carried out by Crédit Lyonnais

- at 31 December 2003, a EUR 3.7 billion portfolio was securitised in Europe with the bank's assistance, through three non-consolidated SPVs (LMA, H2O and ESF). These SPVs finance themselves by issuing commercial paper in the French and euro money markets. In addition, the bank had granted a total of EUR 3.2 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

- Crédit Lyonnais manages a EUR 2.6 billion portfolio in North America through two non-consolidated asset-backed commercial paper vehicles, Atlantic Asset Securitization Corp. and La Fayette Asset Securitization. At 31 December 2003, the bank and Crédit Agricole Indosuez had issued a total of EUR 368 million in letters of credit (including EUR 275 million granted by Crédit Agricole Indosuez to Atlantic) to guarantee a portion of the risk of default attaching to the assets securitised by their customers. In addition, the bank had granted a total of EUR 3.5 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

- The bank also manages a portfolio of loans in North America, which amounted to EUR 259 million at 31 December 2003, held in a non-consolidated CLO (collateralized loan obligations) vehicle called LCM 1 LP. This vehicle issues floating or fixed rate notes in the market, redemption of which depends directly on the performance of the underlying loan portfolio. The bank holds 49.9% of the subordinated shares (EUR 12 million) and 6% of the B shares issued to investors (EUR 14 million).

Securitisation transactions on own account

Crédit Agricole Indosuez and Crédit Lyonnais carry out securitisation transactions on their own account:

a) Transactions carried out by Crédit Agricole Indosuez

Since 2000, Crédit Agricole Indosuez has carried out seven synthetic securitisation transactions (Chloe 1 to 5, Chloe 7 and Daphne 1) maturing between 31 July 2005 and 9 January 2009, as part of its strategy for managing the portfolio of Crédit Agricole Indosuez SA and its branch offices. The SPVs hold assets totalling EUR 15.5 billion, principally loans to large European and American corporates. CAI has retained a first loss risk (the most subordinated tranches of each transaction, which do not initially have investment-grade rating) averaging 3.32%.

As these are synthetic transactions, the loans concerned are kept on the bank's balance sheet or off-balance sheet items as applicable, while most of the credit enhancement is recorded off-balance sheet, under financial instruments (credit derivatives bought, see Note 24, Hedging transactions).

The bank has retained a total of EUR 513 million in non-investment-grade risk, plus a residual share in the investment-grade tranches amounting to EUR 344 million.

b) Transactions carried out by Crédit Lyonnais

At 31 December 2003, Crédit Lyonnais had carried out six securitisation transactions for its own account.

Four of these transactions were made by way of asset sales, totalling EUR 1.2 billion at 31 December 2003, with Crédit Lyonnais retaining a portion of the risk amounting to EUR 53 million. These transactions involve equipment financing for pharmacists, mortgage loans granted to personal customers in the French branch network and loans granted to major US corporates.

The other two are synthetic transactions amounting to a total of EUR 4.9 billion at 31 December 2003. Crédit Lyonnais has retained a first-loss risk of EUR 4.3 million. The transactions involved a portfolio of loans to major US and European corporates.

Dedicated funds

Through its subsidiary Crédit Agricole Indosuez Cheuvreux, Crédit Agricole Indosuez owns 100% of Korea 21st Century TR, a non-consolidated South Korean fund with EUR 86 million in funds under management at 31 December 2003.

In addition, Crédit Agricole Indosuez owns shares in funds which are consolidated after their first year of existence where Crédit Agricole Indosuez owns more than 50%.

The following table shows a breakdown at 31 December 2003:

Name of fund	Year of creation (approval)	CAI investment (in millions of euros)	Funds under management (in millions of euros)	Consolidated	
Equalt Convertible Arbitrage	2000	60	88,2	Yes	
Equalt Pair Trading	2000	23,6	47,0	Yes	
Equalt Moyen Terme	1992	8,1	23,1	No	(outstanding at end June 2003)
Equalt Long Terme	2001	3,5	28,2	No	(outstanding at end June 2003)
Equalt Systematic Futures	2002	20	39,2	Yes	
Equalt Core Macro	2001	28,7	36,3	Yes	
Equalt Statistical Arbitrage	2002	59,4	96,0	Yes	
Equalt Fixed Income Arbitrage	2002	117,5	342,7	Yes	
Equalt Selection	2003	5	17,2	No	(outstanding at end June 2003)
Equalt Equity hedge	2003	25	25,0	No	(outstanding at end June 2003)
Liberty View Plus Funds	1998	138,6	310,2	No	(outstanding at end December 2003)
Liberty View Income Fund	2001	33,2	37,6	No	(outstanding at end December 2003)

Note 24 - Financial futures and options

(in millions of euros)		31/12/2003			31/12/2002	31/12/2001
		Hedging transactions	Other transactions	Total	Total	Total
Futures and forwards		170 284	4 160 596	4 330 890	2 849 078	2 228 934
Exchange traded (1)		30 563	155 357	185 920	190 780	388 300
Interest rate futures		30 453	114 812	145 265	174 177	169 014
Currency futures		79	9 089	9 168	9 762	157
Equity and stock index instruments		31	31 456	31 487	6 841	219 129
Other				0	0	0
OTC (1)		139 731	4 005 239	4 144 970	2 458 298	1 840 634
Interest rate swaps		135 913	3 165 399	3 301 312	1 843 093	1 482 540
Forward rate agreements		457	556 937	557 394	407 861	212 987
Equity and stock index instruments		1 098	38 313	39 411	9 026	8 461
Other		2 263	244 590	246 853	198 318	136 646
Options		30 113	1 144 749	1 174 862	458 473	284 237
Exchange traded		4 755	190 609	195 364	15 584	25 779
Interest rate options	Bought	329	6 744	7 073	38	9 100
	Sold	3 830	9 978	13 808	983	8 151
Equity and stock index options	Bought		75 656	75 656	8 011	3 390
	Sold	72	61 208	61 280	5 284	4 607
Currency options	Bought	265	18 346	18 611	640	342
	Sold	259	18 677	18 936	628	189
OTC		25 358	954 140	979 498	442 889	258 458
Swap options	Bought	49	71 095	71 144	30 923	12 237
	Sold	195	76 712	76 907	32 041	13 737
Interest rate options	Bought	1 367	218 923	220 290	78 041	87 244
	Sold	1 591	168 376	189 967	69 783	62 039
Equity and stock index options	Bought	901	12 278	13 179	8 262	7 448
	Sold	760	22 917	23 677	37 775	18 435
Currency options	Bought	624	164 520	165 144	69 780	23 517
	Sold	630	164 904	165 534	89 645	23 331
Other options	Bought		37	37	0	89
	Sold		38	38	0	270
Credit derivatives	Bought	19 179	27 013	46 192	4 769	10 082
	Sold	62	7 327	7 389	3 870	69
TOTAL		200 407	5 305 345	5 505 752	3 107 551	2 493 171

(1) For futures and forwards, the amounts stated are the aggregate short and long positions in the case of interest rate swaps and swap options, and the aggregate bought and sold contracts in the case of other contracts.

Note 24.1 - Financial futures and options: analysis by maturity date

NOTIONAL AMOUNT (in millions of euros)	OTC				Exchange traded				31/12/2003	31/12/2002	31/12/2001
	≤ 1 year	> 1 year ≤ 5 years	> 5 years	Unallocated (1)	≤ 1 year	> 1 year ≤ 5 years	> 5 years	Unallocated (1)	Total	Total	Total
Interest rate instruments	16 870	1 025	0	148 250	1 487 461	1 221 752	520 383	1 187 419	4 583 160	2 634 941	2 037 048
- Futures	13 812	1 025		130 428					145 265	174 177	169 014
- Forward rate agreements					434 949	120 039	76	2 331	557 395	407 861	212 985
- Interest rate swaps					966 022	933 011	455 397	946 883	3 301 313	1 843 093	1 482 539
- Interest rate options					45 855	58 871	33 325		148 051	62 964	25 975
- Caps, floors and collars					40 171	99 131	31 246		170 548	142 810	121 258
- Other options	3 058			17 822	464	700	339	238 205	260 588	4 036	25 277
Foreign currency and gold	7 671	71	0	38 975	418 962	105 889	45 573	7 106	624 247	388 773	184 181
- Currency futures	7 217			1 952	106 853	94 631	44 859	509	256 021	208 080	136 802
- Currency options	454	71		37 023	312 109	11 258	714	6 597	368 226	180 693	47 379
Other financial instruments	47 628	1 996	0	118 799	13 104	47 109	6 357	63 352	298 345	83 837	271 942
- Equity and stock index derivatives	47 628	1 996			12 197	21 751	3 660		87 232	55 154	261 664
- Precious metal derivatives									0	20 044	147
- Commodity derivatives									0	0	0
- Credit derivatives					907	25 358	2 697	24 618	53 580	8 639	10 131
- Other (1)				118 799				38 734	157 533		
	72 169	3 092	0	306 024	1 919 527	1 374 750	572 313	1 257 877	5 505 752	3 107 551	2 493 171
- Forward currency transactions					945 620	23 480	(2 931)	303 775	1 269 944	1 070 228	945 838
Total	72 169	3 092	0	308 024	2 865 147	1 398 230	569 382	1 561 652	6 775 696	4 177 779	3 439 009

(1) Contribution from Crédit Lyonnais

Note 24.2 - Financial futures and options: Counterparty risk

(in millions of euros)	31/12/2003		31/12/2002		31/12/2001	
	Marked-to-market value	Potential credit risk	Marked-to-market value	Potential credit risk	Mark-to-market values	Potential credit risk
OECD governments, central banks and similar institutions	335	270	462	225	343	183
OECD financial institutions and similar institutions	51 732	22 959	56 101	19 357	22 858	15 071
Other counterparties	3 273	1 915	4 062	2 292	3 054	2 060
Total by counterparty type	55 340	25 144	60 625	21 874	28 255	17 314
By instrument:						
- interest rates, currency and commodities	50 839	23 581	51 195	20 016	23 939	15 777
- equity and index derivatives	4 501	1 563	9 430	1 858	2 316	1 537
Impact of netting agreements (excluding Crédit Lyonnais)	43 198	11 784	45 174	9 754	13 255	5 641
CREDIT LYONNAIS GROUP	6 749	8 925				
Total after impact of netting agreements	18 891	22 285	15 451	12 120	13 000	11 673

Contracts between members of the network are not included since they carry no risk.

Note 25 - Net interest and similar income

(in millions of euros)	31/12/03	31/12/02	31/12/01
Loans and advances to banks	5,135	9,666	8,201
Crédit Agricole internal transactions	6,300	6,461	8,795
Loans and advances to customers	6,816	4,509	5,909
Lease financing	1,022	747	647
Bonds and other fixed-income securities (see Note 26)	2,682	2,371	2,551
Other interest income	88	44	48
Interest and similar income receivable	**22,043**	**23,798**	**24,151**
Deposits by banks	(6,339)	(10,985)	(9,883)
Crédit Agricole internal transactions	(910)	(1,165)	(1,634)
Customer accounts	(7,365)	(6,565)	(7,457)
Lease financing	(3,309)	(294)	(229)
Bonds and other fixed-income securities	(391)	(2,982)	(3,822)
Other interest expense	(355)	(257)	(21)
Interest and similar expense payable	**(18,669)**	**(22,248)**	**(22,826)**
Net interest and similar income	**3,374**	**1,550**	**1,325**

Note 26 - Income from securities

(in millions of euros)	Fixed-income securities			Variable-income securities		
	31/12/03	31/12/02	31/12/01	31/12/03	31/12/02	31/12/01
Investments in non-consolidated subsidiaries and associated companies, othe long-term securities				68	106	150
Available-for-sale and portfolio securities	597	680	669	108	41	65
Codevi passbook accounts	143	154	149			
Held-to-maturity securities	1,291	1,231	1,427			
Other securities transactions	651	306	306			
Total	**2,682**	**2,371**	**2,551**	**176**	**149**	**215**

Note 27 - Net fee and commission income

(in millions of euros)	31/12/03			31/12/02			31/12/01		
	Income	Expense	Net	Income	Expense	Net	Income	Expense	Net
Interbank transactions	121	(160)	(39)	144	(87)	57	116	(48)	68
Crédit Agricole internal transactions	71	(967)	(896)	69	(951)	(882)	63	(1,070)	(1,007)
Customer transactions	1,113	(239)	874	583	(152)	431	645	(123)	522
Securities transactions	393	(162)	231	335	(96)	239	337	(68)	269
Foreign exchange transactions	154	(50)	104	31	(7)	24	47	(3)	44
Financial future and forward instruments and options and other off-balance sheet *transactions*	121	(47)	74	96	(86)	10	72	(49)	23
Banking and financial services (1)	2,278	(1,593)	685	1,527	(1,395)	132	1,653	(1,176)	477
Total	**4,251**	**(3,218)**	**1,033**	**2,785**	**(2,774)**	**11**	**2,933**	**(2,537)**	**396**

(1) Including life insurance	(490)	(469)	(439)

The **note 28** has been merged with the previous one.

Note 29 - Trading profits/(losses)

(in millions of euros)	31/12/03	31/12/02	31/12/01
Trading securities and derivatives	2,620	1,056	2,114
Transactions and derivatives	(218)	530	330
TOTAL	2,402	1,586	2,444

Note 30 - Net gain/(loss) on securities transactions

(in millions of euros)	31/12/03	31/12/02	31/12/01
Available for sale securities			
Impairment provisions	(46)	(81)	(114)
Write-back of provisions	93	71	94
Net change in provisions	**47**	**(10)**	**(20)**
Gains on disposals (1)	232	544	751
Losses on disposals	(139)	(217)	(286)
Net gain/(loss) on disposals	**93**	**327**	**465**
Net gain/(loss) on available-for-sale securities	**140**	**317**	**445**
Portfolio securities			
Impairment provisions	(240)	(127)	(67)
Write-back of provisions	86	49	34
Net change in provisions	**(154)**	**(78)**	**(33)**
Gains on disposals	110	188	408
Losses on disposals	(40)	(17)	(8)
Net gain/(loss) on disposals	**70**	**171**	**400**
Net gain/(loss) on portfolio securities	**(84)**	**93**	**367**
Total net gain/(loss) on securities transactions	**56**	**410**	**812**

(1) Including EUR 65 million in gains on the disposal of available-for-sale securities which were transferred from the held-to-maturity portfolio in 2002 (see Note 5).

Note 31 - Operating expenses

Note 31.1 - Staff costs

(in millions of euros)	31/12/03	31/12/02	31/12/01
Salaries	(2,473)	(1,486)	(1,636)
Social security	(892)	(450)	(490)
Incentives schemes and profit-sharing	(96)	(46)	(71)
Payroll-related tax	(83)	(72)	(81)
Total	**(3,544)**	**(2,054)**	**(2,278)**

In 2003, remuneration paid to the Board of Directors and Management Committee of Crédit Agricole S.A. Group amounted to EUR 11 million.

Note 31.2 - Average number of employees

Staff category	31/12/03	31/12/02	31/12/01
Total (1)	**64,191**	**22,878**	**28,753**
o/w : France	45,575	12,550	12,633
Outside France	18,616	10,328	16,120

(1) The increase in the number of employees is principally due to the first-time consolidation of Finaref and Ellos (1,459 employees) and of Crédit Lyonnais Group for 40,260 employees (o/w in France 32.010)

Note 31.3- Other operating expenses

(in millions of euros)	31/12/03	31/12/02	31/12/01
Taxes other than on profit or payroll-related	(216)	(143)	(202)
External services and other costs	(2,338)	(1,498)	(1,562)
Total	**(2,554)**	**(1,641)**	**(1,764)**

Note 32 - Risk-related costs

(in millions of euros)	31/12/2003	31/12/2002	31/12/2001
Charge to provisions	**(2,000)**	**(1,222)**	**(1,964)**
Doubtful debts	(1,588)	(854)	(1,059)
Other provisions	(412)	(368)	(905)
Write-back of provisions	**1,192**	**1,016**	**1,576**
Doubtful debts	904	320	492
Other provisions	288	696	1,084
Net change	**(808)**	**(206)**	**(388)**
Bad debts written off - not provided for	(135)	(70)	(85)
Recoveries on bad debts written off	104	69	107
TOTAL	**(839)**	**(207)**	**(366)**

Note 33 - Net gain/(loss) on fixed asset disposals

(in millions of euros)	31/12/2003	31/12/2002	31/12/2001
Long-term investments			
Charge to impairment provisions			
Held-to-maturity securities	(4)	(9)	(10)
Investments in unconsolidated interests and other long-term securities	(82)	(241)	(120)
Write-back of impairment provisions			
Held-to-maturity securities	2	1	9
Investments in unconsolidated interests and other long-term securities	135	282	241
Net change	**51**	**33**	**120**
Held-to-maturity securities	(2)	(8)	(1)
Investments in unconsolidated interests and other long-term securities	53	41	121
Gains on disposal			
Held-to-maturity securities	7	16	2
Investments in unconsolidated interests and other long-term securities	70	234	168
Losses on disposal			
Held-to-maturity securities	(12)	(3)	(9)
Investments in unconsolidated interests and other long-term securities	(142)	(352)	(266)
Net gain (loss) on disposal	**(77)**	**(105)**	**(105)**
Held-to-maturity securities	(5)	13	(7)
Investments in unconsolidated interests and other long-term securities	(72)	(118)	(98)
Net gain/(loss)	**(26)**	**(72)**	**15**
Tangible and intangible fixed assets			
Gains on disposal	34	3	43
Losses on disposal	(25)	(5)	(24)
Net gain/(loss) on disposal	**9**	**(2)**	**19**
TOTAL	**(17)**	**(74)**	**34**

Note 34 - Corporate income tax

(in millions of euros)	31/12/03	31/12/02	31/12/01
Current tax	(531)	(168)	(591)
Deferred tax income/(charge)	(36)	(44)	(270)
Total	**(567)**	**(212)**	**(861)**

Effective tax rate	**At 31 December 2003**		
(in millions of euros and % tax rate)	Base	Tax rate	Tax
Profit before tax, goodwill amortisation and share in profit/(loss) of equity affiliates	1,626	35.43%	(576)
Impact of permanent timing differences		6.21%	(101)
Impact of different tax rates on foreign subsidiaries		-3.75%	61
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		-0.74%	12
Impact of taxation at 19% rate		-0.55%	9
Impact of other items		-1.72%	28
Effective tax rate and charge		34.88%	(567)

Deferred tax assets are not recognised as their recovery is deemed improbable:
EUR 32 million at 31 December 2003.

Current tax for 2003 :
- on ordinary activities: EUR 564 million
- on extraordinary items: EUR 3 million

Note 35 - Share in net profit/(loss) of equity affiliates

(in millions of euros)	31/12/03	31/12/02	31/12/01
Non-financial companies	20	(36)	(1)
Financial institutions	966	512	306
Total	**986**	**476**	**305**

Note 36 - Extraordinary items

(in millions of euros)	31/12/03	31/12/02	31/12/01
Early retirement benefits	(16)	(5)	(2)
Insurance premiums and indemnities	6		
Euro		3	42
Information systems and restructuring	(28)	(72)	(12)
Litigation	8	5	(28)
Contribution to guarantee fund - deposits and securities		(1)	(9)
Fund for Liquidity and Solvency Banking Risks			152
Home purchase savings schemes decentralisation mechanism (see Note 1.2)			(382)
Decrease in "internal loss rate" (see Note 2.1.6)			760
Provision for Argentina risk			(98)
Other (1) (2)	39	(64)	(90)
Total	**9**	**(134)**	**333**

(1) The 2002 figure includes the foreign exchange loss arising on deconsolidation of Banco Bisel.
(2) Including contribution from Crédit Lyonnais Group: EUR 35 million

Note 37 - Information relating to income from banking activities

Note 37.1 - Net banking income by business line and geographical region (1)

(in millions of euros)	31/12/2003							31/12/2002	31/12/2001
	French retail banking	Specialised finance services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines	Total business lines	Total business lines
France (including overseas departments and territories)	0	1,357	1,395	1,163	36	(458)	3,493	3,189	3,860
Other European Economic Area countries	0	388	263	445	9	(11)	1,094	964	1,021
Rest of Europe	0	216	154	28	0	0	398	417	310
North America	0	0	23	244	0	105	372	299	323
Central and South America	0	0	13	0	9	0	22	37	584
Africa and the Middle-East	0	0	0	55	84	0	139	158	180
Asia and Pacific (excluding Japan)	0	0	5	170	0	0	175	194	250
Japan	0	0	6	46	0	0	52	71	70
Contribution from Crédit Lyonnais Group	1,724	130	434	1,248	111	(41)	3,606		
Net banking income	1,724	2,091	2,293	3,399	249	(405)	9,351	5,329	6,598

(1) The above analysis was derived in part from management information systems

Note 37.2 - Net income before goodwill amortisation at 31 December 2003 by business line (1) (3) (4)

(in millions of euros)	French retail banking	Specialised finance services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	1,724	2,091	2,293	3,399	249	(405)	9,351
Operating expenses	(1,214)	(1,185)	(1,155)	(2,309)	(198)	(435)	(6,496)
Gross operating income	510	906	1,138	1,090	51	(840)	2,855
Risk-related costs	(61)	(329)	(9)	(417)	(39)	16	(839)
Net operating income	449	577	1,129	673	12	(824)	2,016
Share in net income/(loss) of equity affiliates (2)	682	4	29	74	209	(12)	986
Net gain/(loss) on fixed asset disposals				25		(42)	(17)
Net ordinary income (before tax)	1,131	581	1,158	772	221	(878)	2,985
Integration-related costs		(6)	(41)	(313)		(151)	(513)
Extraordinary items	(17)	1	(3)	(25)	(1)	54	9
Tax	(175)	(216)	(358)	(109)	(7)	298	(567)
Net charge to/(write-back from) Fund for General Banking Risks		2	(5)	8		126	131
Net income before goodwill amortisation	939	360	751	333	213	(551)	2,045

(1) The above analysis was derived in part from management information systems

(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1 (EUR 630 m)

Crédit Lyonnais Group: EUR 52 m

(3) Banking logistics operations are recorded under 'Propriatry asset management and other activities', whereas in previous years they were allocated to each of the business lines concerned.

(4) the goodwill of Crédit Lyonnais will be allocated by business line by 31 december 2004; it is why the breadown by business line cannot be provided down to the net income

Note 37.2 - Net income before goodwill amortisation at 31 December 2002 by business line (1) (3)

(in millions of euros)	French retail banking	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	791	1,520	2,422	503	93	5,329
Operating expenses	(466)	(839)	(1,858)	(353)	(413)	(3,929)
Gross operating income	325	681	564	150	(320)	1,400
Risk-related costs	(103)	(11)	(171)	(133)	211	(207)
Net operating income	222	670	393	17	(109)	1,193
Share in net income/(loss) of equity affiliates (2)	464	3	52	(17)	(26)	476
Net gain/(loss) on fixed asset disposals			32	(33)	(73)	(74)
Net ordinary income (before tax)	686	673	477	(33)	(208)	1,595
Extraordinary items	2	(6)	(28)	(55)	(47)	(134)
Tax	(84)	(199)	(117)	(5)	193	(212)
Net charge to/(write-back from) Fund for General Banking Risks	(1)	(2)	5	(4)	100	98
Net income before goodwill amortisation	603	466	337	(97)	38	1,347

(1) The above analysis was derived in part from management information systems

(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1

(3) Banking logistics operations are recorded under 'Propriatry asset management and other activities', whereas in previous years they were allocated to each of the business lines concerned.

Note 37.2 - Net ordinary income (before tax) at 31 December 2001 by business line (1)

(in millions of euros)	French retail banking	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Own investments and other activities	Total business lines
Net banking income	813	1,532	2,712	884	657	6,598
Operating expenses	(495)	(802)	(2,013)	(647)	(393)	(4,350)
Gross operating income	318	730	699	237	264	2,248
Risk-related costs	(100)	(1)	(161)	(272)	168	(366)
Net operating income	218	729	538	(35)	432	1,882
Share in net income/(loss) of equity affiliates	16	2	56	229	2	305
Net gain/(loss) on fixed asset disposals					34	34
Net ordinary income (before tax)	234	731	594	194	468	2,221

(1) The above analysis was derived in part from management information systems

Note 37.2.1 - French retail banking - Operations and contribution of Regional Banks and their subsidiaries

(in millions of euros)	31/12/03	31/12/02
Net banking income	**11,040**	**10,318**
Operating expenses	(6,359)	(6,248)
Gross operating income	**4,681**	**4,070**
Risk-related costs	(851)	(535)
Net operating income	**3,830**	**3,535**
Net gain/(loss) on fixed asset disposals	(56)	(39)
Net ordinary income (before tax)	**3,774**	**3,496**
Extraordinary items	(134)	(130)
Tax	(1,269)	(960)
Charge to Fund for General Banking Risks	83	(265)
Aggregate reported net income of consolidated Regional Banks	**2,454**	**2,141**
Aggregate reported net income of consolidated Regional Banks' subsidiaries	**46**	**44**
Consolidation restatements and eliminations	75	(136)
Consolidated net income of equity affiliates (100%)	**2,575**	**2,049**
Consolidated net income of equity affiliates (25%)	**644**	**512**
Consolidation restatements and eliminations	(97)	(89)
Gain on increase in share of Regional Banks' retained earnings	2	41
Gain on increase in share of Regional Banks' profit (1)	81	
Share in net profit/(loss) of affiliates	**630**	**464**

(1) Difference between dividends actually paid by the Regional Banks to Crédit Agricole S.A. and dividends calculated on the basis of Crédit Agricole S.A.'s percentage ownership of the Regional Banks.

Note 37.3 - Net profit by geographical region (1)

	31/12/03													31/12/02	31/12/01
(in millions of euros)	Net banking income	Operating expenses	Gross operating income	Risk-related costs	Operating income	Share in net profit/(loss) of equity affiliates	Net gain on fixed asset disposals	Net ordinary income (before tax)	Integration-related costs	Extraordinary items	Tax	Net charge to/(write-back from) Fund for General Banking Risks	Net income before goodwill amortisation	Net income before goodwill amortisation	Net income before minorities
France (including overseas departments and territories)	**6,096**	(4,543)	**1,553**	(596)	**957**	780	(23)	**1,714**	(487)	53	(345)	131	**1,066**	**1,202**	**1,823**
Other European Economic Area countries	**1,365**	(838)	**527**	(57)	**470**	137	(5)	**602**	(6)	(11)	(100)	(1)	**484**	**(3)**	**442**
Rest of Europe	**488**	(284)	**204**	(53)	**151**	1	(1)	**151**	(12)	(2)	(48)	0	**89**	**90**	**103**
North America	**672**	(327)	**345**	(108)	**237**	0	7	**244**	(2)	(11)	(23)	0	**208**	**11**	**(165)**
Central and South America	**255**	(167)	**88**	(25)	**63**	5	2	**70**	0	(2)	(23)	0	**45**	**(76)**	**(63)**
Africa and the Middle-East	**374**	(260)	**114**	1	**115**	63	0	**178**	0	(11)	(25)	0	**142**	**84**	**82**
Asia and Pacific (excluding Japan)	**83**	(65)	**18**	0	**18**	0	3	**21**	(6)	1	(3)	0	**13**	**21**	**(24)**
Japan	**18**	(12)	**6**	(1)	**5**	0	0	**5**	0	(8)	0	0	**(3)**	**18**	**23**
TOTAL	**9,351**	**(6,496)**	**2,855**	**(839)**	**2,016**	**986**	**(17)**	**2,985**	**(513)**	**9**	**(567)**	**130**	**2,044**	**1,347**	**2,221**

(1) The above analysis was derived in part from management information systems

Note 38 - Insurance activities

As required by French law, the group applies the specific accounting policies and valuation methods applicable to insurance business as set out in the French Insurance Code.

Note 38.1 - Insurance companies' investments

(in millions of euros)	31/12/03 Gross book value	31/12/03 Net book value	31/12/03 Net fair value	31/12/02 Gross book value	31/12/02 Net book value	31/12/02 Net fair value	31/12/01 Gross book value	31/12/01 Net book value	31/12/01 Net fair value
1-Property investments (incl. assets in progress)	3,115	3,100	3,442	2,400	2,390	2,546	2,076	2,066	2,154
2-Equities and other variable-income securities other than mutual funds	3,781	3,726	3,738	3,128	3,102	2,623	2,717	2,716	3,342
3-Mutual funds other than those in category 4 (below)	8,886	8,884	8,471	5,773	5,773	4,872	4,182	4,182	4,551
4-Mutual funds invested exclusively in fixed-income securities	8,275	8,275	9,696	8,036	8,036	9,367	6,425	6,425	7,605
5-Bonds and other fixed-income securities	88,282	86,944	94,299	61,475	60,811	65,390	58,796	58,164	60,947
6-Mortgage loans	4	4	4	6	6	6	6	6	6
7-Other loans and similar items	422	422	422	169	169	169	131	131	131
8-Deposits with ceding companies	2	2	2						
9-Other deposits, cash collateral deposits and other investments	1,559	1,559	1,657	130	130	138	596	593	608
10-Assets backing unit-linked busines	13,730	13,731	13,731	6,138	6,138	6,138	6,762	6,762	6,762
Total	**128,056**	**128,647**	**135,462**	**87,255**	**86,555**	**91,249**	**81,691**	**81,045**	**86,106**
Consolidation restatements		***(1,359)***			***(1,650)***			***(1,655)***	
Net book value		**127,288**			**84,905**			**79,390**	

Note 38.2 - Other insurance-related assets

(in millions of euros)	31/12/03 Life	31/12/03 Non-life	31/12/03 Total	31/12/02 Life	31/12/02 Non-life	31/12/02 Total	31/12/01 Life	31/12/01 Non-life	31/12/01 Total
Assets connected with direct insurance business	337	234	571	311	155	466	263	124	387
Assets connected with reinsurance business	207	163	370	1	148	149	0	121	121
Deferred acquisition costs	4	49	53		25	25		22	22
Technical reinsurance valuations			0			0			0
Unrealised foreign exchange gains			0	1		1	2	0	2
Other assets			0			0			0
Total	**548**	**446**	**994**	**313**	**328**	**641**	**265**	**267**	**532**
Consolidation restatements			**(5)**						
Net book value			**989**			**641**			**532**

Note 38.3 - Analysis of insurance companies' technical reserves

(in millions of euros)	31/12/03 Life	31/12/03 Non-life	31/12/03 Total	31/12/02 Life	31/12/02 Non-life	31/12/02 Total	31/12/01 Life	31/12/01 Non-life	31/12/01 Total
Unearned premiums reserve	2	326	328		239	239		204	204
Life reserve	104,062		104,062	74,274		74,274	67,845		67,845
Claims reserve	1,167	816	1,983	814	417	1,231	818	336	1,154
With profits reserve	2,440	63	2,503	1,814	62	1,876	1,326	49	1,375
Equalisation reserves	23	8	31	11	6	17	22	4	26
Other technical reserves	45	415	460	1	377	378	2	311	313
Total excluding unit-linked technical reserves	**107,739**	**1,628**	**109,367**	**76,914**	**1,101**	**78,015**	**70,013**	**904**	**70,917**
Unit-linked technical reserves	13,702		13,702	6,139		6,139	6,770		6,770
Total technical reserves - gross	121,441	1,628	**123,069**	83,053	1,101	**84,154**	76,783	904	**77,687**
Reinsurers' share in technical reserves	(252)	(137)	(389)	(84)	(60)	(144)	(65)	(36)	(101)
Net technical reserves	**121,189**	**1,491**	**122,680**	**82,969**	**1,041**	**84,010**	**76,718**	**868**	**77,586**

Contracts written on the Group's behalf to match its employee liabilities represent less than 1% of total technical reserves.

Note 38.4 - Other insurance-related liabilities

	31/12/03			31/12/02			31/12/01		
(In millions of euros)	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Liabilities for cash deposits received from ceding companies against technical insurance commitments	2	2	4						
Liabilities connected with direct insurance business	386	113	499	212	52	264	184	33	217
Liabilities connected with reinsurance business	244	201	445	11	206	217	4	155	159
Technical reinsurance valuations						0			0
Deferred reinsurance commission income						0			0
Unrealised foreign exchange gains	2		2	1		1	1		1
Total	**634**	**316**	**950**	**224**	**258**	**482**	**189**	**188**	**377**
Consolidation restatements			**(1)**			**(1)**			
TOTAL			**949**			**481**			**377**

Note 38.5 - Breakdown of gross margin on insurance activities

	31/12/03			31/12/2002 pro forma			31/12/2001 pro forma		
(in millions of euros)	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Gross premiums	12,739	1,073	13,812	9,501	801	10,302	9,276	677	9,953
Less: reinsurance premiums	(152)	(70)	(222)	(12)	(49)	(61)	(11)	(34)	(45)
Net premiums	***12,587***	***1,003***	***13,590***	***9,489***	***752***	***10,241***	***9,265***	***643***	***9,908***
Investment income	5,283	74	5,357	4,839	57	4,896	4,217	48	4,265
Adjustments related to unit-linked business (*capital gains*)	1,817		1,817	7		7	11		11
Other technical income and gains			0			0			0
Underwriting and investment income	**19,687**	**1,077**	**20,764**	**14,335**	**809**	**15,144**	**13,493**	**691**	**14,184**
Claims	(5,626)	(518)	(6,144)	(4,736)	(422)	(5,158)	(4,254)	(366)	(4,620)
Less reinsurance	146	23	169		12	12	6	22	28
Net claims	***(5,480)***	***(495)***	***(5,975)***	***(4,736)***	***(410)***	***(5,146)***	***(4,248)***	***(344)***	***(4,592)***
Charges related to technical reserves	(6,601)	(124)	(6,725)	(2,812)	(133)	(2,945)	(3,579)	(118)	(3,697)
Less reinsurer's share in charges related to *technical reserves*	(37)	22	(15)	11	7	18	4	(10)	(6)
Net charges related to technical reserves	**(6,638)**	**(102)**	**(6,740)**	**(2,801)**	**(126)**	**(2,927)**	**(3,575)**	**(128)**	**(3,703)**
With-profits provision	(4,662)	(56)	(4,718)	(3,421)	(62)	(3,483)	(3,284)	(50)	(3,334)
Costs connected with investments	(406)	(8)	(414)	(833)	(9)	(842)	(547)	(9)	(556)
Adjustments related to unit-linked business (losses)	(922)		(922)	(1,485)		(1,485)	(919)		(919)
Other technical expense and losses			0			0			0
Underwriting and investment expense	**(18,108)**	**(661)**	**(18,769)**	**(13,276)**	**(607)**	**(13,883)**	**(12,573)**	**(531)**	**(13,104)**
Gross margin on insurance activities	**1,579**	**416**	**1,995**	**1,059**	**202**	**1,261**	**920**	**160**	**1,080**
Consolidation restatements			**(32)**			**(7)**			**115**
Gross margin on insurance activities			**1,963**			**1,254**			**1,195**

Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (EUR 51 million) from these securities has been written back to the gross margin on insurance activites, to reflect interest income.

Note 39 - Integration-related costs

(in millions of euros)	31/12/2003		
	Costs provided for in the year	Costs expensed in the year	TOTAL
Costs charged to income	**308**	**205**	**513**
o/w:			
- Synergy-related costs	304	70	374
- Other integration-related costs	4	135	139
Synergy-related costs charged to shareholders' equity (identifiable liabilities)	**532**	**0**	**532**
Total synergy-related costs	**836**	70	**906**

o/w:

Staff costs	611	15	626
Information systems costs	56	0	56
Property-related costs	101	1	102
Other	68	54	122
	836	**70**	**906**

The integration will lead to cost savings or 'synergies', by combining business operations, spreading investment costs, pooling resources, sharing fixed costs, etc.

To achieve these objectives, specific action has been or will be taken, the nature and cost of which is presented above.

Other integration-related costs include costs incurred by the merger which are not directly synergy-generating, such as fees charged by advisory banks borne by Crédit Lyonnais.

CRÉDIT AGRICOLE S.A.

DRAFT

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2003, 31 DECEMBER 2002 AND 31 DECEMBER 2001

CONSOLIDATED PRO FORMA BALANCE SHEETS
FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

Notes	ASSETS (in millions of euros)	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
	CASH, MONEY MARKET AND INTERBANK ITEMS	**172,246**	**177,570**	**135,198**
	Cash, due from central banks and French postal system	12,370	13,999	7,997
5, 5.1, 5.2 & 5.3	Treasury bills and similar items	65,522	62,915	45,210
3, 4.1, 4.2 & 4.3	Due from banks	94,354	100,656	81,991
3	**CREDIT AGRICOLE INTERNAL TRANSACTIONS**	**157,648**	**149,901**	**141,630**
4, 4.1, 4.2 & 4.3	**CUSTOMER-RELATED ITEMS**	**148,420**	**152,264**	**157,273**
4, 4.1, 4.2 & 4.3	**LEASE FINANCING**	**13,033**	**12,642**	**10,665**
	SECURITIES	**77,992**	**75,245**	**76,193**
5, 5.1, 5.2 & 5.3	Bonds and other fixed-income securities	50,089	44,915	45,267
5 & 5.1	Shares and other variable-income securities	27,903	30,330	30,926
38.1	**INSURANCE COMPANIES' INVESTMENTS**	**127,288**	**114,690**	**106,617**
38.3	**RE-INSURERS'SHARE IN TECHNICAL RESERVES**	**389**	**192**	**130**
	INVESTMENTS, BANK PREMISES AND EQUIPMENT	**21,829**	**20,772**	**20,782**
6, 6.1 & 9	Investments in non-consolidated affiliates and other long-term securities	2,747	2,724	3,099
7	Investments in equity affiliates	12,294	11,455	10,745
8 & 9	Intangible assets, bank premises and equipment	6,788	6,593	6,938
12	**GOODWILL**	**9,658**	**8,419**	**9,026**
	OTHER ASSETS, SUNDRY ACCOUNTS AND PREPAID EXPENSES	**57,539**	**44,808**	**47,808**
10	Other assets	42,560	31,044	28,314
38.2	Other assets related to insurance activities	989	754	568
10	Sundry accounts and prepaid expenses	13,990	13,010	18,926
	TOTAL ASSETS	**786,042**	**756,503**	**705,322**

Notes	LIABILITIES AND SHAREHOLDERS'EQUITY (in millions of euros)	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
	MONEY MARKET AND INTERBANK ITEMS	**125,287**	**141,719**	**123,800**
	Due to central banks and current accounts with French postal system	290	117	116
13	Due to banks	124,997	141,602	123,684
13	**CREDIT AGRICOLE INTERNAL TRANSACTIONS**	**13,502**	**18,943**	**24,053**
14, 14.1 & 14.2	**CUSTOMER-RELATED ITEMS**	**297,765**	**283,877**	**275,083**
	Special savings schemes	180,204	168,883	162,697
	Other accounts	117,561	114,994	112,386
15 & 15.1	**DEBTS MATERIALISED BY A SECURITY**	**90,505**	**90,801**	**83,032**
38.3	**INSURANCE COMPANIES' TECHNICAL RESERVES**	**123,069**	**111,550**	**103,029**
	OTHER LIABILITIES, SUNDRY ACCOUNTS AND UNEARNED INCOME	**81,858**	**65,261**	**52,120**
16	Other liabilities	60,090	45,249	35,032
38.4	Other liabilities related to insurance activities	949	604	527
16	Sundry accounts and unearned income	20,819	19,408	16,561
	RESERVES AND SUBORDINATED DEBT	**24,201**	**19,599**	**20,285**
17	General risks and liabilities reserves	5,487	5,177	6,142
	Mutal security deposits	28	18	9
19	Subordinated debt	18,686	14,404	14,134
18	**FUND FOR GENERAL BANKING RISKS**	**1,944**	**2,078**	**2,180**
	MINORITY INTERESTS	**4,457**	**2,525**	**2,252**
	SHAREHOLDERS'EQUITY (excl. FGBR)	**23,454**	**20,150**	**19,488**
	Share capital	**4,418**	**3,963**	**3,942**
	Additional paid-in capital	**12,822**	**10,978**	**10,978**
	Investment grants	**128**	**121**	**112**
	Consolidated reserves and retained earnings	**4,946**	**3,842**	**2,847**
	Net income for the year	**1,140**	**1,246**	**1,609**
	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**786,042**	**756,503**	**705,322**

CONSOLIDATED PRO FORMA STATEMENTS OF OFF-BALANCE SHEET ITEMS FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

Notes	(In millions of euros)	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
	GUARANTEES AND COMMITMENTS GIVEN	**171,045**	**178,544**	**160,241**
23	**FINANCING COMMITMENTS GIVEN**	**101,324**	**95,536**	**94,532**
	Banks and financial institutions	9,114	12,365	7,391
	Crédit Agricole entities	1,807	1,065	1,337
	Customers	90,403	82,106	85,804
23	**GUARANTEES GIVEN**	**65,186**	**78,525**	**60,652**
	Banks and financial institutions	15,673	11,915	15,385
	Crédit Agricole entities	2,993	3,098	27
	Customers (1)	46,520	63,512	45,240
	GUARANTEES GIVEN BY INSURANCE COMPANIES	**955**	**881**	**833**
23	**COMMITMENTS ON SECURITIES**	**3,580**	**3,602**	**4,224**
	Securities bought with repurchase option			6
	Other commitments	3,580	3,602	4,218
	GUARANTEES AND COMMITMENTS RECEIVED	**69,691**	**93,791**	**70,367**
23	**FINANCING COMMITMENTS RECEIVED**	**9,115**	**18,368**	**10,413**
	Banks and financial institutions	4,205	10,346	6,769
	Crédit Agricole entities	3,779	4,342	3,025
	Customers	1,131	3,680	619
23	**GUARANTEES RECEIVED**	**37,814**	**60,394**	**44,996**
	Banks and financial institutions	15,938	33,338	16,240
	Crédit Agricole entities	5	6	7
	Customers (1)	21,871	27,050	28,749
	GUARANTEES RECEIVED FROM INSURANCE COMPANIES	**17,267**	**9,654**	**9,385**
23	**COMMITMENTS ON SECURITIES**	**5,495**	**5,375**	**5,573**
	Securities bought with repurchase option	15		
	Other commitments	5,480	5,375	5,573

(1) At 31 december 2002, these commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and exchange offer for the capital of Crédit Lyonnais issued on 16 December 2002

<u>**Off-balance sheet commitments - other information**</u>

Foreign exchange transactions and amounts payable in foreign currencies : note 23.1

Securitisation transactions and special purpose vehicles : note 23.2

Financial futures transactions and other forward agreements : notes 24, 24.1 and 24.2

PRO FORMA CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001
(in millions of euros)

Notes		31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
25 et 26	INTEREST RECEIVABLE AND SIMILAR INCOME	25,860	35,055	43,886
25 et 26	INTEREST PAYABLE AND SIMILAR EXPENSE	(21,729)	(31,599)	(41,084)
26	INCOME FROM VARIABLE-INCOME SECURITIES	228	212	287
27	NET COMMISSION AND FEE INCOME	2,071	2,094	2,537
29	NET INCOME FROM FINANCIAL TRANSACTIONS	3,605	3,309	4,165
30	NET GAINS (LOSSES) ON HELD FOR SALE SECURITIES	88	382	807
	OTHER NET BANKING INCOME	314	342	188
38.5	GROSS MARGIN ON INSURANCE ACTIVITIES	2,238	1,813	1,740
	NET INCOME FROM OTHER ACTIVITIES	46	51	82
	NET BANKING INCOME	12,721	11,659	12,608
31	OPERATING EXPENSES	(8,350)	(8,198)	(8,518)
31.1 et 31.2	Personnel costs	(4,971)	(4,859)	(5,036)
31.3 et 31.4	Other operating expenses	(3,379)	(3,339)	(3,482)
	DEPRECIATION AND AMORTISATION	(539)	(502)	(602)
	GROSS OPERATING INCOME	3,832	2,959	3,488
32	RISK-RELATED COSTS	(1,121)	(770)	(1,049)
	NET OPERATING INCOME	2,711	2,189	2,439
35	SHARE OF NET INCOME (LOSSES) OF EQUITY AFFILIATES	856	474	707
33	NET INCOME (LOSS) ON FIXED ASSETS	(49)	(124)	31
	NET ORDINARY INCOME (before tax)	3,518	2,539	3,177
39	INTEGRATION-RELATED COSTS	(513)		
36	NET EXTRAORDINARY ITEMS	(21)	(166)	332
34	CORPORATE INCOME TAX	(722)	(428)	(975)
	AMORTISATION OF GOODWILL	(900)	(622)	(628)
	NET ALLOWANCE TO THE FUND FOR GENERAL BANKING RISKS	131	98	(44)
	NET INCOME BEFORE MINORITY INTERESTS	1,493	1,421	1,862
	MINORITY INTERESTS	353	175	253
	NET INCOME GROUP SHARE	1,140	1,246	1,609
	NET INCOME GROUP SHARE PER SHARE	0.851	0.942	1.214

The methods used to calculate basic earnings per share are based on Opinion 27 of the *"l'Ordre des Experts Comptables"* (French Order of Chartered Accountants) . Basic earnings per share correspond to consolidated net income divided by the weighted average number of shares outstanding over the year.

CREDIT AGRICOLE S.A.

PRO FORMA BALANCE SHEETS AND INCOME STATEMENTS
AT 31 DECEMBER 2003, 2002 AND 2001

RULES GOVERNING THE PREPARATION OF PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS FOR THE CREDIT AGRICOLE S.A. GROUP

The pro forma financial statements for 2001 have been prepared on a different basis from those presented at the time of the initial public offering of C.N.C.A., now Crédit Agricole S.A. (see Note 2.3 to the financial statements for the Crédit Agricole S.A. Group at 31 December 2002).

1 - Scope of the pro forma consolidated financial statements

Crédit Agricole S.A. acquired 92.55% of Crédit Lyonnais on 19 June 2003. Crédit Lyonnais is therefore included in the Crédit Agricole S.A. Group's consolidated financial statements at 31 December 2003 using the methods described in Note 1.2.

The pro forma consolidated financial statements have been drawn up to reflect assets, liabilities and results as if Crédit Agricole S.A. had acquired 92.55% of Crédit Lyonnais on 1 January 2001.

The pro forma consolidated financial statements at 31 December 2001 also reflect assets, liabilities and results as if the restructuring operations connected with Crédit Agricole S.A.'s initial public offering had been completed on 31 December 1998.

As regards the acquisition of Finaref, there were a number of material changes in the Finaref group's equity interests and scope of consolidation during 2002. For technical reasons, therefore, Crédit Agricole S.A. is unable to prepare pro forma financial statements for the Finaref group.

2 – Accounting principles

As a general rule, the accounting principles and methods used to prepare the pro forma consolidated financial statements are identical to those used to prepare the published consolidated financial statements at each year end.

Any changes in accounting principles are applied in the pro forma financial statements on the same dates as in the published financial statements.

The scope of consolidation includes the subsidiaries and equity interests consolidated by Crédit Agricole S.A. and Crédit Lyonnais SA at each year end.

The Crédit Lyonnais Group is fully consolidated.

Impact of the acquisition of Crédit Lyonnais:
In the pro forma consolidated financial statements, the carrying value of Crédit Lyonnais shares acquired by Crédit Agricole S.A. is identical to that recorded in the published consolidated financial statements. It includes acquisition-related expenses and the transfer value of the Crédit Lyonnais shares held by Banca Intesa.
Goodwill is calculated on a "notional" basis at 1 January 2001 by deducting the theoretical amortisation accrued since that date from the actual goodwill booked on 31 December 2003.

The instruments used to fund the acquisition are identical to those existing at 19 June 2003, for an amount equal to the difference between the acquisition value of Crédit Lyonnais shares and the value of Crédit Agricole S.A. shares issued in exchange on 19 June 2003.
They comprise € 1.85 billion in hybrid equity instruments subscribed by the Regional Banks, € 2.2 billion in perpetual subordinated notes, € 0.43 billion in preferred shares, € 2.2 billion in shareholders' advances and € 4.2 billion in cash. The overall cost of funding is approximately 5%.

The new share issue made by Crédit Agricole S.A. on 19 June 2003 is also backdated to 1 January 2001.

Impact of the initial public offering:
In the pro forma consolidated financial statements, the transfer to Crédit Agricole S.A. of the Regional Banks' interests in the seven specialised subsidiaries (BFT, Crédit Agricole Asset Management, Crédit Agricole Indosuez Cheuvreux, Pacifica, Prédica, CA Bourse and Sofinco), and Crédit Agricole S.A.'s acquisition of an interest in each of the Regional Banks (with the exception of the Regional Bank of Corsica), are deemed to have taken place on 31 December 1998.

The purchase price of the shares in the specialised subsidiaries owned jointly by Crédit Agricole S.A. and the Regional Banks is equal to their shareholders' equity consolidated by the Crédit Agricole Group on that date.

The Regional Banks, their direct subsidiaries and the specialised subsidiaries are consolidated on the basis of the actual percentage held by Crédit Agricole SA at 31 December 2001.

Goodwill arising on the Regional Banks and their subsidiaries is recognised at 1 January 1999 and amortised from that date.

For the purpose of calculating the pro forma contribution to 2001 consolidated results, the individual company results for the Regional Banks do not include capital gains (net of costs and tax) generated by the sale of Crédit Agricole S.A. shares, nor the exceptional costs connected with the initial public offering.

The total cost to Crédit Agricole S.A. of acquiring its interests in the Regional Banks was € 6.57 billion. It was financed by € 3.5 billion of redeemable subordinated notes debt raised from the beginning of 2001, and a capital increase of € 0.22 billion raised from the employee share offering. The balance is deemed to have been funded by 10-year treasury swaps. The overall cost of funding amounts to 4.91%.

Note 3 - Due from banks: analysis by maturity date

(in millions of euros)	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total		
Banks									
Loans and advances									
- Demand	19,614				19,614	8	19,622	21,429	21,663
- Time	6,401	5,110	4,544	1,696	17,751	145	17,896	22,593	33,857
agreements	954	607	98	49	1,708	8	1,716	2,190	2,350
Pledged securities	38,679	13,216	2,989	45	54,929	46	54,975	54,473	22,365
Subordinated debt	20	52	67	355	494	2	496	444	2,202
Total	**65,668**	**18,985**	**7,698**	**2,145**	**94,496**	**209**	**94,705**	**101,129**	**82,437**
Provisions							**(351)**	**(473)**	**(446)**
Net book value							**94,354**	**100,656**	**81,991**
Crédit Agricole internal transactions									
Current accounts	6,372				6,372	8	6,380	4,875	2,209
Time loans and advances	24,900	39,876	46,764	39,472	151,012	119	151,131	144,878	139,224
Subordinated debt	9	190		15	214		214	227	270
Total	**31,281**	**40,066**	**46,764**	**39,487**	**157,598**	**127**	**157,725**	**149,980**	**141,703**
Provisions							**(77)**	**(79)**	**(73)**
Net book value							**157,648**	**149,901**	**141,630**

Note 4 - Customer related items and lease financing: analysis by maturity date

(in millions of euros)	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total	Pro forma	Pro forma
Customer-related items									
Bills discounted	2,025	408	215	1	2,649	16	2,665	2,575	2,705
Other loans	33,326	18,750	45,118	31,654	128,848	1,181	130,029	135,866	139,656
Pledged securities	10,628	374			11,002	4	11,006	9,007	10,038
Current accounts in debit	10,353				10,353	117	10,470	10,660	11,648
Total	**56,332**	**19,532**	**45,333**	**31,655**	**152,852**	**1,318**	**154,170**	**158,108**	**164,047**
Provisions							**(5,750)**	**(5,844)**	**(6,774)**
Net book value							**148,420**	**152,264**	**157,273**
Lease financing									
Property finance leases	270	386	1,998	2,481	5,135	9	5,144	4,925	4,435
Equipement leases, rental contracts with purchase option and similar transactions	979	1,795	4,585	619	7,978	176	8,154	8,059	6,505
Total	**1,249**	**2,181**	**6,583**	**3,100**	**13,113**	**185**	**13,298**	**12,984**	**10,940**
Provisions							**(265)**	**(342)**	**(275)**
Net book value							**13,033**	**12,642**	**10,665**
Total							**161,453**	**164,906**	**167,938**

Performing loans outstanding, restructured with non-market interest rate, within the framework of over-indebtedness Commissions decisions	**818**
Discount or reserve of this loans outstanding	**99**

Note 4.1 - Due from banks and customers related items and lease financing: accounts by geographical area (1) (3)

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma
France (including overseas departments and territories)	104,436	106,626
Other European Economic Area countries	46,827	49,800
Rest of Europe	6,921	7,280
North America	13,363	22,036
Central and South America	5,342	6,177
Africa and Middle-East	10,250	9,652
Asia and Pacific (excluding Japan)	8,240	9,966
Japan	5,237	9,353
Other, aggregate (2)	40,656	30,956
Leasing and factoring (4)	19,189	18,063
Total gross value	**260,461**	**269,911**
Accrued interest	1,712	**2,310**
Provisions	**(6,366)**	**(6,659)**
Net book value	**255,807**	**265,562**

(1) Without reallocation, by geographical area, of guarantees or credit insurance entailing shifts of risk

(2) Including delivered securities bought under repo agreements from Crédit Lyonnais

(3) Information not available at 31.12.2001

(4) Including accrued interest in 2002 and 2001

Note 4.2 - Due from banks and customers and lease financing - accounts by geographical area (1) (5)

(in millions of euros)	31/12/03 Pro forma Gross	o/w doubtful accounts (2)	o/w bad accounts (2)	Provisions for doubtful accounts (2)	Provisions for bad accounts (2)	31/12/02 Pro forma Gross	Bad and doubtful accounts	Provisions
France (including overseas departments and territories)	46,979	605	1,101	418	726	49,254	1,026	699
Other European Economic Area countries	37,768	201	274	114	181	38,116	335	191
Rest of Europe	5,198	111	184	92	153	5,956	441	403
North America	4,882	275	101	82	46	9,710	366	133
Central and South America	3,779	209	43	165	36	4,393	327	225
Africa and Middle-East	6,796	93	294	49	193	6,698	484	238
Asia and Pacific (excluding Japan)	5,314	17	212	10	133	6,782	456	216
Japan	4,032	1		1		8,012		
Leasing and factoring (3)	19,189	384	253	169	153	7,907	281	217
Other, aggregate (4)	126,524	2,513	2,424	1,497	1,658	133,083	5,908	3,845
Total gross value	**260,461**	**4,409**	**4,886**	**2,597**	**3,279**	**269,911**	**9,624**	**6,167**
Accrued interest	1,712	152	365	135	355	2,310	509	492
Net book value	**262,173**	**4,561**	**5,251**	**2,732**	**3,634**	**272,221**	**10,133**	**6,659**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk

(2) New regulation relating to the accounting treatment of credit risk applicable as of 01/01/2003

(3) Including delivered securities bought under repurchase agreements from Crédit Lyonnais

(4) Excluding Crédit Lyonnais Group but including accrued interest in 2002

(5) Information not available at 31.12.2001

Note 4.3 - Due to banks and customers and lease financing - analysis by customer type (4)

(in millions of euros)	31/12/03 Pro forma Gross	o/w doubtful accounts (1)	o/w bad accounts (1)	Provisions for doubtful accounts (1)	Provisions for bad accounts (1)	31/12/02 Pro forma Gross	Bad and doubtful accounts	Provisions
Central and local governments	4,057	5	63	2	47	5,084	84	46
Financial institutions	62,483	206	138	184	135	77,975	567	474
Individual and small business customers	21,198	625	1,169	485	810	13,840	851	640
Farmers	46	6	11	3	3	31	16	6
Corporates (including insurance companies) and others customers	28,136	822	1,193	392	828	33,656	2,426	1,431
Leasing and factoring (2)	19,189	384	253	169	153	7,907	281	217
Other, aggregate Crédit Lyonnais Group (3)	127,064	2,513	2,424	1,497	1,658	133,728	5,908	3,845
Total	**262,173**	**4,561**	**5,251**	**2,732**	**3,634**	**272,221**	**10,133**	**6,659**

(1) New regulation relating to the accounting treatment of credit risk

(2) Excluding Crédit Lyonnais Group at 31.12.2002

(3) Including delivered securities bought under repo agreements from Crédit Lyonnais

(4) Information not available at 31.12.2001

Note 5 - Securities: analysis by type

(in millions of euros)	31/12/03 Pro forma					31/12/02 Pro forma	31/12/01 Pro forma
	Trading securities	Available-for-sale securities	Portfolio securities	Held-to-maturity securities	Total		
Treasury bills and similar securities:	33,368	19,495		12,565	65,428	62,639	45,003
Accrued interest		90		284	374	351	334
Provisions		(224)		(56)	(280)	(75)	(127)
Net book value	33,368	19,361		12,793	65,522	62,915	45,210
Bonds and other fixed-income securities:	24,434	12,162		13,359	49,955	44,729	45,214
Accrued interest		111		297	408	456	434
Provisions		(169)		(105)	(274)	(270)	(381)
Net book value	24,434	12,104		13,551	50,089	44,915	45,267
Shares and other variable-income securities (1):	19,492	5,469	3,621		28,582	30,891	31,291
Accrued income	2	1	16		19	49	24
Provisions		(105)	(593)		(698)	(610)	(389)
Net book value	19,494	5,365	3,044		27,903	30,330	30,926
Total net book value	77,298	36,830	3,044	26,344	143,514	138,160	121,403
Estimated fair value	77,296	37,176	3,437	27,031	144,940	139,369	122,238

As part of the programme to acquire strategic shareholdings, certain securities already issued by the group and matched against held-to-maturity securities have been re-allocated to match these strategic investments. Accordingly, €973m of held-to-maturity securities were reclassified as available-for-sale securities in December 2002 against €212m in 2001.

EUR 670 million of trading securities were reclassified as available-for-sale securities during the year, against EUR 402 million in 2002.

During 2003, EUR 31 million of available-for-sale securities were reclassified as held-to-maturity securities

EUR 489 million of held-to-maturity securities were sold before their maturity date during the year, against EUR 431 million in 2002 and EUR 1,077 m in 2001.

(1) At 31 December 2003, Crédit Agricole S.A. held 14,935,794 own shares classified as 'Shares and other variable-income securities - trading securities' for a total of EUR 254,153,000. They have a nominal value of EUR 3 and their stockmarket price at 31 December 2003 was EUR 18.93.

Premiums and discounts

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Trading securities (excluding Crédit Lyonnais)			
- residual net premium		-	-
- residual net discount	51	704	308
Held-to-maturity securities (1)			
- residual net premium	38	-	8
- residual net discount		83	-

(1) Excluding Credit Lyonnais for 2002 and 2001

Note 5.1 - Breakdown of listed and unlisted securities between fixed-income and variable-income securities

(in millions of euros)	31/12/03 Pro forma				31/12/02 Pro forma				31/12/01 Pro forma			
	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Listed securities	29,081	24,565	11,095	64,741	27,717	24,268	13,545	65,530	30,460	19,722	16,780	66,962
Unlisted securities	4,015	11,385	3,810	19,210	3,696	6,437	3,256	13,389	5,788	5,138	5,722	16,648
Accrued income	295	279	13	587	313	252	15	580	345	263	15	623
Provisions	(129)	(5)	(485)	(619)	(162)	(2)	(366)	(530)	(245)	(2)	(237)	(484)
Net book value on Crédit Agricole S.A.'s consolidated balance sheet (excluding Crédit Lyonnais)	33,262	36,224	14,433	83,919	31,564	30,955	16,450	78,969	36,348	25,121	22,280	83,749
Listed securities	13,389	27,626	12,148	53,161	9,183	30,010	12,692	51,885	4,767	19,042	7,409	31,218
Unlisted securities	3,325	1,578	1,319	6,222	4,026	1,852	1,154	7,032	4,063	976	1,229	6,268
Accrued income	113	94	5	212	142	98	34	274	89	71	8	168
Net book value on Crédit Lyonnais' balance sheet	16,827	29,298	13,470	59,595	13,351	31,960	13,880	59,191	8,919	20,089	8,646	37,654
Net book value	50,089	65,522	27,903	143,514	44,915	62,915	30,330	138,160	45,267	45,210	30,926	121,403

Breakdown of mutual funds by type:

(in millions of euros)	31/12/03 Pro forma		31/12/02 Pro forma		31/12/01 Pro forma	
	Book value	Cash-in value	Book value	Cash-in value	Book value	Cash-in value
Money market funds	1,118	1,166	1,188	1,307	1,527	1,604
Bond funds	919	1,390	527	538	326	348
Equity funds	560	571	493	428	1,052	1,142
Other funds	2,405	2,478	3,248	3,348	2,954	3,056
TOTAL	5,002	5,605	5,436	5,621	5,859	6,150
o/w mutual funds under exclusive control	561	596	1,357	1,368	1,809	1,944

Breakdown of all mutual funds:

(in millions of euros)	31/12/03 Pro forma Book value	31/12/02 Pro forma Book value	31/12/01 Pro forma Book value
Capitalisation mutual funds	2,282	2,078	2,411
- France	2,183	1,931	2,306
- Rest of world	99	147	105
Other mutual funds	2,720	3,358	3,447
TOTAL	5,002	5,436	5,858

Note 5.2 - Treasury bills, bonds and other fixed-income securities: analysis by maturity date

(in millions of euros)	31/12/03 Pro forma ≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total	31/12/02 Pro forma	31/12/01 Pro forma
Bonds and other fixed-income securities	11,509	9,305	16,429	12,712	49,955	408	50,363	45,185	45,648
Treasury bills and similar securities	17,483	16,461	21,061	10,423	65,428	374	65,802	62,990	45,337
Provisions							(554)	(345)	(508)
Net book value							115,611	107,830	90,477

Includes trading securities whose remaining term to maturity is not relevant

Note 5.3 - Treasury bills, bonds and other fixed-income securities: geographical analysis

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions
France (including overseas departments and territories)	24,383	28	50	22,687	17	56	26,335	12	69
Other European Economic Area countries	21,539	3	6	20,801	5	7	16,289	9	12
Rest of Europe	706			607		3	649		
North America	4,022	4	40	4,878	3	39	5,133	6	31
Central and South America	2,190	24	19	2,693	30	17	2,386	22	26
Africa and Middle-East	1,190			1,453			1,315		3
Asia and Pacific (excluding Japan)	2,926	20	19	2,932	47	42	3,371	112	106
Japan	12,089			6,067			5,630		
Other, aggregate (1)	46,338	214	420	45,251	195	181	29,109	87	261
Total gross value	115,383	293	554	107,369	297	345	90,217	248	508
Accrued interest	782	9		806	13		768	23	
Net book value	116,165	302	554	108,175	310	345	90,985	271	508

(1) Contribution from Crédit Lyonnais

Note 6 - Investments in non-consolidated subsidiaries and associated companies, other long-term securities

Non-consolidated investments with a gross book value in excess of EUR 50 million

	Gross book value (in millions of euros)			% interest		
	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Banco Bisel (3)	131	131			N/A	
Bradesco			302			3.2
Commerzbank (2)	33	33	90	0.6	0.6	0.6
Crédit Logement (titres A)	193	147	111	16.5	16.5	16.5
Crédit Logement B (2)	181	134	98	16.1	16.1	16.1
Doumer Euterpe (1)			100			100.0
Emporiki Bank (Commercial Bank of Greece)	331	331	276	9.0	9.0	8.7
Gercasa			93			100.0
Resona Trust and Banking	86	86		5.0	5.0	
SEFA (1)	67	67	67	100.0	100.0	100.0
Veolia Environnement (2)	77	77		0.8	0.8	
Wafabank	52	52	52	14.8	14.8	14.8
1301 Sixth Avenue (2)	61	74	87	18.3	18.3	18.3
Short-term advances	443	441	474			
Other long-term securities	1,877	1,860	1,967			
Gross value (4)	3,532	3,433	3,717			
Provisions	(802)	(731)	(646)			
Accrued interest	17	22	28			
Net book value	2,747	2,724	3,099			

(1) Not consolidated pursuant to CRC 99-02 and 99-07 (below materiality threshold)

(2) Securities held by Crédit Lyonnais Group

(3) Deconsolidated at 1 January 2002 and booked at its value on the date of deconsolidation. The investment has been provided for in full.
In addition, an impairment provision has also been made for the full value (EUR 236 million) of securities in the individual financial statements. On 17 May 2002, the Central Bank of Argentina suspended Banco Bisel's banking licence and entrusted its banking activities to Banco Nacion. As a result, Crédit Agricole SA no longer exercises significant influence over this entity.

(4) Of which banks: EUR1,227m at 31 December 2003 against EUR 3,362m at 31 December 2002 and EUR 1,990m at 31 December 2001.

Note 6.1 - Estimated value of investments in non-consolidated subsidiaries and associated companies, other long-term securities

(in millions of euros)	31/12/03 Pro forma		31/12/02 Pro forma		31/12/01 Pro forma	
	Net book value	Estimated value	Net book value	Estimated value	Net book value	Estimated value
Investments in non-consolidated subsidiaries and associated companies						
- Unlisted securities	1,552	1,674	1,507	1,604	1,735	1,737
- Listed securities	473	581	488	1,252	707	1,014
- Short-term advances	428	428	426	426	465	465
Sub-total	**2,453**	**2,683**	**2,421**	**3,282**	**2,907**	**3,216**
Other long-term securities						
- Unlisted securities	182	206	169	194	35	37
- Listed securities	93	109	112	72	128	129
- *Short-term advances*	2	2			1	1
Sub-total	**277**	**317**	**281**	**266**	**164**	**167**
Accrued income	**17**	**17**	**22**	**22**	**28**	**28**
Total	**2,747**	**3,017**	**2,724**	**3,570**	**3,099**	**3,411**

The estimated value of listed securities corresponds to their use value

Note 7 - Investments in equity affiliates

Investments with a book value in excess of EUR 50 million:

Investments in equity affiliates (in millions of euros)	**31/12/03 Pro forma**	**31/12/02 Pro forma**	**31/12/01 Pro forma**
Financial institutions	**11,967**	**11,144**	**10,747**
Al Bank Al Saudi Al Fransi	346	357	393
B.E.S.	433	415	271
Regional banks and subsidiaries	7,771	7,188	6,620
Banca Intesa SpA	3,375	3,143	3,160
Others	42	41	303
Non-financial companies	**327**	**311**	**(2)**
Partran - Tranquilidade - Tranquilidade Vida	(80)	(84)	(38)
Rue Impériale	339	335	330
Others	68	60	(294)
Net book value	**12,294**	**11,455**	**10,745**

Note 8 - Intangible and tangible fixed assets

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma	31/12/01 Pro forma
	Cost	**Accumulated depreciation and amortisation**	**Net**	**Net**	**Net**
Tangible assets:					
- Property, plant & equipment	4,387	2,035	**2,352**	**2,204**	**2,409**
- Assets let to third parties	615	211	**404**	**384**	**515**
Intangible assets (1)	4,992	963	**4,029**	**4,004**	**4,004**
Accrued interest (2)	3		**3**	**1**	**10**
Total	**9,997**	**3,209**	**6,788**	**6,593**	**6,938**

(1)o/w EUR 3,500 m of goodwill (related to the retail business in France) identified accordingly to CRC 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.

(2) Accrued rents on assets let to third parties

Note 9 - Other fixed assets: movement in net book value

(in millions of euros)	31/12/01 Pro forma	31/12/02 Pro forma	Consolidation changes	Increases (acquisitions)	Decreases (redemptions and disposals)	Foreign exchange translation adjustements	Other movements	31/12/03 Pro forma
Investments in non-consolidated subsidiaries and associated companies								
Cost	3,065	2,679	228	1,339	(1,223)	(26)	(244)	2,753
Short-term advances	451	441	(1)	76	(75)	(1)	1	441
Provisions	(608)	(698)	(80)	(94)	137	11	(17)	(741)
Other long-term securities								
Cost	200	313		2	(197)	(1)	219	336
Short-term advances	1			2				2
Provisions	(38)	(33)		(14)	3		(17)	(61)
Accrued interest	28	22					(5)	17
Net book value	**3,099**	**2,724**	**147**	**1,311**	**(1,355)**	**(17)**	**(63)**	**2,747**
Intangible assets (1)	4,004	4,004	38	44	(130)	(10)	83	4,029
Property, plant & equipment	2,924	2,588	202	27	(223)	(55)	217	2,756
Accrued interest (2)	10	1					2	3
Net book value	**6,938**	**6,593**	**240**	**71**	**(353)**	**(65)**	**302**	**6,788**

(1)o/w EUR 3,500 m of goodwill (related to the retail business in France) identified accordingly to CRC 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.

(2) Accrued rents on assets let to third parties

Note 10 - Other assets, sundry accounts and prepaid expenses

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Other assets (1)	**42,560**	**31,044**	**28,314**
Financial options bought	21,575	12,222	9,181
Codevi bonds	2,456	2,784	2,717
Miscellaneous debtors	13,661	11,452	11,982
Settlement accounts	4,854	4,571	4,417
Due from shareholders - unpaid capital	14	15	17
Sundry accounts and prepaid expenses	**13,990**	**13,010**	**18,926**
Deferred tax	693	578	969
Items in course of transmission to other banks	1,415	1,037	4,016
Breakdown of Crédit Agricole sundry accounts and prepaid expenses			
- Items in course of transmission to other banks	1,555	791	1,548
- Accrued income	4,950	5,723	5,425
- Prepayments	1,256	1,028	1,034
- Unrealised gains and deferred losses on financial futures	505	376	636
- Unamortised bond issue and redemption premiums	222	228	374
- Miscellaneous	920	402	864
Crédit Lyonnais sundry accounts and prepaid expenses	2,474	2,847	4,060
Net book value	**56,550**	**44,054**	**47,240**

(1) Amounts are stated inclusive of associated accrued interest and net of provisions

Note 11 - Provisions deducted from assets

(in millions of euros)	31/12/01 Pro forma	31/12/02 Pro forma	Consolidation changes	Charges	Write-back or utilisation	Foreign exchange translation adjustement	Other movements	31/12/03 Pro forma
Loans and advances to banks	519	552		29	(32)	(39)	(82)	428
Loans and advances to customers	6,774	5,844	868	1,770	(1,562)	(390)	(780)	5,750
Lease financing	275	342		116	(182)	(1)	(10)	265
Available-for-sale, portfolio and held-to-maturity securities	897	955	(9)	392	(291)	(53)	258	1,252
Investments in non-consolidated subsidiaries and associated companies, other long-term securities	646	731	79	108	(138)	(13)	35	802
Other	203	142	16	36	(30)	(4)	8	168
Total	**9,314**	**8,566**	**954**	**2,451**	**(2,235)**	**(500)**	**(571)**	**8,665**

Note 12 - Goodwill

Goodwill items exceeding EUR 50 million

(in millions of euros)	31/12/03 Pro forma Gross	31/12/03 Pro forma Amortisation	31/12/03 Pro forma Net	31/12/02 Pro forma Net	31/12/01 Pro forma Net
Amortised over 1 to 5 years inclusive					
C.P.R. Online	84	(70)	14	31	61
Amortised over 5 to 10 years inclusive					
CAI (Suisse) SA	118	(26)	92	47	53
E.F.L.	239	(43)	196	149	101
Lukas	363	(99)	264	234	265
Sofinco	990	(576)	414	538	662
C.P.R. AM	126	(78)	48	56	65
Other CPR subsidiaries	23	(9)	14	16	23
Amortised over 10 to 15 years inclusive					
B.E.S.	62	(21)	41	47	52
Credibom	51	(2)	49		
Amortised over 15 to 20 years inclusive					
Banca Intesa SpA	51	(9)	42	45	47
The Paris Regional Bank	77	(8)	69	73	76
Crédit Lyonnais Group	7,616	(998)	6,618	6,767	7,099
Ellos Group	189	(8)	181		
Finaref Group	1,512	(87)	1,425		
Rue Impériale	243	(235)	8	224	247
Other companies	311	(128)	183	192	275
Total	12,055	(2,397)	9,658	8,419	9,026

Note 13 - Due to banks: Analysis par maturity date

(in millions of euros)	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Due to banks									
Deposits									
- Demand	13,746				13,746	171	13,917	16,783	17,221
-Time	30,147	10,551	5,097	1,862	47,657	281	47,938	64,934	76,740
Securities sold under repo agreements	127	152	1,886	2,756	4,921	154	5,075	5,778	6,451
Pledged securities	28,182	26,785	3,068		58,035	32	58,067	54,107	23,272
Total	**72,202**	**37,488**	**10,051**	**4,618**	**124,359**	**638**			
Net book value							**124,997**	**141,602**	**123,684**
Crédit Agricole internal transactions									
Current accounts in credit	3,430				3,430	7	3,437	5,545	10,744
Demand and time deposits	2,173	2,465	4,523	690	9,851	214	10,065	13,398	13,309
Total	**5,603**	**2,465**	**4,523**	**690**	**13,281**	**221**			
Net book value							**13,502**	**18,943**	**24,053**

Note 14 - Customer accounts: analysis by maturity date

(in millions of euros)	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Current accounts in credit	41,942				41,942	55	41,997	38,962	40,810
Government-regulated savings schemes:									
- Demand deposits	75,644				75,644	368	76,012	67,405	61,463
- Time deposits	14,476	11,583	67,057	10,626	103,742	450	104,192	101,478	101,234
Other debts to customer	39,533	4,748	6,876	2,091	53,248	729	53,977	58,018	62,237
Pledged securities	20,969	440	150		21,559	28	21,587	18,014	9,339
Total	**192,564**	**16,771**	**74,083**	**12,717**	**296,135**	**1,630**			
Net book value							**297,765**	**283,877**	**275,083**

Note 14.1 - Customer accounts: geographical analysis

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
France (including overseas departments and territories)	245,009	230,597	216,477
Other European Economic Area countries	16,094	17,025	18,256
Rest of Europe	6,774	7,709	8,006
North America	9,322	7,739	6,878
Central and South America	1,935	1,365	3,985
Africa and The Middle-East	11,475	11,661	11,383
Asia and Pacific (excluding Japan)	4,802	5,672	6,878
Japan	2,354	2,109	3,220
Total	**297,765**	**283,877**	**275,083**

Note 14.2 - Customer accounts: analysis by customer type

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Individuals and small business customers	224,062	214,133	208,997
Corporates	73,703	69,744	66,086
Total	**297,765**	**283,877**	**275,083**

Note 15 - Debts materialised by a security: analysis by maturity date

(In millions of euros)	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Savings certificates	98	95	16	64	273	7	280	335	348
Interbank securities	1,379	940	2,352	1,100	5,771	416	6,187	8,124	6,500
Negotiable debt securities:									
- Issued in France	21,396	11,560	11,007	2,798	46,761		46,761	34,989	23,569
- Issued abroad	6,000	7,522	412		13,934		13,934	23,557	25,851
Bonds (see note 15.1)	2,206	2,807	10,525	7,226	22,764	480	23,244	23,645	26,576
Other debt instruments	99				99		99	151	188
Total					89,602	903	90,505	90,801	83,032

Note 15.1 - Bonds (by currency of issue)

(in millions of euros)	Analysis by maturity date at 31 December 2003 (1)			Outstanding at 31/12/03 Pro forma	Outstanding at 31/12/02 Pro forma	Outstanding at 31/12/01 Pro forma
	≤ 1 year	> 1 year to ≤ 5 years	> 5 years			
Euro	**4,731**	**9,448**	**5,982**	**20,161**	**21,206**	**24,287**
- Fixed rate	3,626	6,202	5,050	14,878	16,124	18,931
- Floating rate	1,105	3,246	932	5,283	5,082	5,356
US dollar	**176**	**740**	**722**	**1,638**	**688**	**922**
- Fixed rate	145	382	399	926	307	807
- Floating rate	31	358	323	712	381	115
Yen	**4**	**73**	**495**	**572**	**1,075**	**557**
- Fixed rate	4	73	495	572	120	32
- Floating rate				0	955	525
Other currencies	**102**	**264**	**27**	**393**	**163**	**19**
- Fixed rate	84	98	27	209	96	19
- Floating rate	18	166		184	67	0
Total - gross amounts	***5,013***	***10,525***	***7,226***	***22,764***	***23,132***	***25,785***
- Fixed rate	3,859	6,755	5,971	16,585	16,647	19,789
- Floating rate	1,154	3,770	1,255	6,179	6,485	5,996
Accrued interest				480	513	791
Net book value				**23,244**	**23,645**	**26,576**

(1) Before the impact of hedging contracts.

Note 16 - Sundry accounts and unearned income and other liabilities

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Other liabilities (1)	**60,090**	**45,249**	**35,032**
Liabilities relating to trading securities	18,394	15,950	9,137
Liabilities relating to stock lending transactions	6,115	5,637	5,408
Financial options sold	21,751	11,118	8,129
Miscellaneous creditors	2,170	10,410	9,379
Settlement accounts	11,604	2,078	2,948
Payments in process	46	47	19
Other	10	9	12
Sundry accounts and unearned income	**20,819**	**19,408**	**16,561**
Items in course of transmission to other banks			
Breakdown of Crédit Agricole sundry accounts and unearned income	980	1,236	874
Adjustment accounts	3,875	2,807	875
Deferred income	2,481	2,324	2,201
Accrued expenses	6,705	7,846	7,707
Unrealised losses and deferred gains on financial futures	283	267	250
Others	262	539	522
Crédit Lyonnais sundry accounts and unearned income	6,233	4,389	4,132
Net book value	**80,909**	**64,657**	**51,593**

(1) Amounts are stated inclusive of accrued interest

Note 17 - General reserves for risks and expenses

(in millions of euros)	31/12/01 Pro forma	31/12/02 Pro forma	Consolidation changes	Charge	Write-backs	Amounts used	Foreign exchange translation adjustments	Other movements	31/12/03 Pro forma
Country risks	1,512	865		85	(89)		(75)	(33)	753
Financing commitment execution risks	389	306	1	102	(81)	(2)	(14)	(19)	293
Retirement and similar benefits	357	338	(48)	93	(37)	(28)	(4)	(2)	312
Financial futures	97	41		9	(13)		(1)	(3)	33
Other liabilities and charges (1)	3,787	3,627	458	1,227	(643)	(500)	(125)	52	4,096
TOTAL	6,142	5,177	411	1,516	(863)	(530)	(219)	(5)	5,487

(1) Breakdown of other liabilities and charges	31/12/01 Pro forma	31/12/02 Pro forma	31/12/03 Pro forma
- Synergy-related costs (cf note 39)	650	650	836
- estimated additional euro-related costs	7		
- sector risks and other credit risks	1,244	1,165	1,418
- negative net assets of unconsolidated interests	270	173	138
- early retirement benefits	95	78	88
- litigation	772	541	351
- risk of loss in connection with the internal financing mechanism for home purchase savings schemes	145	107	80
- fiscal risk	43	45	
- badwill	199	223	216

Note 18 - Fund for General Banking Risks

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Home purchase savings (1)	882	998	1,098
Liquidity and Solvency Banking Risks (2)	615	610	610
CODEVI (industrial development passbook accounts)		17	17
Others	447	453	455
TOTAL	1,944	2,078	2,180

(1) Including EUR 162 m in Home Purchase Savings FGBR identified within the Crédit Lyonnais Group as part of the harmonisation of accounting methods carried out upon first-time consolidation pursuant to the provisions of regulation 99-07.

(2) This guarantee fund was established at the time of Crédit Agricole S. A.'s initial public offering.

Note 19 - Subordinated debt: analysis by maturity date and issue currency

(in millions of euros)	31/12/03 Pro forma						31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Accrued interest payable	Total		
Subordinated debt with fixed terme	3	454	1,942	8,254	160	10,813	11,899	10,786
* Euro	3	437	1,714	8,068	159	10,381	11,308	9,645
* US Dollar		2	209	186		397	543	1,086
* Yen		15				15	25	27
* *Other currencies*			19		1	20	23	28
Perpetual subordinated debt: (1)				7,533	105	7,638	2,165	2,970
* Euro				7,517	105	7,622	1,942	2,090
* US Dollar				16		16	143	794
* Yen						0	80	86
* *Other currencies*						0	0	0
Participating securities and loans				235		235	269	288
Short-term shareholders' advances						0		
Total - gross amounts	3	454	1,942	16,022	265	18,686	14,333	14,044
Accrued interest							71	90
TOTAL						18,686	14,404	14,134

(1) T3CJ (hybrid capital issued by the Regional Banks) accounts for 24.46% of the euro line, i.e. EUR 1,839,000

Note 20.1 - Preferred shares

Issuing entity	Issue date	Amount (in millions of USD)	Amount (in millions of euros)	31/12/03 Pro forma (in millions of euros)	31/12/02 Pro forma (in millions of euros)	31/12/01 Pro forma (in millions of euros)
CA Preferred Funding LLC	Jan-03	1,500		1,188	0	0
CA Preferred Funding LLC	Jul-03	550		435		
CA Preferred Funding LLC	Dec-03		550	550		
Credit Lyonnais capital 1 SCA	Dec-92		80			80
Credit Lyonnais capital SCA (1)	Jul-93	350			336	396
Credit Lyonnais Preferred capital 1 LLC	Apr-02		750	750	750	
Total		2,400	1,380	2,923	1,086	476

(1) In July 2003, Crédit Lyonnais made an early redemption of its 1993 USD 350 million preferred share issue via its Luxembourg subsidiary Crédit Lyonnais Capital SCA

In 2003, the Crédit Agricole S.A. Group made three issues of preferred non-voting shares.

The first issue, for an amount of USD 1.5 billion, was made in January 2003 by Crédit Agricole Preferred Funding Trust I, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 January 2009 and quarterly thereafter.

The second issue, for an amount of USD 550 million, was made in July 2003 by Crédit Agricole Preferred Funding Trust II, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter.

The third issue, for an amount of EUR 550 million, was made in December 2003 by Crédit Agricole Preferred Funding Trust III, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 6% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter.

These preferred shares do not dilute Crédit Agricole S.A.'s ordinary shares. The capital raised is eligible for regulatory purposes. It is booked as a liability in the consolidated financial statements under the heading 'minority interests'. Dividends paid are booked to the income statement under the heading 'minority interests'.

Note 21 - Capital

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Shareholders' equity excluding FGBR	**27,911**	**22,675**	**21,740**
Fund for General Banking Risks	1,944	2,078	2,180
Subordinated debt	18,686	14,404	14,134
Other capital	**20,630**	**16,482**	**16,314**
TOTAL	**48,541**	**39,157**	**38,054**

Note 22 - Analysis of the consolidated balance sheet by currency

(in billions of euros)	Assets			Liabilities and shareholders' equity		
	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Euro	461.6	424.4	400.6	452.8	420.8	390.4
Other EU currencies	3.2	4.7	7.0	9.2	13.6	14.5
US Dollar	32.7	41.2	52.5	53.6	57.0	71.1
Yen	20.0	20.7	19.5	3.4	3.0	5.6
Other currencies	15.1	14.7	15.4	12.5	11.3	13.4
Other, aggregate (1)	253.4	250.8	210.3	254.5	250.8	210.3
Total	786.0	756.5	705.3	786.0	756.5	705.3

(1) Contribution from Crédit Lyonnais

Note 23 - Off-balance sheet commitments (excluding insurance companies)

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
COMMITMENTS GIVEN (EXCLUDING INSURANCE COMPANIES)	**170,090**	**177,663**	**159,408**
FINANCING COMMITMENTS	**101,324**	**95,536**	**94,532**
Banks	10,921	13,430	8,728
Customers	90,403	82,106	85,804
- Confirmed credit lines	83,848	76,272	82,186
Confirmed documentary credits	2,505		
Other confirmed credit lines	81,343	76,272	
- Other	6,555	5,834	3,618
GUARANTEES	***65,186***	***78,525***	***60,652***
Banks	18,666	15,013	15,412
- Confirmed documentary credits (2)	1,522	1,771	1,444
- Other	17,144	13,242	13,968
Customers	46,520	63,512	45,240
- Guarantees	12,834	6,510	4,830
Property guarantees	149		
Loan repayment guarantees	6,238	6,510	4,830
Guarantees	6,447		
- Other (1)	33,686	57,002	40,410
COMMITMENTS RELATING TO SECURITIES	**3,580**	**3,602**	**4,224**
COMMITMENTS RECEIVED (EXCLUDING INSURANCE COMPANIES)	**52,424**	**84,137**	**60,982**
FINANCING COMMITMENTS	**9,115**	**18,368**	**10,413**
Banks	7,984	14,688	9,794
Customers	1,131	3,680	619
GUARANTEES	**37,814**	**60,394**	**44,996**
Banks (1)	15,943	33,344	16,247
Customers	21,871	27,050	28,749
- Guarantees received from government bodies or similar	5,975	10,205	4,358
- Other	15,896	16,845	24,391
COMMITMENTS RELATING TO SECURITIES	**5,495**	**5,375**	**5,573**

(1) These commitments include the guarantee given by Crédit Agricole Indosuez and the counter-indemnity received from the Regional Banks within the framework of the public cash and share offer for Crédit Lyonnais made on 16 December 2002.
(2) Excluding Crédit Lyonnais

Note 23.1 - Foreign exchange transactions and borrowings

(in millions of euros)	31/12/03 Pro forma		31/12/02 Pro forma		31/12/01 Pro forma	
	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	33,051	32,727	16,545	16,805	14,699	14,759
Foreign currencies	26,943	27,327	12,899	12,760	10,901	10,417
Euros	6,108	5,400	3,646	4,045	3,798	4,342
Forward	636,430	633,515	715,002	717,557	662,058	662,353
Foreign currencies	390,262	396,820	411,126	408,973	380,277	372,952
Euros	91,241	87,847	123,013	127,116	92,414	100,195
Unallocated (1)	154,927	148,848	180,863	181,468	189,367	189,206
Lending and borrowing in foreign currencies (excluding Crédit Lyonnais) :	3,461	1,813	2,971	2,322	2,529	400
Total	672,942	668,055	734,518	736,684	679,286	677,512

(1) Contribution from Crédit Lyonnais

Note 23.2 - Securitisation transactions and special-purpose vehicles

Securitisation transactions carried out on behalf of customers

Crédit Agricole Indosuez and Crédit Lyonnais have carried out a number of securitisation transactions on behalf of their customers:

a) Transactions carried out by Crédit Agricole Indosuez

- at 31 December 2003, a EUR 1.4 billion portfolio was securitised in North America with the bank's assistance, through four non-consolidated SPVs (Indosuez Capital Funding IIA, Limited, Indosuez Capital Funding III, Limited, Porticoes Funding, L.P. and Indosuez Capital Funding VI, Limited) and one consolidated SPV (Serves), in which the bank held EUR 2.1 million of subordinated shares net of provisions at that date;

- Crédit Agricole Indosuez manages a non-consolidated SPV, Hexagon Finance a.r.l., formed in 1998 for operations carried out in Europe on behalf of its customers. At 31 December 2003, Crédit Agricole Indosuez had issued a total of EUR 185 million in letters of credit to guarantee the counterparty risk attaching to the assets securitised by its customers. Hexagon Finance a.r.l. finances these assets by issuing commercial paper in the money market. No provision was considered necessary at 31 December 2003.

In addition, the bank had granted a total of EUR 3.7 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

b) Transactions carried out by Crédit Lyonnais

- at 31 December 2003, a EUR 3.7 billion portfolio was securitised in Europe with the bank's assistance, through three non-consolidated SPVs (LMA, H2O and ESF). These SPVs finance themselves by issuing commercial paper in the French and euro money markets. In addition, the bank had granted a total of EUR 3.2 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

- Crédit Lyonnais manages a EUR 2.6 billion portfolio in North America through two non-consolidated asset-backed commercial paper vehicles, Atlantic Asset Securitization Corp. and La Fayette Asset Securitization. At 31 December 2003, the bank and Crédit Agricole Indosuez had issued a total of EUR 368 million in letters of credit (including EUR 275 million granted by Crédit Agricole Indosuez to Atlantic) to guarantee a portion of the risk of default attaching to the assets securitised by their customers. In addition, the bank had granted a total of EUR 3.5 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

- The bank also manages a portfolio of loans in North America, which amounted to EUR 259 million at 31 December 2003, held in a non-consolidated CLO (collateralized loan obligations) vehicle called LCM 1 LP. This vehicle issues floating or fixed rate notes in the market, redemption of which depends directly on the performance of the underlying loan portfolio. The bank holds 49.9% of the subordinated shares (EUR 12 million) and 6% of the B shares issued to investors (EUR 14 million).

Securitisation transactions on own account

Crédit Agricole Indosuez and Crédit Lyonnais carry out securitisation transactions on their own account:

a) Transactions carried out by Crédit Agricole Indosuez

Since 2000, Crédit Agricole Indosuez has carried out seven synthetic securitisation transactions (Chloe 1 to 5, Chloe 7 and Daphne 1) maturing between 31 July 2005 and 9 January 2009, as part of its strategy for managing the portfolio of Crédit Agricole Indosuez SA and its branch offices. The SPVs hold assets totalling EUR 15.5 billion, principally loans to large European and American corporates. CAI has retained a first loss risk (the most subordinated tranches of each transaction, which do not initially have investment-grade rating) averaging 3.32%.

As these are synthetic transactions, the loans concerned are kept on the bank's balance sheet or off-balance sheet items as applicable, while most of the credit enhancement is recorded off-balance sheet, under financial instruments (credit derivatives bought, see Note 24, Hedging transactions).

The bank has retained a total of EUR 513 million in non-investment-grade risk, plus a residual share in the investment-grade tranches amounting to EUR 344 million.

b) Transactions carried out by Crédit Lyonnais

At 31 December 2003, Crédit Lyonnais had carried out six securitisation transactions for its own account.

Four of these transactions were made by way of asset sales, totalling EUR 1.2 billion at 31 December 2003, with Crédit Lyonnais retaining a portion of the risk amounting to EUR 53 million. These transactions involve equipment financing for pharmacists, mortgage loans granted to personal customers in the French branch network and loans granted to major US corporates.

The other two are synthetic transactions amounting to a total of EUR 4.9 billion at 31 December 2003. Crédit Lyonnais has retained a first-loss risk of EUR 4.3 million. The transactions involved a portfolio of loans to major US and European corporates.

Dedicated funds

Through its subsidiary Crédit Agricole Indosuez Cheuvreux, Crédit Agricole Indosuez owns 100% of Korea 21st Century TR, a consolidated South Korean fund with EUR 86 million in funds under management at 31 December 2003.

In addition, Crédit Agricole Indosuez owns shares in funds which are consolidated after their first year of existence where Crédit Agricole Indosuez owns more than 50%.

The following table shows a breakdown at 31 December 2003:

Name of fund	Year of creation (approval)	CAI investment (in millions of euros)	Funds under management (in millions of euros)	Consolidated	
Equalt Convertible Arbitrage	2000	60	88.2	Yes	
Equalt Pair Trading	*2000*	23.6	47.0	Yes	
Equalt Moyen Terme	1992	8.1	23.1	No	(outstanding at end June 2003)
Equalt Long Terme	2001	3.5	28.2	No	(outstanding at end June 2003)
Equalt Systematic Futures	2002	20	39.2	Yes	
Equalt Core Macro	2001	28.7	36.3	Yes	
Equalt Statistical Arbitrage	2002	59.4	96.0	Yes	
Equalt Fixed Income Arbitrage	2002	117.5	342.7	Yes	
Equalt Selection	2003	5	17.2	No	(outstanding at end June 2003)
Equalt Equity hedge	2003	25	25.0	No	(outstanding at end June 2003)
Liberty View Plus Funds	1998	138.6	310.2	No	(outstanding at end December 2003)
Liberty View Income Fund	2001	33.2	37.6	No	(outstanding at end December 2003)

Note 24 - Financial futures and options

(in millions of euros)		31/12/03 Pro forma Hedging transactions	31/12/03 Pro forma Other transactions	31/12/03 Pro forma Total	31/12/02 Pro forma Total	31/12/01 Pro forma Total
Futures and forwards		**170,294**	**4,160,596**	**4,330,890**	**3,615,999**	**3,190,719**
Exchange traded (1)		**30,563**	**155,357**	**185,920**	**304,401**	**518,910**
Interest rate futures		30,453	114,812	145,265	268,781	257,232
Currency futures		79	9,089	9,168	10,517	1,576
Equity and stock index instruments		31	31,456	31,487	25,103	260,102
Other				0	0	0
OTC (1)		**139,731**	**4,005,239**	**4,144,970**	**3,311,598**	**2,671,809**
Interest rate swaps		135,913	3,165,399	3,301,312	2,650,572	2,277,267
Forward rate agreements		457	556,937	557,394	420,116	231,035
Equity and stock index instruments		1,098	38,313	39,411	42,301	26,841
Other		2,263	244,590	246,853	198,609	136,666
Options		**30,113**	**1,144,749**	**1,174,862**	**832,861**	**544,888**
Exchange traded		**4,755**	**190,609**	**195,364**	**196,905**	**149,673**
Interest rate options	Bought	329	6,744	7,073	11,092	20,029
	Sold	3,830	9,978	13,808	11,643	20,131
Equity and stock index options	Bought		75,656	75,656	65,795	42,770
	Sold	72	61,208	61,280	61,125	43,959
Currency options	Bought	265	18,346	18,611	23,598	10,900
	Sold	259	18,677	18,936	23,652	11,884
OTC		**25,358**	**954,140**	**979,498**	**635,956**	**395,215**
Swap options	*Bought*	49	71,095	71,144	30,922	12,238
	Sold	195	76,712	76,907	32,041	13,738
Interest rate options	Bought	1,367	218,923	220,290	178,527	148,311
	Sold	1,591	188,376	189,967	149,869	124,452
Equity and stock index options	Bought	901	12,278	13,179	10,918	10,841
	Sold	760	22,917	23,677	39,822	21,603
Currency options	Bought	624	164,520	165,144	92,605	26,792
	Sold	630	164,904	165,534	92,613	27,112
Other options	Bought		37	37	0	0
	Sold		38	38	0	0
Credit derivatives	Bought	19,179	27,013	46,192	4,769	10,062
	Sold	62	7,327	7,389	3,870	66
TOTAL		200,407	5,305,345	5,505,752	4,448,860	3,735,607

(1) For futures and forwards, the amounts stated are the aggregate short and long positions in the case of interest rate swaps and swap options, and the aggregate bought and sold contracts in the case of other contracts.

Note 24.1 - Financial futures and options: analysis by maturity date

NOTIONAL AMOUNT (In millions of euros)	OTC				Exchange traded				31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
	≤ 1 year	> 1 year ≤ 5 years	> 5 years	Unallocated (1)	≤ 1 year	> 1 year ≤ 5 years	> 5 years	Unallocated (1)	Total	Total	Total
Interest rate instruments	**16,870**	**1,025**	**0**	**148,250**	**1,487,461**	**1,221,752**	**520,383**	**1,187,419**	**4,583,160**	**3,753,565**	**3,104,430**
- Futures	13,812	1,025		130,428					145,265	268,780	257,232
- Forward rate agreements					434,949	120,039	76	2,331	557,395	420,116	231,034
- Interest rate swaps					966,022	933,011	455,397	946,883	3,301,313	2,650,572	2,277,265
- Interest rate options					45,855	68,871	33,325		148,051	62,964	25,975
- Caps, floors and collars					40,171	99,131	31,246		170,548	142,810	121,258
- Other options	3,058			17,822	464	700	339	238,205	260,588	208,323	191,666
Foreign currency and gold	**7,671**	**71**	**0**	**38,975**	**418,962**	**105,889**	**45,573**	**7,106**	**624,247**	**441,593**	**214,928**
- Currency futures	7,217			1,952	106,853	94,631	44,859	509	256,021	209,125	138,241
- Currency options	454	71		37,023	312,109	11,258	714	6,597	368,226	232,468	76,687
Other financial instruments	**47,628**	**1,996**	**0**	**118,799**	**13,104**	**47,109**	**6,357**	**63,352**	**298,345**	**253,702**	**416,249**
- Equity and stock index derivatives	47,628	1,996			12,197	21,751	3,660		87,232	225,019	405,971
- Precious metal derivatives									0	20,044	147
- Commodity derivatives									0	0	0
- Credit derivatives					907	25,358	2,697	24,618	53,580		
- Other (1)				118,799				38,734	157,533	8,639	10,131
Sub-total	**72,169**	**3,092**	**0**	**306,024**	**1,919,527**	**1,374,750**	**572,313**	**1,257,877**	**5,505,752**	**4,448,860**	**3,735,607**
- Forward currency transactions					945,620	23,480	(2,931)	303,775	1,269,944	1,432,558	1,324,412
Total	**72,169**	**3,092**	**0**	**306,024**	**2,865,147**	**1,398,230**	**569,382**	**1,561,652**	**6,775,696**	**5,881,418**	**5,060,019**

(1) Contribution from Crédit Lyonnais

Note 24.2 - Financial futures and options: Counterparty risk

(in millions of euros)	31/12/03 Pro forma		31/12/02 Pro forma		31/12/01 Pro forma	
	Marked-to-market value	Potential credit risk	Marked-to-market value	Potential credit risk	Mark-to-market value	Potential credit risk
OECD governments, central banks and similar institutions	335	270	462	225	343	183
OECD financial institutions and similar institutions	51,732	22,959	56,101	19,357	22,858	15,071
Other counterparties	3,273	1,915	4,062	2,292	3,054	2,060
Total by counterparty type	**55,340**	**25,144**	**60,625**	**21,874**	**26,255**	**17,314**
By instrument:						
- interest rates, currency and commodities	50,839	23,581	51,195	20,016	23,939	15,777
- equity and index derivatives	4,501	1,563	9,430	1,858	2,316	1,537
Impact of netting agreements (excluding Crédit Lyonnais)	**43,198**	**11,784**	**45,174**	**9,754**	**13,255**	**5,641**
CREDIT LYONNAIS GROUP	**6,749**	**8,925**	**9,705**	**7,164**	**8,038**	**5,291**
Total after impact of netting agreements	**18,891**	**22,285**	**25,156**	**19,284**	**21,038**	**16,964**

Contracts between members of the network are not included since they carry no risk.

Note 25 - Net interest and similar income

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma
Loans and advances to banks	6,120	12,459	12,189
Crédit Agricole internal transactions	6,300	6,461	15,055
Loans and advances to customers	9,112	10,051	12,392
Lease financing	1,246	2,919	900
Bonds and other fixed-income securities (see Note 26)	2,922	2,916	3,181
Other interest income	160	249	169
Interest and similar income receivable	**25,860**	**35,055**	**43,886**
Deposits by banks	(8,093)	(15,268)	(15,984)
Crédit Agricole internal transactions	(910)	(1,165)	(9,896)
Customer accounts	*(8,201)*	*(8,667)*	*(10,038)*
Lease financing	(420)	(2,130)	(230)
Bonds and other fixed-income securities	(3,750)	(4,055)	(4,914)
Other interest expense	(355)	(314)	(22)
Interest and similar expense payable	**(21,729)**	**(31,599)**	**(41,084)**
Net interest and similar income	**4,131**	**3,456**	**2,802**

Note 26 - Income from securities

(in millions of euros)	Fixed-income securities			Variable-income securities		
	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma
Investments in non-consolidated subsidiaries and associated companies, other long-term securities				90	113	157
Available-for-sale and portfolio securities	655	856	838	138	99	130
Codevi passbook accounts (1)	143	154	148			
Held-to-maturity securities	1,470	1,590	1,886			
Other securities transactions	654	316	309			
Total	2,922	2,916	3,181	228	212	287

(1) Contribution from groupe Crédit Agricole S.A. (excluding Crédit Lyonnais Group)

Note 27 - Net fee and commission income

(in millions of euros)	31/12/2003 pro forma			31/12/2002 pro forme			31/12/2001pro forma		
	Income	Expense	Net	Income	Expense	Net	Income	Expense	Net
Interbank transactions	148	*(183)*	(35)	227	*(159)*	*68*	152	*(83)*	69
Crédit Agricole internal transactions	71	(967)	(896)	68	(951)	(883)	62	(1,069)	(1,007)
Customer transactions	1,664	(297)	1,367	1,658	(340)	1,318	1,599	(175)	1,424
Securities transactions	427	(169)	258	387	(113)	274	381	(97)	284
Foreign exchange transactions	159	(36)	123	42	(9)	33	64	(8)	56
Financial future and forward instruments and options and other off-balance sheet transactions	136	(90)	46	147	(175)	(28)	176	(183)	(7)
Banking and financial services (1)	2,881	(1,673)	1,208	2,863	(1,551)	1,312	3,023	(1,305)	1,718
Total	**5,486**	**(3,415)**	**2,071**	**5,392**	**(3,298)**	**2,094**	**5,457**	**(2,920)**	**2,537**

(1) Including life insurance	(490)	(469)	(439)

The note 28 has been merged with the previous one.

Note 29 - Trading profits/(losses)

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma
Trading securities and derivatives	3,382	2,791	3,738
Transactions and derivatives	223	518	427
TOTAL	**3,605**	**3,309**	**4,165**

Note 30 - Net gain/(loss) on securities transactions

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma
Securities available for sale			
Impairment provisions	(48)	(111)	(128)
Write-back of provisions	113	101	195
Net change in provisions	**65**	**(10)**	**67**
Gains on disposals (1)	249	587	777
Losses on disposals	(145)	(247)	(365)
Net gain/(loss) on disposals	**104**	**340**	**412**
Net gain/(loss) on available-for-sale securities	**169**	**330**	**479**
Equity portfolio securities			
Impairment provisions	(274)	(273)	(141)
Write-back of provisions	143	86	56
Net change in provisions	**(131)**	**(187)**	**(85)**
Gains on disposals	158	297	520
Losses on disposals	(108)	(58)	(107)
Net gain/(loss) on disposals	**50**	**239**	**413**
Net gain/(loss) on portfolio securities	**(81)**	**52**	**328**
Total net gain/(loss) on securities transactions	**88**	**382**	**807**

(1) Including EUR 65 million in gains on the disposal of available-for-sale securities which were transferred from the held-to-maturity portfolio in 2002 (see Note 5).

Note 31 - Operating expenses

Note 31.1 - Staff costs

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma
Salaries	(3,448)	(3,329)	(3,281)
Social security	(1,273)	(1,207)	(1,276)
Incentives schemes and profit-sharing	(167)	(250)	(398)
Payroll-related tax	(83)	(73)	(81)
Total	**(4,971)**	**(4,859)**	**(5,036)**

In 2003, remuneration paid to the Board of Directors and Management Committee of Crédit Agricole S.A. Group amounted to EUR 11 million.

Note 31.2 - Average number of employees

Staff category	31/12/2003 pro forma	31/12/2002 pro forma
Total	**64,191**	**64,028**
o/w : France	45,575	45,116
Outside France	18,616	18,912

Note 31.3- Other operating expenses

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma
Taxes other than on profit or payroll-related	(275)	(278)	(341)
External services and other costs	(3,104)	(3,061)	(3,141)
Total	**(3,379)**	**(3,339)**	**(3,482)**

Note 32 - Risk-related costs

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma
Charge to provisions	**(2,534)**	**(2,413)**	**(3,483)**
Doubtful debts	(2,091)	(2,002)	(2,435)
Other provisions	(443)	(411)	(1,048)
Write-back of provisions	**1,472**	**1,709**	**2,445**
Doubtful debts	1,149	954	1,288
Other provisions	323	755	1,157
Net change	**(1,062)**	**(704)**	**(1,038)**
Bad debts written off - not provided for	(186)	(213)	(191)
Recoveries on bad debts written off	127	147	180
TOTAL	**(1,121)**	**(770)**	**(1,049)**

Note 33 - Net gain/(loss) on fixed asset disposals

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma
Long-term investments			
Charge to impairment provisions			
Held-to-maturity securities	(4)	(9)	(11)
Investments in unconsolidated interests and other long-term securities	(109)	(314)	(164)
Write-back of impairment provisions			
Held-to-maturity securities	2	1	9
Investments in unconsolidated interests and other long-term securities	136	311	264
Net change	**25**	**(11)**	**98**
Held-to-maturity securities	(2)	(8)	(2)
Investments in unconsolidated interests and other long-term securities	27	(3)	100
Gains on disposal			
Held-to-maturity securities	24	18	31
Investments in unconsolidated interests and other long-term securities	71	288	173
Losses on disposal			
Held-to-maturity securities	(36)	(3)	(24)
Investments in unconsolidated interests and other long-term securities	(144)	(428)	(271)
Net gain (loss) on disposal	**(85)**	**(125)**	**(91)**
Held-to-maturity securities	(12)	15	7
Investments in unconsolidated interests and other long-term securities	(73)	(140)	(98)
Net gain/(loss)	**(60)**	**(136)**	**7**
Tangible and intangible fixed assets			
Gains on disposal	41	34	58
Losses on disposal	(30)	(22)	(34)
Net gain/(loss) on disposal	**11**	**12**	**24**
TOTAL	(49)	(124)	31

Note 34 - Corporate income tax

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma
Current tax	(694)	(314)	(812)
Deferred tax income/(charge)	(28)	(114)	(163)
Total	**(722)**	**(428)**	**(975)**

Effective tax rate	***At 31 December 2003***		
(in millions of euros and % tax rate)	Base	Tax rate	Tax
Profit before tax, goodwill amortisation and share in profit/(loss) of affiliates	2,259	35.43%	(800)
Impact of permanent timing differences		1.42%	(32)
Impact of different tax rates on foreign subsidiaries		-2.88%	65
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		-0.13%	3
Impact of taxation at 19% rate		-0.40%	9
Impact of other items		-1.46%	33
Effective tax rate and charge		31.98%	(722)

Deferred tax assets are not recognised as their recovery is deemed improbable:
EUR 32 million at 31 December 2003.

Current tax for 2003 :
- on ordinary activities: EUR 730 million
- *on extraordinary items: EUR 8 million*

Note 35 - Share in net profit/(loss) of equity affiliates

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001pro forma
Non-financial companies	22	(38)	(21)
Financial institutions	834	512	728
Total	**856**	**474**	**707**

Note 36 - Extraordinary items

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001pro forma
Early retirement benefits	(16)	(5)	(2)
Capital gains		53	95
Insurance premiums and indemnities	6		
Euro		(18)	42
Information systems and restructuring	(28)	(106)	(112)
Litigation	8	5	(28)
Contribution to guarantee fund - deposits and securities		(1)	(9)
Fund for Liquidity and Solvency Banking Risks			152
Home purchase savings schemes decentralisation mechanism			(382)
Decrease in "internal loss rate"			760
Provision for Argentina risk			(98)
Other (1)	9	(94)	(86)
Total	**(21)**	**(166)**	**332**

(1) The 2002 figure includes the foreign exchange loss arising on deconsolidation of Banco Bisel.

Note 37.1 - Net banking income by business line and geographical region (1)

(in millions of euros)	31/12/2003 pro forma							31/12/2002 pro forma	31/12/20012 pro forma
	French retail banking	Specialised finance services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines	Total business lines	Total business lines
France (including overseas departments and territories)		1,357	1,395	1,163	36	(618)	3,333	3,189	3,576
Other European Economic Area countries		388	263	445	9	(11)	1,094	964	1,021
Rest of Europe		216	154	28			398	417	310
North America			23	244		105	372	299	323
Central and South America			13		9		22	37	584
Africa and the Middle-East				55	84		139	158	180
Asia and Pacific (excluding Japan)			5	170			175	194	250
Japan			6	46			52	71	70
Contribution from Crédit Lyonnais Group	3,312	247	776	2,612	221	(32)	7,136	6,330	8,294
Net banking income	***3,312***	***2,208***	***2,635***	***4,763***	***359***	***(556)***	***12,721***	***11,659***	***12,608***

(1) The above analysis was derived in part from management information systems

Note 37.2 - Pro forma net income before goodwill amortisation at 31 December 2003 by business line (1) (3)

(in millions of euros)	French retail banking	Specialised finance services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**3,312**	*2,208*	*2,635*	*4,763*	*359*	(556)	*12,721*
Operating expenses	(2,409)	(1,264)	(1,343)	(3,117)	(279)	(477)	(8,889)
Gross operating income	**903**	**944**	**1,292**	**1,646**	**80**	**(1,033)**	**3,832**
Risk-related costs	(157)	(356)	1	(561)	(52)	4	(1,121)
Net operating income	***746***	***588***	***1,293***	***1,085***	***28***	***(1,029)***	***2,711***
Share in net income/(loss) of equity affiliates (2)	630	4	7		209	6	856
Net gain/(loss) on fixed asset disposals				25		(74)	(49)
Net ordinary income (before tax)	**1,376**	**592**	**1,300**	**1,110**	**237**	(1,097)	**3,518**
Integration-related costs		(8)	(41)	(313)		(151)	(513)
Extraordinary items	(24)	(1)	(3)	(30)	(2)	39	(21)
Tax	(262)	(219)	(408)	(228)	(12)	407	(722)
Net charge to/(write-back from) Fund for General Banking Risks		2	(5)	8		126	131
Net income before goodwill amortisation	1,090	366	843	547	223	(676)	2,393

(1) The above analysis was derived in part from management information systems

(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1

(3) the goodwill of Crédit Lyonnais will be allocated by business line by 31 december 2004; it is why the breadown by business line cannot be provided down to the net income

Note 37.2 - Pro forma net income before goodwill amortisation at 31 December 2002 by business line (1)

(in millions of euros)	French retail banking	Specialised finance services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**3,198**	**1,447**	**2,377**	**4,546**	**411**	(320)	**11,659**
Operating expenses	(2,354)	(919)	(1,386)	(3,287)	(308)	(446)	(8,700)
Gross operating income	**844**	**528**	**991**	**1,259**	**103**	**(766)**	**2,959**
Risk-related costs	*(71)*	*(214)*	*(15)*	*(544)*	*(126)*	*200*	*(770)*
Net operating income	**773**	**314**	**976**	**715**	**(23)**	**(566)**	**2,189**
Share in net income/(loss) of equity affiliates (2)	464	4	4	0	41	(39)	474
Net gain/(loss) on fixed asset disposals			16	16	(33)	(123)	(124)
Net ordinary income (before tax)	***1,237***	***318***	***996***	***731***	***(15)***	***(728)***	***2,539***
Extraordinary items	(18)	(17)	(11)	(27)	(51)	(42)	(166)
Tax	(227)	(106)	(295)	(206)	9	397	(428)
Net charge to/(write-back from) Fund for General Banking Risks	0	(3)	(2)	5	0	98	98
Net income before goodwill amortisation	**992**	**192**	**688**	**503**	**(57)**	**(275)**	**2,043**

(1) The above analysis was derived in part from management information systems

(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1

Note 37.2 - Pro forma net income before goodwill amortisation at 31 December 2001 by business line (1)

(in millions of euros)	French retail banking	Specialised finance services	Asset management, insurance and private banking	Corporate and investment banking (4)	International retail banking (3)	Proprietary asset management and other activities	Total business lines
Net banking income	**2,921**	**1,385**	**2,244**	**5,175**	830	**53**	**12,608**
Operating expenses	(2,320)	(775)	(1,206)	(3,765)	(624)	(430)	(9,120)
Gross operating income	**601**	**610**	**1,038**	**1,410**	206	**(377)**	3,488
Risk-related costs	(114)	(181)	2	(662)	(244)	150	(1,049)
Net operating income	**487**	**429**	**1,040**	**748**	**(38)**	**(227)**	**2,439**
Share in net income/(loss) of equity affiliates (2)	348	1	5	56	225	72	707
Net gain/(loss) on fixed asset disposals				39		(8)	31
Net ordinary income (before tax)	**835**	**430**	**1,045**	843	187	**(163)**	**3,177**
Extraordinary items	(13)	10	(1)	(13)	(140)	489	332
Tax	(142)	(139)	(313)	(207)	23	(197)	(975)
Net charge to/(write-back from) Fund for General Banking Risks			(8)			(36)	(44)
Net income before goodwill amortisation	680	301	723	623	70	93	2,490

(1) The above analysis was derived in part from management information systems

(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1

(3) Banco Bisel was removed on 31.12.2001

(4) The business lines Asset management and International retail banking conducted by CAI cannot be isolated; thus they both are included in Corporate and Investment banking

Note 37.2.1 - French retail banking - Operations and contribution of Regional Banks and their subsidiaries

(in millions of euros)	31/12/2003 pro forma	31/12/2002 pro forma	31/12/2001 pro forma
Net banking income	**11,040**	**10,318**	**9,842**
Operating expenses	(6,359)	(6,248)	(6,136)
Gross operating income	**4,681**	**4,070**	**3,706**
Risk-related costs	(851)	(535)	(674)
Net operating income	**3,830**	**3,535**	**3,032**
Net gain/(loss) on fixed asset disposals	(56)	(39)	1,753
Net ordinary income (before tax)	**3,774**	**3,496**	**4,785**
Extraordinary items	(134)	(130)	(539)
Tax	(1,269)	(960)	(1,138)
Charge to Fund for General Banking Risks	83	(265)	(1,150)
Aggregate reported net income of consolidated Regional Banks	**2,454**	**2,141**	**1,958**
Aggregate reported net income of consolidated Regional Banks' subsidiaries	**46**	**44**	**31**
Consolidation restatements and elimination	75	(136)	(97)
Consolidated net income of equity affiliates (100%)	**2,575**	**2,049**	**1,892**
Consolidated net income of equity affiliates (25%)	**644**	**512**	**473**
Consolidation restatements and elimination	(97)	(89)	(125)
Gain on increase in share of Regional Banks' retained earnings	2	41	
Gain on increase in share of Regional Banks' profit (1)	81		
Share in net profit/(loss) of equity affiliates	**630**	**464**	**348**

(1) Difference between dividends actually paid by the Regional Banks to Crédit Agricole S.A. and dividends calculated on the basis of Crédit Agricole S.A.'s percentage ownership of the Regional Banks.

Note 37.3 - Net profit by geographical region (1)

(in millions of euros)	31/12/2003 pro forma													31/12/2002 pro forma	31/12/2001 pro forma
	Net banking income	Operating expenses	Gross operating income	Risk-related costs	Operating income	Share in net profit/(loss) of equity affiliates	Net gain on fixed asset disposals	Net ordinary income (before tax)	Integration-related costs	Extraordinary items	Tax	Net charge to/(write-back from) Fund for General Banking Risks	Net income before goodwill amortisation	Net income before goodwill amortisation	Net income before goodwill amortisation
France (including overseas departments and territories)	8,491	(6,401)	2,090	(821)	1,269	646	(55)	1,860	(487)	24	(426)	132	1,103	1,710	1,728
Other European Economic Area countries	1,651	(968)	683	(57)	626	141	(5)	762	(6)	(16)	(128)	(1)	611	71	249
Rest of Europe	584	(345)	239	(52)	187	1	(1)	187	(12)	(2)	(58)		115	158	84
North America	978	(458)	520	(178)	342		7	349	(2)	(12)	(29)		306	(7)	(175)
Central and South America	22	(17)	5	(5)	0	5		5					5	(76)	(2)
Africa and the Middle-East	372	(229)	143	(42)	101	63	2	166		(10)	(33)		123	113	38
Asia and Pacific (excluding Japan)	514	(380)	134	35	169		3	172		(4)	(38)		130	61	154
Japan	109	(91)	18	(1)	17			17	(6)	(1)	(10)		0	13	(8)
Other, aggregate															422
Total	12,721	(8,889)	3,832	(1,121)	2,711	856	(49)	3,518	(513)	(21)	(722)	131	2,393	2,043	2,490

(1) The above analysis was derived in part from management information systems

Note 38 - Insurance activities

As required by French law, the group applies the specific accounting policies and valuation methods applicable to insurance business as set out in the French Insurance Code.

Note 38.1 - Insurance companies' investments (1)

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma		
	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value
1-Property investments (incl. assets in progress)	3,115	3,100	3,442	2,757	2,747	2,903
2-Equities and other variable-income securities other than mutual funds	3,781	3,726	3,738	3,373	3,340	2,906
3-Mutual funds other than those in category 4 (below)	8,886	8,884	8,471	7,503	7,503	6,251
4-Mutual funds invested exclusively in fixed-income securities	8,275	8,275	9,696	9,049	9,049	10,379
5-Bonds and other fixed-income securities	88,282	88,944	94,299	79,622	80,855	85,287
6-Mortgage loans	4	4	4	6	6	6
7-Other loans and similar items	422	422	422	433	433	433
8-Deposits with ceding companies	2	2	2	3	3	3
9-Other deposits, cash collateral deposits and other investments	1,559	1,559	1,657	130	130	138
10-Assets backing unit-linked busines	13,730	13,731	13,731	12,274	12,274	12,274
Total	**128,056**	**128,647**	**135,462**	**115,150**	**116,340**	**120,580**
Consolidation restatements		**(1,359)**			**(1,650)**	
Net book value		**127,288**			**114,690**	

(1) Informations not available at 31.12.2001

Note 38.2 - Other insurance-related assets

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Assets connected with direct insurance business	337	234	571	368	189	557	267	138	405
Assets connected with reinsurance business	207	163	370	2	152	154	1	122	123
Deferred acquisition costs	4	49	53	2	40	42	3	35	38
Technical reinsurance valuations			0			0			0
Unrealised foreign exchange gains			0	1		1	2	0	2
Other assets			0			0			0
Total	**548**	**446**	**994**	**373**	**381**	**754**	**273**	**295**	**568**
Consolidation restatements			**(5)**						
Net book value			**989**			**754**			**568**

Note 38.3 - Analysis of insurance companies' technical reserves

	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
(in millions of euros)	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	2	326	328		279	279		242	242
Life reserve	104,062		104,062	94,855		94,855	86,085		86,085
Claims reserve	1,167	816	1,983	836	662	1,498	958	554	1,512
With profits reserve	2,440	63	2,503	2,156	68	2,224	1,854	55	1,909
Equalisation reserves	23	8	31	11	6	17	22	5	27
Other technical reserves	45	415	460	1	401	402	2	311	313
Total excluding unit-linked technical reserves	**107,739**	**1,628**	**109,367**	**97,859**	**1,416**	**99,275**	**88,921**	**1,167**	**90,088**
Unit-linked technical reserves	13,702		13,702	12,275		12,275	12,941		12,941
Total technical reserves - gross	**121,441**	**1,628**	**123,069**	**110,134**	**1,416**	**111,550**	**101,862**	**1,167**	**103,029**
Reinsurers' share in technical reserves	(252)	(137)	(389)	(97)	(95)	(192)	(66)	(64)	(130)
Net technical reserves	**121,189**	**1,491**	**122,680**	**110,037**	**1,321**	**111,358**	**101,796**	**1,103**	**102,899**

Contracts written on the Group's behalf to match its employee liabilities represent less than 1% of total technical reserves.

Note 38.4 - Other insurance-related liabilities

	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
(in millions of euros)	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Liabilities for cash deposits received from ceding companies against technical insurance commitments	2	2	4		1	1		1	1
Liabilities connected with direct insurance business	386	113	499	303	67	370	313	45	358
Liabilities connected with reinsurance business	244	201	445	14	219	233	4	163	167
Technical reinsurance valuations						0			0
Deferred reinsurance commission income						0			0
Unrealised foreign exchange gains	2		2	1		1	1		1
Total	**634**	**316**	**950**	**318**	**287**	**605**	**318**	**209**	**527**
Consolidation restatements			**(1)**			**(1)**			
Total			949			604			527

Note 38.5 - Breakdown of gross margin on insurance activities

	31/12/2003 pro forma			31/12/2002 pro forma			31/12/2001 pro forma		
(in millions of euros)	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Gross premiums	14,802	1,190	15,992	13,292	1,017	14,309	12,895	871	13,766
Less: reinsurance premiums	(157)	(78)	(235)	(17)	(65)	(82)	(16)	(46)	(62)
Net premiums	**14,645**	**1,112**	**15,757**	**13,275**	**952**	**14,227**	**12,879**	**825**	**13,704**
Investment income	5,907	82	5,989	6,261	77	6,338	5,447	113	5,560
Adjustments related to unit-linked business (capital gains)	3,015		3,015	57		57	85		85
Other technical income and gains			0			0			0
Underwriting and investment income	**23,567**	**1,194**	**24,761**	**19,593**	**1,029**	**20,622**	**18,411**	**938**	**19,349**
Claims	(6,582)	(567)	(7,149)	(6,673)	(511)	(7,184)	(5,981)	(450)	(6,431)
Less reinsurance	147	23	170	2	17	19	10	31	41
Net claims	**(6,435)**	**(544)**	**(6,979)**	**(6,671)**	**(494)**	**(7,165)**	**(5,971)**	**(419)**	**(6,390)**
Charges related to technical reserves	(7,921)	(142)	(8,063)	(4,820)	(178)	(4,998)	(5,619)	(139)	(5,758)
Less reinsurer's share in charges related to technical reserves	(2)	35	33	12	19	31	4	(4)	0
Net charges related to technical reserves	***(7,923)***	***(107)***	***(8,030)***	***(4,808)***	***(159)***	***(4,967)***	***(5,615)***	***(143)***	***(5,758)***
With-profits provision	(4,662)	(56)	(4,718)	(3,534)	(68)	(3,602)	(3,333)	(53)	(3,386)
Costs connected with investments	(553)	(13)	(566)	(995)	(13)	(1,008)	(692)	(11)	(703)
Adjustments related to unit-linked business (losses)	(2,198)		(2,198)	(2,060)		(2,060)	(1,487)		(1,487)
Other technical expense and losses			0			0			0
Underwriting and investment expense	**(21,771)**	**(720)**	**(22,491)**	**(18,068)**	**(734)**	**(18,802)**	**(17,098)**	**(626)**	**(17,724)**
Gross margin on insurance activities	**1,796**	**474**	**2,270**	**1,525**	**295**	**1,820**	**1,313**	**312**	**1,625**
Consolidation restatements			(32)			(7)			115
Gross margin on insurance activities			**2,238**			**1,813**			**1,740**

Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (EUR 51 million) from these securities has been written back to the gross margin on insurance activites, to reflect interest income.

Note 39 - Integration-related costs

(in millions of euros)	31/12/03		
	Costs provided for in the year	Costs expensed in the year	TOTAL
Costs charged to income	**308**	**205**	**513**
o/w:			
- Synergy-related costs	304	70	374
- *Other integration-related costs*	4	135	139
Synergy-related costs charged to shareholders' equity (identifiable liabilities)	**532**	**0**	**532**
Total synergy-related costs	**836**	**70**	**906**

o/w:

Staff costs	611	15	626
Information systems costs	56	0	56
Property-related costs	101	1	102
Other	68	54	122
	836	**70**	**906**

The integration will lead to cost savings or 'synergies', by combining business operations, spreading investment costs, pooling resources, sharing fixed costs, etc.

To achieve these objectives, specific action has been or will be taken, the nature and cost of which is presented above.

Other integration-related costs include costs incurred by the merger which are not directly synergy-generating, such as fees charged by advisory banks borne by Crédit Lyonnais.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Quarterly Report for the period ended December 31, 2003

Published in the BALO, February 20, 2004

Please see attached English language translation.

Exhibit 2.1

English translation from French

Crédit Agricole S.A. BALO Notice published February 20, 2004, page 1565

CREDIT AGRICOLE S.A.

Société anonyme with a share capital of € 3,976,486,911
Headquarters: 91-93, boulevard Pasteur, 75015 Paris
784 608 416 R.C.S. Paris – APE: 65.1D.

I. – as at December 31, 2003
(In thousands of euros)

Assets	Amount
Cash, due from central banks and French postal system	211,429
Treasury bills and similar items	5,467,467
Due from banks	30,960,142
Crédit Agricole internal transactions	157,718,381
Customer-related items	1,660,468
Bonds and other fixed-income securities	8,349,592
Shares and other variable-income securities	4,035,785
Investments, including investments in unconsolidated subsidiaries and other long-term equity investments	11,630,723
Investments in equity affiliates	31,645,115
Intangible assets, equipment and bank premises	201,654
Other assets	6,773,443
Sundry accounts and prepaid expenses	5,692,397
Total assets	264,346,596

Liabilities and Shareholders' Equity	Amount
Due to central banks and current accounts with French postal system	157
Due to banks	18,767,305
Crédit Agricole internal transactions	13,517,665
Customer-related items	160,525,364
Debts represented by a security	21,256,634
Other liabilities and shareholders' equity	2,797,063
Sundry accounts and unearned income	9,548,811
General reserves for expenses and losses	1,168,652

Subordinated debt and equity interests	15,987,066
Fund for General Banking Risks (FGBR)	1,334,611
Consolidated shareholders' equity (less FGBR)	19,443,268
Share capital	4,420,567
Additional paid-in capital	12,260,313
Reserves	2,599,455
Regulated reserves and allowances and government investment grants	3,708
Net loss from previous year	159,225
Total liabilities and shareholders' equity	264,346,596

Off Balance Sheet	Amount
Guarantees and commitments given	19,581,251
Financing commitments	6,999,654
Guarantees	12,581,597
Securities commitments	0
Guarantees and commitments received	4,260,932
Financing commitments	4,125,636
Guarantees	135,296
Securities commitments	0

II. – Cumulative position of 45 Regional Banks as at December 31, 2003

(In thousands of euros)

Assets	Amount
Cash, due from central banks and French postal system	3,342,533
Treasury bills and similar items	568,906
Due from banks	1,134,391
Crédit Agricole internal transactions	16,942,234
Customer-related items	217,325,241
Bonds and other fixed-income securities	5,411,858
Shares and other variable-income securities	8,453,427
Investments, including investments in unconsolidated subsidiaries and other long-term equity investments	11,733,444
Investments in equity affiliates	796,257
Intangible assets, equipment and bank premises	2,611,042
Other assets	2,073,117
Sundry accounts and prepaid expenses	6,240,757
Total assets	276,633,207

Liabilities and Shareholders' Equity	Amount
Due to central banks and current accounts with French postal system	1,674
Due to banks	868,689
Crédit Agricole internal transactions	158,372,775
Customer-related items	65,680,970
Debts represented by a security	9,539,611
Other liabilities and shareholders' equity	2,095,107
Sundry accounts and unearned income	5,597,535
General reserves for expenses and losses	1,832,100
Mutual savings deposits	3,315
Subordinated debt and equity interests	3,360,660
Fund for General Banking Risks (FGBR)	2,655,818
Consolidated shareholders' equity (less FGBR)	26,624,953
Share capital	4,071,324
Additional paid-in capital	8,120,371
Reserves	14,564,238
Regulated reserves and allowances and government investment grants	17,205
Net loss from previous year	-148,185
Total liabilities and shareholders' equity	276,633,207

Off Balance Sheet	Amount
Guarantees and commitments given	49,093,686
Financing commitments	42,438,718
Guarantees	6,475,342
Securities commitments	179,626
Guarantees and commitments received	35,853,692
Financing commitments	1,780,412
Guarantees	33,884,056
Securities commitments	189,161

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Preliminary notices (*avis de réunion*) of Extraordinary and Ordinary shareholders' meeting

on May 19, 2004

Published in the BALO, March 19, 2004

Please see attached English language summary.

Exhibit 3.1

English summary from French

Crédit Agricole S.A. BALO Notice published March 19, 2004, page 3082

CRÉDIT AGRICOLE S.A.

A French *société anonyme* with a capital of €4,420,567,311.

Registered office: 91-93, boulevard Pasteur, 75015 Paris.

Registry of Commerce and Companies: 784 608 416 Paris.

This notice (*avis de réunion*) informs the shareholders of Crédit Agricole S.A. that there will be an Extraordinary and Ordinary shareholders' meeting at CNIT, 2, place de la Défense à Puteaux (Hauts-de-Seine), on Wednesday May 19, 2004 at ten o'clock in the morning for the purpose of deliberating on the meeting's agenda and resolutions. For an English language version of the agenda and resolutions, please see attached.

Exhibit 3.1

English summary from French

Crédit Agricole S.A. BALO Notice published March 19, 2004, page 3082

CRÉDIT AGRICOLE S.A.

A French *société anonyme* with a capital of €4,420,567,311.

Registered office: 91-93, boulevard Pasteur, 75015 Paris.

Registry of Commerce and Companies: 784 608 416 Paris.

This notice (*avis de réunion*) informs the shareholders of Crédit Agricole S.A. that there will be an Extraordinary and Ordinary shareholders' meeting at CNIT, 2, place de la Défense à Puteaux (Hauts-de-Seine), on Wednesday May 19, 2004 at ten o'clock in the morning for the purpose of deliberating on the meeting's agenda and resolutions. For an English language version of the agenda and resolutions, please see attached.

Meeting Notice

COMBINED GENERAL MEETING

Ladies and Gentlemen, **shareholders in Crédit Agricole S.A. and holders of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs (company investment funds)**, you are hereby invited to meet in a combined (ordinary and extraordinary) general meeting to consider the following agenda and draft resolutions.

The general meeting will take place

on Wednesday, 19 May 2004 at 10.00 a.m.

at CNIT

2, place de la Défense - 92053 Paris - La Défense

Métro (subway): Line 1 to La Défense Grande Arche

CRÉDIT AGRICOLE S.A.

A French limited company ("société anonyme") with a share capital of €4,420,567,311

Contents

Agenda

Ordinary General Meeting

- Reports of the Board of Directors and the Auditors,
- Approval of the annual accounts as at 31 December 2003 and discharge of the directors for their actions undertaken during the previous financial year,
- Approval of the expenses governed by Article 39-4 of the General Tax Code,
- Approval of the consolidated accounts as at 31 December 2003,
- Appropriation of income and determination and appropriation of dividend,
- Approval of the agreements governed by Articles L.225-38 et seq of the Commercial Code,
- Appointment of directors,
- Renewal of terms of office of directors,
- Appointment of statutory and alternate statutory Auditors,
- Authorisation to be given to the Board of Directors to issue bonds and other debt securities,
- Directors' fees,
- Authorisation to be given to the Board of Directors to trade in the company's shares.

Extraordinary General Meeting

- Reports of the Board of Directors and Auditors' special reports,
- Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right retained),
- Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right waived),
- Authorisation to be given to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items,
- Authorisation to be given to the Board of Directors to effect capital increases reserved for employees participating in a company savings scheme,
- Authorisation to be given to the Board of Directors to reduce share capital by retiring shares,
- Formalities, authorisations.

How to participate in our general meeting?

To exercise your voting right

Any shareholder or holder of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs (company investment funds), regardless of the number of shares or units he holds, may personally attend or be represented at the meeting or vote by post, provided that:

- **holders of registered shares and holders of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs**, provide proof that the said shares have been deposited with their account keeper;
- **holders of bearer shares** request the authorised financial intermediary which has registered their shares to provide them with a certificate confirming that the securities may not be transferred before the meeting, as well as an admission card should they desire to personally attend. Holders of bearer shares may also request the said intermediary to provide them with a form to vote by post or by proxy.

These formalities must be completed at least **five days** before the meeting.

To participate in the meeting

Provided that proof that the shares may not be transferred is submitted within the required time period, the form to vote by post or by proxy attached to this notice **should be sent by return post to Crédit Agricole Investor Services Corporate Trust (CA-IS/CT), 14, rue Rouget-de-Lisle - 92862 Issy-Les-Moulineaux Cedex 09**, indicating your choice.

You wish to personally attend the meeting

Therefore, in order to facilitate signature and entry into the meeting room, you should so indicate, and arrive on Wednesday, 19 May 2004, as from 8.00 a.m. with your admission card, proof of identity and, if you own bearer shares, a certificate confirming that your bearer shares have been tied up.

Folders containing items necessary for voting will be made available at the reception desk.

Admission cards — no card no entry — will be sent directly:

- to holders of registered shares and holders of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Credit Agricole Alliance Multiple", "Credit Agricole Alliance Japon" FCPEs, who have indicated they will attend the meeting by completing and returning section 4 of the form to vote by post or by proxy.
- to holders of bearer shares who indicate to their authorised financial intermediary that they will attend, if they have completed the formalities to prevent the transfer of their securities.

Helpful advice for shareholders and unitholders wishing to attend the meeting:

As the meeting on 19 May 2004 will begin promptly at 10 a.m. we advise you to:

- Arrive early and proceed to the reception desk with your admission card and proof of identity to sign the attendance register. To facilitate this process, the reception desk will be open from 8 a.m.
- Enter the meeting room with the items necessary for voting you received when you signed the attendance register.
- Follow the voting instructions given during the meeting.

You cannot personally attend the meeting

Using the form to vote by post or by proxy you may:

- if you are a shareholder, **give a proxy to the Chairman of the meeting**, or, if you hold units, give a proxy to the Chairman of the "Crédit Agricole Avenir" "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" Supervisory Board (in both cases, complete section 1 of the form); or
- **vote by post** (complete section 2 of the form) on the resolutions submitted for approval to the general meeting; or
- if you are a shareholder, **be represented** by another shareholder or by your spouse, or, if you are a unitholder, be represented by another unitholder (in both cases, complete section 3 of the form and identify the proxy holder).

In all cases, you must **sign and date** the form in the space provided at the bottom of the form.



Important information

- Forms to vote by post that are received at the company's registered office after 15 May 2004 will not be counted.
- You may **vote by proxy or by post**, but not both, and
- **The proxies** given by shareholders that are returned to the company without identifying the proxy holder shall be given to the Chairman of the meeting to vote.
- In order to avoid delays at the reception desk, **if you hold proxy(ies)**, it is recommended that you send them as soon as possible to the following address: CA-IS/CT, 14, rue Rouget-de-Lisle - 92862 Issy-Les-Moulineaux Cedex 09 and note on the envelope "Assemblée Générale de Crédit Agricole S.A.".

If you have any difficulties, do not hesitate to call the following toll-free number for assistance:
0 800 000 777 (from France) or **+33 (0)1 43 23 53 72**

How to fill in the form?

Form for shareholders

You are a shareholder:
you must send this form back together with the certificate obtained from your account keeper confirming that your shares have been tied up.

You wish to personally attend the meeting:
please check box A.

You cannot personally attend the meeting:
please check box B.

You wish to vote by post:
please check box 2 and follow instructions.

You wish to give your proxy to the Chairman of the meeting:
please check box 1.

You wish to give your proxy to a named person who will attend the meeting:
please check box 3 and indicate his/her name, Christian name and address.


A
B
Crédit Agricole S.A.
ASSEMBLÉE GÉNÉRALE MIXTE
du 19 mai 2004
COMBINED GENERAL MEETING
19 May 2004

Please **indicate in this box** your name, Christian name and address.
If this information is already supplied, please verify.

This box must show a date and signature for all shareholders.

How to participate in our general meeting?

Form for holders of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs (company investment funds).

You hold units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs:
you must send this form back together with the certificate obtained from your account keeper confirming that your shares have been tied up.

You wish to personally attend the meeting:
please check box A.

You cannot personally attend the meeting:
please check box B.

You wish to vote by post:
please check box 2 and follow instructions.

You wish to give your proxy to the Chairman of the Supervisory Board:
please check box 1.

You wish to give your proxy to a named person
who will attend the meeting: please check box 3 and indicate his/her name, Christian name and address.



A

B

Crédit Agricole S.A.

ASSEMBLEE GENERALE MIXTE
du 19 mai 2004

COMBINED GENERAL MEETING
19 May 2004

Please **indicate in this box** your name, Christian name and address.
If this information is already supplied, please verify.

This box must show a date and signature for all shareholders.

Presentation of draft resolutions by the Board of Directors

Ladies and Gentlemen,

The general meeting of Crédit Agricole S.A. provides a special opportunity for us to present to you the group's activities and results, as well as the year's highlights and our forecasts.

In accordance with the law and our memorandum and articles of association, an annual ordinary general meeting must be called to approve the annual and consolidated accounts for financial year 2003, as well as to vote on the decisions set out below.

The extraordinary general meeting is being called to submit draft resolutions to you that authorise the Board of Directors to effect capital increases, with or without a pre-emptive subscription right, by incorporating reserves, profits, share premiums or other items, and to effect capital increases reserved for Crédit Agricole employees belonging to a company savings scheme and to retire shares acquired under the company's share repurchase programme.

At the Ordinary General Meeting

Approval of the annual accounts, the consolidated accounts, appropriation of income and regulated agreements

(1st, 2nd, 3rd and 4th resolutions)

You will be called upon to vote on the approval of Crédit Agricole S.A.'s annual accounts as at 31 December 2003, as well as on the consolidated accounts and appropriation of income, which totals €611,124,134.64. The Board will ask the general meeting to agree to the distribution of a €0.55 per share dividend. This dividend will be paid on 28 May 2004.

You will also be called upon to vote on agreements governed by Articles L.225-38 *et seq* of the French Commercial Code which agreements are set out for you in the special Auditors' report.

Information relating to management for the year 2003, the parent company's accounts, the consolidated accounts and to the proposed appropriation of income for the past financial year is included in the annual management report for 2003, a summary of which you will find in this document. Shareholders wishing to receive this report or indeed the various Auditors' reports may obtain them by sending in the document request form attached to this notice on the last page.

Composition of the Board of Directors

(5th to 11th resolutions)

You are requested to appoint three new directors for the balance of their predecessors' terms of office and to renew the terms of four directors for a period of three years, that is, until the annual ordinary general meeting called to vote on the accounts for financial year 2006.

The Board proposes the appointments of:

- Mr Alain Dieval, to replace Mr Pierre Bastide who resigned on 1 March 2004;
- Mr Daniel Lebègue, to replace Mr Jean Peyrelevade who resigned on 2 October 2003;
- Mr Michel Michaut, to replace Mr Jean-Marie Sander who resigned from his personal directorship on 10 June 2003;

- and that the terms of the following directors be renewed:

- Mr Pierre Bru,
- Mr Yves Couturier,
- Mr Pierre Kerfriden,
- Mr Jean Le Brun.

Appointment of new statutory Auditors and alternate statutory Auditors

(12th resolution)

Pursuant to the recommendation of the market regulators [Financial Markets Authority (Autorité des Marchés Financiers) – National Association of Auditors (Compagnie nationale des commissaires aux comptes)] that there be a group-based and balanced exercise of auditors' duties within groups of companies, the Board of Directors of Crédit Agricole S.A., the Group's parent company, thought it appropriate following the acquisition of Crédit Lyonnais to reorganise the auditors' appointments within the Group's three main entities, that is, Credit Agricole S.A., Crédit Agricole Indosuez and Crédit Lyonnais.

Accordingly, Cabinet Alain Lainé, statutory Auditor, and Cabinet Mazars et Guérard, alternate statutory Auditor for Crédit Agricole S.A., offered their resignation, effective as at the end of the annual ordinary general meeting called to approve the accounts for the period ending 31 December 2003. This resignation only affects duties relating to the company's individual and consolidated accounts.

We ask you:

- to appoint PricewaterhouseCoopers Audit as statutory Auditor;
- to appoint Mr Pierre Coll as alternate statutory Auditor;

for the remaining terms of the outgoing Auditors and alternate Auditors, that is, until the ordinary general meeting called to approve the accounts for the period ending 31 December 2005.

Cabinet Barbier, Frinault et Autres (Ernst & Young), the other statutory Auditor for Crédit Agricole S.A., will continue to exercise their duties until the end of the ordinary general meeting called to approve the accounts for the period ending 31 December 2005.

Authorisation to issue bonds

(13th resolution)

The authorisation given to the Board at the 21 May 2003 ordinary general meeting to issue bonds and similar debt securities should be renewed.

As required by law, you are asked to provide this new authorisation for five years to replace the authorisation granted by the ordinary general meeting on 21 May 2003.

Allocation of directors' fees

(14th resolution)

In accordance with the provisions of Article L.225-45 of the Commercial Code, the Board asks that you allocate a total annual amount of fees to directors in respect of positions held in the sum of €670,000 for financial year 2004.

Authorisation to allow the company to purchase its own shares

(15th resolution)

In accordance with the provisions of Article L.225-209 *et seq* of the Commercial Code, the Board proposes that you authorise the company, with the option of delegating the said authority, to purchase its own shares.

No share purchases effected by the Board of Directors pursuant to this authorisation shall in any circumstances result in the company holding more than 10% of the share capital as at the date of completion of those purchases.

The said authorisation, requested for a maximum period of eighteen months, which replaces the authorisation issued at the ordinary general meeting of 21 May 2003, is intended to allow the company to purchase, sell or transfer its own shares at any time while the programme is in force in order to hold, transfer or sell them by any means, or exchange them in acquiring other companies, or for payment or in any other manner likely to improve the terms of a transaction, to maintain an orderly market in the shares, or in relation to employee share schemes.

We ask that you allocate a maximum aggregate amount of €2 billion for this share repurchase programme.

Every month the company will notify the Financial Markets Authority (Autorité des Marchés Financiers) of purchases, sales and transfers carried out and, more generally, will complete all necessary formalities and make all necessary filings.

In accordance with Article L.225-211 of the Commercial Code, the Board of Directors hereby informs the general meeting of activities undertaken in accordance with the share purchase programme approved by the ordinary general meeting on 21 May 2003 for the period 1 January 2003 to 31 December 2003.

Repurchase transactions were mainly carried out for hedging purposes in respect of share purchase options commitments.

Number of treasury shares as at 31 December 2002	745,968
Number of shares purchased during financial year 2003	1,566,470
Average purchase price of shares	€16.9
Value at average share price of shares purchased in 2003	€26,473,343
Transaction costs	€30,510
Sale of securities during financial year 2003 (*)	1,839 shares
Number of treasury shares as at 31 December 2003	2,310,599
Net value per share	€14.59
Total net value of shares	€33,711,639.41
Par value of shares	€3
Percentage of share capital held by the company	0.157%

(*) *The sale was for zero value as it was not, in the strict sense, a sale, but rather a transfer of stapled securities on the issue of stapled complex capital debt securities (T3CJ), in June 2003, constituting an exception to the régime governing the sale by Crédit Agricole S.A. of its own securities.*

It is recalled that for the purposes of the capital increase effected in November 2003, 2,310,599 pre-emptive subscription rights were sold for an average price of €0.1725.

At the Extraordinary General Meeting

Financial authorisations

(16th, 17th and 18th resolutions)

In order to enable the Board of Directors to meet the company's financing needs by allowing it to issue the most appropriate securities as and when required, the Board asks that you grant it global authorisations to increase share capital up to a nominal amount of €1 billion.

This may include the issue of debt securities up to a nominal amount of €5 billion.

Issues carried out pursuant to these authorisations may be undertaken with or without pre-emptive subscription rights. The authorisations include the issue of any securities granting present or future rights to equity interests in the company. The authorisations given to the Board, which will be valid for twenty-six months from the date of the general meeting, will replace those granted at the extraordinary general meeting held on 21 May 2003 and will withdraw those authorisations in respect of any parts thereof which have not been used as at the general meeting.

If the securities are issued without shareholder pre-emptive subscription rights:

- the Board of Directors may, if it deems it appropriate, grant the shareholders a priority right; and
- the amount received or which may subsequently be received by the company for each of the shares issued pursuant to this authorisation must be no less than the minimum issue price required by law.

The procedures for each such issue shall only be determined when the Board elects to proceed with it.

When exercising its powers under the said authorities, the Board of Directors will draw up a supplementary report in which it will set out the precise terms of the transaction; the Auditors will also be required to draw up a supplementary report. These reports will be presented to shareholders at the next general meeting immediately following the transaction. Accordingly, you will find attached the supplementary reports relating to the transactions increasing share capital effected in financial year 2003.

You are also requested to authorise the Board of Directors to increase share capital up to a maximum nominal amount of €3 billion by incorporating reserves either by increasing the nominal value of shares or by issuing new shares. This authorisation, which replaces that granted by the extraordinary general meeting on 21 May 2003, will be granted to the Board of Directors for a period of twenty-six months.

Authorisation to increase share capital in favour of employees

(19th resolution)

The extraordinary general meeting will be asked to authorise an increase in the company's share capital by a maximum amount of €150 million in favour of employees of the Crédit Agricole Group, which comprises the company, the companies included in the company's consolidated accounts, the Crédit Agricole Regional Banks (*Caisses Régionales de Crédit Agricole*) and their subsidiaries, and the entities controlled by the company and/or the Regional Banks pursuant to Article L.444-3 of the French Labour Code (*Code du travail*), once such employees elect to participate in one of the Crédit Agricole Group's savings schemes and/or one of the voluntary employee savings schemes of one of the companies in the Crédit Agricole Group.

You are requested to waive the shareholders' pre-emptive subscription right to the shares which may be issued, in favour of the aforementioned employees, and to vote that the subscription price for the shares may not exceed the average price quoted on the Euronext Paris S.A. *Premier Marché* on the twenty trading days prior to the date on which the Board of Directors or the Chairman of the Board of Directors makes the decision setting the date on which subscriptions may be accepted, nor be more than 20 % less than the said average or more than 30% less when the term of the freeze provided for by the plan pursuant to Article L.443-6 of the French Labour Code is greater than or equal to 10 years. The amount of the discount may be reduced by the Board of Directors on a case-by-case basis in order to comply with statutory and regulatory requirements, including tax-related, accounting or other parent company requirements in any country where Crédit Agricole Group companies or groups taking part in the capital increase are situated.

The extraordinary general meeting will also be requested to grant the Board the authority, including the right to delegate the said authority as provided for by law, to determine the terms, conditions and procedures for implementing this capital increase reserved for employees.

This authorisation replaces that granted pursuant to the 17th and 19th resolutions of the extraordinary general meeting held on 21 May 2003, and cancels that part of it which as of today remains unused. The authorisation will be valid for a period of five years from this general meeting.

Authorisation to be given to the Board to reduce share capital by cancelling shares held in treasury

(20th resolution)

Subject to the adoption at the ordinary general meeting of a resolution relating to the purchase by the company of its own shares, you will be requested at the extraordinary general meeting to authorise the Board to cancel all or part of such treasury shares, subject to a limit of 10% of share capital per twenty-four month period.

The Board did not use this authorisation during the previous financial year.

Crédit Agricole S.A.
2003 business performance and outlook

Overview (extracts from management report)

In 2003, the economic climate in Europe was still uncertain, while France was on the verge of a recession. Despite these conditions, Crédit Agricole S.A. pressed ahead with its organic growth and made a significant leap forward in its acquisition growth strategy by: i) purchasing a 75.5% stake in Finaref (a leader in proprietary store cards and distance selling of financial products); ii) taking over the IntesaBci private banking business in Switzerland; and iii) successfully completing its takeover bid for Crédit Lyonnais, which increased Crédit Agricole S.A.'s stake in the bank to 94.82% on 4 August 2003. Based on the **pro forma financial statements**, in which Crédit Lyonnais is fully consolidated in 2003 (and retroactively in 2001 and 2002), Crédit Agricole S.A.'s 2003 net income group share amounted to €1.140 billion, or €2.401 billion before goodwill amortisation and net integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up, i.e. a 28.5% year-on-year increase. ROE stood at 10.6%.

In the first half of 2003, Crédit Lyonnais was accounted for by the equity method at 25% (Crédit Agricole S.A.'s average ownership interest), then fully consolidated at 94.82% in the second half. On this basis, Crédit Agricole S.A.'s net income group share came to €1.026 billion, or €2.146 billion before goodwill amortisation and net integration-related costs, rising by 59% year-on-year.

Despite adverse conditions throughout most of the year, all the group's business lines achieved very good performances: both retail networks demonstrated a strong commercial drive, while the consumer credit business continued to grow rapidly, and the contribution from asset management and corporate and investment banking activities rose sharply.

Crédit Agricole S.A.'s group financial review

Consolidation changes

The main change in 2003 was the addition of Crédit Lyonnais to the Crédit Agricole S.A. group. Crédit Lyonnais is consolidated directly by Crédit Agricole S.A. in its 2003 financial statements. Three other companies were also added to the group's scope of consolidation: Finaref (75.5%-owned), IntesaBci Bank (Suisse) and Crédit Agricole (Belgique) (accounted for by the equity method). In addition, Sofinco now owns an 85% stake in Credibom, which has been fully consolidated since September 2003.

Consolidation of Crédit Lyonnais' earnings in the 2003 published financial statements

In the first half of 2003, Crédit Lyonnais' earnings were accounted for by the equity method at 24.96% (Crédit Agricole S.A.'s weighted average ownership interest over the period). In the second half of 2003, Crédit Lyonnais was fully consolidated at 94.82%.

Preparation of pro forma financial statements

Due to the significant changes to the scope of consolidation following the Crédit Lyonnais acquisition, pro forma financial statements have been prepared for the past three years so that the results of the new group (including Crédit Lyonnais) can be compared over this period. The pro forma financial statements have been drawn up to reflect assets, liabilities and results as if Crédit Agricole S.A. had acquired its stake in Crédit Lyonnais before 1 January 2001. As a result, in these financial statements, Crédit Lyonnais is fully consolidated at 92.55% on a retroactive basis in 2001, 2002 and in the first half of 2003. These pro forma financial statements do not take into account any other consolidation changes in 2003, such as the Finaref acquisition. The scope of consolidation includes the subsidiaries and equity interests consolidated by Crédit Agricole S.A. and Crédit Lyonnais S.A. at each year-end. In addition, **2001 pro forma results** are based on the published 2001 pro forma results as at 31 December 2002, which reflect the full-year impact of the group's reorganisation prior to Crédit Agricole S.A.'s flotation.

Crédit Agricole S.A. pro forma consolidated income statement (1)

(in millions of euros)

	31/12/2001 pro forma	31/12/2002 pro forma	31/12/2003 pro forma	2003/2002 % change pro forma
Net banking income	12,608	11,659	12,721	+9.1%
Operating expenses	(9,120)	(8,700)	(8,889)	+2.2%
Gross operating income	**3,488**	**2,959**	**3,832**	**+29.5%**
Risk-related costs	(1,049)	(770)	(1,121)	+45.6%
Income from equity affiliates	707	474	856	+80.6%
Net income on fixed assets	31	(124)	(49)	-60.5%
Pre-tax ordinary income	**3,177**	**2,539**	**3,518**	**+38.6%**
CA s.a./Crédit Lyonnais integration-related costs	-	-	(513)	-
Extraordinary items	332	(166)	(21)	-87.3%
Corporate income tax	(975)	(428)	(722)	+68.7%
Net allocation to FGBR	(44)	98	131	+33.7%
Goodwill amortisation	(628)	(622)	(900)	+44.7%
Net income	**1,862**	**1,421**	**1,493**	**+5.1%**
Minority interests	253	175	353	x2
Net income group share	**1,609**	**1,246**	**1,140**	**-8.5%**
Net income group share before CA s.a./Crédit Lyonnais integration-related costs	**1,609**	**1,246**	**1,501**	**+20.5%**
Net income group share before goodwill amortisation and CA s.a./Crédit Lyonnais integration-related costs	**2,237**	**1,868**	**2,401**	**+ 28.5%**

(1) *Unless otherwise stated, the following review of Crédit Agricole S.A.'s consolidated results is based on pro forma data*

Net banking income was up 9.1% to €12.7 billion (or up 5.8% on a comparable consolidation basis and at constant exchange rates). This growth reflects: i) a significant increase in revenues from the corporate and investment banking business; ii) robust performances in insurance and asset management (mutual fund inflows); iii) sharp growth in the consumer credit business; and iv) a strong commercial drive in the Crédit Lyonnais retail banking network.

Operating expenses posted a moderate increase of 2.2%, but were down 1.3% on a comparable consolidation basis. The main factors behind this improvement were the impact of currencies (€126 million) and reduced personnel expenses, principally due to the halt in recruitment by Crédit Agricole S.A. and Crédit Lyonnais since the beginning of the year. As a result, **the cost/income ratio** improved very sharply, from 74.6% in 2002 to 69.9% in 2003.

Gross operating income totalled €3.8 billion, up 29.5% compared to 2002. This growth partly reflects the additions to the scope of consolidation (mainly Finaref), as well as organic growth (+€849 million), despite the adverse impact of currencies and the stock market slump.

Risk-related costs amounted to €1.121 billion, up 45.6%, mainly due to the integration of Finaref and increased provisions, notably for risk exposure in the Crédit Lyonnais network (mainly in the SME segment). Doubtful loans totalled €9.5 billion, amounting to 5.7% of gross customer loans outstanding. Coverage of these loans by provisions stood at 63.1%. Moreover, **general provisions** and the **Fund for General Banking Risks (FGBR)** came to a total of €2.6 billion at end-2003. The net allocation to the **FGBR** stood at €131 million, mainly due to the home purchase savings provision.

The contribution from equity affiliates rose from €474 million in 2002 to €856 million in 2003, driven by a sharp increase of 35.8% in the contribution from the Regional Banks and an improved contribution from Banca Intesa (earnings up €170 million in 2003 versus 2002).

The net loss on fixed assets was €49 million in 2003, compared to a loss of €124 million in 2002.

Pre-tax ordinary income amounted to €3.5 billion, up 38.6% year-on-year.

After factoring in €21 million of extraordinary charges and €722 million in corporate income tax, **net income** group share, before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up, came to €2.401 billion, up 28.5%.

ROE (Return on Equity) amounted to 10.6% in 2003 (ratio of net income group share, before goodwill amortisation and integration-related costs, to average shareholders' equity after appropriation of income for the year). ROE for the group's business lines stood at 14.8%.

Gross integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up (either incurred in 2003 or estimated as provisions) totalled €513 million (or €361 million after tax) in the 2003 income statement. In addition, €532 million in expenses were borne by Crédit Lyonnais and added to goodwill. These combined expenses covered: i) the costs involved in implementing synergies (€906 million), e.g. support measures for job mobility, streamlining of premises and IT costs; and ii) other integration-related expenses (mainly advisory bank fees).

Goodwill amortisation increased by €278 million (or 44.7%) due to additional investments made in 2003 (mainly Finaref, including Ellos, but also IntesaBci Bank (Suisse), EFL, Lukas Bank and Credibom) and a fair value adjustment to the group's holding in Rue Impériale.

Review of results by business line (2)

1 French Retail Banking - Regional Banks (3)

Net income from the French Retail Banking business - Regional Banks rose by a further 26.9% to €589 million, driven by the Regional Banks' continued growth momentum and a steady improvement in key operating metrics.

French Retail Banking - Regional Banks

(in millions of euros)

	2002	2003	2003/2002 % change
Income from equity affiliates	464	630	+35.8%
Pre-tax ordinary income	**464**	**630**	**+35.8%**
Tax	-	(41)*	nm
Net income before goodwill amortisation	**464**	**589**	**+26.9%**
ROE (as a % of allocated capital)	-	17.9%	-

(*) *Dividends from CCI and CCA are not eligible for parent company/subsidiary tax rules*

The 43 equity-accounted Regional Banks recorded strong growth in business volumes, increasing net banking income by 7% to €11 billion. **Lending** was particularly buoyant in 2003, with new medium and long-term loans reaching a new record of €42.1 billion (up 17.2%). **Fee income** from customers was up 7.4%, accounting for 36.5% of net banking income from customer accounts. The Regional Banks managed to control the increase in their operating expenses (up 1.8%), reflected by a further strong improvement in their **cost/income ratio** from 62.7% in 2002 to 59.7% in 2003. As a result, **gross operating income** for the Regional Banks grew sharply by 15%.

The aggregate contribution made by the 43 Regional Banks (equity-accounted at 25%) to Crédit Agricole S.A.'s consolidated income rose from €464 million in 2002 to €630 million in 2003 (up 35.8%).

(2) *Crédit Agricole S.A's activities are now organised into six business lines (French Retail Banking - Regional Banks, French Retail Banking - Crédit Lyonnais; Specialised Financial Services; Asset Management, Insurance and Private Banking; Corporate and Investment Banking; and International Retail Banking). The group also has a 'Proprietary Asset Management and Other Activities' business segment*

(3) *This business line comprises the Regional Banks and their subsidiaries. Crédit Agricole S.A. owns a 25% stake in these Regional Banks, which are accounted for by the equity method.*

2 French Retail Banking – Crédit Lyonnais (4)

French Retail Banking - Crédit Lyonnais

(in millions of euros)

	2002	2003	2003/2002 % change
Net banking income	3,198	3,312	+3.6%
Operating expenses and depreciation	(2,354)	(2,409)	+2.3%
Gross operating income	844	903	+7.0%
Risk-related costs	(71)	(157)	x2.2
Pre-tax ordinary income	773	746	-3.5%
Extraordinary items and tax	(245)	(245)	-
Net income before goodwill amortisation	528	501	-5.1%
ROE (as a % of allocated capital)	-	23.5%	-

The Crédit Lyonnais network also enjoyed robust growth in 2003, particularly in the individual and professional customer segments. Net banking income was up 3.6% in 2003, while total loans outstanding rose by 8.6%, customer funds outstanding by 4.8% and fee income by 3.9%.

Operating expenses for the Crédit Lyonnais network rose by 2.3%, while ***gross operating income*** *increased by 7% and the cost/*income ratio fell to 72.7% in 2003.
Overall, **net income before goodwill amortisation** was down 5.1% to €501 million, giving an ROE of 23.5%.

3 Specialised Financial Services (5)

Specialised Financial Services generated €371 million in net income before goodwill amortisation and integration-related costs, up 93.2% from 2002 (or 26% on a comparable consolidation basis).

Specialised Financial Services

(in millions of euros)

	2002	2003	2003/2002 % change	2003/2002 % change on a comparable consolidation basis
Net banking income	1,447	2,208	+52.6%	+10.6%
Operating expenses and depreciation	(919)	(1,264)	+37.5%	+7.4%
Gross operating income	528	944	+78.8%	+16.3%
Risk-related costs	(214)	(356)	+66.4%	+7.5%
Income from equity affiliates	4	4	-	-
Pre-tax ordinary income	318	592	+86.2%	+21.4%
*Extraordinary items (before integration-*related costs), tax and FGBR	(126)	(221)	+75.4%	+14.3%
Net income before goodwill amortisation and integration-related costs	192	371	+93.2%	+26.0%
ROE (as a % of allocated capital)	-	21.1%	-	-

(4) *This business line covers the activities of the Crédit Lyonnais network in France (individual customers, professionals and SMEs), together with Crédit Lyonnais' private banking operations in France.*
(5) *This business line comprises consumer credit activities (Sofinco, Finaref, Finalion and their subsidiaries), specialised financing to businesses (factoring - Transfact and Eurofactor) and leasing (mainly Ucabail, Lixxbail, Sofibail and EFL).*

Consumer credit activities continued to post rapid growth and made a higher contribution to this business segment's net income. Gross outstandings exceeded €28 billion at end-2003 (up 44%), driven by the integration of Finaref, the Sofinco/Crédit Lyonnais partnership and organic growth. In France, partnerships with the Regional Banks and Crédit Lyonnais took off sharply, while foreign subsidiaries generated 41% of 2003 income in the consumer credit business.

Lease finance outstandings were up 0.3% to €12.5 billion. Despite adverse economic conditions, new lending increased by 4.9% year-on-year. New business generated by Ucabail and Lixxbail in France rose by over 9% in 2003. In Poland, EFL sustained a strong performance, with new business up 25%.

The factoring business was hit by a tough economic climate, but its revenues and net banking income held steady overall.

Net banking income from Specialised Financial Services totalled €2.208 billion in 2003, a rise of 52.6% (or 10.6% on a comparable consolidation basis, excluding Finaref and Crédibom). **The cost/income ratio** improved significantly to 57.2%, while **gross operating income** increased by 78.8% to €944 million. **Net income** before goodwill amortisation and integration-related costs amounted to €371 million, up 93.2% compared to 2002 (or 26% on a comparable consolidation basis). **ROE** (i.e. the return on equity, as a percentage of allocated capital) stood at 21.1% in 2003.

4 Asset Management, Insurance and Private Banking [6]

Despite a mixed environment, Asset Management, Insurance and Private Banking recorded a sharp increase in their overall business volumes and income contribution. Assets under management in this business segment totalled nearly €380 billion at end-2003, excluding double counting. Net income (before goodwill amortisation and integration-related costs) was up 26.5% to €870 million.

Asset Management, Insurance and Private Banking

(in millions of euros)

	2002	2003	2003/2002 % change
Net banking income	**2,377**	**2,635**	**+10.9%**
Operating expenses and depreciation	(1,386)	(1,343)	-3.1%
Gross operating income	**991**	**1,292**	**+30.4%**
Risk-related costs	(15)	1	nm
Income from equity affiliates	4	7	+75.0%
Net income on fixed assets	16	0	-100.0%
Pre-tax ordinary income	**996**	**1,300**	**+30.5%**
Extraordinary items (before integration-related costs), tax and FGBR	(308)	(430)	+39.6%
Net income before goodwill amortisation and integration-related costs	**688**	**870**	**+26.5%**
ROE (as a % of allocated capital)	-	**17.0%**	-

This business segment benefited from an excellent performance in insurance activities, rapid growth in asset management, and the integration in 2003 of Finaref's life insurance activities and IntesaBci 's private banking business in Switzerland.

In asset management, Crédit Agricole S.A.'s total assets under management rose by 12.6% to €285.8 billion at end-2003. The group's asset management performance improved sharply, buoyed by a pickup in the financial markets in 2003. Net banking income increased by 9.3%, while operating expenses declined by 1.4%, generating a 35.5% increase in gross operating income and 33.9% rise in net income (before goodwill amortisation).

(6) *This business line encompasses asset management; financial and securities services to institutional customers; life, accident and health insurance; property and casualty insurance; and private banking operating in France and abroad.*

After three years of tough financial conditions, the group's **private banking** units strengthened their commercial positions in 2003. Private wealth under management by the various private banking units amounted to €67.7 billion, up 5.6%. However, average stock market levels continued to depress private banking revenues, although the impact of the cost-cutting programme introduced two years ago helped boost gross operating income by 47.2%.

The life insurance subsidiaries (Predica, UAF and Finaref) delivered robust business volumes, with total premium income rising by 10.6% year-on-year and outperforming the market growth rate (9% according to FFSA).

The property & casualty insurance business continued to enjoy rapid growth, doubling the market's performance. Meanwhile, the overall claims ratio remained satisfactory and continued improving to reach 69.3% in 2003.

Overall, **net banking income** in the Asset Management, Insurance and Private Banking business segment was up 10.9% year-on-year, while **gross operating income** surged by 30.4% and the **cost/income ratio** improved by over seven percentage points to 51%. **Net income** (before goodwill amortisation and integration-related costs) came to €870 million, up 26.5%. **ROE** (i.e. the return on equity, as a percentage of allocated capital) stood at 17.0% in 2003.

5 Corporate and Investment Banking (7)

The Corporate and Investment Banking business delivered a sharply improved performance, due in particular to strong business levels in capital markets and investment banking activities, as well as asset financing. Operating expenses in this business segment declined, reflecting the impact of measures introduced over the past few years.

Corporate and Investment Banking

(in millions of euros)

	2002	2003	2003/2002 % change
Net banking income	4,546	4,763	+4.8%
Operating expenses and depreciation	(3,287)	(3,117)	-5.2%
Gross operating income	1,259	1,646	+30.7%
Risk-related costs	(544)	(561)	+3.1%
Net income on fixed assets	16	25	+56.3%
Pre-tax ordinary income	731	1,110	+51.8%
Extraordinary items (before integration-related costs), tax and FGBR	(228)	(328)	+43.9%
Net income before goodwill amortisation and integration-related costs	503	782	+55.5%
ROE (as a % of allocated capital)	-	10.5 %	-

Gross operating income in the Corporate and Investment Banking business rose by 30.7% to €1.6 billion in 2003. This growth resulted from a 4.8% rise in **net banking income** and a 5.2% drop in **operating expenses** to €3.1 billion. This generated a sharp improvement in the cost/income ratio, which fell to 65.4%. Currencies had a significant impact: at constant exchange rates, net banking income increased by 12.4%, operating expenses by 0.7% and gross operating income by 43%. After tax and before goodwill amortisation and integration-related costs (€313 million), **net income** in the Corporate and Investment Banking business reached €782 million, rising by 55.5% compared to 2002.

As a result, the profitability indicators for this business segment showed a substantial improvement, with **ROE** standing at 10.5% in 2003.

Gross operating income from **capital markets and investment banking** activities rose very sharply by 68.6%, mainly due to strong growth in foreign exchange and debt market operations.
Net income (before goodwill amortisation and integration-related costs) was €546 million, rising steeply by 60.6%.

(7) *This business lines mainly covers the corporate and investment banking operations of Crédit Agricole Indosuez and Credit Lyonnais: i) capital markets and investment banking (primary and secondary equity activities, brokerage and equity derivatives, foreign exchange and debt market instruments trading, mergers and acquisitions, and private equity activities); and ii) the financing business (asset financing and banking activities, structural financing and the 'work-out' business).*

The financing business held up well, especially in Europe. The drop in net banking income overshadowed an increase in revenues, mainly from fee income, commercial banking in Europe, project and acquisition finance, and export and real estate finance, both at CAI and Crédit Lyonnais Corporate & Investment Banking. The group's strategy of rebalancing its business portfolio and maintaining tight control over its operating expenses generated a very strong and steady decrease in operating expenses (down 9.0%). As a result, gross operating income rose by 10.4% and net income (before goodwill amortisation and integration-related costs) was up 44.8%.

6 International Retail Banking (8)

The income contribution from the international retail banking business improved in 2003. Before goodwill amortisation, net income totalled €223 million, as opposed to a €57 million loss in 2002.

International Retail Banking

(in millions of euros)

	2002	2003	2003/2002 % change
Net banking income	**411**	**359**	**-12.7%**
Operating expenses and depreciation	(308)	(279)	-9.4%
Gross operating income	**103**	**80**	**-22.3%**
Risk-related costs	(126)	(52)	-58.7%
Income from equity affiliates	41	209	x5.1
Net income on fixed assets	(33)	0	nm
Pre-tax ordinary income	**(15)**	**237**	**nm**
Extraordinary items and tax	(42)	(14)	nm
Net income before goodwill amortisation	**(57)**	**223**	**nm**
ROE (as a % of allocated capital)	-	9.3%	-

The International Retail Banking business was bolstered by the positive impact of the recovery plan implemented by **Banca Intesa**, whose contribution to net income before goodwill amortisation increased by €170 million year-on-year. In addition, the group's withdrawal from Argentina had dragged down 2002 income by €106 million. Gross operating income for this business line was hit by the impact of exchange rate fluctuations on its foreign subsidiaries' earnings.

7 Proprietary Asset Management and Other Activities (9)

Income from Proprietary Asset Management and Other Activities was impacted by the equity slump in 2003. This business segment recorded a net loss of €582 million in 2003 (before goodwill amortisation and integration-related costs).

(8) *This business line encompasses fully-consolidated foreign subsidiaries whose main business is retail banking in Europe (Italy, Portugal, Spain and Belgium), the Middle East and Africa, as well as the earnings of Crédit Agricole S.A.'s unconsolidated banking affiliates engaged in this business (e.g. Commercial Bank of Greece).*

(9) *This business segment mainly covers Crédit Agricole S.A.'s role as the Group's central body, assets and liabilities management, and debt management relating to acquisitions of subsidiaries and equity interests. It also comprises the earnings of various other Crédit Agricole S.A. group companies (including Uni-Editions, logistics units and the real estate companies responsible for managing buildings occupied by more than one business segment), together with dividends or other revenues and expenses of Crédit Agricole S.A. relating to equity investments and other unconsolidated subsidiaries and affiliates (apart from international retail banking).*

Proprietary Asset Management and Other Activities

(in millions of euros)

	2002	2003	2003/2002 % change
Net banking income	**(320)**	**(555)**	**+73.8%**
Operating expenses	(446)	(477)	+7.0%
Gross operating income	**(766)**	**(1,033)**	**+34.9%**
Risk-related costs	200	4	-98.0%
Income from equity affiliates	(39)	6	nm
Net income on fixed assets	(123)	(74)	-39.8%
Pre-tax ordinary income	**(728)**	**(1,097)**	**+50.7%**
Extraordinary items (before integration-related costs), tax and FGBR	453	515	+13.7%
Net income before goodwill amortisation and integration-related costs	**(275)**	**(582)**	**x2.1**

Crédit Agricole S.A. consolidated balance sheet

The consolidation of Crédit Lyonnais in Crédit Agricole S.A.'s 2003 financial statements had a very significant impact on the group's balance sheet items.

As at 31 December 2003, the group's total assets amounted to €786 billion versus €505.7 billion at 31 December 2002. Most of this increase stems from the consolidation of Crédit Lyonnais (€263.4 billion) and Finaref (€6 billion).
After adjusting for these additions to the scope of consolidation, total assets rose by €10.9 billion in 2003, up 2.2% from end-December 2002 (or 5% on a comparable consolidation basis and at constant exchange rates).

Customer loans outstanding (including lease finance operations) net of provisions totalled €161.5 billion at end-2003. This represents a year-on-year increase of €92.2 billion, due to the consolidation of customer loans outstanding for Crédit Lyonnais (€96 billion) and Finaref (€4 billion). **Crédit Agricole internal transactions**, which comprise time accounts and advances to the Regional Banks, increased by €7.7 billion (5.2%) in 2003 to €157.6 billion, reflecting robust growth in the Regional Banks' net inflows and lending volumes.

On the liabilities side, **customer deposits** totalled €297.8 billion. Meanwhile, **debts represented by a security** grew by €32.2 billion to €90.5 billion in 2003, owing to the consolidation of Crédit Lyonnais and Finaref.

Crédit Agricole S.A. consolidated shareholders' equity (including net income for the year) increased by €8.9 billion to €23.6 billion at 31 December 2003, chiefly as a result of the three share issues by Crédit Agricole S.A. in connection with the Crédit Lyonnais acquisition.

Total capital funds (shareholders' equity + Fund for General Banking Risks + subordinated debt) rose by €21.5 billion to €48.6 billion in 2003. Besides the increase in shareholders' equity, this growth mainly stems from the consolidation of Crédit Lyonnais, the subordinated notes issued by Crédit Agricole S.A. to finance its acquisitions, and the preference share issues. Consolidated capital funds totalled €44.2 billion.

At the same time, **long-term assets** (i.e. subsidiaries and affiliates not fully consolidated and other fixed assets) increased by €4.5 billion to €21.8 billion at end-2003. **Goodwill amortisation** rose from €1.7 billion at end-December 2002 to €9.7 billion at end-December 2003. This sharp increase was due to additional investments made during the year (Crédit Lyonnais, Finaref, IntesaBci Bank (Suisse), Credibom, Lukas Bank and EFL).

The Crédit Agricole S.A. group's International Solvency Ratio held steady year-on-year at 8.9%. The Tier 1 ratio fell by 0.9 points to 7.9% at end-December 2003.

Crédit Agricole S.A. parent company financial statements

At year-end 2003, Crédit Agricole S.A. (parent company) posted **net banking income** of €758 million, down 18.8% compared with 2002.

Portfolio revenues fell sharply, mainly due to the proprietary equity book, whose net provisions increased by €173 million in 2003. Conversely, **dividends from subsidiaries and affiliates** rose by €480 million, mainly driven by dividends from the Regional Banks and Crédit Lyonnais. **Operating expenses** dropped by €5 million (or 1.4%) in 2003, chiefly due to reduced administrative expenses.

Risk-related costs were up €44 million, including €30 million in prudential provisions against country risks. **A net loss** of €226 million was recorded **on fixed assets**, which stems entirely from a fair value adjustment to the group's holding in Rue Impériale, based on the restated net asset value and provisions recorded. **Integration-related costs for Crédit Lyonnais** amounted to €79 million. **Tax gains** booked in the parent company financial statements totalled €432 million at 31 December 2003, versus €362 million in 2002.

2003 net income for Crédit Agricole S.A. (parent company) was down €397 million to €611 million.

Recent developments and outlook

Tie-up between Crédit Agricole S.A. and Crédit Lyonnais

2004 will see the implementation of the tie-up project between Crédit Agricole S.A. and Crédit Lyonnais. The various integration projects are on schedule: a 16-member Executive Committee was appointed in mid-2003, the relevant management framework has been set up (for each business line and for the central support functions), and some 250 work groups and sub-groups have embarked on the integration process. 350 integration projects have already been launched in the various business lines. The Integration Committee has validated the IT choices made by the group and 20 major implementation projects are already underway.

Forecast timing of synergies

(in millions of euros)

	2003	2004	2005	2006
Estimated in December 2002	215	574	738	760
Revised in March 2004 (*)	40	275	620	760

(*) *The difference versus 2002 is mainly due to the delay in closing the offer compared to the original timetable.*

Changes to Crédit Agricole Group's internal financial relations

On 17 December 2003, Crédit Agricole S.A.'s Board of Directors approved the introduction of new internal financial regulations for the Group with effect from 1 January 2004. This new internal financial organisation will ensure that Crédit Agricole S.A. meets its target financial ratios and protects all the interests of its minority shareholders. Although the framework of the Group's internal financial relations remains unchanged, its financial requirements are now based on market conditions.

UBS acquires the wealth management operations of Crédit Lyonnais Laing & Cruickshank Investment Management in the UK

UBS and Crédit Lyonnais (now part of the Crédit Agricole Group) have reached an agreement whereby UBS will acquire Laing & Cruickshank Investment Management Limited, a leading UK provider of wealth management services to private clients and charities.

Oddo et Cie acquires Crédit Lyonnais' European equity brokerage activities

Oddo has signed a contract with Crédit Lyonnais to acquire Crédit Lyonnais Securities Europe S.A. and Crédit Lyonnais Securities Midcaps S.A in Lyon. Under this agreement, the European equity sales team in New York will become part of Oddo Securities Corp. The contract, which is the result of exclusive talks with Crédit Lyonnais that began on 5 February 2004, is subject to approval by the appropriate authorities.

Crédit Agricole S.A. to acquire the consumer finance division of F Group A/S in Denmark

Crédit Agricole S.A. has entered into an agreement with F Group A/S, a leading specialist retailer in Denmark, to acquire its Danish consumer finance subsidiary. This whole business will then be managed by Finaref, Crédit Agricole S.A.'s consumer credit subsidiary.

Merger of Rue Impériale into Eurazeo and transfer of UI and Idia's assets to Eurazeo

Coinciding with the merger between Eurazeo and Rue Impériale, the two companies Union d'Etudes et d'Investissements (UI) and Idia Participations (both fully owned by Crédit Agricole S.A., either directly or indirectly) will transfer to Eurazeo their direct shareholdings in Fraikin Group, Bluebirds Participations (Eutelsat) and Veolia Environnement. As a result of the merger and asset transfers, Crédit Agricole S.A. will hold 15.4% of this new entity's share capital and 20.1% of its voting rights.

Crédit Agricole S.A.
Five-year financial highlights

	1999	2000	2001	2002	2003
Capital at year-end *(in euros)*	1,998,736,740	2,240,801,070	2,916,629,697	2,916,629,697	4,420,567,311
No. of shares issued	66,624,558	74,693,369	972,209,899	972,209,899	1,473,522,437
Operations and results for the financial year *(in millions of euros)*					
Gross revenues (1)	25,116	24,101	24,293	9,424	13,825
Income before tax, employee profit-sharing, allowances, depreciation and amortisation	817	578	333	599	539
Employee profit-sharing	9	17	16	3	4
Income taxes	153	24	16	(362)	(433)
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	553	512	1,045	1,008	611
Dividends declared	366	411	535	729 (4)	810
Earnings per share *(in euros)*					
Net income after tax and employee profit-sharing, but before allowances, depreciation and amortisation	9.827	7.196	0.311	0.985	0.657
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	8.294	6.857	1.075	1.037	0.415
Dividend per share	5.50	5.50	0.55	0.55	0.55 (2)
Employee data					
Average number of employees (3)	3,278	3,304	3,245	3,125	2,983
Total payroll *(in millions of euros)*	148	157	159	160	165
Amounts paid for employee benefits and social charges *(in millions of euros)*	72	78	75	79	84

In a decision made at the combined general meeting held on 29 November 2001, the shares' nominal value was reduced from €30 to €3 and the number of shares making up the company's share capital multiplied by ten.

(1) *2002 and 2003 gross revenues include income from macro-hedged transactions net of related charges. Applying this to preceding financial years, gross revenues could be restated at €15,954 million for 1999, €15,007 million for 2000 and €15,810 million for 2001.*

(2) *Net dividend proposed to the general meeting of 19 May 2004.*

(3) *Head office staff.*

(4) *Paid to 1,325,495,637 shares.*

Share and rights issues in 2003

Pursuant to the 56th resolution of the extraordinary general meeting of 29 November 2001 and the 14th and 19th resolutions of the extraordinary general meeting of 21 May 2003, the powers needed to effect one or more capital increases, with or without pre-emptive subscription rights, have been delegated to the Board of Directors, with the authority to further delegate them, in accordance with French law.

When using this authorisation, the Board, or the Chairman if the Board has delegated to him the powers it received from the general meeting, is required to prepare a supplemental report describing the final terms and conditions of the ensuing capital increases. This report must be brought to the attention of the next following general meeting of shareholders. For this reason, you will find enclosed the supplemental reports concerning the capital increases made in 2003 under the aforementioned delegated powers, presented by the Chairman.

Supplemental report of the Chairman of the Board of Directors of Crédit Agricole S.A. concerning the capital increase following the tender offer for Crédit Lyonnais shares

To the Shareholders,

Pursuant to the 56th resolution, the combined general meeting of Crédit Agricole S.A. shareholders on 29 November 2001 authorised the Board of Directors, with the authority to further delegate, to make capital increases with pre-emptive subscription rights waived.

Pursuant to Articles L.225-135 and L.225-139 of the French Commercial Code and Articles 155-1 and 155-2 of Decree 67-236 of 23 March 1967, the Board of Directors hereby provides the general meeting with information about the aforementioned authorisation given to the Board of Directors at the combined general meeting of 29 November 2001.

This supplemental report sets out the final terms and conditions of the capital increase. It was made available to shareholders at the company's registered office within the statutory time limit.

The Board of Directors meeting on 15 December 2002 decided as follows:

- that Crédit Agricole S.A., together with SAS SACAM Développement, would file a combined public offer in cash and shares as a main bid, together with a cash tender offer and a public exchange offer as a secondary bid, for the shares of Crédit Lyonnais;
- to increase the share capital by up to €1.5 billion by issuing a maximum of 500,000,000 new shares with a par value of €3 each as consideration for the Crédit Lyonnais shares tendered to the offer;
- to delegate to the Chairman of Crédit Agricole S.A. the powers needed to officially record, on the basis of the outcome of the offer, the number of ordinary shares to be issued in return for tendered Crédit Lyonnais shares, and also to do whatever necessary to effect the capital increase resulting from the issue of new shares and to attend to legal or other publications, to deal with all acts and formalities for the completion of the capital increase, to modify the memorandum and articles of association accordingly, and, in general, to take all necessary action.

The *Conseil des Marchés Financiers* announced the outcome of the offer for Crédit Lyonnais shares in notice 203C0858 dated 6 June 2003.

Consequently, having apprised itself of the outcome of the offer, the Board of Directors took formal note at its meeting on 10 June 2003 that the Chairman, using the powers delegated to him, would effect the issuance of the requisite number of new shares as consideration for tendered Crédit Lyonnais shares and would amend the memorandum and articles of association accordingly.

1/ Final terms and conditions of the capital increase

The terms, conditions and procedures for the combined public offer in cash and shares for Crédit Lyonnais shares were detailed in an offer document *(note d'information)*, which received COB visa 03-188 on 25 March 2003.

Following the outcome of the bid for Crédit Lyonnais shares and the settlement of the offer on 19 June 2003, Crédit Agricole S.A. issued 353,285,738 new shares with a par value of €3 each as consideration for tendered Crédit Lyonnais shares.

As a result, Crédit Agricole S.A.'s share capital increased by €1,059,857,214 to €3,976,486,911, divided into 1,325,495,637 shares with a par value of €3 each, and the memorandum and articles of association were amended accordingly.

The new shares were merged with existing shares when they were admitted to listing and trading on the *Premier Marché* of Euronext Paris S.A.

2/ Impact on shareholders

Subsequent to the capital increase, and in view of the financial position at the end of the accounting period on 31 December 2002, the quota held by each shareholder in the shareholders' equity of Crédit Agricole S.A. (parent) is €13.39 per share.

Further, a shareholder who owned 1% of the share capital before the capital increase and who did not take part in the offer would afterwards hold 0.7335%.

3/ Theoretical impact on market value

The impact on the market value of the company depends on the future course of the share price, linked entirely to the capital increase and the expected future returns to the shares issued as consideration.

However, it is possible to measure a theoretical impact by comparing:

- the market value of the shares before the capital increase, measured by the average of closing prices for the 20 trading days prior to 19 June 2003, i.e. €17.45 per share;
- the theoretical value of the shares after the capital increase, equivalent to the sum of the pre-increase market capitalisation, namely €16,965 million, plus the proceeds of the increase, namely €5,505 million, divided by the post-increase number of shares, namely 1,325.5 million. This gives a theoretical price of €16.95 per share.

The theoretical impact of the capital increase thus reduces the theoretical share price to 97.15% of its pre-increase value. This works out to a theoretical decrease of 2.85%.

Supplemental report of the Chairman of the Board of Directors of Crédit Agricole S.A. on the capital increase reserved for employees of the Crédit Agricole Group, with waiver of pre-emptive subscription rights

To the Shareholders,

Under the 17th to 19th resolutions, the combined general meeting of Crédit Agricole S.A. on 21 May 2003, dealing with extraordinary business, authorised the Board of Directors of Crédit Agricole S.A., with the authority to delegate further, to make capital increases with waiver of pre-emptive subscription rights reserved for employees of the Crédit Agricole Group participating in a company savings scheme, including a Group savings plan in the USA, and for Crédit Agricole International Employees.

Pursuant to Articles L.225-135 and L.225-139 of the French Commercial Code and Articles 155-1 and 155-2 of Decree 67-236 of 23 March 1967, the Board of Directors hereby provides the general meeting with information about the aforementioned authorisation given to the Board of Directors at the combined general meeting of 21 May 2003.

This supplemental report sets out the final terms and conditions of the capital increase. It was made available to shareholders at the company's registered office within the statutory time limit.

The Board of Directors:

- decided at its meeting on 21 May 2003, pursuant to the authorisations from the aforementioned general meeting, to make a capital increase reserved for employees of the Crédit Agricole Group in the amount of €500 million, issue premium included and bearing rights from 1 January 2003. The final issue amount is equal to the amount actually subscribed by the employees if that amount is smaller than the aforementioned maximum;
- decided at its meeting of 10 June 2003 to empower the Chairman, under the 17th and 19th resolutions, to:
  - implement or effect the implementation of the employee-only offer,
  - set the opening and closing dates for the subscription period, as well as the subscription procedures and the subscription price of the shares,
  - set the maximum number of new shares to be issued and make the necessary reductions if the issue is oversubscribed,
  - acknowledge formally the completion of the capital increases up to the value of the shares that are actually subscribed for,
  - amend the memorandum and articles of association accordingly;

- decided at its meeting of 9 September 2003, pursuant to the 18th resolution, to make a capital increase reserved for Crédit Agricole International Employees (a company having its registered office at 9 Quai du Président Paul Doumer, 92400 Courbevoie, registered on the Nanterre companies' register under number 422 549 022) in order to facilitate completion of the capital increase reserved for employees of the Crédit Agricole Group, notably in respect of "foreign employees", as defined in the 18th resolution; it also set the dates of the subscription period and resolved that the subscription price would be identical to the price at which the company's shares are offered to Group employees, pursuant to the 17th resolution; the Board empowered the Chairman to decide upon the exact number of new shares to be issued for the aforementioned company, to formally acknowledge the completion of the capital increase up to the value of the shares that are actually subscribed for, to amend *the memorandum and articles of association accordingly and, in* general, to take all necessary action to ensure the implementation of the offer and the completion of the capital increase reserved for "foreign employees".

Exercising his powers, the Chairman on 11 August 2003 set forth the procedures for the capital increase, pursuant to the 17th and 19th resolutions of the aforementioned general meeting and Board decisions.

1/ Final terms and conditions of the capital increase

The subscription periods and prices were set as follows:

- subscription period for shares under the 17th and 19th resolutions: 12 August to 2 September 2003 inclusive
- subscription period for shares under the 18th resolution: 1st to 15 October 2003
- issue price for all countries except the USA: €13.68
- issue price for employees participating in a Group savings plan in the USA: €15.43

The overall subscription is for 25,233,264 new shares with a par value of €3 each, of which 1,157,463 for Crédit Agricole International Employees.

The new shares will be subject to the full provisions of the memorandum and articles of association. They will be merged with existing shares and bear the same rights from 1 January 2003.

As a result, the share capital of Crédit Agricole S.A. will increase by €75,699,792, that is from €3,976,486,911 to €4,052,186,703, divided into 1,350,728,901 new shares with a par value of €3 each.

2/ Impact on shareholders

Subsequent to the capital increase, and in view of the financial position at 30 June 2003, the quota held by each shareholder in the shareholders' equity of Crédit Agricole S.A. (parent) is €13.72, the same level as before the capital increase. Further, a shareholder who owned 1% of the share capital before the capital increase and who did not take part in the offer would afterwards hold 0.9813%.

3/ Theoretical impact on market value

The impact on the market value of the company depends on the future course of the share price, linked entirely to the capital increase and the expected future returns on the equity thus raised. However, it is possible to measure a theoretical impact by comparing:

- the market value of the shares before the capital increase, measured by the average of closing prices for the 20 trading days prior to 12 August 2003, i.e. €17.18 per share;
- the theoretical value of the shares after the capital increase, equivalent to the sum of the pre-increase market capitalisation, namely €22,772 million, plus the proceeds of the increase, namely €345 million, divided by the post-increase number of shares, namely 1,350.7 million. This gives a theoretical price of €17.11 per share.

The theoretical impact of the capital increase thus reduces the theoretical share price to 99.62% of its pre-increase value. This works out to a theoretical decrease of 0.38%.

Supplemental report of the Chairman of the Board of Directors of Crédit Agricole S.A. on the capital increase with pre-emptive subscription rights retained

To the Shareholders,

Pursuant to the 14th resolution, the combined general meeting of Crédit Agricole S.A. on 21 May 2003, dealing with extraordinary business, authorised the Board of Directors of Crédit Agricole S.A., with the authority to delegate further, to increase the company's share capital by up to €2 billion, at one or more times, notably by issuing equity and/or other securities, with pre-emptive subscription rights retained, which may be subscribed for either in cash or by setting off claims.

Pursuant to Articles L.225-135 and L.225-139 of the French Commercial Code and Articles 155-1 and 155-2 of Decree 67-236 of 23 March 1967, the Board of Directors hereby provides the general meeting with information about the aforementioned authorisation given to the Board of Directors at the combined general meeting of 21 May 2003.

This supplemental report sets out the final terms and conditions of the capital increase. It was made available to shareholders at the company's registered office within the statutory time limit.

The Board of Directors:

- decided at its meeting of 9 September 2003, pursuant to the authorisations from the aforementioned general meeting, to subdelegate to the Chairman some of the powers received under the 14th resolution, in order to:
  - decide, having formally acknowledged that the share capital was fully paid-in, to increase Crédit Agricole S.A.'s share capital by up to €480 million by issuing a maximum of 160 million shares with a par value of €3 each;
  - decide on the characteristics of the shares to be created, together with the dates, time periods and procedures for the issue;
  - set the issue price, issue amounts and entitlement start date (which can be retroactive) of the shares to be issued, and determine the payment method for the shares;
  - more generally, attend to the formalities needed to have the shares listed on a regulated market; to take all measures, enter into all agreements and attend to all formalities in order to ensure the proper completion of the planned issues; to formally acknowledge the resulting capital increases; to amend the memorandum and articles of association accordingly; and to attend to all the legal formalities arising from such capital increase.

Exercising his powers, pursuant to the 14th resolution of the aforementioned general meeting and Board decision, the Chairman on 16 October 2003 set forth the procedures for the capital increase. These were detailed in an offer document (*note d'opération*) that received COB visa 03-907 on 17 October 2003.

1/ Final terms and conditions of the capital increase

The final terms and conditions are as follows:

- **number of shares to be issued:** 122,793,536 new shares with a par value of €3 each;
- **issue price:** €16.07 per share, comprising the €3 par value and a €13.07 issue premium;
- **gross and net proceeds of the issue:** the gross proceeds of the issue amount to €1,973,292,123, issue premium included. The net proceeds are estimated at €1,964,292,123;
- **subscription period:** 27 October to 7 November 2003 inclusive;
- **pre-emptive subscription rights:** subscription for the new shares is reserved in priority for holders of shares making up the existing share capital or for persons transferring their pre-emptive rights, who are entitled to subscribe:
  - **by way of entitlement without reduction:** 1 new share for 11 existing shares owned, excluding fractional shares. To reach this ratio, one shareholder agreed in advance to waive the pre-emptive rights attaching to five of his shares;
  - **subject to reduction of entitlement:** the desired number of new shares in addition to those to which they are entitled on an irreducible basis, provided that (a) such additional shares do not exceed the total number of shares subscribed on an irreducible basis and (b) that they are allocated in proportion to the number of rights attaching to existing shares and exercised on an irreducible basis.
- **Listing and trading:** the new shares will be admitted to listing on the *Premier Marché* of Euronext Paris S.A. from 24 November 2003.

The new shares will be subject to the full provisions of the memorandum and articles of association. They will be merged with existing shares and bear the same rights from 1 January 2003.

2/ Impact on shareholders

Subsequent to the capital increase, and in view of the financial position at 30 June 2003 (following the capital increases with waived pre-emptive subscription rights reserved for employees of the Crédit Agricole Group), the quota held by each shareholder in the shareholders' equity of Crédit Agricole S.A. (parent) is €13.91. The quota held by each shareholder in the consolidated shareholders' equity of Crédit Agricole S.A., in view of the financial position at 30 June 2003 (following the capital increases with waived pre-emptive subscription rights reserved for employees of the Crédit Agricole Group) is €15.83, compared with €15.81 prior to the increase.

Further, a shareholder who owned 1% of the share capital before the capital increase and who did not take part in the offer would afterwards hold 0.9167%, as well as the proceeds in euros from the sale of the attached pre-emptive subscription rights.

3/ Theoretical impact on market value

The impact on the market value of the company depends on the future course of the share price, linked entirely to the capital increase and the expected future returns on the equity thus raised. However, it is possible to measure a theoretical impact by comparing:

- the market value of the shares before the capital increase, measured by the average of closing prices for the 20 trading days prior to 16 October 2003, i.e. €17.18 per share,
- the theoretical value of the shares after the capital increase, equivalent to the sum of the pre-increase market capitalisation, namely €23,205.5 million, plus the net proceeds of the increase, namely €1,964.3 million, divided by the post-increase number of shares, namely 1,473.5 million. This gives a theoretical price of €17.08 per share.

The theoretical impact of the capital increase thus reduces the theoretical share price to 99.43% of its pre-increase value. This works out to a theoretical decrease of 0.57%.

At the Ordinary General Meeting

First resolution

Approval of parent company's accounts

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having familiarised itself with the Board of Director's management report and the Auditors' general report, approves the Board's report and the annual accounts for the financial year ended 31 December 2003, as presented.

It approves the transactions recorded in the said accounts or summarised in the said reports, as well as management acts undertaken by the Board during the financial year just ended.

In accordance with Article 223 *quater* of the French General Tax Code (*Code général des impôts*), the general meeting approves the total amount of the costs and expenses governed by Article 39-4 of the French General Tax Code, which total €37,229.87.

Consequently, it discharges the members of the Board of Directors for their management acts and the performance of their duties during the financial year ended 31 December 2003.

Second resolution

Approval of consolidated accounts

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, after having familiarised itself with the reports of the Board of Directors and the Auditors relating to the consolidated accounts, approves the Board's report and the consolidated accounts for the financial year ended 31 December 2003, as presented.

It approves the transactions recorded in those accounts or summarised in the said reports.

Third resolution

Appropriation of income and determination of dividend

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that the net income for financial year 2003 totals €611,124,134.64. Accordingly, the general meeting resolves to appropriate the income for financial year 2003 plus retained earnings totalling €152,675,986.00, that is, a total amount of €763,800,120.64, as follows:

1. to the legal reserve, 5% of net income for the financial year, that is €30,556,206.73.
2. the balance, plus a withdrawal from the optional reserve of €77,193,426.44, that is a total amount of €810,437,340.35 to payment of a net dividend of €0.55 per share with a tax credit of €0.275, for total income of €0.825 per share.

The dividend will be paid in cash as from 28 May 2004. If, when the dividends are paid, Crédit Agricole S.A. should hold various treasury shares, the amount corresponding to dividends unpaid as a result of those shareholdings will be noted in the accounts as "retained earnings".

In accordance with the provisions of Article 243 *bis* of the French General Tax Code, the dividends and the corresponding tax credit for the three previous financial years are set out below.

Financial year	Dividend	Tax credit (**)	Total
2000	€5.50	€2.75	€8.25
2001	€0.55 (*)	€0.275 (*)	€0.825 (*)
2002	€0.55 (*)	€0.275 (*)	€0.825 (*)

(*) *By a decision of the 29 November 2001 combined general meeting, the nominal value of the shares was reduced from €30 to €3 and the number of shares making up the company's share capital multiplied by ten.*

(**) *The rate of the tax credit referred to is 50 %. In certain cases, that rate may differ.*

Fourth resolution

Approval of the agreements governed by Articles L.225-38 *et seq* of the French Commercial Code

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having familiarised itself with the special Auditors' report on the agreements governed by Articles L.225-38 *et seq* of the Commercial Code, approves the transactions addressed in the said report and discharges the directors in this regard.

Fifth resolution

Appointment of director

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, resolves to replace Mr Pierre Bastide who resigned from his duties on 1 March 2004 with the appointment of Mr Alain Dieval as a director for the remaining period of Mr Bastide's term expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2004.

Sixth resolution

Appointment of director

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, resolves to replace Mr Jean Peyrelevade who resigned from his duties on 2 October 2003, with the appointment of Mr Daniel Lebègue as director for the remaining period of Mr Peyrelevade's term expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2004.

Seventh resolution

Appointment of director

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, resolves to replace Mr Jean-Marie Sander who resigned from his duties on 10 June 2003, with the appointment of Mr Michel Michaut as director for the remaining period of Mr Sander's term expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2004.

Eighth resolution

Renewal of director's term

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Pierre Bru's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Ninth resolution

Renewal of director's term

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Yves Couturier's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Tenth resolution

Renewal of director's term

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Pierre Kerfriden's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Eleventh resolution

Renewal of director's term

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Jean Le Brun's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Twelfth resolution

Appointment of statutory and alternate statutory Auditors

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings,

- notes the resignation at the end of this ordinary general meeting of:
  - Cabinet Alain Lainé, statutory Auditors, and
  - Cabinet Mazars et Guerard, alternate statutory Auditors whose terms end;
- appoints, in their place, the following Auditors:
  - PricewaterhouseCoopers Audit as statutory Auditors (registered office: 32 rue Guersant, 75017 Paris), and
  - Pierre Coll as alternate statutory Auditor (address: 34 place des Corolles, 92908 Paris La Défense Cedex);

for the remaining period of the two previously mentioned auditors' terms expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2005.

Thirteenth resolution

Authorisation to be given to the Board of Directors to issue bonds and other debt securities

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with Articles L.225-100, L.228-40 and L.228-41 of the Commercial Code, authorises the Board of Directors to issue, at one or more times in France or abroad, by public offering or by private placement, bonds or other debt securities conferring in the same issue a debt interest in the company, including subordinated or senior perpetual or fixed term bonds bearing interest at a fixed or variable rate or zero-coupon bonds, and with or without warrants with rights to the distribution or purchase of or subscription for bonds or other debt securities.

In particular, the bonds may be subordinated fixed or perpetual bonds or may have the characteristics of bonds indexed to any type of index or security or complex bond as understood by the authorities regulating the stock exchange (e.g. by virtue of their terms of redemption or return or other rights such as indexation, or rights to options); as regards the issue of subordinated bonds, the Board of Directors will determine their rank in accordance with the provisions of Article L.228-97 of the Commercial Code.

This authorisation is made for a maximum nominal amount of €20 billion, in euros, foreign currency or currency units developed by reference to the euro and/or to one or more foreign currencies, with or without mortgage or other security, in such proportions, in such forms, at such times and subject to such terms and conditions of issue, redemption and repayment, it being specified that this maximum nominal amount applies to all bonds or other debt securities issued directly or following the exercise of warrants, but does not include any bond discount or discounts, and that negotiable debt securities, within the meaning of Articles L.213-1 to L.213-4 of the French Monetary and Financial Code (*Code monétaire et financier*) do not fall within this authorisation.

For issues in foreign currency, the amount of the aforementioned authorisation deemed to be used will be calculated using the exchange rate for the said currency as of the date of the issue in question.

The general meeting grants full authority to the Board of Directors, with the right to further delegate as provided for by law, to issue, at one or more times, the said loans and specifies that the Board will not be subject to any restrictions regarding the procedures governing the issue of debt securities, to secure them, if necessary, with any security interest in personal or real property belonging to the company and, in general, to take any steps necessary to ensure the successful completion of the said issue(s).

In accordance with the law, this authorisation is valid for a term of five years from the date of this decision.

This authorisation supersedes and thus cancels the authorisation granted in the eleventh resolution approved at the general meeting held on 21 May 2003. However, all issues approved by the Board of Directors as of the date of this general meeting shall be duly completed and properly allocated to the authorisation granted at the 21 May 2003 general meeting.

Fourteenth resolution

Directors' fees

Pursuant to Article L.225-45 of the Commercial Code, the general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, sets the total annual amount of fees to be allocated to directors at €670,000 in light of their duties.

Fifteenth resolution

Authorisation to be given to the Board of Directors to trade in the company's shares

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having familiarised itself with the report of the Board of Directors and the information memorandum issued by the Financial Markets Authority (*Autorité des Marchés Financiers*), authorises the Board of Directors to trade in the company's shares in accordance with the provisions of Articles L.225-209 *et seq* of the Commercial Code.

This authorisation, which replaces that granted at the ordinary general meeting held on 21 May 2003, is granted to the Board of Directors until renewed at a future ordinary general meeting and, in any event, is granted for a maximum period of eighteen months from the date of this general meeting.

The purchases of the company's shares effected by the Board of Directors pursuant to this authorisation may not, under any circumstances, result in the company holding more than ten percent (10%) of its share capital.

Under the share repurchase programme implemented by the company, the company's shares may be purchased, sold or transferred, at one or more times, by any means, i.e. on the exchange, over the counter or through derivatives traded on regulated markets or over the counter (such as purchase and sale options or any combination thereof) as provided for by the appropriate market authorities and at such times as the Board of Directors or the person acting pursuant to a delegation from the Board of Directors shall determine. The portion of the share repurchase programme completed through block purchases may cover the entire programme.

The number of shares purchased may not exceed 10% of the total number of shares making up the company's share capital as of the date on which the said purchases occur and the maximum number of shares held after the said purchases may not exceed 10% of share capital.

The total amount that the company may use to repurchase its shares during this period is €2 billion. The shares may not be purchased for more than €30 and may not be sold for less than €3. That said, these shares may be distributed at no cost as provided for by law.

This authorisation is designed to allow the company to execute market or over-the-counter share transactions for any purpose authorised by applicable laws or regulations currently in force. In particular, the company may use this authorisation:

1. to stabilise the market price of the company's shares by buying and/or selling its shares on the exchange against market trends;

2. to buy and/or sell the company's shares based on market trends;

3. to manage investments as defined in Articles L.321-1 *et seq* of the French Monetary and Financial Code;

4. to grant share options to some or all company employees and/or to some or all of its officers and directors who act as executives of the company or the companies or groupings affiliated with it as defined by Article L.225-180 of the Commercial Code;

5. to distribute shares in the company to the employees listed in the previous paragraph to allow them to participate in employee profit-sharing and savings schemes;

6. to hold the shares in the company that have been purchased, sell them or, in general, transfer them in any legal manner whatsoever, in particular by conducting exchanges or payments using the said shares, *inter alia*, in connection with acquisitions of other companies, pursuant to liquidity undertakings issued by the company, following the issue of equity securities or in connection with the implementation by the company of an asset or financial management policy; and

7. to retire such shares, subject, in this case to the approval of the 20th resolution.

The purchase, sale and/or transfer of shares in the company by the Board of Directors pursuant to this authorisation may be undertaken at any time during the life of the share repurchase programme.

The company may also use this resolution and implement its repurchase programme in accordance with laws and regulations, in particular the provisions of Regulation 2002-04 of the COB (stock exchange operations commission), during a public cash or exchange offer made by the company or involving the company's securities.

Each month, the company must inform the Financial Markets Authority (Autorité des Marchés Financiers) of the purchases, sales and transfers effected and, generally, complete all necessary formalities and make all necessary filings.

The general meeting grants all authority to the Board of Directors to implement this authorisation and to determine relevant procedures, and in particular, to submit any stock exchange orders, sign any instruments, conclude any agreements, make any filings, complete any formalities and, generally, do whatever is necessary.

At the Extraordinary General Meeting

Sixteenth resolution

Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right retained)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, and in accordance with the provisions of Article L.225-129 III § 3 of the Commercial Code:

1. delegates to the Board of Directors, with the authority to further delegate as provided for by law, the authority necessary to issue equity and/or other securities, including separate warrants issued for valuable consideration or at no cost, that grant present or future rights to a portion of the company's share capital at any time or on a specified date, by subscription for, conversion into, exchange of, redemption, presentation of a certificate or in any other manner, at one or more times, in such proportions and at such times as it determines, in euros, foreign currency or any monetary units developed by reference to a basket of foreign currencies, in France or abroad, with or without a premium, with the pre-emptive subscription right retained, which may be subscribed for in cash or by setting off claims, excluding, however, the issue of held-to-maturity securities pursuant to Article L.228-30 of the Commercial Code, preference shares pursuant to Article L.228-11 of the Commercial Code, and any securities granting rights to receive such securities;

2. decides that the nominal amount of the capital increases to be completed immediately or in the future pursuant to this delegation may not exceed €1 billion or the equivalent thereof, in light of the adjustments that must be made in accordance with the legal requirements to preserve the rights of holders of securities granting rights to a portion of the company's share capital;

3. further decides that the maximum nominal amount of debt securities granting rights to share capital that may be issued pursuant to this delegation shall not exceed €5 billion or the equivalent thereof in foreign currency, which shall be separate and distinct from the value of debt securities that do not grant rights to share capital whose issue is authorised under the 13th resolution of this general meeting;

4. decides that shareholders may exercise their pre-emptive rights rateably to subscribe for a minimum number of shares, as provided for by law, and that the Board may further grant shareholders a pre-emptive right rateably to subscribe for more securities than the said minimum in proportion to the subscription rights that they hold, up to the number they request. If the exercised *irrevocable (and revocable, if any)* subscription rights do not take up an entire securities issue, the Board may, at its election, limit the issue to the subscriptions received, if the legal requirements have been satisfied, and allocate the securities not subscribed for as it deems appropriate and/or offer them to the general public;

5. expressly waives the shareholders' pre-emptive subscription right to shares to be issued by converting bonds or exercising warrants and acknowledges that, by operation of law, this decision constitutes the shareholders' waiver of their pre-emptive subscription right to securities to which the said securities grant a right in favour of the holders of the securities issued pursuant to this delegation;

6. grants full authority to the Board of Directors, with the right to further delegate as provided for by law:
   - to determine the form and characteristics of securities to be issued, as well as issue dates, deadlines and procedures;
   - to determine the issue price, amounts and effective date (including a retroactive date) of securities to be issued;
   - to determine the payment method for shares and/or securities that have been or will be issued;
   - to determine, as required, the procedures according to which the company has the right to purchase or exchange securities that have been or will be issued on stock exchanges at any time or during specific periods;
   - to determine, as required, the procedures to preserve the rights of holders of securities granting rights to the company's share capital, and to suspend the exercise of the rights attached to the said securities for a maximum of three months;
   - based solely on its decision and as it deems appropriate, to allocate issue-related costs, duties and fees to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each issue;
   - to list securities to be issued on a regulated exchange, as required; and
   - generally, to take any steps, sign any agreements and complete any formalities to ensure the success of the issues, formally record the resulting capital increases and amend the memorandum and articles of association as required.

7. decides that this delegation, which replaces that granted at the extraordinary general meeting held on 21 May 2003 and cancels the portion thereof that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

Seventeenth resolution

Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right waived)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, and in accordance with the provisions of Article L.225-129 III §3 of the Commercial Code:

1. delegates to the Board of Directors, with the right to further delegate as provided for by law, the authority necessary to issue equity and/or other securities, including separate warrants issued for valuable consideration or at no cost, that grant present or future rights to a portion of the company's share capital at any time or on a specified date, by subscription for, conversion into, exchange of, redemption, presentation of a certificate or in any other manner, at one or more times, in such proportions and at such times as it determines, in euros, foreign currency or any monetary units developed by reference to a basket of foreign currencies, in France or abroad, with or without a premium, which may be subscribed for in cash or by setting off claims, excluding, however, the issue of held-to-maturity securities pursuant to Article L.228-30 of the Commercial Code, voting or non-voting preference shares pursuant to Article L.228-11 of the Commercial Code, and any securities granting rights to a portion of the share capital;

2. decides that:

- the nominal amount of the capital increases to be completed immediately or in the future pursuant to this delegation may not exceed €1 billion or the equivalent thereof, in light of the adjustments that must be made in accordance with the legal requirements to preserve the rights of holders of securities granting rights to a portion of the company's share capital;
   - further, the maximum nominal amount of debt securities that may be issued pursuant to this delegation shall be €5 billion or the equivalent thereof in foreign currency;
   - all such issues must be covered by the unused portion of the ceilings set out in the 16th resolution; all issues completed pursuant to this resolution shall be counted against the corresponding ceiling(s).

3. decides to waive the shareholders' pre-emptive subscription right to the securities to be issued; the Board of Directors may grant the shareholders a right to subscribe rateably for a minimum number of shares, or, if appropriate, for excess shares covering all or part of the issue, subject to such term and conditions as it stipulates; this priority subscription right shall not result in the issue of negotiable rights;

4. decides that, if the shareholders and general public have not subscribed for all of a securities issue, the Board of Directors may take either or both of the following actions, in the order that it desires:
   - limit the issue to the amount of subscriptions, provided that the legal conditions are satisfied;
   - distribute all or some of the shares not subscribed for as it deems fit;

5. expressly waives the shareholders' pre-emptive subscription right to shares to be issued by converting bonds or exercising warrants and acknowledges that, by operation of law, this decision constitutes the shareholders' waiver of their pre-emptive right to securities to which the said securities grant a right in favour of the holders of securities issued pursuant to this delegation;

6. decides that, in the event of a present or future issue of shares for cash, the amount received or to be received by the company for each share issued pursuant to this delegation must be at least equal to the minimum issue price provided for by law, after adjustment, if necessary, of this price to take the different effective date into consideration; the amounts paid in subscribing for warrants will be included in this calculation;

7. decides that the Board of Directors may, within the limits of the overall capital increase referred to in point 2 above, increase share capital by issuing shares in exchange for the in-kind contribution of securities tendered pursuant to an exchange offer or combined offer (with the first as the primary offer and the second as an alternative) made by the company for the securities of another publicly traded company, subject to the terms, conditions and reservations set forth in Article L.225-148 of the Commercial Code, and, for that purpose, shall have full authority (i) to develop the list of securities to be tendered in the exchange, (ii) to determine issue terms and conditions, exchange ratio and, if applicable, any cash payment for partial shares, and (iii) to establish issuing procedures;

8. grants full authority to the Board of Directors, with the right to further delegate as provided for by law:
   - to determine the form and characteristics of securities to be issued, as well as issue dates, deadlines and procedures;
   - to determine the issue price, amounts and effective date (including a retroactive date) of securities to be issued;
   - to determine the payment method for shares and/or securities that have been or will be issued;
   - to determine, as required, the procedures according to which the company has the right to purchase or exchange securities that have been or will be issued on stock exchanges at any time or during specific periods;
   - to determine, as required, the procedures to preserve the rights of holders of securities granting rights to the company's share capital, and to suspend the exercise of rights attached to the said securities for a maximum of three months;
   - based solely on its decision and as it deems appropriate, to allocate issue-related costs, duties and fees to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each issue;
   - if appropriate, to list securities to be issued on a regulated exchange; and
   - generally, to take any steps, sign any agreements and complete any formalities to ensure the success of the issues, formally record the resulting capital increases and amend the memorandum and articles of association as required;

9. decides that this delegation, which replaces that granted at the extraordinary general meeting of 21 May 2003, and cancels that portion that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

Eighteenth resolution

Authorisation to be given to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, after having familiarised itself with the report of the Board of Directors, and in accordance with the provisions of Article L.225-129-II of the Commercial Code:

1. delegates to the Board of Directors full authority to increase share capital at one or more times, in such proportions and at such times as the Board may deem appropriate, by incorporating share premiums, reserves, profits or other items that may, in accordance with the law or pursuant to the memorandum and articles of association, be incorporated in the form of a no-cost share distribution or an increase in the nominal value of current shares, or both;

2. decides that the nominal amount of the capital increases that may be effected pursuant to this delegation may not exceed €3 billion, which ceiling is separate and distinct from the aggregate limit provided for in the 16th and 17th resolutions put to the general meeting;

3. if this delegation is used, grants the Board of Directors full authority as provided for by law, with the right to further delegate as provided for by law:
   - to determine the amount and the type of monies to be incorporated

in the share capital, determine the number of new shares to be issued or the amount by which the nominal value of current shares will be increased, establish the date (including a retroactive date) as of when the new shares shall be eligible for dividend payments or as of when the increase in nominal value will be effective;
- in the event of a no-cost share distribution, to decide, as an exception to the provisions of Article L.225-149 of the *Commercial Code*, that the rights to any fractional shares shall not be negotiable and any such shares will be sold; the proceeds from the sale shall be allocated to rights holders no later than 30 days after the date on which the whole number of shares allocated is registered to their account;
- to make any adjustments required by law or regulation;
- to formally record each capital increase and amend the memorandum and articles of association accordingly; and
- to take any measures required and sign any agreement necessary to ensure that the transactions undertaken are successfully completed and, in general, take all actions and complete all formalities necessary to finalise the capital increase(s) that may be undertaken pursuant to this delegation; and

4. decides that this delegation, which replaces that granted at the combined ordinary and extraordinary general meeting held on 21 May 2003, and cancels that portion that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

Nineteenth resolution

Authorisation to be given to the Board of Directors to effect capital increases reserved for employees participating in a company savings scheme

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings and after having familiarised itself with the report of the Board of Directors and the special Auditors' report:

1. in accordance with the provisions of Articles L.225-129 and L.225-138 IV of the Commercial Code and Articles L.443-1 *et seq* of the French Labour Code, authorises the Board of Directors to issue, at one or more times and based on its sole decision, shares reserved for employees of the Crédit Agricole Group, which consists of the company, companies included in the company's consolidated accounts, Crédit Agricole Regional Banks and their subsidiaries, and companies controlled by the company and/or the Regional Banks pursuant to Article L.444-3 of the French Labour Code, once such employees elect to participate in one of the Crédit Agricole Group's company savings schemes and/or one of the voluntary employee savings schemes of one of the companies in the Crédit Agricole Group;

2. decides to waive the shareholders' pre-emptive subscription right to shares that may be issued pursuant to this authorisation and to waive any right to shares that may be distributed at no cost based on this resolution in favour of the aforementioned employees;

3. sets the maximum nominal amount of the capital increase that may be completed pursuant to this authorisation at €150 million;

4. decides that the subscription price for Crédit Agricole S.A. shares may not exceed the average of the prices quoted on the Euronext Paris S.A. *Premier Marché* during the twenty trading days prior to the date on which the Board of Directors or the Chairman of the Board sets the start date for the subscription period, nor be more than 20% less than the said average, or more than 30% less when the term of the freeze provided for by the plan pursuant to Article L.443-6 of the French Labour Code is greater than or equal to 10 years. The Board of Directors may, upon implementation of this delegation, reduce the amount of the discount on a case-by-case basis in order to comply with statutory and regulatory requirements, including tax-related, accounting or other parent company requirements in any country where Crédit Agricole Group companies or groups taking part in the capital increase are located;

5. authorises the Board of Directors, pursuant to the provisions of Article L.443-5 § 4 of the French Labour Code, to distribute shares, at no cost to subscribers, to be issued or that have already been issued or any other securities to be issued or that have already been issued that grant rights to share capital;

6. decides that this delegation, which replaces that granted by the 17th and 19th resolutions of the combined ordinary and extraordinary general meeting held on 21 May 2003 and cancels that portion that has not been used to date, is valid for a period of five years as of the date of this general meeting.

The general meeting grants full authority to the Board of Directors with the right to further delegate that authority as provided for by law, to determine the terms, conditions and procedures for effecting the capital increase(s) approved pursuant to this resolution, in particular:

1. to establish criteria that companies consolidated within the Crédit Agricole Group must meet for their employees to take advantage of the capital increases covered by the aforementioned authorisation;

2. to determine criteria that beneficiaries of the newly issued shares must meet, in particular to determine whether the shares may be subscribed for directly by employees participating in a company savings scheme or a voluntary employee savings scheme or through a company investment fund or other structures or entities permitted to do so under applicable law and regulations;

3. to determine the terms, conditions and procedures for the issues to be effected pursuant to this resolution, and in particular, to determine the number of shares to be issued and the issue price for each issue;

4. to set the dates when the subscription period will begin and end and the effective date of shares issued, as well as dates, deadlines and other conditions and procedures for the issue(s);

5. in the event of a no-cost distribution of shares or other securities granting an interest in share capital, to elect either to replace the said distribution in whole or in part at the maximum discount rates provided for above for calculating the issue price, or allocate the equivalent value of the said shares and securities to the employer contribution, or a combination of the two;

6. to formally record completion of the capital increase(s), or have it (them) formally recorded, up to the value of the shares that have actually been subscribed for individually or through a company investment fund or other structures or entities permitted to do so under applicable law and regulations;

7. to allocate expenses of the share capital increase(s) to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each increase;

8. to amend the memorandum and articles of association accordingly; and

9. generally to take any actions and decisions required to ensure that the capital increase(s) is (are) successfully completed and sign all documents and agreements and complete all formalities necessary and appropriate to finalise the aforementioned capital increase(s).

Twentieth resolution

Authorisation to be given to the Board of Directors to reduce share capital by retiring shares

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, authorises the Board of Directors, in accordance with Article L.225-209 of the Commercial Code:

1. to retire, at one or more times, at its sole initiative, all or part of the shares acquired by the company pursuant to the authorisation for the company to repurchase its own shares in the 15th resolution or subsequent authorisations, subject to a limit of 10% of share capital per twenty-four month period as of this general meeting; and

2. to correspondingly reduce the share capital by allocating the difference between the repurchase value of the retired shares and the nominal value to share premiums and available reserves, as it deems fit.

This authorisation, which replaces that granted at the combined ordinary and extraordinary general meeting held on 21 May 2003, and which cancels the said authorisation, is granted to the Board of Directors for a period of twenty-four months from the date hereof, with the right to further delegate, to sign all instruments, complete all formalities or issue any statements in order to retire the shares, finalise the reduction(s) of capital, formally record the completion thereof, amend the memorandum and articles of association accordingly and generally take all necessary action.

Twenty-first resolution

Formalities and authorisations

The general meeting hereby grants full authority to the bearer of an original, copy or extract of the minutes of this combined ordinary and extraordinary general meeting to complete any legal filing or publication formalities relating to or arising as a result of the decisions taken in the aforementioned resolutions and/or any additional resolutions.

Document request form

CRÉDIT AGRICOLE S.A.

Combined General Meeting

Wednesday, 19 May 2004 at 10.00 a.m.

at CNIT Paris - La Défense

Please return to:

CA-IS/CT

« Assemblée générale de Crédit Agricole S.A. »

14, rue Rouget-de-Lisle

92862 Issy-Les-Moulineaux Cedex 09

France

- I hold shares in Crédit Agricole S.A.:

☐ registered

☐ bearer, account with: ....

- I hold units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Credit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs (company investment funds).

I wish to receive documents and information concerning the abovementioned meeting, as per Articles 133 and 135 of the Decree of 23 March 1967 on commercial companies.

Date: 2004

Signature

NB: *Shareholders may, by submitting one single request, ask the company to dispatch, for all subsequent general meetings of shareholders (ibid, Article 138), the documents and information itemised in Articles 133 and 135 of the Decree of 23 March 1967.*

Name: .... Christian name: ....

Address: ....

....

Postcode: ☐☐☐☐☐ City: .... Country: ....

Please write in block capitals and return the form in its entirety.
This form will be used to dispatch the documents you have requested.

Pursuant to Act 78-17 of 6 January 1978 (Data Protection Act), shareholders can exercise their right to access all information concerning them by contacting

CA-IS/CT
« Actionnariat Crédit Agricole S.A. »
14, rue Rouget-de-Lisle
92862 Issy-Les-Moulineaux Cedex 09

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. 2003 FULL-YEAR RESULTS

Very strong performance by each business line

Robust earnings

Good progress with Crédit Lyonnais integration

2003 was an outstanding year for Crédit Agricole S.A., owing to the success of the Crédit Lyonnais offer, the acquisition of Finaref, and the robust growth recorded by each business line. Full-year results reflect the group's major transformation in 2003 and highlight the very strong performances by all business lines. Gross operating rose by 29.5% while pre-tax income was up 38.6%.

All the group's business lines contributed to these highly positive trends:

- Both retail networks demonstrated a strong commercial impetus;
- The consumer credit business continued to grow rapidly;
- Net new inflows grew firmly in asset management;
- The corporate and investment banking business posted strong income growth;
- The contribution from international retail banking recovered sharply.

These performances demonstrate the group's ability to generate excellent results, while successfully completing one of the largest tie-up projects ever carried out in France. The Board of Directors will propose the payment of a net dividend of € 0.55 per share (€ 0.825 including tax credit) at the General Meeting of Shareholders.

2003: an outstanding year

Six business lines

contribution to net income before goodwill amortisation and integration-related costs, in millions of euros [1]


International retail banking
223
Crédit Agricole Regional Banks
589
Corporate and investment banking
782
Crédit Lyonnais retail banking network
501
371
Specialised financial services
870
Asset management, insurance and private banking

[1] Excluding "Proprietary asset management and other activities" (€ - 582 m)

Net banking income	€12,721 m
	+9.1%
Gross operating income	€3,832 m
	+29.5%
Net income group share, before goodwill amortisation and integration-related costs	€2,401 m
	+28.5%
Shareholders' equity	€23.6 bn

Net income group share amounted to €1.140m (- 8.5%). This figure mainly reflects the cost of integrating Crédit Lyonnais (€513m).

To make it easier to compare and analyse the group's operating trends, all these figures are shown 'pro forma', as if Crédit Agricole S.A. had acquired control of Crédit Lyonnais on 1 January 2002.



The press release and slide presentation are available on our internet website:

www.credit-agricole-sa.fr

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1.A

Pricing Supplement relating to the issuance of GBP 150,000,000
Floating Rate Notes Due March 25, 2009

Dated March 23, 2004

Please see attached.

casa 1b

CRÉDIT AGRICOLE S.A.

LONDON BRANCH

PRICING SUPPLEMENT

23 March 2004

Crédit Agricole S.A.
acting through its London Branch
Issue of GBP 150,000,000 Floating Rate Notes due 25 March 2009
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated June 6, 2003. This Pricing Supplement is supplemental to, and must be read in conjunction with, such Offering Circular..

Provisions appearing on the face of the Notes

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch	the Issuer is acting through its London Branch
2	(i)	Series Number:	52
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate Nominal Amount:		GBP 150,000,000
	(i)	Series:	GBP 150,000,000
	(ii)	Tranche:	GBP 150,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	GBP 150,000,000
6	Specified Denominations:		GBP 10,000
7	(i)	Issue Date:	25 March 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		25 March 2009
9	Interest Basis:		Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par

11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	Status of the Notes:	Ordinary
14	Listing:	Luxembourg
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Not Applicable
17	Floating Rate Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 25 March, 25 June, 25 September and 25 December in each year, from (and including) 25 June 2004 to (and including) the Maturity Date, subject to adjustment in accordance with the Business Day Convention.
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 5(j)):	London and New York
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Interest Period Date(s):	See Sup-paragraph 17 (i)
	(vi) the	Party responsible for calculating Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination Condition 5(b)(iii)(B)):	
		• Relevant Time:	11 am London time
		• Interest Determination Date:	First day of each Interest Period
		• Primary Source for Floating Rate:	Moneyline Telerate page 3750
		• Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
		• Relevant Financial Centre:	Not Applicable
		• Benchmark:	LIBOR
		• Representative Amount:	Not Applicable
		• Effective Date:	Not Applicable
		• Specified Duration:	3 months
	(viii)	ISDA Determination (Condition	Not Applicable

		5(b)(iii)(A)):	
		• Floating Rate Option:	Not Applicable
		• Designated Maturity:	Not Applicable
		• Reset Date:	Not Applicable
		• ISDA Definitions: if different from those set out in the Conditions):	Not Applicable
	(ix)	Margin(s):	+ 0.05 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 5(j)):	Actual/365, adjusted
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv) of Rate out	Fall back provisions, rounding provisions, denominator and any other terms relating to the method calculating interest on Floating Notes, if different from those set in the Conditions:	Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Not Applicable
22	Put Option		Not Applicable
23	Final Redemption Amount		Nominal amount
24	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

casa lb

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor Eligible:	No
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London and New York
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No.
28	Details relating to Partly Paid Notes:		Not Applicable
	amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:		Dresdner Bank AG London Branch
35	Additional selling restrictions[2]:		Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:	XS018 838 273 2
37	Common Code:	18 838 273

38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL AGENT AND CALCULATION AGENT Crédit Agricole S.A., London Branch 2nd Floor, 122 Leandenhall Street London EC3V 4QH, United Kingdom REGISTRAR, EXCHANGE AGENT, ISSUING AGENT Citibank. N.A. 5 Carmelite Street London EC4Y OPA, United Kingdom LUXEMBOURG LISTING AGENT Crédit Agricole Investor Services Bank Luxembourg S.A. 39, Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of **0.5527 GBP**, producing a sum of (for Notes not denominated in U.S. dollars):	**USD 271,394,970.15**

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LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ______________________

Duly authorised

Claude Shukang CHEN

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RECENT DEVELOPMENTS

2003 Year-End Results *(press release dated March 10, 2003)*

2003 pro forma(*) results

Very strong operating performance

- Gross operating income: €3.832 billion (+29.5%)
- Pre-tax income: €3.518 billion (+38.6%)

Robust earnings growth

- Net income group share before goodwill amortisation and integration-related costs: €2.401 billion (+28.5%)
- after goodwill amortisation and integration-related costs: €1.140 billion (-8.5%)

ROE: 10.6%(**)

Q4-2003 Pro forma consolidated results

- Gross operating income: €1.135 million (+ 49.0%)
- Pre-tax income: €1.080 million (+ 45.7%)
- Net income group share:
  - before goodwill and integration-related costs €757 million (+ 33.0%)
  - after goodwill and integration-related costs: €24 million (nm)

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 9 March 2004 to approve the results for the 2003 financial year.

These full-year results reflect the group's major transformation in 2003, notably with the integration of Crédit Lyonnais and Finaref.

They highlight the group's very strong operating performance:

- gross operating income was up 29.5% to €3.832 billion, driven by a 9.1 % increase in net banking income, while operating expenses remained under control (up 2.2%)
- pre-tax income rose by 38.6% to €3.518 billion.

---

* Crédit Lyonnais consolidated at 92.55% in the first half of 2003 and in 2002 and at 94.82% as at 1 July 2003. Proforma figures are used throughout this press release. Consolidated net income group share came to €1.026 billion (down 3.6% compared to 2002), with Crédit Lyonnais accounted for by the equity method during the first half of 2003 at 24.96% (weighted average ownership interest during the period) and consolidated at 94,82% as of 1 July 2003.

** [illegible] before goodwill and integration-related costs

All the group's business lines contributed to these highly positive trends:

- both retail networks demonstrated a strong commercial impetus
- the consumer credit business continued to grow rapidly
- net new inflows grew firmly in asset management
- the corporate and investment banking business saw a strong rise in operating income
- the contribution from international retail banking recovered sharply.

This operating performance was driven by the outstanding results achieved in the fourth quarter of 2003, when net banking income rose by 14.1% year-on-year to €3.431 billion, gross operating income by 49.0% to €1.135 billion, and ordinary income by 45.7% to €1.080 billion.

2003 results also reflect the impact of €513 million in pre-tax expenses for the Crédit Agricole-Crédit Lyonnais integration process, recorded in the income statement, together with a pre-tax €203 million extraordinary goodwill amortisation charge for Rue Impériale. All these charges were booked in full during the fourth quarter of 2003.

A dividend of €0.55 per share (or €0.825 including tax credit) will be proposed at the General Meeting of Shareholders.

* * *

While maintaining a strong pace of growth, the Crédit Agricole group managed to integrate Crédit Lyonnais more than originally anticipated during the offer phase.

As well as establishing group-wide business lines for central support functions (finance, risk management, human resources, etc.), Crédit Agricole decided to merge subsidiaries with identical activities in consumer credit (Sofinco/Finalion), leasing (Ucabail/Lixxbail), asset management (CAAM/CLAM) and life insurance (Predica/UAF). In addition, the group announced plans to merge Crédit Agricole Indosuez with Crédit Lyonnais' corporate and investment banking arm to create Calyon, the new subsidiary dedicated to financing for large corporates, capital markets activities and advisory services.

The group's reorganisation - from defining target structures to planning these mergers (most of them due for completion by June 2004) - has involved some 2,000 staff, divided into 250 working groups and sub-groups. All major decisions regarding information systems have been made; each business segment has chosen the systems it requires, while 20 projects have already been launched and will impact various business lines. Lastly, Credit Agricole has adopted a relocation policy that aims to group employees together by business line. 8,000 staff are due to relocate to the Paris region over the next few months (staff relocations began in February 2003). 40 companies in France are impacted by the integration process, which involves some 16,000 employees in France and around 25,000 worldwide.

When the Crédit Lyonnais offer was launched in December 2002, total full-year synergies of €760 million were identified for 2006. This target has since been confirmed for that year. However, synergies will filter through more slowly in 2004-05, due to the delay in closing the offer compared with the initial timetable.

Integration-related costs incurred in 2003 totalled €1.045 billion, including €906 million of costs involved in implementing synergies. Out of this total, €513 million was charged against income, while €532 million (synergy related costs borne by the acquired companies) was charged to Crédit Lyonnais' shareholders' equity and added to goodwill.

CRÉDIT AGRICOLE S.A. : CONSOLIDATED RESULTS

PRO FORMA RESULTS (all following figures are pro forma)

In 2003, all the group's business lines achieved very good results.

Gross operating income totalled €3.832 billion, up 29.5% compared to 2002. This growth was driven by:

- a 9.1% rise in **net banking income** to €12.721 billion (or 4,1% increase on a comparable consolidation basis), mainly due to the €586 million impact of Finaref. 2003 benefited in particular from: (i) the strong commercial performance by the Crédit Lyonnais retail banking network during the second half; (ii) the sharp growth recorded by the consumer credit business; (iii) the robust performances by the insurance and asset management businesses; and (iv) a significant increase in revenues from the Corporate & Investment Banking business line. Conversely, net banking income in the Proprietary Asset Management and Other Activities business line suffered from the impact of the stock market slump on equity portfolios, together with financing costs for the acquisitions made by Crédit Agricole S.A

- a moderate 2,2% increase in **operating expenses**, which would have fallen by 1.3% without the impact of Finaref's integration. The main factors behind this improvement include the impact of currencies (€126 million) and lower personnel expenses due to the halt on recruitment in 2003. These expenses also reflect initial synergy benefits from the integration of Crédit Agricole S.A. and Crédit Lyonnais (around €40 million). As a result, the **cost income ratio** improved substantially by 4.7 percentage points to 69.9% in 2003.

Risk-related costs amounted to €1.121 billion, up 45.6% versus 2002, which had seen large-scale writebacks of provisions (almost €100 million relating to Brazil). This rise in risk-related costs reflects the integration of Finaref, together with higher provisions for risk exposure in the Crédit Lyonnais network, particularly in the SME segment.

The **contribution from equity affiliates** was up 80.6% year-on-year to €856 million. This very strong growth was due to a 35.8% increase in the contribution from the Regional Banks (€630 million versus €464 million) and a sharply improved contribution from Banca Intesa (up €170 million).

Pre-tax income came to €3.518 billion, up 38.6% year-on-year.

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Consolidated net income group share, before goodwill amortisation and integration-related costs, amounted to €2.401 billion, a rise of 28.5%, giving an annualised ROE of 10.6%.

In 2003, the Crédit Agricole-Crédit Lyonnais integration process generated €513 million in gross expenses (€361 million after tax), which were charged against 2003 income. In addition, €532 million in expenses were borne by the acquired company and added to goodwill. These combined expenses cover: (i) the costs involved in implementing synergies (€906 million), *i.e.* support for external mobility, streamlining of premises, information systems costs, etc.; and (ii) other integration-related expenses (advisory bank fees, etc).

Consolidated net income group share came to €1.140 billion in 2003, down 8.5% from 2002.

Results for the **fourth quarter of 2003** reflected an excellent operating performance:

- **gross operating income** (€1.135 billion) rose by 49.0% compared to the fourth quarter of 2002, with revenues up 14.1% and operating expenses rising by just 2.3%
- **risk-related costs** totalled €316 million versus €236 million in the fourth quarter of 2002
- **the contribution from equity affiliates** increased by 33.5% to €239 million.

As a result, **ordinary income** rose by 45.7% to €1.080 billion. After booking €513 million in integration-related provisions in the fourth quarter of 2003, net income came in at €107 million, down 77.5% compared to the fourth quarter of 2002. Net income group share, before goodwill amortisation and integration-related costs, was €757 million, showing a 33% increase on the same quarter of 2002.

In millions of euros	**2003**	**% change 2003/2002**	**Q4-03**	**% change Q4-03/Q4-02**
Net banking income	**12,721**	**+9.1%**	**3,431**	**+14.1%**
Operating expenses	(8,889)	+2.2%	(2,296)	+2.3%
Gross operating income	**3,832**	**+29.5%**	**1,135**	**+49.0%**
Risk-related costs	(1,121)	+45.6%	(316)	+33.9%
Income from equity affiliates	856	+80.6%	239	+33.5%
Net income on fixed assets	(49)	(60.5%)	22	(38.9%)
Pre-tax income	**3,518**	**+38.6%**	**1,080**	**+45.7%**
Integration-related costs	**(513)**	**nm**	**(513)**	**nm**
Net income	**1,493**	**+5.1%**	**107**	**(77.5%)**
Net income group share	**1,140**	**(8.5%)**	**24**	**(94.3%)**
Net income group share before goodwill amortisation and integration-related costs	**2,401**	**+28.5%**	**757**	**+33.0%**

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FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity group share totalled €23.5 billion at end-2003 compared to €20.7 billion at end June 2003.

Risk-weighted assets totalled €212.5 billion at end-2003, down 3% versus end June 2003.

The overall solvency ratio was 8.9% (Tier 1 ratio: 7.9%) compared to respectively 8.2% and 7.5% at end June 2003.

PRO FORMA RESULTS BY BUSINESS LINE

Crédit Agricole S.A.'s six business lines performed excellently in 2003, generating **ROE of 14.8%** over the full year, up from 13.8% in the first half of 2003

1. FRENCH RETAIL BANKING - CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks delivered a strong commercial performance in all business areas.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) rose by €23 billion (+7%) between end-December 2002 and end-December 2003, reaching €350.2 billion. Bank deposits were driven by the sharp rise in precautionary and semi-liquid savings: with passbook deposits rising by 13.8% (or by €6 billion) and home-finance savings by 5.8%. Sight deposits continued to increase to €60.7 billion (up 5.3% year-on-year).

Amounts outstanding in life insurance policies distributed by the Regional Banks continued to grow sharply, rising by 10.4% to €89.1 billion. Amounts outstanding in mutual funds were up significantly by 12.7% year-on-year.

Lending remained firm, with particularly strong growth in the second half. New medium- and long-term lending totalled €42.1 billion (up 17.2% year-on-year), including €23.8 billion in the second half. The Regional Banks had €223.3 billion of loans outstanding at end-2003, a year-on-year increase of 7.1%. This increase in lending stems from very strong performances in local authority finance (up 13.4%) and in home loans (up 10.1% year-on-year).

In millions of euros	**2003**	**% change 2003/2002**	**Q4-03**	**% change Q4-03/Q4-02**
Income from equity affiliates	630	+35.8%	174	+10.8%
Pre-tax income	**630*** **	**+35.8%**	**174**	**+10.8%**
Tax	(41)	nm	-	-
Net income before goodwill amortisation	**589**	**+26.9%**	**174**	**+10.8%**

*** [illegible] received from Regional Banks

Allocated capital (€ bn)	3.0
ROE	17.9%

Gross operating income for the Regional Banks (accounted for under the equity method) grew sharply by 15% compared to 2002, owing to a combination of two positive factors:

- **net banking income** rose to €11 billion, up 7% year-on-year (or 3.3% excluding investment of excess equity). This growth is partly due to the substantial increase in fee income (up 7.4%), which was mainly fuelled by fees for services and other banking transactions (up 9.0%) and insurance fees (up 9.8%)

- the increase in operating expenses remained under control (+1.8%).

Overall, the **cost/income ratio** (excluding dividends received from Crédit Agricole S.A.) improved by three percentage points to 59.7% versus 62.7% at year-end 2002.

Despite the difficult economic background, **the cost of credit risk** remained well under control, amounting to 31 basis points over the full year. Doubtful loans as a percentage of total loans outstanding continued to decline, reaching 3.9% at end-2003 compared to 4.1% a year earlier.

As a result, the **aggregate net income** of the 43 Regional Banks, equity-accounted at 25%, showed a very sharp year-on-year increase of 14.6% to €2.5 billion. The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 26.9% to €589 million, after the accretive impact of dividends paid, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

Annualised ROE in this business line was 17.9%, up from 16.4% in the first half of 2003.

The **fourth quarter** benefited from a strong commercial performance and a 3.4% increase in gross operating income compared to the fourth quarter of 2002. Net income from equity affiliates, before goodwill amortisation, amounted to €174 million, up 10.8% relative to the fourth quarter of 2002.

2. FRENCH RETAIL BANKING - CRÉDIT LYONNAIS

In millions of euros	**2003**	**% change 2003/2002**	**Q4-03**	**% change Q4-03/Q4-02**
Net banking income	**3,312**	**+3.6%**	**893**	**+8.0%**
Operating expenses	(2,409)	+2.3%	(620)	+3.0%
Gross operating income	**903**	**+7.0%**	**273**	**+21.3%**
Risk-related costs	(157)	x2.2	(27)	+22.7%
Pre-tax income	**746**	**(3.5%)**	**246**	**+21.2%**
Exceptional items + Tax + FGBR	(245)		(88)	+44.3%
Net income before goodwill amortisation	**501**	**(5.1%)**	**158**	**+11.3%**
Cost/income ratio	**72.7%**		**69.4%**	
Allocated capital (€ bn)	**2.1**			
ROE	**23.5%**			

The **Crédit Lyonnais** network also enjoyed robust growth in the individual and professional segments in 2003. This was fuelled by a sharp rebound in business levels in the second half.

Net banking income from the Crédit Lyonnais network totalled €3.312 billion in 2003, up 3.6% year-on-year. In the **individual and professional** segments, net banking income increased by 4.5%, driven by an increase in net interest income (+3.5%) and fee income (+4.6%).

The overall improvement in net interest income (+3.3%) reflects the strong growth in deposit and lending volumes:

- **funds taken**: on- and off-balance sheet customer funds outstanding were up 4.8% year-on-year to €108.1 billion. Savings deposits and sight deposits grew by 3.6% over the full year, based on an increase of 19% in passbook savings, 4% in home finance savings and 4% in sight deposits. In life insurance, new inflows remained very strong, surging by 9.6% year-on-year, with outstanding amounts rising to €27.3 billion at end-2003. Securities and mutual fund investments totalled €31.9 billion, up 2.7% compared to 2002 (after a 15% decline the previous year).

- **lending**: loans outstanding totalled €44.8 billion at end-2003, rising by 8.6% year-on-year and by 12% in the individual and professional segments alone. This growth was mainly driven by the increase in outstanding mortgage loans, which remained very strong (+14.6%), and in consumer credit (+9.4%). Meanwhile, the group pursued its policy of reducing loan exposure to the SME sector (down 5.3% year-on year), with a halt in the last quarter.

In the SME segment, net banking income was down 4.3% following the decision to reduce exposure in this market.

The 3.9% growth in fee income stems from a 9.6% increase in loan set-up fees (or +12.8% in the individual and professional segments alone) and a sharp pick-up in brokerage fees following the stock market rebound in 2003.

Operating expenses remained well under control during the year, rising by 2.3% year-on-year to €2.409 billion. Excluding provisions for employee incentives and profit sharing, this increase amounted to just 1.4%.

As a result, **gross operating income** improved by 7% to €903 million in 2003. The **cost income ratio** fell by almost one percentage point (0.9%) to 72.7% in 2003.

Risk-related costs totalled €157 million in 2003 (versus €71 million in 2002), impacted by increased provisions against a small number of specific SME exposures in the first half of 2003, and returning to more normal levels in the second half. Risk-related costs amounted to 45 basis points over the full-year compared to an all-time low of 21 basis points in 2002.

Overall, **net income before goodwill amortisation** came to €501 million in 2003, compared to €528 million in 2002.

ROE stood at 23.5% in 2003, rising by over four percentage points from the first half.

Net banking income grew faster in the **fourth quarter of 2003** (up 8% compared to the fourth quarter of 2002), due to a strong rise in net interest income (+6.1%) and sharp increase in fee income (+10.1 %). **Gross operating income** stood at €273 million, up 21.3% compared to the fourth quarter of 2002.

With risk-related costs returning to more normal levels, **net income before goodwill amortisation** amounted to €158 million, rising by 11.3% compared to the fourth quarter of 2002.

3. SPECIALISED FINANCIAL SERVICES

The **Specialised Financial Services** business continues to grow sharply, driven by consumer lending in both France and abroad. This growth was boosted by the integration of Finaref in the first quarter of 2003.

Consumer credit outstandings - mainly handled by Sofinco, Finaref, Finalion and Lukas - rose rapidly to reach €28.1 billion at end-2003. This represents a year-on-year increase of €8.6 billion or 44%, resulting from strong demand for credit (up €2 billion or 10.5%), the build-up in the Sofinco/Crédit Lyonnais partnership (up €1.9 billion) and the integration of Finaref (€4.7 billion at end-2003).

Foreign subsidiaries continued to generate rapid growth, with outstandings of €6.7 billion, up 23% year-on-year excluding Finaref. Sofinco stepped up its foreign presence by increasing its stake in Portugal's Credibom from 40% to 85% during the third quarter of 2003. The expansion of the Agos Itafinco Subsidiary in Italy accounts for three-quarters of overall international growth. The foreign subsidiaries now generate 41% of income in the consumer credit business, excluding Finaref (compared to under 30% a year earlier).

Net banking income from the consumer credit business rose by 70% over the full year and by 12.7% on a comparable consolidation basis. Its contribution to this business line's income continues to increase, reaching 85% over the year compared to 77% in 2002.

The rise in risk-related costs remained under control (+€27 million on a comparable consolidation basis) relative to the increase in business volumes.

Lease finance outstandings totalled €12.5 billion, rising by 0.3% year-on-year. Despite an adverse economic background in 2003, new lending increased by €3.8 billion or by 4.9% year-on-year.

In equipment leasing for professionals and businesses, Lixxbail achieved €1.558 billion of new business in 2003, up 9.2% year-on-year. Ucabail generated €1.769 billion of new business, a year-on-year increase of 9.3%, mainly due to the arrangement of major financing deals for public infrastructures.

Overall, net banking income from the leasing business was up 6.4% compared to 2002.

The **factoring business** posted revenues (factored receivables) of €25.7 billion, showing a slight decline from 2002 (down 0.9%) in a persistently tough environment. Overall factoring outstandings fell by 7.5% to €4.8 billion, masking an increase of over 3% in international outstandings.

In millions of euros	**2003**	**% change 2003/2002**	**% change 2003/2002 Excl. Finaref**	**04-03**	**% change Q4-03/04-02**	**% change Q4-03/04-02 Excl. Finaref ***
Net banking income	**2,208**	**+52.6%**	**+10.6%**	**606**	**+62.0%**	**+17.6%**
Operating expenses	(1,264)	+37.5%	+7.4%	(345)	+42.6%	+7.4%
Gross operating income	**944**	**+78.8%**	**+16.3%**	**261**	**+97.7%**	**+36.4%**
Risk-related costs	(356)	+66.4%	+7.5%	(109)	+84.7%	+23.7%
Income from equity affiliates	4		(50.0%)		-	
Pre-tax income	**592**	**+86.2%**	**+21.4%**	**152**	**x 2.1**	**+46.6%**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(221)	+75,4%	+14.3%	(65)	x 2.3	+57.1%
Net income before goodwill-amortisation	**371**	**+93.2%**	**+26.0%**	**87**	**+93.3%**	**+40.0%**
Cost/income ratio	**57.2%**			**56.9%**		
Allocated capital (€ bn)	**1.7**					
ROE	**21.1**					

* The Specialised Financial Services business line was expanded in 2003 with the addition of Finaref fully consolidated since 1 January 2003 Furthermore, Credibom, which was previously accounted for by the equity method (at 40%), has been fully consolidated since the third quarter of 2003. As a result, changes in the income statement are recalculated on a comparable consolidation basis, i.e. excluding the impact of these two companies.

Overall net banking income in the Specialised Financial Services division totalled €2.208 billion in 2003, a rise of 52.6% on 2002, or 10.6% on a comparable consolidation basis (i.e. excluding Finaref and Crédibom). Owing to a slower rise in **operating expenses** (up 37.5%, or 7.4% on a comparable consolidation basis), **gross operating income** increased by 78.8% (or 16.3% on a comparable basis) to €944 million. The **cost/income ratio** improved by over six percentage points to 57.2%.

Risk-related costs for this business line as a whole totalled €356 million, including €126 million resulting from its expansion. On a comparable consolidation basis, risk-related costs increased by 7.5%, i.e. slightly slower than business volumes.

Net income before goodwill amortisation amounted to €371 million, up 93.2% compared to 2002, or 26% on a comparable consolidation basis.

ROE was 21.1% in 2003 versus 20.5% in the first half of 2003.

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The positive trends observed in 2003 gathered pace in the fourth quarter. On a comparable consolidation basis, **gross operating income** increased by 36.4%, fuelled by sharp growth in net banking income (+17.6%). Net **income** before goodwill amortisation came in at €87 million, tap 40% on the fourth quarter of 2002.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The Asset Management, Insurance and Private Banking business line recorded robust growth, which was boosted by the integration of Finaref's insurance business and the Intesa Bci Suisse private banking business in 2003. Overall, assets under management rose by €36.4 billion year-on-year (or 10.6%) to €380 billion, excluding double counting.

Growth was particularly strong in **asset management**, with Crédit Agricole S.A.'s total assets under management rising by €32 billion to €285.8 billion (assets principally managed by Crédit Agricole AM, Crédit Lyonnais AM, CPR AM and BFT).

This growth stemmed from two factors. (i) brisk new business, with new inflows totalling €18 billion, driven principally by bonds and structured products; and (ii) the equity market rally since March 2003. The market effect was positive in 2003 (+€15 billion), compared to a negative impact of €18.3 billion in 2002. As a result of efforts to bolster foreign operations during the previous year, assets under management outside France rose by 30.5% on a comparable consolidation basis.

The **private banking** business increased assets under management by €4.7 billion to €87.7 billion over the year. This rise was due to €1.4 billion of net new inflows and the integration of BCI Suisse business (€2.2 billion), which was merged with CAI Suisse in September 2003. Adverse exchange rates were more than offset by the stock market recovery (€1.4 billion).

The **life insurance** subsidiaries performed excellently in 2003. Premium income at Predica and Union des Assurances Fédérales totalled over €15 billion at end-2003, up 10.6% year-on-year and outperforming the market (9% growth according to FFSA). Assets under management were €123.5 billion at end-2003, up 9.1% year-on-year. This growth was driven by strong demand for traditional (non-unit-linked) policies, which saw a 9.8% year-on-year rise, and by a recent rebound in unit-linked policies (up 4.4% year-on-year, after a 0.5% decline in 2002).

The **property & casualty insurance business** continued to enjoy rapid growth. The integration of Finaref boosted premium income by €100 million in 2003. For **Pacifica**, 2003 was an outstanding year, with premium income reaching €676 million, up 14.9% year-on-year in a market that expanded by 7.5% (source: FFSA). 'Life's Accidents', health and legal protection insurance recorded sharp growth, with premium income up 18.4% over the year. Other products posted steady growth in new business. The overall claims ratio remained satisfactory, despite the floods that occurred in the south of France towards the year-end. The combined ratio was 96.7%.

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In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,635**	+10.9%	**728**	+17.6%
Operating expenses	(1,343)	(3.1%)	(319)	(11.6%)
Gross operating income	**1,292**	+30.4%	**409**	+58.5%
Risk-related costs	1	nm	7	+16.7%
Income from equity affiliates		+75.0%	3	x 3
Net income on fixed assets	-	nm	-	nm
Pre-tax income	**1,300**	+30.5%	**419**	+58.1%
Exceptional items (excluding integration-related costs + Tax + FGBR	(430)	+39.6%	(125)	+54.3%
Net income before goodwill amortisation	**870**	+26.5%	**294**	+59.8%
Cost/income ratio	**51.0%**		**43.8%**	
Allocated capital (€ bn)	**5.1**			
ROE	**17.0%**			

Gross operating income in this business line rose very sharply by 30.4% in 2003 to €1.292 billion. This was due to a strong increase in net banking income (+10.9%), together with a 3.1% reduction in operating expenses during the year. This trend accelerated in the fourth quarter, when gross operating income posted an excellent rise of 58.5%. The cost/income ratio fell by more than 7 percentage points over the year to 51.0%, and 43.8% in the fourth quarter alone.

Net income before goodwill amortisation came in at €870 million, up 26.5% compared to 2002. **ROE** was 17.1% in 2003 versus 14.6% in the first half of 2003.

In the **fourth quarter of 2003,** operating income posted a very substantial increase, driven by two positive factors: a very steep rise in net banking income (up 17.6% compared to Q4-2002) and a significant reduction in operating expenses (down 11.6%). The cost/income ratio fell to 43.8%. Overall, **net income** before goodwill amortisation reached €294 million, up 59.8% during the fourth quarter of 2002.

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5. CORPORATE AND INVESTMENT BANKING

The Corporate and Investment Banking business line (Crédit Agricole Indosuez and Crédit Lyonnais' corporate and investment banking unit) delivered a sharply improved performance, due in particular to strong business levels in fixed-income and asset financing activities.

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**4,763**	**+4.8%**	**1,181**	**(2.0%)**
Operating expenses	(3,117)	(5.2%)	(778)	(8.1%)
Gross operating income	**1,646**	**+30.7%**	**403**	**+12.6%**
Risk-related costs	(5611	+3.1%	(156)	+3.3%
Income from equity affiliates	-		-	
Net income on fixed assets	25	+56.3%	27	nm
Pre-tax income	**1,110**	**+51.8%**	**274**	**+32.4%**
Exceptional items (excluding integration-related costs)+ Tax + FGBR	(328)	+43.9%	(74)	+19.3%
Net income before goodwill amortisation and integration-related costs	**782**	**+55.5%**	**200**	**+37.9/o**
Cost/income ratio	**65.4%**		**65.9%**	
Allocated capital (€ bn)	**8.0**			
ROE	**10.5%**			

Gross operating income in the Corporate and Investment Banking business line rose to €1.646 billion, up 30.7% in 2003 (or 43.0% excluding currency effects). This growth resulted from a 4.8% rise in **net banking income** to €4.763 billion (or 12.4% increase excluding currency effects), partly due to an excellent second quarter performance in the investment banking business. In addition, **operating expenses** were down sharply by 5.2% to €3.117 billion (or virtually flat at constant exchange rates: +0.7%), reflecting the impact of measures introduced over the past few years.

The **cost/income ratio** improved by around 7 percentage points to 65.4%.

Risk-related costs showed little change at €561 million, up 3.1% compared to 2002. They reflect the prudent provisioning policy adopted by the group for its risks.

Net income before goodwill amortisation totalled €782 million, up 55.5% year-on-year, and giving an **ROE** of 10.5%, compared to 10.9% in the first half of 2003.

In the **fourth quarter**, gross operating income rose by 12.6%, owing to a substantial reduction in operating expenses (down 8.1% versus Q4-2002). Based on steady risk-related costs (up 3.3%), and after a €313 million provision for integration-related costs, net **income** before goodwill amortisation came to €200 million, increasing by 37.9% compared to Q4-2002.

These results reflect different performances in each business area.

Financing activities

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,075**	**(1.5%)**	**513**	**(12.9%)**
Operating expenses	(1,171)	(9.0%)	(295)	(10.6%)
Gross operating income	**904**	**+10.4%**	**218**	**(15.8%)..**
Risk-related costs	(578)	+3.2%	(158)	+8.2%
Net income on fixed assets	17	nm	19	nm
Pre-tax income	**343**	**+32.4%**	**79**	**(30.1%)**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(107)	+11.5%	(25)	nm
Net income before goodwill amortisation and integration-related costs	**236**	**+44.8%**	**54**	**(28.0%)**
ROE	**5.4%**			

Financing activities recorded a 10.4% rise in gross operating income, which reached €904 million, driven by two contrasting factors:

- A 1.5% decline in **net banking income** as a result of a reduction by 20% of weighted assets in commercial banking, combined with the impact of a weaker dollar.
- A persistently sharp drop in **operating expenses,** which were down 9.0% year-on-year, with an accelerated decline in the last quarter of 2003 (down 10.6% versus Q4-2002), due to ongoing streamlining efforts.

Risk-related costs remained steady compared with 2002 at €578 million, despite an increase in general provisions as part of a prudent provisioning policy.

Net income before goodwill amortisation and integration-related costs was €236 million, rising by 44.8% year-on-year.

The activities of CALFP were stopped in 2003; its contribution was again slightly positive.

In the **fourth quarter,** financing activities recorded a 15.8% decline in gross operating income due to a 12.9% drop in NBI, which was partly offset by a 10.6% reduction in operating expenses. Pre-tax income came to €79 million, while net income before goodwill amortisation and integration-related costs was €54 million.

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Capital markets and investment banking

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,688**	**+10.2%**	**668**	**+8.4%**
Operating expenses	(1,946)	(2.7%)	(483)	(6.6%)
Gross operating income	**742**	**+68.6%**	**185**	**+86.9%**
Risk-related costs	17	+6.3%		nm
Net income on fixed assets	8	(50.0%)		nm
Pre-tax income	**767**	**+62.5%**	**195**	**X 2.1**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(221)	+67,4%	(49)	nm
Net income before goodwill amortisation and integration-related costs	**546**	**+60.6%**	**146**	**X 2.1**
ROE	19.4%			

Capital markets and investment banking saw a very sharp rise in business levels in 2003. **Gross operating income came in at €742 million, up 68.6% year-on-year.** This strong performance stems from a combination of two factors.

- A 10.2% year-on-year rise in net **banking income,** mainly driven by a buoyant fixed income and forex business (12.9% increase in fixed income revenues), but also by higher revenues from complex products and credit derivatives. Equity and advisory business was tip 15.2% versus 2002, despite a weak first half.
- A 2.7% drop in **operating expenses.**

Net income before goodwill amortisation and integration-related costs was €546 million, up 60.6% year-on-year.

ROE was 19%.

In equity capital activities, **UI** (Union d'Etudes et d'Investissements) group, Crédit Agricole S.A.'s investment arm, invested €136 million in 2003 (versus €162 million in 2002). It also sold €254 million of assets (versus €222 million in 2002). Most of the income contribution from these activities (€69 million) was concentrated in the fourth quarter.

In the **fourth quarter,** capital markets and investment banking posted a gross operating income of €18.5 million, up 86.9% over the fourth quarter of 2002. Pre-tax income stood at €195 million, while net income before goodwill amortisation and integration-related costs amounted to €146 million.

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6. INTERNATIONAL RETAIL BANKING

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**359**	**(12.7%)**	**83**	**(14.4%)**
Operating expenses	(279)	(9.4%)	(62)	(7.5%)
Gross operating income	**80**	**(22.3%)**	**21**	**(30.0%)**
Risk-related costs	(52)	(58.7%)	(14)	(51.7%)
Income from equity affiliates	209	x 5.1	57	x 19
Net income on fixed assets	-	nm	-	nm
Pre-tax income	**237**	**nm**	**64**	**x 16**
Exceptional items + Tax + FGBR	(14)	nm	(2)	nm
Net income before goodwill amortisation	**223**	**nm**	**62**	**nm**
Cost/income ratio	**77.7%**		**74.7%**	
Allocated capital (€ bn)	**2.6**			
ROE	**9.3%**			

The income contribution from the International Retail Banking business line improved sharply in 2003, mainly as a result of two factors: (i) a strong recovery in the contribution from **Banca Intesa,** which came to €115 million, compared to a loss of €55 million in 2002; and (ii) the non-recurrence of losses arising from the withdrawal from **Argentina,** which dragged 2002 income down by €106 million.

Net income from this business line continued to recover. Before goodwill amortisation, net income totalled €223 million in 2003, as opposed to a €57 million loss in 2002.

In the fourth quarter, net income before goodwill amortisation was €62 million, versus a €7 million loss in 2002.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

In millions of euros	2003	% change 2003/2002	Q4-03	% change 2003/2002
Net banking income	**(556)**	**+73.8%**	**(60)**	**(48.3%)**
Operating expenses	(477)	+7.0%	(172)	+37.6%
Gross operating income	(1,033)	+34.9%	(232)	(3.7%)
Risk-related costs	4	nm	(17)	nm
Income from equity affiliates	6	nm	5	nm
Net income on fixed assets	(74)	nm	(5)	nm
Pre-tax income	**(1,097)**	**+50.7%**	**(249)**	**+48.2%**
Exceptional items + Tax + FGBR _Exceptional	515	+13.7%	114	(9.5%)
Net income before goodwill amortisation	(582)	**x 2.1**	**(135)**	**x 3.2**

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Net banking income dropped by €236 million compared to 2002, due to the combined impact of:

- the equity slump, which led to a €187 million mark-down of the proprietary equity book (compared to €103 million in 2002)
- a reduced contribution from the fixed-income portfolio

Furthermore net banking income bears the financing costs for acquisitions made by Crédit Agricole S.A. (around €1 billion in 2003)

- Crédit Lyonnais : €440 million
- Finaref : €100 million
- Regional Banks' CCI & CCA equity securities : €360 million
- Other : €100 million.

The fair value of Crédit Agricole S.A.'s holding in Rue Impériale was adjusted through an **extraordinary goodwill write-down** of €154 million after tax.

€151 million charge was booked against the **cost** of the Crédit Agricole-Crédit Lyonnais **integration** process.

The net loss before goodwill amortisation and integration-related costs was €582 million in 2003.

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CREDIT AGRICOLE GROUP: CONSOLIDATED RESULTS

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A and subsidiaries.

The Crédit Agricole group generated net income group share of €2.757 billion in 2003, up 10.1% compared to 2002.

This increase was due to the combination of strong organic growth, the inclusion of Crédit Lyonnais and the improved results at Banca Intesa.

Total shareholders' equity (group share plus the Fund for General Banking Risks) was €43.3 billion at year-end 2003, an increase of 27.0% compared to year-end 2002.

Group pro forma financial data

In millions of euros	2003	% change 2003/2002
Net banking income	**23,886**	**+8.3%**
Operating expenses	J15,592)	+2.1
Gross operating income	**8,294**	**+22.3%**
Risk-related costs	(2,007)	+47.7%
Income from equity affiliates	219	nm
Net income on fixed assets	(101)	(29.9%)
Pre-tax income	**6,405**	**+21.2%**
Integration-related costs	(513)	nm
Exceptional items	(151)	(47.2%)
Tax	(1,963)	+27.5%
Goodwill amortisation	(926)	+41.6%
FGBR	207	nm
Net income	**3,059**	**+16.1%**
Net income group share	**2,757**	**+10.1%**
Net income group share before goodwill amortisation and integration-related costs	4,044	+28.0%

* * *

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Resignation of Mr Dominique Ferrero *(press release dated 15 December, 2003)*

René Carron, Chairman of the Board of Crédit Agricole S.A., informed the Board of Directors on 15 December, 2003 that Dominique Ferrero wished to resign his mandates within the Crédit Agricole S.A. group.

The Board of Directors has taken note of and has accepted his resignation. The Board expressed its gratitude for the key role Mr. Ferrero has played in the integration between Crédit Agricole and Crédit Lyonnais as well as for his work at Crédit Lyonnais since 1999, turning the bank around and redeveloping it.

The Board of Directors of Crédit Agricole S.A. has approved the proposal by Jean Laurent that the people listed below be proposed to the relevant Boards within the Group for the following appoints (subject to approval by the *Comité des établissements de crédit et des enterprises d'investissement*):

- Georges Pauget as Chief Executive Officer of Crédit Lyonnais;
- Jacques Baudouin as Deputy Chief Executive Officer of Crédit Lyonnais;
- Edouard Esparbes as Chief Executive Officer of Crédit Agricole Indusouez. As proposed by the Chief Executive Officer of Crédit Agricole S.A., to the Board of Directors, Edouard Esparbes will become Deputy Chief Executive Officer of Crédit Agricole S.A. effective 1 January 2004.

The Board of Directors was also advised by Jean Laurent that Marc Antoine Autheman has decided to resign. The Board of Directors thanked him for the work done as head of Crédit Agricole Indosuez as well as senior manager of Crédit Agricole S.A.

Jean Laurent told the Board of Directors of the forthcoming appointment of Jean-Frédéric de Leusse, managing director of the Fédération nationale du Crédit Agricole, as head of the international retail banking division.

The Chief Executive Officer of Crédit Agricole S.A. also said that the integration process between Crédit Agricole S.A. and Crédit Lyonnais which started in June will continue as planned and that all appointments announced to date are confirmed.

Acquisition of a second tranche in Finaref *(press release dated 1 December, 2003)*

Crédit Agricole S.A. and Pinault Printemps-Redoute ("PPR") have settled on a definitive timetable for Crédit Agricole's acquisition of the second tranche in Finaref (a 29% stake).

The transactions will take place as follows:

1. On 1 December, 2003, Crédit Agricole S.A. acquired another 14.5% in Finaref S.A. and in Finaref Group AB (the group's credit and financial services in Scandinavia).

2. At the end of the first quarter of 2004, Crédit Agricole will acquire the remaining 14.5%, bringing its controlling interest to 90%.

The agreement signed in December 2002 stipulated that Crédit Agricole S.A. would purchase a 61% stake in Finaref from PPR as the first tranche of the deal – this has already gone through – and the additional 29% in the first quarter of 2004. Dividing the second tranche in two enables Crédit Agricole S.A. to speed up its expansion in consumer credit and PPR to continue focusing on its core businesses of retail and luxury goods and to strengthen its balance sheet.

The change in timetable does not affect the initial transaction price of €743 million for the remaining 29%.

As agreed at the outset, PPR is to preserve a 10% stake in Finaref as part of the long-term partnership between Finaref and PPR Group retail companies.

Success of the €1.973 billion rights issue *(press release dated 19 November, 2003)*

The €1.973 billion rights issue launched by Crédit Agricole S.A. on 17 October, 2003 was extremely successful: excluding the subscription orders of S.A.S. La Boétie, the majority shareholder, the orders amounted to 1.5 times the number of shares to be issued, of which 58,772,359 shares requested on an irreducible basis (i.e. a 98.52% subscription rate) and 29,636,102 shares subject to reduction.

This success also results from a very strong participation of the individual shareholders and show the strong involvement of the Regional Banks of Crédit Agricole and of Crédit Lyonnais' network.

880,154 shares will be subscribed by way of reduced entitlement (out of 89,288,615 requested, including the shares requested by S.A.S. La Boétie).

Following the completion of this rights issue (issue amount of 122,793,536 new shares), Crédit Agricole S.A.'s share capital shall be made up from 1,473,522,437 shares, S.A.S. La Boétie holding 51.41% of them. The new shares will be listed on the Premier Marché of Euronext Paris S.A. and their trading will begin on 24 November, 2003.

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Results from Third Quarter of 2003 *(press release dated 19 November, 2003)*

Proforma results (*)

First nine months 2003

- Net income group share: €1.116 billion (+35.3%)
- Net income group share before goodwill amortisation: €1.644 billion (+26.6%)

Third quarter 2003

- Net income group share: €382 million (x 2.8)
- Net income group share before goodwill amortisation: €577 million (+94.9%)

First nine months 2003 – Consolidated results

- Net income group share(**): €1.002 billion (+39%)
- Net income group share before goodwill amortisation: €1.389bn (+46.8%)

Crédit Agricole S.A.' s Board of Directors, chaired by René Carron, met on 19 November and, after having been informed of the excellent outcome of the rights issue, approved the results for the nine months ended 30 September, 2003. These results confirm and enhance the improvement in operating performance seen in the first half year. Gross operating income came in at €2.697 billion, up 22.8% relative to the year-earlier period, while pre-tax ordinary income was €2.438 billion, an increase of 35.6%(***).

This performance is supported by a good third quarter, when net banking income rose by 16.1% year-on-year, gross operating income by 70.5% and ordinary income by a factor of 2.3.

All business lines contributed to this strong growth:

- both retail networks maintained their very strong commercial impetus
- the consumer credit business continued to grow strongly
- new money inflows grew firmly in asset management
- the financing and investment banking business saw a strong rise in operating income, with risk-related costs remaining stable.

Proforma Results by Business Lines

Crédit Agricole S.A.'s six business lines performed excellently in the first nine months of 2003, generating ROE of 14.0%, up from 13.8% in the first half.

* Crédit Lyonnais consolidated at 92.55% in the first half of 2003 and at 94.82% as of 1 July 2003

** Crédit Lyonnais accounted for by the equity method during the first half of 2003 at 24.96% (weighted average ownership interest during the period) and consolidated at 94.82% as of 1 July 2003

*** Proforma figures are used throughout this press release

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

Activity at the Regional Banks remained strong in all business areas.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) rose by 6.2% between end-September 2002 and end-September 2003, i.e. by almost €20 billion, to €335.1 billion.

Bank deposits were driven by strong growth in precautionary and semi-liquid savings, with passbook deposits rising by 15.1% (or by €6.2 billion) and home-finance savings by 6.1%. Sight deposits remained high at €56.9 billion, up 3.3% year-on-year.

Amounts outstanding in life insurance policies distributed by the Regional Banks continued to grow strongly, rising by €85.1 billion or 10.3%. Amounts outstanding in mutual funds marketed by the Regional Banks rebounded strongly, and were up 12.9% year-on-year at end-September 2003.

Lending remained firm, with particularly strong growth in the third quarter. New medium- and long-term lending totalled €29.8 billion, up 15.1% or €3.9 billion on the first nine months of 2002. In the third quarter alone, new lending totalled €11.5 billion, up 24% on the year-earlier period.

The Regional Banks had €216.8 billion of loans outstanding at 30 September, 2003, an increase of 6.2% year-on-year. Lending increased in all segments, and most strongly in housing loans (+8.8% year-on-year).

The average number of products held per Regional Bank current account continued to rise, and stood at 7.42 at 30 September, 2003, versus 7.36 a year earlier.

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Income from equity affiliates	456	+ 48.5%	146	+ 27.0%
Pre-tax income	**456**	**+ 48.5%**	**146**	**+ 27.0%**
Extraordinary items + Tax + FGBR	(41)*	n.m.	-	-
Net income before goodwill amortisation	**415**	**+ 35.2%**	**146**	**+ 27.0%**
Allocated capital (€ bn)	**3.0**			
ROE	**17.0%**			

* Tax impact of dividends received from Caisses Régionales

In the first nine months of 2003, the **net banking income** of the Regional Banks (accounted for under the equity method) grew by 8.1% year-on-year, and by 3.1% excluding investment of excess equity. Due to a firm grip on operating expenses (+0.9%), the **cost/income ratio** (excluding dividends received from Crédit Agricole SA) continued its rapid improvement, falling to 60.2% versus 64.7% at 30 September, 2002. Overall, operating performance improved sharply. **Gross operating income** was up 19.8% year-on-year in the first nine months and up 30.7% year-on-year in the third quarter.

Despite the tough economic background, **risk-related costs** remained well under control, totalling €482 million (or 30 basis points) in the first nine months. Doubtful loans equalled 4.1% of total loans outstanding, down from 4.4% a year earlier.

As a result, the **aggregate net income** of Regional Banks equity-accounted at 25% rose by 23.9% to €467 million. Due to the accretive effect of dividends, the Regional Banks' contribution to Crédit Agricole S.A.'s consolidated income rose by 35.2% to €415 million after the taxation of dividends paid.

Annualised ROE in this business line was 17.0%, up from 16.4% in the first half of 2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**2,419**	**+ 2.0%**	**831**	**+ 6.1%**
Operating expenses	(1,789)	+ 2.1%	(594)	+ 2.8%
Gross operating income	**630**	**+ 1.8%**	**237**	**+ 15.6%**
Risk-related costs	(130)	X 2.7	(34)	x 3.4
Pre-tax income	**500**	**(12.3%)**	**203**	**+ 4.1%**
Extraordinary items + Tax + FGBR	(157)	(14.7%)	(64)	+ 4.9%
Net income before goodwill amortisation	**343**	**(11.1%)**	**139**	**+ 3.7%**
Cost-income ratio	**73.9%**		**71.5%**	
Allocated capital	**2.1**			
ROE	**21.5%**			

The Crédit Lyonnais network performed well in the first nine months of 2003, due to strong commercial impetus in the individual and professional segments in the third quarter.

Loans outstanding totalled €42.2 billion at 30 September, 2003, driven by strong growth in lending to individual and professional customers (+11.3% relative to the first nine months of 2002). Mortgage lending continued to grow very rapidly, by 13.4% year-on-year, and demand for consumer credit was robust, rising by 8.8% year-on-year. Efforts to reduce small business lending continued, with a year-on-year fall of 7%.

On- and off-balance sheet customer deposits outstanding were stable at €98.8 billion, giving a 0.3% year-on-year fall in average principal. This was due to:

- firm growth in savings deposits (passbook and home purchase savings up 7.7%) and in sight deposits (+4.6%)
- continuing strong performance in life insurance, with outstanding amounts totalling €25.9 billion, up 7.4% year-on-year
- a slower decline in securities and mutual fund investments relative to the first half, with outstandings down 12.4%

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The Crédit Lyonnais network's **net banking income** totalled €2.419 billion in the first nine months of 2003, up 2% year-on-year. In the individual and professional segments, net banking income rose by 3.4% due to good performance in interest income (+4.1%) on the back of higher deposit and lending volumes, and in fee income, which rose by 7.9% excluding commissions on investments and securities.

Net banking income in the SMEs fell by 8.9%, due to the decision to reduce exposure to this market.

In the **third quarter**, net banking income rose by 6.1% year-on-year, due to a 6.7% rise in interest income and a 5.6% increase in fee income.

Operating expenses totalled €1.789 billion, and the year-on-year increase was limited to 2.1%.

As a result, **gross operating income** rose by 1.8% to €630 million in the first nine months of 2003, with a 15.6% year-on-year increase in the third quarter.

Risk-related costs totalled €130 million in the first nine months, up from €49 million in the year-earlier period. Risk remains concentrated in a small number of companies. Risk-related costs in the third quarter were 38.2% lower than in the second.

Overall, **net income before goodwill amortisation** was €343 million in the first nine months of 2003, down 11.1% year-on-year. In the third quarter, net income was up 3.7% relative to Q3 2002, at €139 million, and ROE was 21.5%, a rise of more than 2 points relative to Q2 2003.

3. SPECIALISED FINANCIAL SERVICES

The Specialised Financial Services business continues to grow strongly, driven by consumer lending both in France and abroad. This growth was boosted by the integration of Finaref in the first quarter of 2003.

Consumer credit outstandings – mainly handled by Sofinco, Finaref, Finalion and Lukas – rose rapidly during the period, and totalled €27 billion at end-September 2003. This represents a year-on-year increase of €8.7 billion or 47.2%, resulting from strong demand for credit (organic growth of €1.9 billion or 11.3%), the build-up in the Sofinco/Crédit Lyonnais partnership (+€2.2 billion) and the integration of Finaref (€4.6 billion at 30 September, 2003).

Foreign subsidiaries continue to generate rapid growth, with outstandings of €6.4 billion, up 26% year-on-year excluding Finaref. Sofinco strengthened its foreign presence by increasing its stake in Portugal's Credibom from 40% to 85% in the third quarter of 2003.

Interest margins benefited from the continuing fall in refinancing rates. As a result, the consumer credit business achieved an 11.2% year-on-year increase in net banking income at comparable scope.

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Risk-related costs remained under control, rising by 9.9% excluding Finaref, which was in line with lending levels.

Lease finance outstandings totalled €12.5 billion, a rise of 0.9%. Against an adverse economic background, new lending stabilised at €2.6 billion in the first nine months of 2003.

In equipment leasing for professionals and companies, Lixxbail achieved €1.088 billion of new business in the first nine months of 2003, up 6% year-on-year. Ucabail generated €1.268 billion of new business in France, a year-on-year increase of 8.7%, due in particular to growth in IT and general equipment leasing, in which it strengthened its co-operation with the Regional Banks.

The **factoring business** made a profit in the first nine months of 2003, despite the operating environment remaining tough. Combined revenues (factored receivables) at Eurofactor and Transfact totalled €18.5 billion, down 2.4% relative to the first nine months of 2002. Overall factoring outstandings fell by 3.1% to €4.3 billion.

In millions of euros		**% change**			**% change**	
	9M-03	**9M-03/9M-02**	**9M-03/9M-02 Excl. Finaref**	**Q3-03**	**Q3-03/Q3-02**	**Q3-03/Q3-02 Excl. Finaref**
Net banking income	**1,602**	**+ 49.3%**	**+ 9.4%**	**560**	**+ 55.6%**	**+ 13.6%**
Operating expenses	(919)	+ 35.7%	+ 8.1%	(314)	+ 34.2%	+ 9.4%
Gross operating income	**683**	**+ 72.5%**	**+ 11.6%**	**246**	**+ 95.2%**	**+ 21.4%**
Risk-related costs	(247)	+ 59.4%	+ 3.2%	(76)	+ 58.3%	(6.3%)
Income from equity affiliates	4	+ 0.0%	+ 0.0%	0	n.m.	n.m.
Pre-tax income	**440**	**+ 79.6%**	**+ 16.7%**	**170**	**X 2.1**	**+ 35.0%**
Extraordinary items + Tax + FGBR	(156)	+ 59.2%	+ 4.1%	(59)	+ 78.8%	+ 15.2%
Net income before goodwill amortisation	**284**	**+ 93.2%**	**+ 25.2%**	**111**	**X 2.4**	**+ 48.9%**
Cost/income ratio	**57.4%**			**56.1%**		
Allocated capital (€ bn)	**1.7**					
ROE	**22.4%**					

In the business line as a whole, **net banking income** grew firmly to €1.602 billion (+9.4% excluding Finaref). **Gross operating income** totalled €683 million, a rise of 11.6% excluding Finaref. In the third quarter, **gross operating income** rose by 21.4% excluding Finaref.

Pre-tax ordinary income came in at €440 million, up 79.6% relative to the first nine months of 2002, and up 16.7% excluding Finaref.

Net income before goodwill amortisation almost doubled year-on-year in the first nine months of 2003, coming in at €284 million (+25.2% excluding Finaref), while **ROE** was 22.4%.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

There was strong growth in the Asset Management, Insurance and Private Banking business line, and its performance was also boosted by the integration of Finaref's insurance business and Intesa Bci Suisse private banking business in 2003. Overall, assets under management rose by €24.6 billion (or 8.6%) in the first nine months of 2003 to €483.7 billion (€368.1 billion excluding double counting), and by almost €7 billion in the third quarter.

Growth was particularly strong in **asset management**, with Crédit Agricole SA's total assets under management rising 10.5% to €276.2 billion (assets managed principally by Crédit Agricole AM, Crédit Lyonnais AM, CPR AM and BFT). This growth was due to stronger net new money (up €16.7 billion in the first nine months), and the equity market rally since March 2003, which boosted the value of assets by €6.7 billion. As a result of efforts to bolster foreign operations in the previous period, assets under management outside France rose by 29% at constant scope.

The **private banking** business increased assets under management by €3.3 billion in the first nine months of 2003. This rise was due to €1.6 billion of net new money and the integration of Intesa Bci Suisse business (€2 billion), which was merged with CAI Suisse in September 2003. Adverse exchange rate effects were partly offset by the stockmarket recovery.

Life insurance subsidiaries performed well once again. Premium income at Predica and Union des Assurances Fédérales totalled almost €11 billion in the first nine months, up 8.5% year-on-year and ahead of the market growth figure of around 5% in the first eight months of the year. Assets under management were €121.2 billion at the end of the period, up 9.6% year-on-year, consisting of €90 billion for Predica and €31.2 billion for UAF. Growth is still being driven by strong demand for traditional (non-unit-linked) policies, which saw a year-on-year rise of 10.3%, and by a recent rebound in unit-linked policies (+4.2% year-on-year, having fallen by 2.8% in the first half of 2003).

The property and casualty insurance business continued to generate strong growth, and benefited from the integration of Finaref (€75m). Pacifica's premium income rose by 32.5% year-on-year in the first nine months. 'Life's Accidents' insurance saw particularly strong growth of 36.5%, and the build-up in the farmers' P&C business continued. At 30 September, 2003, the claims ratio remained moderate at 66.6%.

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**1,907**	**+ 8.5%**	**645**	**+ 10.3%**
Operating expenses	(1,024)	(0.1%)	(341)	+ 0.6%
Gross operating income	**883**	**+ 20.5%**	**304**	**+ 23.6%**
Risk-related costs	(6)	(71.4%)	2	(66.7%)
Income from equity affiliates	4	+ 33.3%	0	(100.0%)
Net income on fixed assets	0	n.m.	0	n.m.
Pre-tax income	**881**	**+ 20.5%**	**306**	**+ 13.8%**
Extraordinary items + Tax + FGBR	(305)	+ 34.4%	(95)	(4.0%)
Net income before goodwill amortisation	**576**	**+ 14.3%**	**211**	**+ 24.1%**

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Cost-income ratio	**53.7%**	**52.9%**
Allocated capital (€ bn)	**5.0**	
ROE	**15.2%**	

The gross operating income of the business line rose by 20.5% to €883 million in the first nine months of 2003. This was due to firm net banking income, together with stable expenses. The trend accelerated in the third quarter, when gross operating income rose by 23.6%.

Net income before goodwill amortisation came in up 14.3% relative to the first nine months of 2002 at €576 million, and **ROE** was 15.2%.

5. FINANCING AND INVESTMENT BANKING

The performance of the Financing and Investment Banking business line (CAI and Crédit Lyonnais's FIB unit) improved sharply, due in particular to strong business levels in the fixed-income and asset financing businesses, along with the continuing reduction in operating expenses.

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**3,582**	**+ 7.2%**	**1,124**	**+ 13.1%**
Operating expenses	(2,339)	(4.1%)	(744)	(5.3%)
Gross operating income	**1,243**	**+ 38.0%**	**380**	**+ 82.7%**
Risk-related costs	(405)	+ 3.1%	(140)	(4.8%)
Income from equity affiliates	-	-	-	-
Net income on fixed assets	(2)	n.m.	3	n.m.
Pre-tax income	**836**	**+ 59.5%**	**243**	**X 4**
Extraordinary items + Tax + FGBR	(254)	+ 53.0%	(80)	X 5
Net income before goodwill amortisation	**582**	**+ 62.6%**	**163**	**X 3.6**
Cost-income ratio	**65.3%**		**66.2%**	
Allocated capital (€ bn)	**8.4**			
ROE	**10.0%**			

Gross operating income in the Financing and Investment Banking business line rose by 38.0% relative to the first nine months of 2002, totalling €1.243 billion. This performance resulted from a 7.2% rise in **net banking income** to €3.582 billion, and a substantial 4.1% drop in **operating expenses** to €2.339 billion.

Risk-related costs were little changed (+3.1%) relative to the year-earlier period, coming in at €405 million. Compared with the second quarter, they fell by 39.1% .

Net income before goodwill amortisation totalled €582 million, up 62.6% year-on-year, and giving a **ROE** of 10.0%.

Performance in the **third quarter of 2003** compared very favourably with that in the year-earlier period. **Net income** before goodwill amortisation was €163 million, **3.6 times higher** than the figure for the third quarter of 2002.

This growth was due to a 4.8% fall in risk-related costs and, more importantly, to strong growth in gross operating income (+82.7%), which was the result of a 13.1% rise in revenues and a continuing firm grip on operating expenses, which fell by 5.3%.

Performance varied between business areas.

Capital markets and investment banking

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**2,020**	**+ 10.7%**	**607**	**+ 16.5%**
Operating expenses	(1,463)	(1.3%)	(476)	(0.2%)
Gross operating income	557	+ 63.3%	131	X 3
Risk-related costs	15	(28.6%)	(32)	n.m.
Net income on fixed assets	-	n.m.	-	-
Pre-tax income	572	+ 51.3%	99	+ 86.8%
Extraordinary items + Tax + FGBR	(172)	+ 59.3%	(32)	n.m.
Net income before goodwill amortisation	**400**	**+ 48.1%**	**67**	**+ 59.5%**
ROE	**18.0%**			

Net income before goodwill amortisation in the capital markets and investment banking business totalled €400 million, up 48.1% year-on-year. This was due to a sharp 63.3% rise in gross operating income, which resulted from two factors:

- a 10.7% rise in net banking income relative to the first nine months of 2002. This was mainly due to growth in the advisory and equity businesses, where revenues rose by 21.5%, and a 14.6% increase in fixed-income revenues, despite the slowdown in the third quarter.

- a 1.3% fall in operating expenses, resulting from continuing efforts to reduce headcount.

ROE was 18.0%.

In the **third quarter**, the capital markets and investment banking business increased net income by 59.5% year-on-year. This was due to a 16.5% rise in revenues, resulting from a recovery in the brokerage business, particularly in Asia, and in equity derivatives.

Financing

In millions of euros	**9M-03**	**% change**	**Q3-03**	**% change**

		9M-03/9M-02		Q3-03/Q3-02
Net banking income	**1,562**	**+3.0%**	**517**	**+9.3%**
Operating expenses	(876)	(8.5%)	(268)	(13.3%)
Gross operating income	**686**	**+22.5%**	**249**	**+51.8%**
Risk-related costs	(420)	+1.4%	(108)	(30.8%)
Net income on fixed assets	(2)	n.m.	3	n.m.
Pre-tax income	**264**	**+80.8%**	**144**	**X 18**
Extraordinary items + Tax + FGBR	(82)	+41.4%	(48)	n.m.
Net income before goodwill amortisation	**182**	**X 2.1**	**96**	**X 32**
ROE	**5.3%**			

The financing business generated net income of €182 million, 2.1 times higher than in the first nine months of 2002. This very strong performance was due to:

- a 22.5% rise in gross operating income, resulting from a slight 3.0% rise in net banking income, and a sharp 8.5% fall in operating expenses. Near-flat net banking income masked a strong 7.4% rise in asset financing revenues, along with a 6.1% fall in commercial banking revenues, in line with the redeployment strategy in this business area.

- stable risk-related costs (+1.4%).

In the **third quarter**, the financing business' contribution to net income rose sharply year-on-year, from €3 million in Q3 2002 to €96 million in Q3 2003, due to:

- a 51.8% rebound in gross operating income, resulting from a 9.3% rise in revenues, particularly in structured finance, and a 13.3% fall in operating expenses.

- risk-related costs that were down 30.8% relative to the third quarter of 2002, and down 50% relative to the second quarter of 2003.

6. INTERNATIONAL RETAIL BANKING

Net income in the International Retail Banking business line continued to recover. Before goodwill amortisation, net income totalled €161 million in the first nine months of 2003, as opposed to a €50 million loss in the same period of 2002.

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**276**	**(12.1%)**	**89**	**(4.3%)**
Operating expenses	(217)	(10.0%)	(71)	(12.3%)
Gross operating income	**59**	**(19.2%)**	**18**	**+50.0%**
Risk-related costs	(38)	(60.8%)	(18)	(28.0%)
Income from equity affiliates	152	X 4	53	n.m.
Net income on fixed assets	0	n.m.	0	n.m.

Pre-tax income	**173**	**n.m.**	**53**	**n.m.**
Extraordinary items + Tax + FGBR	(12)	(61.3%)	(3)	n.m.
Net income before goodwill amortisation	**161**	**n.m.**	**50**	**n.m.**
Cost-income ratio	**78.6%**		**79.8%**	
Allocated capital (€ bn)	**2.4**			
ROE	**9.5%**			

The two main factors behind this sharp improvement were the strong recovery in the contribution from **Banca Intesa**, which was €103 million, versus a loss of €34 million in the year-earlier period, and the non-recurrence of losses arising from the withdrawal from **Argentina**, which dragged 9-month income down by €106 million in 2002.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The contribution of the Proprietary Asset Management and Other Activities business line was adversely affected by the impact of the bear market on the equity portfolio, and reflects the cost of financing acquisitions (mainly Crédit Lyonnais, the Regional Banks and Finaref). The segment made a **net loss** before goodwill amortisation of €447 million in the first nine months of 2003, as opposed to a negative contribution of €233 million in the year-earlier period.

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**(496)**	**X 2.4**	**(187)**	**+ 5.6%**
Operating expenses	(305)	(5.0%)	(101)	+ 7.4%
Gross operating income	**(801)**	**+ 52.6%**	**(288)**	**+ 6.3%**
Risk-related costs	21	(88.4%)	7	(79.4%)
Income from equity affiliates	1	n.m.	(13)	(50.0%)
Net income on fixed assets	(69)	(56.6%)	15	n.m.
Pre-tax income	**(848)**	**+ 51.4%**	**(279)**	**(17.0%)**
Extraordinary items + Tax + FGBR	401	+ 22.6%	130	(24.4%)
Net income before goodwill amortisation	**(447)**	**+ 91.8%**	**(149)**	**(9.1%)**

In the first nine months of 2003, the equity portfolio gave rise to a €180 million mark-down, whereas the figure for the same period of 2002 was only €54 million, net of €64 million of capital gains realised. However, the marking down fell to €28 million in the third quarter of 2003.

Pre-tax financing costs totalled €245 million per quarter, breaking down as follows:

- Crédit Lyonnais: €105 million
- Finaref: €25 million
- Regional Banks CCI and CCA equity securities: €90 million
- Other: €25 million

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CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Crédit Agricole S.A.'s consolidated net income group share for the first nine months of 2003 was €1.002 billion, an increase of 39.0% relative to the year-earlier period. Before goodwill amortisation, it stood at €1.389 billion, an increase of 46.8%.

PROFORMA RESULTS (all following figures are proforma)

Consolidated net income group share for the first nine months of 2003 was €1.116 billion, up 35.3% year-on-year. Before goodwill amortisation, it was €1.644 billion, up 26.6%.

Gross operating income totalled €2.697 billion, up 22.8% relative to the first nine months of 2003. This growth was due to:

- a 7.4% increase in **net banking income** to €9.290 billion. This was driven mainly by the Specialised Financial Services business line – which benefited from the integration of Finaref – along with the asset management, financing and investment banking businesses. Net banking income in the Proprietary Asset Management and Other Activities business line suffered from the negative effect of the stockmarket environment on equity portfolios, together with acquisition financing costs.

- a moderate 2.1% increase in **operating expenses**, caused by the change in scope arising from the integration of Finaref.

Risk-related costs came in at €805 million, up 50.7% relative to the year-earlier period, which had seen large-scale writebacks of provisions (almost €100 million relating to Brazil). The rise in risk-related costs also reflects the integration of Finaref and a rise in provisions for exposure to SMEs and some large corporates.

The contribution of equity affiliates more than doubled from €295 million to €617 million. This very strong growth was due to a 48.5% increase in the contribution from the Regional Banks from €307 million to €456 million, and the sharp rise (+€137m) in the contribution from Banca Intesa.

Pre-tax ordinary income was €2.438 billion, up 35.6% on the same period in 2002.

Consolidated net profit group share before goodwill amortisation came in at €1.644 billion, a rise of 26.6%, giving annualised ROE of 9.8%.

Results for the **third quarter of 2003** showed a positive trend:

- **Gross operating profit** (€897m) rose by 70.5% year-on-year, with revenues up 16.1% and operating expenses up 2.5%.

- **Risk-related costs** totalled €259 million, versus €190 million in the third quarter of 2002.

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- **The contribution of companies accounted for under the equity method** more than doubled to €186 million.

As a result, **ordinary income** rose by a factor of 2.3 to €842 million, and consolidated net income group share before goodwill amortisation rose by 94.9% to €577 million.

In millions of euros	9M-03	% change 9M-03/9M-02	Q3-03	% change Q3-03/Q3-02
Net banking income	**9,290**	**+ 7.4%**	**3,062**	**+ 16.1%**
Operating expenses	(6,593)	+ 2.1%	(2,165)	+ 2.5%
Gross operating income	**2,697**	**+ 22.8%**	**897**	**+ 70.5%**
Risk-related costs	(805)	+ 50.7%	(259)	+ 36.3%
Income from equity affiliates	617	X 2.1	186	X 2.1
Net income on fixed assets	(71)	(55.6%)	18	n.m.
Pre-tax income	**2,438**	**+ 35.6%**	**842**	**X 2.3**
Net income	**1,386**	**+ 46.7%**	**476**	**X 2.8**
Net income group share	**1,116**	**+ 35.3%**	**382**	**X 2.8**
Net income before goodwill	**1,644**	**+ 26.6%**	**577**	**+ 94.9%**

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity group share totalled €21.1 billion at end-September 2003.

Risk-weighted assets totalled €221.7 billion.

The overall solvency ratio was 8.4% (Tier 1 ratio: 7.5%).

CRÉDIT AGRICOLE GROUP: CONSOLIDATED RESULTS

The Crédit Agricole group generated net income group share of €2.077 billion in the first nine months of 2003, up 32.0% with respect to the year-earlier period.

This increase was due to the combination of strong organic growth, the inclusion of Crédit Lyonnais (under the equity method at 25.25% in the first half of 2003 and consolidated at 99.86% as of the third quarter of 2003) and the improvement in results at Banca Intesa.

Total shareholders' equity for the Crédit Agricole group (group share of shareholders' equity plus the Fund for General Banking Risks) was €41.4 billion at 30 September, 2003, an increase of 22.9% with respect to 30 September, 2002.

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Group financial data

In millions of euros	9M-02	9M-03	% change 9M-03/9M-02
Net banking income	**11,509**	**14,067**	**+22.2%**
Operating expenses	(7,788)	(9,118)	+17.1%
Gross operating income	3,721	4,949	+33.0%
Risk-related costs	(626)	(1,035)	+65.3%
Income from equity affiliates	(9)	288	n.m.
Net income on fixed assets	(121)	(67)	(44.6%)
Pre-tax income	**2,965**	**4,135**	**+39.5%**
Extraordinary income	(198)	(96)	n.m.
Tax	(917)	(1,376)	+50.0%
Goodwill amortisation	(236)	(396)	+67.8%
FGBR	(52)	(23)	(55.8%)
Net income	**1,562**	**2,244**	**+43.7%**
Net income group share	**1,573**	**2,077**	**+32.0%**
Net income group share before goodwill amortisation	**1,809**	**2,473**	**+36.7%**

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

<u>Reserved rights issue for Crédit Agricole Group's employees</u> *(extract from press release dated 10 October, 2003)*

Crédit Agricole S.A.'s reserved rights issue for employees, which ran from 23 June to 2 September, 2003, was completed on 10 October, 2003. In all, 51,082 employees of the Crédit Agricole Group, both in France and abroad, subscribed to the issue, for a total of €345.4 million.

Launched just a few weeks after the success of the friendly take-over bid from Crédit Agricole for Crédit Lyonnais, this issue reflected the importance of the group's employee shareholding. It demonstrated the desire to ensure the immediate involvement of all staff in the proposed tie-up. The substantial subscriptions to the offer showed the determination of the group's staff to support the construction of the new group that was formed by the merger between Crédit Agricole and Crédit Lyonnais.

The number of new shares created in this issue (25,233,264) took to 74,370,333 the total number of shares held by employees of the Crédit Agricole group via employee savings schemes.

As indicated when the issue was first announced, its purpose was to help fund the bid for Crédit Lyonnais.

On 30 September, 2003, 52.21% of Crédit Agricole S.A.'s share capital was owned by SAS rue la Boétie, with 3.65% held by other entities within the Crédit Agricole group, including 0.17% in shares held in treasury. At this date, and with the exception of AGF

(3.48% of share capital) and Banca Intesa (1.20%), to the best of our knowledge no other shareholder held more than 0.50% of Crédit Agricole S.A.'s share capital (excluding employee savings schemes).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1.B

Pricing Supplement relating to the issuance of GBP 20,000,000

Floating Rate Notes Due March 26, 2007

Dated March 24, 2004

Please see attached.

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CRÉDIT AGRICOLE S.A.

LONDON BRANCH

PRICING SUPPLEMENT

24 March 2004

Crédit Agricole S.A.
acting through its London Branch
Issue of GBP 20,000,000 Floating Rate Notes due 26 March 2007
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated June 6, 2003. This Pricing Supplement is supplemental to, and must be read in conjunction with, such Offering Circular..

Provisions appearing on the face of the Notes

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch	the Issuer is acting through its London Branch
2	(i)	Series Number:	53
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate Nominal Amount:		GBP 20,000,000
	(i)	Series:	GBP 20,000,000
	(ii)	Tranche:	GBP 20,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	GBP 20,000,000
6	Specified Denominations:		GBP 50,000
7	(i)	Issue Date:	26 March 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		26 March 2007
9	Interest Basis:		Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par

CRÉDIT AGRICOLE S. A.
Incorporated in France with limited liability
2nd Floor, 122 Leadenhall Street, London EC3V 4QH
Tel: 020 7303 1120 Fax: 020 7303 1125 Email: casa@credit-agricole-sa.co.uk

11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	Status of the Notes:	Ordinary
14	Listing:	Luxembourg
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Not Applicable
17	Floating Rate Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 26 March, 26 June, 26 September and 26 December in each year, from (and including) 26 June 2004 to (and including) the Maturity Date, subject to adjustment in accordance with the Business Day Convention.
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 5(j)):	London and New York
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Interest Period Date(s):	See Sup-paragraph 17 (i)
	(vi) the	Party responsible for calculating Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination Condition 5(b)(iii)(B)):	
		• Relevant Time:	11 am London time
		• Interest Determination Date:	First day of each Interest Period
		• Primary Source for Floating Rate:	Moneyline Telerate page 3750
		• Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
		• Relevant Financial Centre:	Not Applicable
		• Benchmark:	LIBOR
		• Representative Amount:	Not Applicable
		• Effective Date:	Not Applicable
		• Specified Duration:	3 months

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(viii)	ISDA Determination (Condition 5(b)(iii)(A)):	Not Applicable
	• Floating Rate Option:	Not Applicable
	• Designated Maturity:	Not Applicable
	• Reset Date:	Not Applicable
	• ISDA Definitions: if different from those set out in the Conditions):	Not Applicable
(ix)	Margin(s):	Not Applicable
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 5(j)):	Actual/365, adjusted
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Not Applicable
22	Put Option		Not Applicable
23	Final Redemption Amount		Nominal amount
24	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No

	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor Eligible:	No
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London and New York
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No.
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:		Dresdner Bank AG London Branch
35	Additional selling restrictions[2]:		Not Applicable

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OPERATIONAL INFORMATION

36	ISIN Code:	XS018 848 708 5
37	Common Code:	18 848 708
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL AGENT AND CALCULATION AGENT Crédit Agricole S.A., London Branch 2nd Floor, 122 Leandenhall Street London EC3V 4QH, United Kingdom REGISTRAR, EXCHANGE AGENT, ISSUING AGENT Citibank, N.A. 5 Carmelite Street London EC4Y OPA, United Kingdom LUXEMBOURG LISTING AGENT Crédit Agricole Investor Services Bank Luxembourg S.A. 39, Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of **0.5527 GBP**, producing a sum of (for Notes not denominated in U.S. dollars):	USD **36,185,996.02**

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LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ______________________

Duly authorised

Claude Shukang CHEN

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RECENT DEVELOPMENTS

2003 Year-End Results *(press release dated March 10, 2003)*

2003 pro forma(*) results

Very strong operating performance

- Gross operating income: €3.832 billion (+29.5%)
- Pre-tax income: €3.518 billion (+38.6%)

Robust earnings growth

- Net income group share before goodwill amortisation and integration-related costs: €2.401 billion (+28.5%)
- after goodwill amortisation and integration-related costs: €1.140 billion (-8.5%)

ROE: 10.6%(**)

Q4-2003 Pro forma consolidated results

- Gross operating income: €1.135 million (+ 49.0%)
- Pre-tax income: €1.080 million (+ 45.7%)
- Net income group share:
  - before goodwill and integration-related costs €757 million (+ 33.0%)
  - after goodwill and integration-related costs: €24 million (nm)

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 9 March 2004 to approve the results for the 2003 financial year.

These full-year results reflect the group's major transformation in 2003, notably with the integration of Crédit Lyonnais and Finaref.

They highlight the group's very strong operating performance:

- gross operating income was up 29.5% to €3.832 billion, driven by a 9.1 % increase in net banking income, while operating expenses remained under control (up 2.2%)
- pre-tax income rose by 38.6% to €3.518 billion.

* Crédit Lyonnais consolidated at 92.55% in the first half of 2003 and in 2002 and at 94.82% as at 1 July 2003. Proforma figures are used throughout this press release. Consolidated net income group share came to €1.026 billion (down 3.6% compared to 2002), with Crédit Lyonnais accounted for by the equity method during the first half of 2003 at 24.96% (weighted average ownership interest during the period) and consolidated at 94,82% as of 1 July 2003.

** Based on net income group share, before goodwill and integration-related costs.

All the group's business lines contributed to these highly positive trends:

- both retail networks demonstrated a strong commercial impetus
- the consumer credit business continued to grow rapidly
- net new inflows grew firmly in asset management
- the corporate and investment banking business saw a strong rise in operating income
- the contribution from international retail banking recovered sharply.

This operating performance was driven by the outstanding results achieved in the fourth quarter of 2003, when net banking income rose by 14.1% year-on-year to €3.431 billion, gross operating income by 49.0% to €1.135 billion, and ordinary income by 45.7% to €1.080 billion.

2003 results also reflect the impact of €513 million in pre-tax expenses for the Crédit Agricole-Crédit Lyonnais integration process, recorded in the income statement, together with a pre-tax €203 million extraordinary goodwill amortisation charge for Rue Impériale. All these charges were booked in full during the fourth quarter of 2003.

A dividend of €0.55 per share (or €0.825 including tax credit) will be proposed at the General Meeting of Shareholders.

* * *

While maintaining a strong pace of growth, the Crédit Agricole group managed to integrate Crédit Lyonnais more than originally anticipated during the offer phase.

As well as establishing group-wide business lines for central support functions (finance, risk management, human resources, etc.), Crédit Agricole decided to merge subsidiaries with identical activities in consumer credit (Sofinco/Finalion), leasing (Ucabail/Lixxbail), asset management (CAAM/CLAM) and life insurance (Predica/UAF). In addition, the group announced plans to merge Crédit Agricole Indosuez with Crédit Lyonnais' corporate and investment banking arm to create Calyon, the new subsidiary dedicated to financing for large corporates, capital markets activities and advisory services.

The group's reorganisation - from defining target structures to planning these mergers (most of them due for completion by June 2004) - has involved some 2,000 staff, divided into 250 working groups and sub-groups. All major decisions regarding information systems have been made; each business segment has chosen the systems it requires, while 20 projects have already been launched and will impact various business lines. Lastly, Credit Agricole has adopted a relocation policy that aims to group employees together by business line. 8,000 staff are due to relocate to the Paris region over the next few months (staff relocations began in February 2003). 40 companies in France are impacted by the integration process, which involves some 16,000 employees in France and around 25,000 worldwide.

When the Crédit Lyonnais offer was launched in December 2002, total full-year synergies of €760 million were identified for 2006. This target has since been confirmed for that year. However, synergies will filter through more slowly in 2004-05, due to the delay in closing the offer compared with the initial timetable.

Integration-related costs incurred in 2003 totalled €1.045 billion, including €906 million of costs involved in implementing synergies. Out of this total, €513 million was charged against income, while €532 million (synergy related costs borne by the acquired companies) was charged to Crédit Lyonnais' shareholders' equity and added to goodwill.

CRÉDIT AGRICOLE S.A. : CONSOLIDATED RESULTS

PRO FORMA RESULTS (all following figures are pro forma)

In 2003, all the group's business lines achieved very good results.

Gross operating income totalled €3.832 billion, up 29.5% compared to 2002. This growth was driven by:

- a 9.1% rise in **net banking income** to €12.721 billion (or 4,1% increase on a comparable consolidation basis), mainly due to the €586 million impact of Finaref. 2003 benefited in particular from: (i) the strong commercial performance by the Crédit Lyonnais retail banking network during the second half; (ii) the sharp growth recorded by the consumer credit business; (iii) the robust performances by the insurance and asset management businesses; and (iv) a significant increase in revenues from the Corporate & Investment Banking business line. Conversely, net banking income in the Proprietary Asset Management and Other Activities business line suffered from the impact of the stock market slump on equity portfolios, together with financing costs for the acquisitions made by Crédit Agricole S.A

- a moderate 2,2% increase in **operating expenses**, which would have fallen by 1.3% without the impact of Finaref's integration. The main factors behind this improvement include the impact of currencies (€126 million) and lower personnel expenses due to the halt on recruitment in 2003. These expenses also reflect initial synergy benefits from the integration of Crédit Agricole S.A. and Crédit Lyonnais (around €40 million). As a result, the **cost income ratio** improved substantially by 4.7 percentage points to 69.9% in 2003.

Risk-related costs amounted to €1.121 billion, up 45.6% versus 2002, which had seen large-scale writebacks of provisions (almost €100 million relating to Brazil). This rise in risk-related costs reflects the integration of Finaref, together with higher provisions for risk exposure in the Crédit Lyonnais network, particularly in the SME segment.

The **contribution from equity affiliates** was up 80.6% year-on-year to €856 million. This very strong growth was due to a 35.8% increase in the contribution from the Regional Banks (€630 million versus €464 million) and a sharply improved contribution from Banca Intesa (up €170 million).

Pre-tax income came to €3.518 billion, up 38.6% year-on-year.

Consolidated net income group share, before goodwill amortisation and integration-related costs, amounted to €2.401 billion, a rise of 28.5%, giving an annualised ROE of 10.6%.

In 2003, the Crédit Agricole-Crédit Lyonnais integration process generated €513 million in gross expenses (€361 million after tax), which were charged against 2003 income. In addition, €532 million in expenses were borne by the acquired company and added to goodwill. These combined expenses cover: (i) the costs involved in implementing synergies (€906 million), *i.e.* support for external mobility, streamlining of premises, information systems costs, etc.; and (ii) other integration-related expenses (advisory bank fees, etc).

Consolidated net income group share came to €1.140 billion in 2003, down 8.5% from 2002.

Results for the **fourth quarter of 2003** reflected an excellent operating performance:

- **gross operating income** (€1.135 billion) rose by 49.0% compared to the fourth quarter of 2002, with revenues up 14.1% and operating expenses rising by just 2.3%
- **risk-related costs** totalled €316 million versus €236 million in the fourth quarter of 2002
- **the contribution from equity affiliates** increased by 33.5% to €239 million.

As a result, **ordinary income** rose by 45.7% to €1.080 billion. After booking €513 million in integration-related provisions in the fourth quarter of 2003, net income came in at €107 million, down 77.5% compared to the fourth quarter of 2002. Net income group share, before goodwill amortisation and integration-related costs, was €757 million, showing a 33% increase on the same quarter of 2002.

In millions of euros	**2003**	**% change 2003/2002**	**Q4-03**	**% change Q4-03/Q4-02**
Net banking income	**12,721**	**+9.1%**	**3,431**	**+14.1%**
Operating expenses	(8,889)	+2.2%	(2,296)	+2.3%
Gross operating income	**3,832**	**+29.5%**	**1,135**	**+49.0%**
Risk-related costs	(1,121)	+45.6%	(316)	+33.9%
Income from equity affiliates	856	+80.6%	239	+33.5%
Net income on fixed assets	(49)	(60.5%)	22	(38.9%)
Pre-tax income	**3,518**	**+38.6%**	**1,080**	**+45.7%**
Integration-related costs	**(513)**	**nm**	**(513)**	**nm**
Net income	**1,493**	**+5.1%**	**107**	**(77.5%)**
Net income group share	**1,140**	**(8.5%)**	**24**	**(94.3%)**
Net income group share before goodwill amortisation and integration-related costs	**2,401**	**+28.5%**	**757**	**+33.0%**

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FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity group share totalled €23.5 billion at end-2003 compared to €20.7 billion at end June 2003.

Risk-weighted assets totalled €212.5 billion at end-2003, down 3% versus end June 2003.

The overall solvency ratio was 8.9% (Tier 1 ratio: 7.9%) compared to respectively 8.2% and 7.5% at end June 2003.

PRO FORMA RESULTS BY BUSINESS LINE

Crédit Agricole S.A.'s six business lines performed excellently in 2003, generating **ROE of 14.8%** over the full year, up from 13.8% in the first half of 2003

1. FRENCH RETAIL BANKING - CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks delivered a strong commercial performance in all business areas.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) rose by €23 billion (+7%) between end-December 2002 and end-December 2003, reaching €350.2 billion. Bank deposits were driven by the sharp rise in precautionary and semi-liquid savings: with passbook deposits rising by 13.8% (or by €6 billion) and home-finance savings by 5.8%. Sight deposits continued to increase to €60.7 billion (up 5.3% year-on-year).

Amounts outstanding in life insurance policies distributed by the Regional Banks continued to grow sharply, rising by 10.4% to €89.1 billion. Amounts outstanding in mutual funds were up significantly by 12.7% year-on-year.

Lending remained firm, with particularly strong growth in the second half. New medium- and long-term lending totalled €42.1 billion (up 17.2% year-on-year), including €23.8 billion in the second half. The Regional Banks had €223.3 billion of loans outstanding at end-2003, a year-on-year increase of 7.1%. This increase in lending stems from very strong performances in local authority finance (up 13.4%) and in home loans (up 10.1% year-on-year).

In millions of euros	**2003**	**% change 2003/2002**	**Q4-03**	**% change Q4-03/Q4-02**
Income from equity affiliates	630	+35.8%	174	+10.8%
Pre-tax income	**630**	**+35.8%**	**174**	**+10.8%**
Tax	(41)***	nm	-	-

*** Tax impact of dividends received from Regional Banks

Net income before goodwill amortisation	**589**	**+26.9%**	**174**	**+10.8%**
Allocated capital (€ bn)	**3.0**			
ROE	17.9%			

Gross operating income for the Regional Banks (accounted for under the equity method) grew sharply by 15% compared to 2002, owing to a combination of two positive factors:

- **net banking income** rose to €11 billion, up 7% year-on-year (or 3.3% excluding investment of excess equity). This growth is partly due to the substantial increase in fee income (up 7.4%), which was mainly fuelled by fees for services and other banking transactions (up 9.0%) and insurance fees (up 9.8%)

- the increase in operating expenses remained under control (+1.8%).

Overall, the **cost/income ratio** (excluding dividends received from Crédit Agricole S.A.) improved by three percentage points to 59.7% versus 62.7% at year-end 2002.

Despite the difficult economic background, **the cost of credit risk** remained well under control, amounting to 31 basis points over the full year. Doubtful loans as a percentage of total loans outstanding continued to decline, reaching 3.9% at end-2003 compared to 4.1% a year earlier.

As a result, the **aggregate net income** of the 43 Regional Banks, equity-accounted at 25%, showed a very sharp year-on-year increase of 14.6% to €2.5 billion. The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 26.9% to €589 million, after the accretive impact of dividends paid, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

Annualised ROE in this business line was 17.9%, up from 16.4% in the first half of 2003.

The **fourth quarter** benefited from a strong commercial performance and a 3.4% increase in gross operating income compared to the fourth quarter of 2002. Net income from equity affiliates, before goodwill amortisation, amounted to €174 million, up 10.8% relative to the fourth quarter of 2002.

2. FRENCH RETAIL BANKING - CRÉDIT LYONNAIS

In millions of euros	**2003**	**% change 2003/2002**	**Q4-03**	**% change Q4-03/Q4-02**
Net banking income	**3,312**	**+3.6%**	**893**	**+8.0%**
Operating expenses	(2,409)	+2.3%	(620)	+3.0%
Gross operating income	**903**	**+7.0%**	**273**	**+21.3%**
Risk-related costs	(157)	x2.2	(27)	+22.7%
Pre-tax income	**746**	**(3.5%)**	**246**	**+21.2%**
Exceptional items + Tax + FGBR	(245)		(88)	+44.3%
Net income before goodwill amortisation	**501**	**(5.1%)**	**158**	**+11.3%**
Cost/income ratio	**72.7%**		**69.4%**	
Allocated capital (€ bn)	**2.1**			
ROE	23.5%			

The **Crédit Lyonnais** network also enjoyed robust growth in the individual and professional segments in 2003. This was fuelled by a sharp rebound in business levels in the second half.

Net banking income from the Crédit Lyonnais network totalled €3.312 billion in 2003, up 3.6% year-on-year. In the **individual and professional** segments, net banking income increased by 4.5%, driven by an increase in net interest income (+3.5%) and fee income (+4.6%).

The overall improvement in net interest income (+3.3%) reflects the strong growth in deposit and lending volumes:

- **funds taken**: on- and off-balance sheet customer funds outstanding were up 4.8% year-on-year to €108.1 billion. Savings deposits and sight deposits grew by 3.6% over the full year, based on an increase of 19% in passbook savings, 4% in home finance savings and 4% in sight deposits. In life insurance, new inflows remained very strong, surging by 9.6% year-on-year, with outstanding amounts rising to €27.3 billion at end-2003. Securities and mutual fund investments totalled €31.9 billion, up 2.7% compared to 2002 (after a 15% decline the previous year).

- **lending**: loans outstanding totalled €44.8 billion at end-2003, rising by 8.6% year-on-year and by 12% in the individual and professional segments alone. This growth was mainly driven by the increase in outstanding mortgage loans, which remained very strong (+14.6%), and in consumer credit (+9.4%). Meanwhile, the group pursued its policy of reducing loan exposure to the SME sector (down 5.3% year-on year), with a halt in the last quarter.

In the SME segment, net banking income was down 4.3% following the decision to reduce exposure in this market.

The 3.9% growth in fee income stems from a 9.6% increase in loan set-up fees (or +12.8% in the individual and professional segments alone) and a sharp pick-up in brokerage fees following the stock market rebound in 2003.

Operating expenses remained well under control during the year, rising by 2.3% year-on-year to €2.409 billion. Excluding provisions for employee incentives and profit sharing, this increase amounted to just 1.4%.

As a result, **gross operating income** improved by 7% to €903 million in 2003. The **cost income ratio** fell by almost one percentage point (0.9%) to 72.7% in 2003.

Risk-related costs totalled €157 million in 2003 (versus €71 million in 2002), impacted by increased provisions against a small number of specific SME exposures in the first half of 2003, and returning to more normal levels in the second half. Risk-related costs amounted to 45 basis points over the full-year compared to an all-time low of 21 basis points in 2002.

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Overall, **net income before goodwill amortisation** came to €501 million in 2003, compared to €528 million in 2002.

ROE stood at 23.5% in 2003, rising by over four percentage points from the first half.

Net banking income grew faster in the **fourth quarter of 2003** (up 8% compared to the fourth quarter of 2002), due to a strong rise in net interest income (+6.1%) and sharp increase in fee income (+10.1 %). **Gross operating income** stood at €273 million, up 21.3% compared to the fourth quarter of 2002.

With risk-related costs returning to more normal levels, **net income before goodwill amortisation** amounted to €158 million, rising by 11.3% compared to the fourth quarter of 2002.

3. SPECIALISED FINANCIAL SERVICES

The **Specialised Financial Services** business continues to grow sharply, driven by consumer lending in both France and abroad. This growth was boosted by the integration of Finaref in the first quarter of 2003.

Consumer credit outstandings - mainly handled by Sofinco, Finaref, Finalion and Lukas - rose rapidly to reach €28.1 billion at end-2003. This represents a year-on-year increase of €8.6 billion or 44%, resulting from strong demand for credit (up €2 billion or 10.5%), the build-up in the Sofinco/Crédit Lyonnais partnership (up €1.9 billion) and the integration of Finaref (€4.7 billion at end-2003).

Foreign subsidiaries continued to generate rapid growth, with outstandings of €6.7 billion, up 23% year-on-year excluding Finaref. Sofinco stepped up its foreign presence by increasing its stake in Portugal's Credibom from 40% to 85% during the third quarter of 2003. The expansion of the Agos Itafinco Subsidiary in Italy accounts for three-quarters of overall international growth. The foreign subsidiaries now generate 41% of income in the consumer credit business, excluding Finaref (compared to under 30% a year earlier).

Net banking income from the consumer credit business rose by 70% over the full year and by 12.7% on a comparable consolidation basis. Its contribution to this business line's income continues to increase, reaching 85% over the year compared to 77% in 2002.

The rise in risk-related costs remained under control (+€27 million on a comparable consolidation basis) relative to the increase in business volumes.

Lease finance outstandings totalled €12.5 billion, rising by 0.3% year-on-year. Despite an adverse economic background in 2003, new lending increased by €3.8 billion or by 4.9% year-on-year.

In equipment leasing for professionals and businesses, Lixxbail achieved €1.558 billion of new business in 2003, up 9.2% year-on-year. Ucabail generated €1.769 billion of new business, a year-on-year increase of 9.3%, mainly due to the arrangement of major financing deals for public infrastructures.

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Overall, net banking income from the leasing business was up 6.4% compared to 2002.

The **factoring business** posted revenues (factored receivables) of €25.7 billion, showing a slight decline from 2002 (down 0.9%) in a persistently tough environment. Overall factoring outstandings fell by 7.5% to €4.8 billion, masking an increase of over 3% in international outstandings.

In millions of euros		**% change**			**% change**	
	2003	**2003/2002**	**2003/2002 Excl. Finaref**	**04-03**	**Q4-03/04-02**	**Q4-03/04-02 Excl. Finaref ***
Net banking income	**2,208**	**+52.6%**	**+10.6%**	**606**	**+62.0%**	**+17.6%**
Operating expenses	(1,264)	+37.5%	+7.4%	(345)	+42.6%	+7.4%
Gross operating income	**944**	**+78.8%**	**+16.3%**	**261**	**+97.7%**	**+36.4%**
Risk-related costs	(356)	+66.4%	+7.5%	(109)	+84.7%	+23.7%
Income from equity affiliates	4		(50.0%)		-	
Pre-tax income	**592**	**+86.2%**	**+21.4%**	**152**	**x 2.1**	**+46.6%**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(221)	+75,4%	+14.3%	(65)	x 2.3	+57.1%
Net income before goodwill-amortisation	**371**	**+93.2%**	**+26.0%**	**87**	**+93.3%**	**+40.0%**
Cost/income ratio	**57.2%**			**56.9%**		
Allocated capital (€ bn)	**1.7**					
ROE	**21.1**					

* The Specialised Financial Services business line was expanded in 2003 with the addition of Finaref fully consolidated since 1 January 2003 Furthermore, Credibom, which was previously accounted for by the equity method (at 40%), has been fully consolidated since the third quarter of 2003. As a result, changes in the income statement are recalculated on a comparable consolidation basis, i.e. excluding the impact of these two companies.

Overall net banking income in the Specialised Financial Services division totalled €2.208 billion in 2003, a rise of 52.6% on 2002, or 10.6% on a comparable consolidation basis (i.e. excluding Finaref and Crédibom). Owing to a slower rise in **operating expenses** (up 37.5%, or 7.4% on a comparable consolidation basis), **gross operating income** increased by 78.8% (or 16.3% on a comparable basis) to €944 million. The **cost/income ratio** improved by over six percentage points to 57.2%.

Risk-related costs for this business line as a whole totalled €356 million, including €126 million resulting from its expansion. On a comparable consolidation basis, risk-related costs increased by 7.5%, i.e. slightly slower than business volumes.

Net income before goodwill amortisation amounted to €371 million, up 93.2% compared to 2002, or 26% on a comparable consolidation basis.

ROE was 21.1% in 2003 versus 20.5% in the first half of 2003.

The positive trends observed in 2003 gathered pace in the fourth quarter. On a comparable consolidation basis, **gross operating income** increased by 36.4%, fuelled by sharp growth in net banking income (+17.6%). Net **income** before goodwill amortisation came in at €87 million, tap 40% on the fourth quarter of 2002.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The Asset Management, Insurance and Private Banking business line recorded robust growth, which was boosted by the integration of Finaref's insurance business and the Intesa Bci Suisse private banking business in 2003. Overall, assets under management rose by €36.4 billion year-on-year (or 10.6%) to €380 billion, excluding double counting.

Growth was particularly strong in **asset management**, with Crédit Agricole S.A.'s total assets under management rising by €32 billion to €285.8 billion (assets principally managed by Crédit Agricole AM, Crédit Lyonnais AM, CPR AM and BFT).

This growth stemmed from two factors. (i) brisk new business, with new inflows totalling €18 billion, driven principally by bonds and structured products; and (ii) the equity market rally since March 2003. The market effect was positive in 2003 (+€15 billion), compared to a negative impact of €18.3 billion in 2002. As a result of efforts to bolster foreign operations during the previous year, assets under management outside France rose by 30.5% on a comparable consolidation basis.

The **private banking** business increased assets under management by €4.7 billion to €87.7 billion over the year. This rise was due to €1.4 billion of net new inflows and the integration of BCI Suisse business (€2.2 billion), which was merged with CAI Suisse in September 2003. Adverse exchange rates were more than offset by the stock market recovery (€1.4 billion).

The **life insurance** subsidiaries performed excellently in 2003. Premium income at Predica and Union des Assurances Fédérales totalled over €15 billion at end-2003, up 10.6% year-on-year and outperforming the market (9% growth according to FFSA). Assets under management were €123.5 billion at end-2003, up 9.1% year-on-year. This growth was driven by strong demand for traditional (non-unit-linked) policies, which saw a 9.8% year-on-year rise, and by a recent rebound in unit-linked policies (up 4.4% year-on-year, after a 0.5% decline in 2002).

The **property & casualty insurance business** continued to enjoy rapid growth. The integration of Finaref boosted premium income by €100 million in 2003. For **Pacifica,** 2003 was an outstanding year, with premium income reaching €676 million, up 14.9% year-on-year in a market that expanded by 7.5% (source: FFSA). 'Life's Accidents', health and legal protection insurance recorded sharp growth, with premium income up 18.4% over the year. Other products posted steady growth in new business. The overall claims ratio remained satisfactory, despite the floods that occurred in the south of France towards the year-end. The combined ratio was 96.7%.

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,635**	**+10.9%**	**728**	**+17.6%**
Operating expenses	(1,343)	(3.1%)	(319)	(11.6%)
Gross operating income	**1,292**	**+30.4%**	**409**	**+58.5%**
Risk-related costs	1	nm	7	+16.7%
Income from equity affiliates		+75.0%	3	x 3
Net income on fixed assets	-	nm	-	nm
Pre-tax income	**1,300**	**+30.5%**	**419**	**+58.1%**
Exceptional items (excluding integration-related costs + Tax + FGBR	(430)	+39.6%	(125)	+54.3%
Net income before goodwill amortisation	**870**	**+26.5%**	**294**	**+59.8%**
Cost/income ratio	**51.0%**		**43.8%**	
Allocated capital (€ bn)	**5.1**			
ROE	17.0%			

Gross operating income in this business line rose very sharply by 30.4% in 2003 to €1.292 billion. This was due to a strong increase in net banking income (+10.9%), together with a 3.1% reduction in operating expenses during the year. This trend accelerated in the fourth quarter, when gross operating income posted an excellent rise of 58.5%. The cost/income ratio fell by more than 7 percentage points over the year to 51.0%, and 43.8% in the fourth quarter alone.

Net income before goodwill amortisation came in at €870 million, up 26.5% compared to 2002. **ROE** was 17.1% in 2003 versus 14.6% in the first half of 2003.

In the **fourth quarter of 2003,** operating income posted a very substantial increase, driven by two positive factors: a very steep rise in net banking income (up 17.6% compared to Q4-2002) and a significant reduction in operating expenses (down 11.6%). The cost/income ratio fell to 43.8%. Overall, **net income** before goodwill amortisation reached €294 million, up 59.8% during the fourth quarter of 2002.

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5. CORPORATE AND INVESTMENT BANKING

The Corporate and Investment Banking business line (Crédit Agricole Indosuez and Crédit Lyonnais' corporate and investment banking unit) delivered a sharply improved performance, due in particular to strong business levels in fixed-income and asset financing activities.

In millions of euros	**2003**	**% change 2003/2002**	**Q4-03**	**% change Q4-03/Q4-02**
Net banking income	**4,763**	**+4.8%**	**1,181**	**(2.0%)**
Operating expenses	(3,117)	(5.2%)	(778)	(8.1%)
Gross operating income	**1,646**	**+30.7%**	**403**	**+12.6%**
Risk-related costs	(5611	+3.1%	(156)	+3.3%
Income from equity affiliates	-		-	
Net income on fixed assets	25	+56.3%	27	nm
Pre-tax income	**1,110**	**+51.8%**	**274**	**+32.4%**
Exceptional items (excluding integration-related costs)+ Tax + FGBR	(328)	+43.9%	(74)	+19.3%
Net income before goodwill amortisation and integration-related costs	**782**	**+55.5%**	**200**	**+37.9/o**
Cost/income ratio	**65.4%**		**65.9%**	
Allocated capital (€ bn)	**8.0**			
ROE	**10.5%**			

Gross operating income in the Corporate and Investment Banking business line rose to €1.646 billion, up 30.7% in 2003 (or 43.0% excluding currency effects). This growth resulted from a 4.8% rise in **net banking income** to €4.763 billion (or 12.4% increase excluding currency effects), partly due to an excellent second quarter performance in the investment banking business. In addition, **operating expenses** were down sharply by 5.2% to €3.117 billion (or virtually flat at constant exchange rates: +0.7%), reflecting the impact of measures introduced over the past few years.

The **cost/income ratio** improved by around 7 percentage points to 65.4%.

Risk-related costs showed little change at €561 million, up 3.1% compared to 2002. They reflect the prudent provisioning policy adopted by the group for its risks.

Net income before goodwill amortisation totalled €782 million, up 55.5% year-on-year, and giving an **ROE** of 10.5%, compared to 10.9% in the first half of 2003.

In the **fourth quarter**, gross operating income rose by 12.6%, owing to a substantial reduction in operating expenses (down 8.1% versus Q4-2002). Based on steady risk-related costs (up 3.3%), and after a €313 million provision for integration-related costs, net **income** before goodwill amortisation came to €200 million, increasing by 37.9% compared to Q4-2002.

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These results reflect different performances in each business area.

Financing activities

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,075**	**(1.5%)**	**513**	**(12.9%)**
Operating expenses	(1,171)	(9.0%)	(295)	(10.6%)
Gross operating income	**904**	**+10.4%**	**218**	**(15.8%)**
Risk-related costs	(578)	+3.2%	(158)	+8.2%
Net income on fixed assets	17	nm	19	nm
Pre-tax income	**343**	**+32.4%**	**79**	**(30.1%)**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(107)	+11.5%	(25)	nm
Net income before goodwill amortisation and integration-related costs	**236**	**+44.8%**	**54**	**(28.0%)**
ROE	**5.4%**			

Financing activities recorded a 10.4% rise in gross operating income, which reached €904 million, driven by two contrasting factors:

- A 1.5% decline in **net banking income** as a result of a reduction by 20% of weighted assets in commercial banking, combined with the impact of a weaker dollar.
- A persistently sharp drop in **operating expenses,** which were down 9.0% year-on-year, with an accelerated decline in the last quarter of 2003 (down 10.6% versus Q4-2002), due to ongoing streamlining efforts.

Risk-related costs remained steady compared with 2002 at €578 million, despite an increase in general provisions as part of a prudent provisioning policy.

Net income before goodwill amortisation and integration-related costs was €236 million, rising by 44.8% year-on-year.

The activities of CALFP were stopped in 2003; its contribution was again slightly positive.

In the **fourth quarter,** financing activities recorded a 15.8% decline in gross operating income due to a 12.9% drop in NBI, which was partly offset by a 10.6% reduction in operating expenses. Pre-tax income came to €79 million, while net income before goodwill amortisation and integration-related costs was €54 million.

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Capital markets and investment banking

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,688**	**+10.2%**	**668**	**+8.4%**
Operating expenses	(1,946)	(2.7%)	(483)	(6.6%)
Gross operating income	**742**	**+68.6%**	**185**	**+86.9%**
Risk-related costs	17	+6.3%		nm
Net income on fixed assets	8	(50.0%)		nm
Pre-tax income	**767**	**+62.5%**	**195**	**X 2.1**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(221)	+67,4%	(49)	nm
Net income before goodwill amortisation and integration-related costs	**546**	**+60.6%**	**146**	**X 2.1**
ROE	19.4%			

Capital markets and investment banking saw a very sharp rise in business levels in 2003. **Gross operating income came in at €742 million, up 68.6% year-on-year.** This strong performance stems from a combination of two factors.

- A 10.2% year-on-year rise in net **banking income**, mainly driven by a buoyant fixed income and forex business (12.9% increase in fixed income revenues), but also by higher revenues from complex products and credit derivatives. Equity and advisory business was tip 15.2% versus 2002, despite a weak first half.
- A 2.7% drop in **operating expenses.**

Net income before goodwill amortisation and integration-related costs was €546 million, up 60.6% year-on-year.

ROE was 19%.

In equity capital activities, **UI** (Union d'Etudes et d'Investissements) group, Crédit Agricole S.A.'s investment arm, invested €136 million in 2003 (versus €162 million in 2002). It also sold €254 million of assets (versus €222 million in 2002). Most of the income contribution from these activities (€69 million) was concentrated in the fourth quarter.

In the **fourth quarter**, capital markets and investment banking posted a gross operating income of €18.5 million, up 86.9% over the fourth quarter of 2002. Pre-tax income stood at €195 million, while net income before goodwill amortisation and integration-related costs amounted to €146 million.

6. INTERNATIONAL RETAIL BANKING

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**359**	**(12.7%)**	**83**	**(14.4%)**
Operating expenses	(279)	(9.4%)	(62)	(7.5%)
Gross operating income	**80**	**(22.3%)**	**21**	**(30.0%)**
Risk-related costs	(52)	(58.7%)	(14)	(51.7%)
Income from equity affiliates	209	x 5.1	57	x 19
Net income on fixed assets	-	nm	-	nm
Pre-tax income	**237**	**nm**	**64**	**x 16**
Exceptional items + Tax + FGBR	(14)	nm	(2)	nm
Net income before goodwill amortisation	**223**	**nm**	**62**	**nm**
Cost/income ratio	**77.7%**		**74.7%**	
Allocated capital (€ bn)	**2.6**			
ROE	**9.3%**			

The income contribution from the International Retail Banking business line improved sharply in 2003, mainly as a result of two factors: (i) a strong recovery in the contribution from **Banca Intesa,** which came to €115 million, compared to a loss of €55 million in 2002; and (ii) the non-recurrence of losses arising from the withdrawal from **Argentina,** which dragged 2002 income down by €106 million.

Net income from this business line continued to recover. Before goodwill amortisation, net income totalled €223 million in 2003, as opposed to a €57 million loss in 2002.

In the fourth quarter, net income before goodwill amortisation was €62 million, versus a €7 million loss in 2002.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

In millions of euros	2003	% change 2003/2002	Q4-03	% change 2003/2002
Net banking income	**(556)**	**+73.8%**	**(60)**	**(48.3%)**
Operating expenses	(477)	+7.0%	(172)	+37.6%
Gross operating income	(1,033)	+34.9%	(232)	(3.7%)
Risk-related costs	4	nm	(17)	nm
Income from equity affiliates	6	nm	5	nm
Net income on fixed assets	(74)	nm	(5)	nm
Pre-tax income	**(1,097)**	**+50.7%**	**(249)**	**+48.2%**
Exceptional items + Tax + FGBR _Exceptional	515	+13.7%	114	(9.5%)
Net income before goodwill amortisation	**(582)**	**x 2.1**	**(135)**	**x 3.2**

Net banking income dropped by €236 million compared to 2002, due to the combined impact of:

- the equity slump, which led to a €187 million mark-down of the proprietary equity book (compared to €103 million in 2002)
- a reduced contribution from the fixed-income portfolio

Furthermore net banking income bears the financing costs for acquisitions made by Crédit Agricole S.A. (around €1 billion in 2003)

- Crédit Lyonnais : €440 million
- Finaref : €100 million
- Regional Banks' CCI & CCA equity securities : €360 million
- Other : €100 million.

The fair value of Crédit Agricole S.A.'s holding in Rue Impériale was adjusted through an **extraordinary goodwill write-down** of €154 million after tax.

€151 million charge was booked against the **cost** of the Crédit Agricole-Crédit Lyonnais **integration** process.

The net loss before goodwill amortisation and integration-related costs was €582 million in 2003.

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CREDIT AGRICOLE GROUP: CONSOLIDATED RESULTS

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A and subsidiaries.

The Crédit Agricole group generated net income group share of €2.757 billion in 2003, up 10.1% compared to 2002.

This increase was due to the combination of strong organic growth, the inclusion of Crédit Lyonnais and the improved results at Banca Intesa.

Total shareholders' equity (group share plus the Fund for General Banking Risks) was €43.3 billion at year-end 2003, an increase of 27.0% compared to year-end 2002.

Group pro forma financial data

In millions of euros	**2003**	**% change 2003/2002**
Net banking income	**23,886**	**+8.3%**
Operating expenses	J15,592)	+2.1
Gross operating income	**8,294**	**+22.3%**
Risk-related costs	(2,007)	+47.7%
Income from equity affiliates	219	nm
Net income on fixed assets	(101)	(29.9%)
Pre-tax income	**6,405**	**+21.2%**
Integration-related costs	(513)	nm
Exceptional items	(151)	(47.2%)
Tax	(1,963)	+27.5%
Goodwill amortisation	(926)	+41.6%
FGBR	207	nm
Net income	**3,059**	**+16.1%**
Net income group share	**2,757**	**+10.1%**
Net income group share before goodwill amortisation and integration-related costs	**4,044**	**+28.0%**

* * *

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Resignation of Mr Dominique Ferrero *(press release dated 15 December, 2003)*

René Carron, Chairman of the Board of Crédit Agricole S.A., informed the Board of Directors on 15 December, 2003 that Dominique Ferrero wished to resign his mandates within the Crédit Agricole S.A. group.

The Board of Directors has taken note of and has accepted his resignation. The Board expressed its gratitude for the key role Mr. Ferrero has played in the integration between Crédit Agricole and Crédit Lyonnais as well as for his work at Crédit Lyonnais since 1999, turning the bank around and redeveloping it.

The Board of Directors of Crédit Agricole S.A. has approved the proposal by Jean Laurent that the people listed below be proposed to the relevant Boards within the Group for the following appoints (subject to approval by the *Comité des établissements de crédit et des enterprises d'investissement*):

- Georges Pauget as Chief Executive Officer of Crédit Lyonnais;
- Jacques Baudouin as Deputy Chief Executive Officer of Crédit Lyonnais;
- Edouard Esparbes as Chief Executive Officer of Crédit Agricole Indusouez. As proposed by the Chief Executive Officer of Crédit Agricole S.A., to the Board of Directors, Edouard Esparbès will become Deputy Chief Executive Officer of Crédit Agricole S.A. effective 1 January 2004.

The Board of Directors was also advised by Jean Laurent that Marc Antoine Autheman has decided to resign. The Board of Directors thanked him for the work done as head of Crédit Agricole Indosuez as well as senior manager of Crédit Agricole S.A.

Jean Laurent told the Board of Directors of the forthcoming appointment of Jean-Frédéric de Leusse, managing director of the Fédération nationale du Crédit Agricole, as head of the international retail banking division.

The Chief Executive Officer of Crédit Agricole S.A. also said that the integration process between Crédit Agricole S.A. and Crédit Lyonnais which started in June will continue as planned and that all appointments announced to date are confirmed.

Acquisition of a second tranche in Finaref *(press release dated 1 December, 2003)*

Crédit Agricole S.A. and Pinault Printemps-Redoute ("PPR") have settled on a definitive timetable for Crédit Agricole's acquisition of the second tranche in Finaref (a 29% stake).

The transactions will take place as follows:

1. On 1 December, 2003, Crédit Agricole S.A. acquired another 14.5% in Finaref S.A. and in Finaref Group AB (the group's credit and financial services in Scandinavia).

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2. At the end of the first quarter of 2004, Crédit Agricole will acquire the remaining 14.5%, bringing its controlling interest to 90%.

The agreement signed in December 2002 stipulated that Crédit Agricole S.A. would purchase a 61% stake in Finaref from PPR as the first tranche of the deal – this has already gone through – and the additional 29% in the first quarter of 2004. Dividing the second tranche in two enables Crédit Agricole S.A. to speed up its expansion in consumer credit and PPR to continue focusing on its core businesses of retail and luxury goods and to strengthen its balance sheet.

The change in timetable does not affect the initial transaction price of €743 million for the remaining 29%.

As agreed at the outset, PPR is to preserve a 10% stake in Finaref as part of the long-term partnership between Finaref and PPR Group retail companies.

Success of the €1.973 billion rights issue *(press release dated 19 November, 2003)*

The €1.973 billion rights issue launched by Crédit Agricole S.A. on 17 October, 2003 was extremely successful: excluding the subscription orders of S.A.S. La Boétie, the majority shareholder, the orders amounted to 1.5 times the number of shares to be issued, of which 58,772,359 shares requested on an irreducible basis (i.e. a 98.52% subscription rate) and 29,636,102 shares subject to reduction.

This success also results from a very strong participation of the individual shareholders and show the strong involvement of the Regional Banks of Crédit Agricole and of Crédit Lyonnais' network.

880,154 shares will be subscribed by way of reduced entitlement (out of 89,288,615 requested, including the shares requested by S.A.S. La Boétie).

Following the completion of this rights issue (issue amount of 122,793,536 new shares), Crédit Agricole S.A.'s share capital shall be made up from 1,473,522,437 shares, S.A.S. La Boétie holding 51.41% of them. The new shares will be listed on the Premier Marché of Euronext Paris S.A. and their trading will begin on 24 November, 2003.

Results from Third Quarter of 2003 *(press release dated 19 November, 2003)*

Proforma results (*)

First nine months 2003

- Net income group share: €1.116 billion (+35.3%)
- Net income group share before goodwill amortisation: €1.644 billion (+26.6%)

Third quarter 2003

- Net income group share: €382 million (x 2.8)
- Net income group share before goodwill amortisation: €577 million (+94.9%)

First nine months 2003 – Consolidated results

- Net income group share(**): €1.002 billion (+39%)
- Net income group share before goodwill amortisation: €1.389bn (+46.8%)

Crédit Agricole S.A.' s Board of Directors, chaired by René Carron, met on 19 November and, after having been informed of the excellent outcome of the rights issue, approved the results for the nine months ended 30 September, 2003. These results confirm and enhance the improvement in operating performance seen in the first half year. Gross operating income came in at €2.697 billion, up 22.8% relative to the year-earlier period, while pre-tax ordinary income was €2.438 billion, an increase of 35.6%(***).

This performance is supported by a good third quarter, when net banking income rose by 16.1% year-on-year, gross operating income by 70.5% and ordinary income by a factor of 2.3.

All business lines contributed to this strong growth:

- both retail networks maintained their very strong commercial impetus
- the consumer credit business continued to grow strongly
- new money inflows grew firmly in asset management
- the financing and investment banking business saw a strong rise in operating income, with risk-related costs remaining stable.

Proforma Results by Business Lines

Crédit Agricole S.A.'s six business lines performed excellently in the first nine months of 2003, generating ROE of 14.0%, up from 13.8% in the first half.

* Crédit Lyonnais consolidated at 92.55% in the first half of 2003 and at 94.82% as of 1 July 2003

** Crédit Lyonnais accounted for by the equity method during the first half of 2003 at 24.96% (weighted average ownership interest during the period) and consolidated at 94.82% as of 1 July 2003

*** Proforma figures are used throughout this press release

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1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

Activity at the Regional Banks remained strong in all business areas.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) rose by 6.2% between end-September 2002 and end-September 2003, i.e. by almost €20 billion, to €335.1 billion.

Bank deposits were driven by strong growth in precautionary and semi-liquid savings, with passbook deposits rising by 15.1% (or by €6.2 billion) and home-finance savings by 6.1%. Sight deposits remained high at €56.9 billion, up 3.3% year-on-year.

Amounts outstanding in life insurance policies distributed by the Regional Banks continued to grow strongly, rising by €85.1 billion or 10.3%. Amounts outstanding in mutual funds marketed by the Regional Banks rebounded strongly, and were up 12.9% year-on-year at end-September 2003.

Lending remained firm, with particularly strong growth in the third quarter. New medium- and long-term lending totalled €29.8 billion, up 15.1% or €3.9 billion on the first nine months of 2002. In the third quarter alone, new lending totalled €11.5 billion, up 24% on the year-earlier period.

The Regional Banks had €216.8 billion of loans outstanding at 30 September, 2003, an increase of 6.2% year-on-year. Lending increased in all segments, and most strongly in housing loans (+8.8% year-on-year).

The average number of products held per Regional Bank current account continued to rise, and stood at 7.42 at 30 September, 2003, versus 7.36 a year earlier.

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Income from equity affiliates	456	+ 48.5%	146	+ 27.0%
Pre-tax income	**456**	**+ 48.5%**	**146**	**+ 27.0%**
Extraordinary items + Tax + FGBR	(41)*	n.m.	-	-
Net income before goodwill amortisation	**415**	**+ 35.2%**	**146**	**+ 27.0%**
Allocated capital (€ bn)	**3.0**			
ROE	**17.0%**			

* Tax impact of dividends received from Caisses Régionales

In the first nine months of 2003, the **net banking income** of the Regional Banks (accounted for under the equity method) grew by 8.1% year-on-year, and by 3.1% excluding investment of excess equity. Due to a firm grip on operating expenses (+0.9%), the **cost/income ratio** (excluding dividends received from Crédit Agricole SA) continued its rapid improvement, falling to 60.2% versus 64.7% at 30 September, 2002. Overall, operating performance improved sharply. **Gross operating income** was up 19.8% year-on-year in the first nine months and up 30.7% year-on-year in the third quarter.

Despite the tough economic background, **risk-related costs** remained well under control, totalling €482 million (or 30 basis points) in the first nine months. Doubtful loans equalled 4.1% of total loans outstanding, down from 4.4% a year earlier.

As a result, the **aggregate net income** of Regional Banks equity-accounted at 25% rose by 23.9% to €467 million. Due to the accretive effect of dividends, the Regional Banks' contribution to Crédit Agricole S.A.'s consolidated income rose by 35.2% to €415 million after the taxation of dividends paid.

Annualised ROE in this business line was 17.0%, up from 16.4% in the first half of 2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**2,419**	**+ 2.0%**	**831**	**+ 6.1%**
Operating expenses	(1,789)	+ 2.1%	(594)	+ 2.8%
Gross operating income	**630**	**+ 1.8%**	**237**	**+ 15.6%**
Risk-related costs	(130)	X 2.7	(34)	x 3.4
Pre-tax income	**500**	**(12.3%)**	**203**	**+ 4.1%**
Extraordinary items + Tax + FGBR	(157)	(14.7%)	(64)	+ 4.9%
Net income before goodwill amortisation	**343**	**(11.1%)**	**139**	**+ 3.7%**
Cost-income ratio	**73.9%**		**71.5%**	
Allocated capital	**2.1**			
ROE	**21.5%**			

The Crédit Lyonnais network performed well in the first nine months of 2003, due to strong commercial impetus in the individual and professional segments in the third quarter.

Loans outstanding totalled €42.2 billion at 30 September, 2003, driven by strong growth in lending to individual and professional customers (+11.3% relative to the first nine months of 2002). Mortgage lending continued to grow very rapidly, by 13.4% year-on-year, and demand for consumer credit was robust, rising by 8.8% year-on-year. Efforts to reduce small business lending continued, with a year-on-year fall of 7%.

On- and off-balance sheet customer deposits outstanding were stable at €98.8 billion, giving a 0.3% year-on-year fall in average principal. This was due to:

- firm growth in savings deposits (passbook and home purchase savings up 7.7%) and in sight deposits (+4.6%)
- continuing strong performance in life insurance, with outstanding amounts totalling €25.9 billion, up 7.4% year-on-year

- a slower decline in securities and mutual fund investments relative to the first half, with outstandings down 12.4%

The Crédit Lyonnais network's **net banking income** totalled €2.419 billion in the first nine months of 2003, up 2% year-on-year. In the individual and professional segments, net banking income rose by 3.4% due to good performance in interest income (+4.1%) on the back of higher deposit and lending volumes, and in fee income, which rose by 7.9% excluding commissions on investments and securities.

Net banking income in the SMEs fell by 8.9%, due to the decision to reduce exposure to this market.

In the **third quarter**, net banking income rose by 6.1% year-on-year, due to a 6.7% rise in interest income and a 5.6% increase in fee income.

Operating expenses totalled €1.789 billion, and the year-on-year increase was limited to 2.1%.

As a result, **gross operating income** rose by 1.8% to €630 million in the first nine months of 2003, with a 15.6% year-on-year increase in the third quarter.

Risk-related costs totalled €130 million in the first nine months, up from €49 million in the year-earlier period. Risk remains concentrated in a small number of companies. Risk-related costs in the third quarter were 38.2% lower than in the second.

Overall, **net income before goodwill amortisation** was €343 million in the first nine months of 2003, down 11.1% year-on-year. In the third quarter, net income was up 3.7% relative to Q3 2002, at €139 million, and ROE was 21.5%, a rise of more than 2 points relative to Q2 2003.

3. SPECIALISED FINANCIAL SERVICES

The Specialised Financial Services business continues to grow strongly, driven by consumer lending both in France and abroad. This growth was boosted by the integration of Finaref in the first quarter of 2003.

Consumer credit outstandings – mainly handled by Sofinco, Finaref, Finalion and Lukas – rose rapidly during the period, and totalled €27 billion at end-September 2003. This represents a year-on-year increase of €8.7 billion or 47.2%, resulting from strong demand for credit (organic growth of €1.9 billion or 11.3%), the build-up in the Sofinco/Crédit Lyonnais partnership (+€2.2 billion) and the integration of Finaref (€4.6 billion at 30 September, 2003).

Foreign subsidiaries continue to generate rapid growth, with outstandings of €6.4 billion, up 26% year-on-year excluding Finaref. Sofinco strengthened its foreign presence by increasing its stake in Portugal's Credibom from 40% to 85% in the third quarter of 2003.

Interest margins benefited from the continuing fall in refinancing rates. As a result, the consumer credit business achieved an 11.2% year-on-year increase in net banking income at comparable scope.

Risk-related costs remained under control, rising by 9.9% excluding Finaref, which was in line with lending levels.

Lease finance outstandings totalled €12.5 billion, a rise of 0.9%. Against an adverse economic background, new lending stabilised at €2.6 billion in the first nine months of 2003.

In equipment leasing for professionals and companies, Lixxbail achieved €1.088 billion of new business in the first nine months of 2003, up 6% year-on-year. Ucabail generated €1.268 billion of new business in France, a year-on-year increase of 8.7%, due in particular to growth in IT and general equipment leasing, in which it strengthened its co-operation with the Regional Banks.

The **factoring business** made a profit in the first nine months of 2003, despite the operating environment remaining tough. Combined revenues (factored receivables) at Eurofactor and Transfact totalled €18.5 billion, down 2.4% relative to the first nine months of 2002. Overall factoring outstandings fell by 3.1% to €4.3 billion.

In millions of euros		**% change**			**% change**	
	9M-03	**9M-03/9M-02**	**9M-03/9M-02 Excl. Finaref**	**Q3-03**	**Q3-03/Q3-02**	**Q3-03/Q3-02 Excl. Finaref**
Net banking income	**1,602**	**+ 49.3%**	**+ 9.4%**	**560**	**+ 55.6%**	**+ 13.6%**
Operating expenses	(919)	+ 35.7%	+ 8.1%	(314)	+ 34.2%	+ 9.4%
Gross operating income	**683**	**+ 72.5%**	**+ 11.6%**	**246**	**+ 95.2%**	**+ 21.4%**
Risk-related costs	(247)	+ 59.4%	+ 3.2%	(76)	+ 58.3%	(6.3%)
Income from equity affiliates	4	+ 0.0%	+ 0.0%	0	n.m.	n.m.
Pre-tax income	**440**	**+ 79.6%**	**+ 16.7%**	**170**	**X 2.1**	**+ 35.0%**
Extraordinary items + Tax + FGBR	(156)	+ 59.2%	+ 4.1%	(59)	+ 78.8%	+ 15.2%
Net income before goodwill amortisation	**284**	**+ 93.2%**	**+ 25.2%**	**111**	**X 2.4**	**+ 48.9%**
Cost/income ratio	**57.4%**			**56.1%**		
Allocated capital (€ bn)	**1.7**					
ROE	**22.4%**					

In the business line as a whole, **net banking income** grew firmly to €1.602 billion (+9.4% excluding Finaref). **Gross operating income** totalled €683 million, a rise of 11.6% excluding Finaref. In the third quarter, **gross operating income** rose by 21.4% excluding Finaref.

Pre-tax ordinary income came in at €440 million, up 79.6% relative to the first nine months of 2002, and up 16.7% excluding Finaref.

Net income before goodwill amortisation almost doubled year-on-year in the first nine months of 2003, coming in at €284 million (+25.2% excluding Finaref), while **ROE** was 22.4%.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

There was strong growth in the Asset Management, Insurance and Private Banking business line, and its performance was also boosted by the integration of Finaref's insurance business and Intesa Bci Suisse private banking business in 2003. Overall, assets under management rose by €24.6 billion (or 8.6%) in the first nine months of 2003 to €483.7 billion (€368.1 billion excluding double counting), and by almost €7 billion in the third quarter.

Growth was particularly strong in **asset management**, with Crédit Agricole SA's total assets under management rising 10.5% to €276.2 billion (assets managed principally by Crédit Agricole AM, Crédit Lyonnais AM, CPR AM and BFT). This growth was due to stronger net new money (up €16.7 billion in the first nine months), and the equity market rally since March 2003, which boosted the value of assets by €6.7 billion. As a result of efforts to bolster foreign operations in the previous period, assets under management outside France rose by 29% at constant scope.

The **private banking** business increased assets under management by €3.3 billion in the first nine months of 2003. This rise was due to €1.6 billion of net new money and the integration of Intesa Bci Suisse business (€2 billion), which was merged with CAI Suisse in September 2003. Adverse exchange rate effects were partly offset by the stockmarket recovery.

Life insurance subsidiaries performed well once again. Premium income at Predica and Union des Assurances Fédérales totalled almost €11 billion in the first nine months, up 8.5% year-on-year and ahead of the market growth figure of around 5% in the first eight months of the year. Assets under management were €121.2 billion at the end of the period, up 9.6% year-on-year, consisting of €90 billion for Predica and €31.2 billion for UAF. Growth is still being driven by strong demand for traditional (non-unit-linked) policies, which saw a year-on-year rise of 10.3%, and by a recent rebound in unit-linked policies (+4.2% year-on-year, having fallen by 2.8% in the first half of 2003).

The property and casualty insurance business continued to generate strong growth, and benefited from the integration of Finaref (€75m). Pacifica's premium income rose by 32.5% year-on-year in the first nine months. 'Life's Accidents' insurance saw particularly strong growth of 36.5%, and the build-up in the farmers' P&C business continued. At 30 September, 2003, the claims ratio remained moderate at 66.6%.

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**1,907**	**+ 8.5%**	**645**	**+ 10.3%**
Operating expenses	(1,024)	(0.1%)	(341)	+ 0.6%
Gross operating income	**883**	**+ 20.5%**	**304**	**+ 23.6%**
Risk-related costs	(6)	(71.4%)	2	(66.7%)
Income from equity affiliates	4	+ 33.3%	0	(100.0%)
Net income on fixed assets	0	n.m.	0	n.m.
Pre-tax income	**881**	**+ 20.5%**	**306**	**+ 13.8%**
Extraordinary items + Tax + FGBR	(305)	+ 34.4%	(95)	(4.0%)

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Net income before goodwill amortisation	**576**	**+ 14.3%**	**211**	**+ 24.1%**
Cost-income ratio	**53.7%**		**52.9%**	
Allocated capital (€ bn)	**5.0**			
ROE	**15.2%**			

The gross operating income of the business line rose by 20.5% to €883 million in the first nine months of 2003. This was due to firm net banking income, together with stable expenses. The trend accelerated in the third quarter, when gross operating income rose by 23.6%.

Net income before goodwill amortisation came in up 14.3% relative to the first nine months of 2002 at €576 million, and ROE was 15.2%.

5. FINANCING AND INVESTMENT BANKING

The performance of the Financing and Investment Banking business line (CAI and Crédit Lyonnais's FIB unit) improved sharply, due in particular to strong business levels in the fixed-income and asset financing businesses, along with the continuing reduction in operating expenses.

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**3,582**	**+ 7.2%**	**1,124**	**+ 13.1%**
Operating expenses	(2,339)	(4.1%)	(744)	(5.3%)
Gross operating income	**1,243**	**+ 38.0%**	**380**	**+ 82.7%**
Risk-related costs	(405)	+ 3.1%	(140)	(4.8%)
Income from equity affiliates	-	-	-	-
Net income on fixed assets	(2)	n.m.	3	n.m.
Pre-tax income	**836**	**+ 59.5%**	**243**	**X 4**
Extraordinary items + Tax + FGBR	(254)	+ 53.0%	(80)	X 5
Net income before goodwill amortisation	**582**	**+ 62.6%**	**163**	**X 3.6**
Cost-income ratio	**65.3%**		**66.2%**	
Allocated capital (€ bn)	**8.4**			
ROE	**10.0%**			

Gross operating income in the Financing and Investment Banking business line rose by 38.0% relative to the first nine months of 2002, totalling €1.243 billion. This performance resulted from a 7.2% rise in **net banking income** to €3.582 billion, and a substantial 4.1% drop in **operating expenses** to €2.339 billion.

Risk-related costs were little changed (+3.1%) relative to the year-earlier period, coming in at €405 million. Compared with the second quarter, they fell by 39.1% .

Net income before goodwill amortisation totalled €582 million, up 62.6% year-on-year, and giving a **ROE** of 10.0%.

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Performance in the **third quarter of 2003** compared very favourably with that in the year-earlier period. **Net income** before goodwill amortisation was €163 million, **3.6 times higher** than the figure for the third quarter of 2002.

This growth was due to a 4.8% fall in risk-related costs and, more importantly, to strong growth in gross operating income (+82.7%), which was the result of a 13.1% rise in revenues and a continuing firm grip on operating expenses, which fell by 5.3%.

Performance varied between business areas.

Capital markets and investment banking

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**2,020**	**+ 10.7%**	**607**	**+ 16.5%**
Operating expenses	(1,463)	(1.3%)	(476)	(0.2%)
Gross operating income	557	+ 63.3%	131	X 3
Risk-related costs	15	(28.6%)	(32)	n.m.
Net income on fixed assets	-	n.m.	-	-
Pre-tax income	572	+ 51.3%	99	+ 86.8%
Extraordinary items + Tax + FGBR	(172)	+ 59.3%	(32)	n.m.
Net income before goodwill amortisation	**400**	**+ 48.1%**	**67**	**+ 59.5%**
ROE	**18.0%**			

Net income before goodwill amortisation in the capital markets and investment banking business totalled €400 million, up 48.1% year-on-year. This was due to a sharp 63.3% rise in gross operating income, which resulted from two factors:

- a 10.7% rise in net banking income relative to the first nine months of 2002. This was mainly due to growth in the advisory and equity businesses, where revenues rose by 21.5%, and a 14.6% increase in fixed-income revenues, despite the slowdown in the third quarter.

- a 1.3% fall in operating expenses, resulting from continuing efforts to reduce headcount.

ROE was 18.0%.

In the **third quarter**, the capital markets and investment banking business increased net income by 59.5% year-on-year. This was due to a 16.5% rise in revenues, resulting from a recovery in the brokerage business, particularly in Asia, and in equity derivatives.

Financing

In millions of euros	**9M-03**	**% change**	**Q3-03**	**% change**

		9M-03/9M-02		Q3-03/Q3-02
Net banking income	**1,562**	**+ 3.0%**	**517**	**+ 9.3%**
Operating expenses	(876)	(8.5%)	(268)	(13.3%)
Gross operating income	**686**	**+ 22.5%**	**249**	**+ 51.8%**
Risk-related costs	(420)	+ 1.4%	(108)	(30.8%)
Net income on fixed assets	(2)	n.m.	3	n.m.
Pre-tax income	**264**	**+ 80.8%**	**144**	**X 18**
Extraordinary items + Tax + FGBR	(82)	+ 41.4%	(48)	n.m.
Net income before goodwill amortisation	**182**	**X 2.1**	**96**	**X 32**
ROE	**5.3%**			

The financing business generated net income of €182 million, 2.1 times higher than in the first nine months of 2002. This very strong performance was due to:

- a 22.5% rise in gross operating income, resulting from a slight 3.0% rise in net banking income, and a sharp 8.5% fall in operating expenses. Near-flat net banking income masked a strong 7.4% rise in asset financing revenues, along with a 6.1% fall in commercial banking revenues, in line with the redeployment strategy in this business area.

- stable risk-related costs (+1.4%).

In the **third quarter**, the financing business' contribution to net income rose sharply year-on-year, from €3 million in Q3 2002 to €96 million in Q3 2003, due to:

- a 51.8% rebound in gross operating income, resulting from a 9.3% rise in revenues, particularly in structured finance, and a 13.3% fall in operating expenses.

- risk-related costs that were down 30.8% relative to the third quarter of 2002, and down 50% relative to the second quarter of 2003.

6. INTERNATIONAL RETAIL BANKING

Net income in the International Retail Banking business line continued to recover. Before goodwill amortisation, net income totalled €161 million in the first nine months of 2003, as opposed to a €50 million loss in the same period of 2002.

In millions of euros	9M-03	% change 9M-03/9M-02	Q3-03	% change Q3-03/Q3-02
Net banking income	**276**	**(12.1%)**	**89**	**(4.3%)**
Operating expenses	(217)	(10.0%)	(71)	(12.3%)
Gross operating income	**59**	**(19.2%)**	**18**	**+ 50.0%**
Risk-related costs	(38)	(60.8%)	(18)	(28.0%)
Income from equity affiliates	152	X 4	53	n.m.

Net income on fixed assets	0	n.m.	0	n.m.
Pre-tax income	**173**	**n.m.**	**53**	**n.m.**
Extraordinary items + Tax + FGBR	(12)	(61.3%)	(3)	n.m.
Net income before goodwill amortisation	**161**	**n.m.**	**50**	**n.m.**
Cost-income ratio	**78.6%**		**79.8%**	
Allocated capital (€ bn)	**2.4**			
ROE	**9.5%**			

The two main factors behind this sharp improvement were the strong recovery in the contribution from **Banca Intesa**, which was €103 million, versus a loss of €34 million in the year-earlier period, and the non-recurrence of losses arising from the withdrawal from **Argentina**, which dragged 9-month income down by €106 million in 2002.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The contribution of the Proprietary Asset Management and Other Activities business line was adversely affected by the impact of the bear market on the equity portfolio, and reflects the cost of financing acquisitions (mainly Crédit Lyonnais, the Regional Banks and Finaref). The segment made a **net loss** before goodwill amortisation of €447 million in the first nine months of 2003, as opposed to a negative contribution of €233 million in the year-earlier period.

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**(496)**	**X 2.4**	**(187)**	**+ 5.6%**
Operating expenses	(305)	(5.0%)	(101)	+ 7.4%
Gross operating income	**(801)**	**+ 52.6%**	**(288)**	**+ 6.3%**
Risk-related costs	21	(88.4%)	7	(79.4%)
Income from equity affiliates	1	n.m.	(13)	(50.0%)
Net income on fixed assets	(69)	(56.6%)	15	n.m.
Pre-tax income	**(848)**	**+ 51.4%**	**(279)**	**(17.0%)**
Extraordinary items + Tax + FGBR	401	+ 22.6%	130	(24.4%)
Net income before goodwill amortisation	**(447)**	**+ 91.8%**	**(149)**	**(9.1%)**

In the first nine months of 2003, the equity portfolio gave rise to a €180 million mark-down, whereas the figure for the same period of 2002 was only €54 million, net of €64 million of capital gains realised. However, the marking down fell to €28 million in the third quarter of 2003.

Pre-tax financing costs totalled €245 million per quarter, breaking down as follows:

- Crédit Lyonnais: €105 million
- Finaref: €25 million
- Regional Banks CCI and CCA equity securities: €90 million
- Other: €25 million

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CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Crédit Agricole S.A.'s consolidated net income group share for the first nine months of 2003 was €1.002 billion, an increase of 39.0% relative to the year-earlier period. Before goodwill amortisation, it stood at €1.389 billion, an increase of 46.8%.

PROFORMA RESULTS (all following figures are proforma)

Consolidated net income group share for the first nine months of 2003 was €1.116 billion, up 35.3% year-on-year. Before goodwill amortisation, it was €1.644 billion, up 26.6%.

Gross operating income totalled €2.697 billion, up 22.8% relative to the first nine months of 2003. This growth was due to:

- a 7.4% increase in **net banking income** to €9.290 billion. This was driven mainly by the Specialised Financial Services business line – which benefited from the integration of Finaref – along with the asset management, financing and investment banking businesses. Net banking income in the Proprietary Asset Management and Other Activities business line suffered from the negative effect of the stockmarket environment on equity portfolios, together with acquisition financing costs.

- a moderate 2.1% increase in **operating expenses**, caused by the change in scope arising from the integration of Finaref.

Risk-related costs came in at €805 million, up 50.7% relative to the year-earlier period, which had seen large-scale writebacks of provisions (almost €100 million relating to Brazil). The rise in risk-related costs also reflects the integration of Finaref and a rise in provisions for exposure to SMEs and some large corporates.

The contribution of equity affiliates more than doubled from €295 million to €617 million. This very strong growth was due to a 48.5% increase in the contribution from the Regional Banks from €307 million to €456 million, and the sharp rise (+€137m) in the contribution from Banca Intesa.

Pre-tax ordinary income was €2.438 billion, up 35.6% on the same period in 2002.

Consolidated net profit group share before goodwill amortisation came in at €1.644 billion, a rise of 26.6%, giving annualised ROE of 9.8%.

Results for the **third quarter of 2003** showed a positive trend:

- **Gross operating profit** (€897m) rose by 70.5% year-on-year, with revenues up 16.1% and operating expenses up 2.5%.

- **Risk-related costs** totalled €259 million, versus €190 million in the third quarter of 2002.

- **The contribution of companies accounted for under the equity method** more than doubled to €186 million.

As a result, **ordinary income** rose by a factor of 2.3 to €842 million, and consolidated net income group share before goodwill amortisation rose by 94.9% to €577 million.

In millions of euros	**9M-03**	**% change 9M-03/9M-02**	**Q3-03**	**% change Q3-03/Q3-02**
Net banking income	**9,290**	**+ 7.4%**	**3,062**	**+ 16.1%**
Operating expenses	(6,593)	+ 2.1%	(2,165)	+ 2.5%
Gross operating income	**2,697**	**+ 22.8%**	**897**	**+ 70.5%**
Risk-related costs	(805)	+ 50.7%	(259)	+ 36.3%
Income from equity affiliates	617	X 2.1	186	X 2.1
Net income on fixed assets	(71)	(55.6%)	18	n.m.
Pre-tax income	**2,438**	**+ 35.6%**	**842**	**X 2.3**
Net income	**1,386**	**+ 46.7%**	**476**	**X 2.8**
Net income group share	**1,116**	**+ 35.3%**	**382**	**X 2.8**
Net income before goodwill	**1,644**	**+ 26.6%**	**577**	**+ 94.9%**

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity group share totalled €21.1 billion at end-September 2003.

Risk-weighted assets totalled €221.7 billion.

The overall solvency ratio was 8.4% (Tier 1 ratio: 7.5%).

CRÉDIT AGRICOLE GROUP: CONSOLIDATED RESULTS

The Crédit Agricole group generated net income group share of €2.077 billion in the first nine months of 2003, up 32.0% with respect to the year-earlier period.

This increase was due to the combination of strong organic growth, the inclusion of Crédit Lyonnais (under the equity method at 25.25% in the first half of 2003 and consolidated at 99.86% as of the third quarter of 2003) and the improvement in results at Banca Intesa.

Total shareholders' equity for the Crédit Agricole group (group share of shareholders' equity plus the Fund for General Banking Risks) was €41.4 billion at 30 September, 2003, an increase of 22.9% with respect to 30 September, 2002.

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Group financial data

In millions of euros	9M-02	9M-03	% change 9M-03/9M-02
Net banking income	**11,509**	**14,067**	**+22.2%**
Operating expenses	(7,788)	(9,118)	+17.1%
Gross operating income	3,721	4,949	+33.0%
Risk-related costs	(626)	(1,035)	+65.3%
Income from equity affiliates	(9)	288	n.m.
Net income on fixed assets	(121)	(67)	(44.6%)
Pre-tax income	**2,965**	**4,135**	**+39.5%**
Extraordinary income	(198)	(96)	n.m.
Tax	(917)	(1,376)	+50.0%
Goodwill amortisation	(236)	(396)	+67.8%
FGBR	(52)	(23)	(55.8%)
Net income	**1,562**	**2,244**	**+43.7%**
Net income group share	**1,573**	**2,077**	**+32.0%**
Net income group share before goodwill amortisation	**1,809**	**2,473**	**+36.7%**

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

<u>Reserved rights issue for Crédit Agricole Group's employees</u> *(extract from press release dated 10 October, 2003)*

Crédit Agricole S.A.'s reserved rights issue for employees, which ran from 23 June to 2 September, 2003, was completed on 10 October, 2003. In all, 51,082 employees of the Crédit Agricole Group, both in France and abroad, subscribed to the issue, for a total of €345.4 million.

Launched just a few weeks after the success of the friendly take-over bid from Crédit Agricole for Crédit Lyonnais, this issue reflected the importance of the group's employee shareholding. It demonstrated the desire to ensure the immediate involvement of all staff in the proposed tie-up. The substantial subscriptions to the offer showed the determination of the group's staff to support the construction of the new group that was formed by the merger between Crédit Agricole and Crédit Lyonnais.

The number of new shares created in this issue (25,233,264) took to 74,370,333 the total number of shares held by employees of the Crédit Agricole group via employee savings schemes.

As indicated when the issue was first announced, its purpose was to help fund the bid for Crédit Lyonnais.

On 30 September, 2003, 52.21% of Crédit Agricole S.A.'s share capital was owned by SAS rue la Boétie, with 3.65% held by other entities within the Crédit Agricole group, including 0.17% in shares held in treasury. At this date, and with the exception of AGF

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(3.48% of share capital) and Banca Intesa (1.20%), to the best of our knowledge no other shareholder held more than 0.50% of Crédit Agricole S.A.'s share capital (excluding employee savings schemes).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.2.A

Offering Circular for the offering of €571 million aggregate principal amount of 4.40% fixed rate bonds due 2016

Dated January 22, 2004

For an English language summary, please refer to the BALO notices set forth as Exhibit 4.2.B.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.2.B

Notices regarding the offering of €571 million aggregate principal amount of 4.40% fixed rate bonds due 2016

Published in BALO, January 26, 2004 and February 4, 2004

Please see attached English language summary.

Exhibit 4.2.B

English summary from French

Crédit Agricole S.A. BALO Notice published January 26, 2004, page 419

This notice announces an offering by Crédit Agricole S.A. of redeemable fixed rate bonds. This notice announces that as of December 31, 2003 the total of previously issued outstanding debt amounted to €12,319,497,375, to €6,672,560,692 for redeemable subordinated debt (TSR) and to €2,144,350,000 for subordinated debt with no fixed term (TSDI).

The notice describes the shareholders' authorization of the Board of Directors, at the shareholders' meeting of May 21, 2003, to proceed with the issuance in France or abroad of securities, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company. The authorization was granted for up to a total of € fifteen billion for a period of five years.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a 4.40% fixed rate of interest. Interest will be payable quarterly, at the annual rate divided by 4. The notes are due 2016, but the issuer has an option in 2010 to exercise an early reimbursement (*remboursement anticipé*) of the notes, and will have an option each subsequent year. Application will be made to list the securities on the *premier marché* of Euronext Paris S.A. Their expected date of valuation is February 16, 2004 under the *Code valeur* number FR 0010052233, and the closing of the offering will occur on February 16, 2004. The principal amount of the notes will be announced in the BALO on February 4, 2004.

Crédit Agricole S.A. BALO Notice published February 4, 2004, page 865

Further to the notice dated January 26, 2004, this notice announces the issuance by Crédit Agricole S.A. of €571 million aggregate principal amount fixed interest bonds due 2016 (approved by the *Commission des operations de bourse* with visa number 04-042 on January 22, 2004).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 5.1

Press releases issued by Crédit Agricole

Between December 18, 2003 and March 31, 2004

Please see attached.

CRÉDIT AGRICOLE S.A.

Press release

CRÉDIT AGRICOLE S.A. UNVEILS THE NAME OF ITS NEW SUBSIDIARY: CALYON CORPORATE AND INVESTMENT BANK

Paris, 13 January 2004 Crédit Agricole S.A. today unveiled the new brand name for its Financing and Investment Banking business arm : **CALYON, Corporate and Investment Bank**. The new brand will not be used until May 2004, once Crédit Lyonnais has made a partial asset transfer and the regulatory authorities have given the go-ahead. At that time CALYON will also become the business name of the new company.

The name CALYON resonates with originality while embodying the union of the two predecessor brands, Crédit Agricole Indosuez and Crédit Lyonnais. It fits into the Group's brand architecture while reflecting the specific features of the corporate and investment banking business.

Launching this single brand at this time is vital for the Group's image among its employees and customers. The name evidences the emergence of a corporate and investment banking arm with a shared culture: the new bank has all the existing strengths of Crédit Agricole Indosuez and Crédit Lyonnais and is determined to grow its activities while striving constantly for commercial excellence, technical prowess and optimum profitability.

The aim behind the merger of the activities of Crédit Agricole Indosuez and Crédit Lyonnais' Corporate and Investment Banking arm (BFI) is to allow the new entity to take a step up in the corporate banking hierarchy. CALYON will seek to extend its coverage of medium-sized and large companies in France and the rest of Europe, making it possible to expand the range of products and services and facilitate the development of existing areas of excellence, which include bond issuance, stockbroking, derivatives and project financing.

The new brand is a significant stage in the integration process. It follows on from the announcement of the Group's new organisational structure, the preparation of the new property master plan and the creation of joint working groups. The partial transfer of assets from Crédit Lyonnais to Crédit Agricole Indosuez will take place in April 2004 and will be backdated to 1 January 2004. It will enable the Crédit Agricole Group to achieve its goal of marshalling worldwide its corporate and investment banking activities in a single subsidiary: CALYON.

***

Key figures on CAI/BFI together with an explanatory memo on the brand are available on the following websites: www.credit-agricole-sa.fr and www.ca-indosuez.com

The following information is intended solely for use with the appended press release. It may not be used, copied or disclosed in any other context. The new brand, "CALYON, Corporate and Investment Bank", and its graphical representation will not come into use, either in France or abroad, until later in first-half 2004, after completion of the asset transfers voted by the Extraordinary General Meeting of 20 April 2004 and receipt of regulatory approval.

CALYON is the new brand name of the Financing and Investment Banking business of the Crédit Agricole S.A. Group. It reflects a two-fold aim:

- create a powerful brand that amalgamates the two predecessor brands
- represent the Group's image in the sphere of corporate and investment banking, especially at international level

A powerful brand that amalgamates its predecessor brands: a new beginning from a rich legacy

- CALYON is a "given name" epitomising the union between the two parent brands, Crédit Agricole ("CA") and Crédit Lyonnais ("LYON").
- It reflects a new beginning, the birth of a brand that is more than a blend of the two predecessor brands, that encapsulates a new ambition in a new name.
- This rich legacy is reflected in a name that implicitly establishes the link between both parents' histories.

Strong, elegant, exclusive

- Graphically, CALYON forms an integral part of the Crédit Agricole S.A. branding system.
- It includes the "CA" symbol, which links together many of Crédit Agricole S.A.'s brands. The symbol is a strong visual code that conveys the dynamic force and constructive power of a major universal bank.
- The letters in the name CALYON use the Group's original typography, which unites all Crédit Agricole brands under a single livery.
- As for the colour scheme, the elegance of slate grey combines with the strength of dark red to communicate the sustainable growth inherent in the brand. These prestigious colours express the exclusive universe and the corporate and investment banking activities of the Crédit Agricole S.A. Group.

CRÉDIT AGRICOLE

CREDIT LYONNAIS

CREDIT AGRICOLE - CREDIT LYONNAIS



CREDIT AGRICOLE - CREDIT LYONNAIS

- The emergence of a major European banking group
- A historic vocation as a full service bank
- A strong ambition to develop all its businesses

A major European banking group

By its size

- ←The seventh largest market capitalization amongst banks within euroland
- ←Total assets of € 824 Bn (June 30, 2003)

By its financial strength

- ←Shareholder's equity of € 20.7 bn (group share)

By its rating

	Short Term	Long Term
Standards & Poors	A1+	AA-
Moody's	Prime-1	Aa2
Fitch	A1+	AA

A financially strong group

No. 7 in Europe in terms of shareholders' equity (Crédit Agricole SA, Group share)

Sharehold Equity 2002		
	Company name	***
1	HSBC	49 911.00
2	Royal Bank of Scotland	36 166.71
3	Deutsche Bank	29 991.00
4	BNP Paribas	26 445.00
5	Barclays	23 356.08
6	Santander Central Hispano	21 173.00
7	Crédit Agricole Crédit Lyonnais	20 700.00
8	HSBOS	20 535.38
9	Crédit suisse	19 569.01
10	UBS	19.561.01
11	ING	18.254.00
12	Société Générale	15 734.00
13	BBVA	15 492.00
14	Intesa Bci	13 398.00
15	UniCredito	12 295.00
16	Llyods TSB	12 245.07
17	Fortis	10870.90
18	ABN AMRO	10 781.00
19	Sanpaolo IMI	10 536.00
20	Standard Chartered	10 283.64

Crédit Lyonnais Securities

A full service bank organized into six major divisions

CREDIT AGRICOLE SA GROUP

Domestic retail banking/	Domestic retail banking/	Specialized financial services	Asset Management	Corporate and Investment banking	International Retail banking
Caisses Régionales	Crédit Lyonnais network	Consumer credit Leasing Factoring	Insurance Private banking	CAI + CL's Corporate and Investment banking division	and Private banking

A group which is the leader on its domestic market with a strong determination to grow internationally

The leading retail bank in France

- Two complementary networks
- Over 20 million retail customers
- 1.4 million professional customers
- Over 9.200 POSs in France

A leader in asset management

- € 361 bn worth of assets under management
- No. 1 bank-insurer in France
- No. 2 in life insurance
- A significant size in private banking

The leader in specialized financial services

- No. 1 in consumer credit
- No. 2 in equipment leasing
- No. 1 in factoring

Stepped up in competitiveness in corporate banking

- Excellent coverage of large and medium sized companies
- Centers of excellence : structured finance, derivatives, primary fixed income

Corporate and Investment Banking

The new Group's Corporate and Investment Banking Division results from the merger between

Crédit Agricole Indosuez and Crédit Lyonnais' Corporate and Investment Banking division

Corporate and Investment Banking
- *Europe's 6th largest player in terms of Net Banking Income*



Average income in 2001-2002 (€ bn)
Deutsche Bank
15,9
Credit Suisse
12,4
UBS
10,1
ABN Amro
5,7
BNPP
5,7
CAI-BFI
5
SG
4,8
DKW
4,3
Barclays
3,4
Commerzbank
3,4
CAI
2,6
BFI
2,4
Unicredito
1,2
BBVA
0,9
0
5
10
15
20

Corporate and Investment Banking
- *A comprehensive international coverage*



90
200
France
300
90
75
le East*
Total headcount
Locations

** Headcount excluding Credit Lyonnais' African network and Banque Saudi Fransi*

Corporate and Investment Banking
- *Geographically balanced activities*



Middle-East
5%
Asia
14%
France
40%
Américas
20%
Rest of Europe
21%

CAI-BFI geographical breakdown of FY 2002 income

A complete and homogeneous service offering in all CAI/BFI businesses

Major player	○
Among the top 10 leading players	◑
Beyond the Top 10 players	●

Corporate Finance	France	Europe	World
← Syndicated credits	○	◑	◑
← Project finance	○	◑	◑
← Acquisition finance	○	◑	●
← Aircraft finance / Shipping	○	○	○

Investment banking and capital market activities	France	Europe	World
← Government bonds	○	○	●
← Primary fixed income, Securitisation	○	●	●
← Equity derivatives, rate & credit derivative	○	◑	◑
← M & A	◑	●	●
← Primary equity markets	◑	●	●
← Brokerage	○	◑	○ *Asia*
← Forex activity	○	◑	●

Corporate and Investment Banking
- *A strong determination to grow*

« Together, we are going to build Europe's largest banking group and one of the biggest worlwide»

JEAN LAURENT,
CEO of the Crédit Agricole SA Group

Corporate and Investment Banking
- *A broader range of products and services*

The new group will have a full and homogeneous range of corporate and investment banking products and services.

In terms of product lines, the group will rank amongst the top three in France and amongst the top 15 in Europe.

Structured finance and asset finance :
- *Leading European or global positions*

🡐Among the world leaders in project finance,

🡐Among the world leaders in aircraft and ship finance

🡐A major player in export finance in 2002 :

- COFACE : No. 1
- ECGD : Top 5
- SACE : Top 2

Investment Banking
- *Leading European or global positions*

- One of the world's leaders in fixed income and equity derivatives,
- No. 1 in research in French equities and midcap brokerage in France
- No. 2 in bond issues in France
- No. 2 in equities brokerage in Asia

CRÉDIT AGRICOLE S.A.

NEWS

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5 February 2004

Initiation of exclusive negotiations between Crédit Lyonnais and Oddo&Cie

Crédit Agricole S.A. confirms the initiation of exclusive negotiations between Crédit Lyonnais and Oddo&Cie in view of selling Crédit Lyonnais Securities Europe, Crédit Lyonnais Securities Midcap and the US team dedicated to this business.

←B

CRÉDIT AGRICOLE S.A.

Press Release

UBS to acquire Laing & Cruickshank Investment Management from Crédit Lyonnais

Paris, 10th February 2004 – UBS and Crédit Lyonnais, a member of the Crédit Agricole Group, have reached an agreement whereby UBS will acquire Laing & Cruickshank Investment Management Limited, for a total consideration of approximately £ 160 million. Laing & Cruickshank is a leading provider of wealth management services to high net worth investors and charities in the United Kingdom. The acquisition will accelerate UBS's successful organic growth program, under which it has built its UK domestic business in four years to over £ 5 billion in invested assets and more than 100 client advisors. Laing & Cruickshank adds more than £ 5 billion of client assets and 76 client advisors. The combined business will be a leading player in the UK wealth management sector. The transaction is expected to be completed in the second quarter 2004, subject to regulatory approval.

Laing & Cruickshank has a total of 246 staff at its London head office and its regional offices in Birmingham, Bury St. Edmunds, Eastbourne, Jersey, Newcastle, Taunton and Worthing.

Patrice Durand, member of the Executive Committee of Crédit Agricole SA, commented: "This transaction fully reflects the high quality of this business, which has grown successfully since its acquisition by Crédit Lyonnais in 1987. The Crédit Agricole Group remains committed to developing its core wealth management businesses based both in France and in continental Europe". The Crédit Agricole Group has Euro 80 billion of assets invested in this type of business.

Jeremy Palmer, Managing Director and Head of UBS's UK wealth management business, said: "We are delighted to announce this acquisition which accelerates our successful efforts to build an onshore wealth management business in the UK. We believe that clients and employees of Laing & Cruickshank will benefit from UBS's global commitment to offering independent advice across the full range of investment products."

Michael Kerr Dineen, Chief Executive of Laing & Cruickshank, commented: "As the world's premier wealth manager, UBS is a reliable and experienced partner for our clients and employees — wealth management has been the core business of UBS for over 100 years. Our client advisors will be able to bring to our existing clients new levels of service, products and financial advice targeted to address the full spectrum of their wealth management needs."

UBS in the UK has wealth management offices in London, Edinburgh, Manchester and Jersey. UBS's wealth management business has just been awarded several prestigious awards, including Best Global Private Bank and Best Private Bank in Western Europe, in the 2004 Euromoney Private Banking Survey.

European wealth management is a key strategic focus for UBS. The bank's range of products and services, based on open architecture, is carefully adapted to fit the specific tax and legal requirements in each country and the varying demands and objectives of clients in its individual markets.

The purchase is a further step in the systematic expansion of UBS's European wealth management business following the acquisition of private client businesses in Germany in October 2003 and in France in May 2003. At the end of the fourth quarter 2003, UBS had CHF 46 billion in invested assets in its European wealth management business. As of December 31, 2003, UBS Wealth Management has CHF 701 billion in invested assets.

Crédit Lyonnais has been advised in this operation by Citigroup.

UBS

Notes to Editors
UBS
UBS is one of the world's leading financial firms, combining financial strength with a reputation for innovation and a global culture that embraces change.
UBS is the world's top wealth manager, a premier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS, headquartered in Zurich and Basel, employs almost 66,000 people, and has operations in over 50 countries and in all major financial centers.

Laing & Cruicksank Investment Management
Laing & Cruickshank Investment Management offers advisory based and discretionary management services as well as brokerage operations to a clientele of high net worth customers, private institutions and trusts throughout the United Kingdom. Laing & Cruickshank Investment Management ranks am ongst the largest and best-recognized private banking institutions in the UK.

ODDO & CIE

CRÉDIT AGRICOLE S.A.

Paris, 20 February 2004

Press release

Oddo et Cie to acquire Crédit Lyonnais' European equity brokerage activities

Oddo has signed a contract with Crédit Lyonnais to acquire Crédit Lyonnais Securities Europe S.A. and Crédit Lyonnais Securities Midcaps S.A in Lyon. The agreement also concerns the European equity sales team in New York, which will become part of Oddo Securities Corp. The contract, which is the result of exclusive talks with Crédit Lyonnais that began on 5 February, is subject to approval by the appropriate authorities.

The link-up between these entities and Oddo, which share a common view of the brokerage business, would offer the best strategic fit for the creation of a major independent brokerage firm.

Joint working groups will be set up as soon as possible in order to prepare for the link-up under optimum conditions, with the aim of establishing the new organisational structure by the summer.

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March 01, 2004

Crédit Agricole S.A. will acquire the consumer finance division of F Group A/S in Denmark

Crédit Agricole S.A. has entered into an agreement with F Group A/S, a leading retailer in electronic goods in Denmark, for the acquisition of F Group A/S consumer finance subsidiary, Dan-Aktiv A/S, for 394 Million Danish Kroner (approx. 53 Million Euros). Upon the terms of this agreement Crédit Agricole S.A. will acquire 100% of the shares of Dan-Aktiv A/S and will also finance the new loans to the customers of F Group retail stores. This whole activity will then be managed by the Finaref organization, a consumer finance subsidiary of the Crédit Agricole Group. The transaction is expected to be completed in the coming months, following fulfillment of various conditions precedent. This disposal will enable F Group A/S to focus on its core electronic goods retail business. At the same time, it allows Crédit Agricole S.A. to pursue its development in consumer finance in Europe and it permits Finaref to reinforce its foothold in the Nordic countries, where it has gained experience in partnering with retailers, with a presence in Sweden, Norway and Finland. Dan-Aktiv A/S has a portfolio of 65,000 customers, partnering with more than 550 retailing organizations and individuals in Denmark. Crédit Agricole S.A. has been advised on this transaction by Crédit Agricole Indosuez Investment Bank and Gorrissen Federspiel Kierkegaard Lawfirm.

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CRÉDIT AGRICOLE S.A.

Press Release

Merger of Rue Impériale into Eurazeo and contribution of assets to Eurazeo by Union d'Etudes et d'Investissements and Idia Participations

PARIS, 8 March 2004 - As was the case with the prior transactions aiming at simplifying the organisational structures of Rue Impériale, Crédit Agricole gives its full approval for the contemplated merger of Rue Impériale into Eurazeo.

Simultaneously with the merger of Rue Impériale into Eurazeo, Union d'Etudes et d'Investissements and Idia Participations, of which Crédit Agricole directly or indirectly controls 100% of the capital, will contribute to Eurazeo their direct shareholdings held in Fraikin Groupe, Bluebirds Participations (Eutelsat) and Veolia Environnement.

These contributions represent 12.6% of the share capital of Fraikin, the leading French long-term truck rental group, 6% of the share capital of Bluebirds Participation, which holds 23.6% of Eutelsat, European communications satellite operator, and 0.6% of the share capital of Veolia Environnement, Crédit Agricole S.A. remaining a significant shareholder of Veolia Environnement following completion of this transaction. These contributions will enable Eurazeo to reinforce its own shareholdings in these three companies.

Crédit Agricole S.A. will consider in the future new ideas for expanding its business relationships with Eurazeo.

Following completion of the merger and of the contributions, Crédit Agricole S.A., which currently holds 23.62% of the share capital and 29% the voting rights in Rue Impériale, will hold 15.4% of the share capital and 20.1% of the voting rights of the new entity.

As a significant shareholder of the new entity, Crédit Agricole S.A. is confident in the capability of the management of Eurazeo to increase the value of the new entity, and wishes to continue its partnership with the principal shareholders' group of Rue Impériale, led by Société Civile Haussmann-Percier:

- both parties have undertaken to maintain their respective current shareholdings up to the date of the general meeting of Eurazeo which must approve the accounts for the 2009 financial year, in Spring 2010, with the possibility for Crédit Agricole to sell up to 50% of its shareholdings in Eurazeo as from the date of the general meeting of Eurazeo which will approve the accounts for the 2007 financial year, in Spring 2008.
- Crédit Agricole S.A. will have two representatives on the supervisory board of the combined entity,
- Any proposed merger or de-merger of the new entity and any proposed transfer of the Eurazeo's stake in Lazard LLC, beyond certain predefined economic conditions, shall be subject to the prior authorization of both parties.

This contemplated transaction remains subject to the granting to the main shareholders of Rue Impériale of any necessary approvals from competent authorities.

CRÉDIT AGRICOLE S.A.

10 March 2004

2003 pro forma(*) results

➢ Very strong operating performance

• Gross operating income	€ 3.832 million (+29.5%)
• Pre-tax income	€ 3.518 million (+38.6%)

➢ Robust earnings growth

• Net income group share:	
before goodwill amortisation and integration-related costs	€ 2.401 million (+28.5%)
after goodwill amortisation and integration-related costs	€ 1.140 million (-8.5%)

ROE: 10.6%(**)

Q4-2003 Pro forma consolidated results

• Gross operating income	€ 1.135 million (+ 49.0%)
• Pre-tax income	€ 1.080 million (+ 45.7%)
• Net income group share:	
before goodwill and integration-related costs	€ 757 million (+ 33.0%)
after goodwill and integration-related costs	€ 24 million (nm)

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 9 March 2004 to approve the results for the 2003 financial year.

These full-year results reflect the group's major transformation in 2003, notably with the integration of Crédit Lyonnais and Finaref.

➢ They highlight the group's very strong operating performance:
- gross operating income was up 29.5% to € 3.832 billion, driven by a 9.1% increase in net banking income, while operating expenses remained under control (up 2.2%)
- pre-tax income rose by 38.6% to € 3.518 billion.

(*) Crédit Lyonnais consolidated at 92.55% in the first half of 2003 and in 2002 and at 94.82% as at 1 July 2003. Proforma figures are used throughout this press release. Consolidated net income group share came to € 1.026 billion (down 3.6% compared to 2002), with Crédit Lyonnais accounted for by the equity method during the first half of 2003 at 24.96% (weighted average ownership interest during the period) and consolidated at 94.82% as of 1 July 2003.
(**) Based on net income group share, before goodwill and integration-related costs

All the group's business lines contributed to these highly positive trends:

- both retail networks demonstrated a strong commercial impetus
- the consumer credit business continued to grow rapidly
- net new inflows grew firmly in asset management
- the corporate and investment banking business saw a strong rise in operating income
- the contribution from international retail banking recovered sharply.

This operating performance was driven by the outstanding results achieved in the fourth quarter of 2003, when net banking income rose by 14.1% year-on-year to € 3.431 billion, gross operating income by 49.0% to € 1.135 billion, and ordinary income by 45.7% to € 1.080 billion.

➢ 2003 results also reflect the impact of € 513 million in pre-tax expenses for the Crédit Agricole–Crédit Lyonnais integration process, recorded in the income statement, together with a pre-tax € 203 million extraordinary goodwill amortisation charge for Rue Impériale. All these charges were booked in full during the fourth quarter of 2003.

A dividend of € 0.55 per share (or € 0.825 including tax credit) will be proposed at the General Meeting of Shareholders.

After the Board Meeting, Jean Laurent, Chief Executive Office, underlined *"the new group's ability to generate an excellent operating performance while successfully completing, on schedule, one of the largest ever mergers in France. At the same time, the group continued to adjust its scope of consolidation by selling off its non-core subsidiaries and by acquiring companies that will strengthen its strategic business lines."*

The Chairman, René Carron, described 2003 as *"an outstanding year for the Crédit Agricole group, owing to the success of the Crédit Lyonnais offer, the acquisition of Finaref, and the robust growth recorded by all business lines. The positive trend in our operating performance confirms the soundness of Crédit Agricole S.A.'s business model, which is based on a solid retail banking platform, underpinned by two very high-quality, complementary networks. Business is driven by a range of highly successful subsidiaries specialising in financial services and asset management, together with a subsidiary focused on large corporates and providing specialist advice, services and financing on a global basis."*

*
* *

While maintaining a strong pace of growth, the Crédit Agricole group managed to integrate Crédit Lyonnais more than originally anticipated during the offer phase.

As well as establishing group-wide business lines for central support functions (finance, risk management, human resources, etc.), Crédit Agricole decided to merge subsidiaries with identical activities in consumer credit (Sofinco/Finalion), leasing (Ucabail/Lixxbail), asset management (CAAM/CLAM) and life insurance (Predica/UAF). In addition, the group announced plans to merge Crédit Agricole Indosuez with Crédit Lyonnais' corporate and investment banking arm to create Calyon, the new subsidiary dedicated to financing for large corporates, capital markets activities and advisory services.

The group's reorganisation – from defining target structures to planning these mergers (most of them due for completion by June 2004) – has involved some 2,000 staff, divided into 250 working groups and sub-groups. All major decisions regarding information systems have been made: each business segment has chosen the systems it requires, while 20 projects have already been launched and will impact various business lines. Lastly, Crédit Agricole has adopted a relocation policy that aims to group employees together by business line. 8,000 staff are due to relocate to the Paris region over the next few months (staff relocations began in February 2003). 40 companies in

France are impacted by the integration process, which involves some 16,000 employees in France and around 25,000 worldwide.

When the Crédit Lyonnais offer was launched in December 2002, total full-year synergies of € 760 million were identified for 2006. This target has since been confirmed for that year. However, synergies will filter through more slowly in 2004-05, due to the delay in closing the offer compared with the initial timetable.

Integration-related costs incurred in 2003 totalled € 1.045 billion, including € 906 million of costs involved in implementing synergies. Out of this total, € 513 million was charged against income, while € 532 million (synergy-related costs borne by the acquired companies) was charged to Crédit Lyonnais' shareholders' equity and added to goodwill.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

PRO FORMA RESULTS (all following figures are pro forma)

In 2003, all the group's business lines achieved very good results.

Gross operating income totalled € 3.832 billion, up 29.5% compared to 2002. This growth was driven by:

- a 9.1% rise in **net banking income** to € 12.721 billion (or 4.1% increase on a comparable consolidation basis), mainly due to the € 586 million impact of Finaref. 2003 benefited in particular from: (i) the strong commercial performance by the Crédit Lyonnais retail banking network during the second half; (ii) the sharp growth recorded by the consumer credit business; (iii) the robust performances by the insurance and asset management businesses; and (iv) a significant increase in revenues from the Corporate & Investment Banking business line. Conversely, net banking income in the Proprietary Asset Management and Other Activities business line suffered from the impact of the stock market slump on equity portfolios, together with financing costs for the acquisitions made by Crédit Agricole S.A.
- a moderate 2.2% increase in **operating expenses**, which would have fallen by 1.3% without the impact of Finaref's integration. The main factors behind this improvement include the impact of currencies (- € 126 million) and lower personnel expenses due to the halt on recruitment in 2003. These expenses also reflect initial synergy benefits from the integration of Crédit Agricole S.A. and Crédit Lyonnais (around € 40 million).
  As a result, **the cost/income ratio** improved substantially by 4.7 percentage points to 69.9% in 2003.

Risk-related costs amounted to € 1.121 billion, up 45.6% versus 2002, which had seen large-scale writebacks of provisions (almost € 100 million relating to Brazil). This rise in risk-related costs reflects the integration of Finaref, together with higher provisions for risk exposure in the Crédit Lyonnais network, particularly in the SME segment.

The **contribution from equity affiliates** was up 80.6% year-on-year to € 856 million. This very strong growth was due to a 35.8% increase in the contribution from the Regional Banks (€ 630 million versus € 464 million) and a sharply improved contribution from Banca Intesa (up € 170 million).

Pre-tax income came to € 3.518 billion, up 38.6% year-on-year.

Consolidated net income group share, before goodwill amortisation and integration-related costs, amounted to € 2.401 billion, a rise of 28.5%, giving an annualised ROE of 10.6%.

In 2003, the Crédit Agricole–Crédit Lyonnais integration process generated € 513 million in **gross expenses** (€ 361 million after tax), which were charged against 2003 income. In addition, € 532 million in expenses were borne by the acquired company and added to goodwill. These combined expenses cover: (i) the costs involved in implementing synergies (€ 906 million), i.e. support for external mobility, streamlining of premises, information systems costs, etc.; and (ii) other integration-related expenses (advisory bank fees, etc).

Consolidated net income group share came to €1.140 billion in 2003, down 8.5% from 2002.

Results for the **fourth quarter of 2003** reflected an excellent operating performance:

- **gross operating income** (€1.135 billion) rose by 49.0% compared to the fourth quarter of 2002, with revenues up 14.1% and operating expenses rising by just 2.3%
- **risk-related costs** totalled € 316 million versus € 236 million in the fourth quarter of 2002
- the **contribution from equity affiliates** increased by 33.5% to € 239 million.

As a result, **ordinary income** rose by 45.7% to € 1.080 billion. After booking € 513 million in integration-related provisions in the fourth quarter of 2003, net income came in at € 107 million, down 77.5% compared to the fourth quarter of 2002. Net income group share, before goodwill amortisation and integration-related costs, was € 757 million, showing a 33% increase on the same quarter of 2002.

€ m	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**12,721**	**+9.1%**	**3,431**	**+14.1%**
Operating expenses	(8,889)	+2.2%	(2,296)	+2.3%
Gross operating income	**3,832**	**+29.5%**	**1,135**	**+49.0%**
Risk-related costs	(1,121)	+45.6%	(316)	+33.9%
Income from equity affiliates	856	+80.6%	239	+33.5%
Net income on fixed assets	(49)	(60.5%)	22	(38.9%)
Pre-tax income	**3,518**	**+38.6%**	**1,080**	**+45.7%**
Integration-related costs	**(513)**	**nm**	**(513)**	**nm**
Net income	**1,493**	**+5.1%**	**107**	**(77.5%)**
Net income group share	**1,140**	**(8.5%)**	**24**	**(94.3%)**
Net income group share before goodwill amortisation and integration-related costs	**2,401**	**+28.5%**	**757**	**+33.0%**

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity group share totalled € 23.5 billion at end-2003 compared to € 20.7 billion at end June 2003.

Risk-weighted assets totalled € 212.5 billion at end-2003, down 3% versus end June 2003.

The overall solvency ratio was 8.9% (Tier 1 ratio: 7.9%) compared to respectively 8.2% and 7.5% at end June 2003.

PRO FORMA RESULTS BY BUSINESS LINE

Crédit Agricole S.A.'s six business lines performed excellently in 2003, generating **ROE of 14.8%** over the full year, up from 13.8% in the first half of 2003.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks delivered a strong commercial performance in all business areas.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) rose by € 23 billion (+7%) between end-December 2002 and end-December 2003, reaching € 350.2 billion.
Bank deposits were driven by the sharp rise in precautionary and semi-liquid savings: with passbook deposits rising by 13.8% (or by € 6 billion) and home-finance savings by 5.8%. Sight deposits continued to increase to € 60.7 billion (up 5.3% year-on-year).
Amounts outstanding in life insurance policies distributed by the Regional Banks continued to grow sharply, rising by 10.4% to € 89.1 billion. Amounts outstanding in mutual funds were up significantly by 12.7% year-on-year.
Lending remained firm, with particularly strong growth in the second half. New medium- and long-term lending totalled € 42.1 billion (up 17.2% year-on-year), including € 23.8 billion in the second half.
The Regional Banks had € 223.3 billion of loans outstanding at end-2003, a year-on-year increase of 7.1%. This increase in lending stems from very strong performances in local authority finance (up 13.4%) and in home loans (up 10.1% year-on-year).

€ m	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Income from equity affiliates	630	+35.8%	174	+10.8%
Pre-tax income	**630**	**+35.8%**	**174**	**+10.8%**
Tax	(41)*	nm	-	-
Net income before goodwill amortisation	**589**	**+26.9%**	**174**	**+10.8%**
Allocated capital (€ bn)	**3.0**			
ROE	**17.9%**			

* Tax impact of dividends received from Regional Banks

Gross operating income for the Regional Banks (accounted for under the equity method) grew sharply by 15% compared to 2002, owing to a combination of two positive factors:

- **net banking income** rose to € 11 billion, up 7% year-on-year (or 3.3% excluding investment of excess equity). This growth is partly due to the substantial increase in fee income (up 7.4%), which was mainly fuelled by fees for services and other banking transactions (up 9.0%) and insurance fees (up 9.8%)
- the increase in operating expenses remained under control (+1.8%).

Overall, the **cost/income ratio** (excluding dividends received from Crédit Agricole S.A.) improved by three percentage points to 59.7% versus 62.7% at year-end 2002.

Despite the difficult economic background, **the cost of credit risk** remained well under control, amounting to 31 basis points over the full year. Doubtful loans as a percentage of total loans outstanding continued to decline, reaching 3.9% at end-2003 compared to 4.1% a year earlier.

As a result, the **aggregate net income** of the 43 Regional Banks, equity-accounted at 25%, showed a very sharp year-on-year increase of 14.6% to € 2.5 billion. The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 26.9% to € 589 million, after the accretive impact of dividends paid, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

Annualised ROE in this business line was 17.9%, up from 16.4% in the first half of 2003.

The **fourth quarter** benefited from a strong commercial performance and a 3.4% increase in gross operating income compared to the fourth quarter of 2002. Net income from equity affiliates, before goodwill amortisation, amounted to € 174 million, up 10.8% relative to the fourth quarter of 2002.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**3,312**	**+3.6%**	**893**	**+8.0%**
Operating expenses	(2,409)	+2.3%	(620)	+3.0%
Gross operating income	**903**	**+7.0%**	**273**	**+21.3%**
Risk-related costs	(157)	x 2.2	(27)	+22.7%
Pre-tax income	**746**	**(3.5%)**	**246**	**+21.2%**
Exceptional items + Tax + FGBR	(245)	-	(88)	+44.3%
Net income before goodwill amortisation	**501**	**(5.1%)**	**158**	**+11.3%**
Cost/income ratio	**72.7%**		**69.4%**	
Allocated capital (€ bn)	**2.1**			
ROE	**23.5%**			

The **Crédit Lyonnais** *network also enjoyed robust growth in the individual and professional segments in 2003.* This was fuelled by a sharp rebound in business levels in the second half.

Net banking income from the Crédit Lyonnais network totalled € 3.312 billion in 2003, up 3.6% year-on-year. In the **individual and professional** segments, net banking income increased by 4.5%, driven by an increase in net interest income (+3.5%) and fee income (+4.6%).
The overall improvement in net interest income (+3.3%) reflects the strong growth in deposit and lending volumes:

- **funds taken**: on- and off-balance sheet customer funds outstanding were up 4.8% year-on-year to € 108.1 billion. Savings deposits and sight deposits grew by 3.6% over the full year, based on an increase of 19% in passbook savings, 4% in home finance savings and 4% in sight deposits. In life insurance, new inflows remained very strong, surging by 9.6% year-on-year, with outstanding amounts rising to € 27.3 billion at end-2003. Securities and mutual fund investments totalled € 31.9 billion, up 2.7% compared to 2002 (after a 15% decline the previous year).
- **lending**: loans outstanding totalled € 44.8 billion at end-2003, rising by 8.6% year-on-year and by 12% in the individual and professional segments alone. This growth was mainly driven by the increase in outstanding mortgage loans, which remained very strong (+14.6%), and in consumer credit (+9.4%). Meanwhile, the group pursued its policy of reducing loan exposure to the SME sector (down 5.3% year-on-year), with a halt in the last quarter.

In the SME segment, net banking income was down 4.3% following the decision to reduce exposure in this market.

The 3.9% growth in fee income stems from a 9.6% increase in loan set-up fees (or +12.8% in the individual and professional segments alone) and a sharp pick-up in brokerage fees following the stock market rebound in 2003.

Operating expenses remained well under control during the year, rising by 2.3% year-on-year to € 2.409 billion. Excluding provisions for employee incentives and profit sharing, this increase amounted to just 1.4%.

As a result, **gross operating income** improved by 7% to € 903 million in 2003. The **cost/income ratio** fell by almost one percentage point (0.9%) to 72.7% in 2003.

Risk-related costs totalled € 157 million in 2003 (versus € 71 million in 2002), impacted by increased provisions against a small number of specific SME exposures in the first half of 2003, and returning to more normal levels in the second half. Risk-related costs amounted to 45 basis points over the full-year compared to an all-time low of 21 basis points in 2002.
Overall, **net income before goodwill amortisation** came to € 501 million in 2003, compared to € 528 million in 2002.
ROE stood at 23.5% in 2003, rising by over four percentage points from the first half.

Net banking income grew faster in the **fourth quarter of 2003** (up 8% compared to the fourth quarter of 2002), due to a strong rise in net interest income (+6.1%) and sharp increase in fee income (+10.1%).
Gross operating income stood at € 273 million, up 21.3% compared to the fourth quarter of 2002.
With risk-related costs returning to more normal levels, **net income before goodwill amortisation** amounted to € 158 million, rising by 11.3% compared to the fourth quarter of 2002.

3. SPECIALISED FINANCIAL SERVICES

The **Specialised Financial Services** business continues to grow sharply, driven by consumer lending in both France and abroad. This growth was boosted by the integration of Finaref in the first quarter of 2003.

Consumer credit outstandings – mainly handled by Sofinco, Finaref, Finalion and Lukas – rose rapidly to reach € 28.1 billion at end-2003. This represents a year-on-year increase of € 8.6 billion or 44%, resulting from strong demand for credit (up € 2 billion or 10.5%), the build-up in the Sofinco/Crédit Lyonnais partnership (up € 1.9 billion) and the integration of Finaref (€ 4.7 billion at end-2003).

Foreign subsidiaries continued to generate rapid growth, with outstandings of € 6.7 billion, up 23% year-on-year excluding Finaref. Sofinco stepped up its foreign presence by increasing its stake in Portugal's Credibom from 40% to 85% during the third quarter of 2003. The expansion of the Agos Itafinco subsidiary in Italy accounts for three-quarters of overall international growth. The foreign subsidiaries now generate 41% of income in the consumer credit business, excluding Finaref (compared to under 30% a year earlier).

Net banking income from the consumer credit business rose by 70% over the full year and by 12.7% on a comparable consolidation basis. Its contribution to this business line's income continues to increase, reaching 85% over the year compared to 80% in 2002.

The rise in risk-related costs remained under control (+€ 27 million on a comparable consolidation basis) relative to the increase in business volumes.

Lease finance outstandings totalled € 12.5 billion, rising by 0.3% year-on-year. Despite an adverse economic background in 2003, new lending increased by € 3.8 billion or by 4.9% year-on-year.
In equipment leasing for professionals and businesses, Lixxbail achieved € 1.558 billion of new business in 2003, up 9.2% year-on-year. Ucabail generated € 1.769 billion of new business, a year-on-year increase of 9.3%, mainly due to the arrangement of major financing deals for public infrastructures.
Overall, net banking income from the leasing business was up 6.4% compared to 2002.

The **factoring business** posted revenues (factored receivables) of € 25.7 billion, showing a slight decline from 2002 (down 0.9%) in a persistently tough environment. Overall factoring outstandings fell by 7.5% to € 4.8 billion, masking an increase of over 3% in international outstandings.

€ m	2003	% change		Q4-03	% change	
		2003/2002	2003/2002 Excl. Finaref*		Q4-03/Q4-02	Q4-03/Q4-02 Excl. Finaref*
Net banking income	**2,208**	**+52.6%**	**+10.6%**	**606**	**+62.0%**	**+17.6%**
Operating expenses	(1,264)	+37.5%	+7.4%	(345)	+42.6%	+7.4%
Gross operating income	**944**	**+78.8%**	**+16.3%**	**261**	**+97.7%**	**+36.4%**
Risk-related costs	(356)	+66.4%	+7.5 %	(109)	+84.7%	+23.7%
Income from equity affiliates	4	-	-	-	-	-
Pre-tax income	**592**	**+86.2%**	**+21.4%**	**152**	**x 2.1**	**+46.6%**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(221)	+75.4%	+14.3%	(65)	**x 2.3**	+57.1%
Net income before goodwill amortisation	**371**	**+93.2%**	**+26.0%**	**87**	**+93.3%**	**+40 .0%**
Cost/income ratio	**57.2%**			**56.9%**		
Allocated capital (€ bn)	**1.7**					
ROE	**21.1%**					

* The Specialised Financial Services business line was expanded in 2003 with the addition of Finaref fully consolidated since 1 January 2003. Furthermore, Credibom, which was previously accounted for by the equity method (at 40%), has been fully consolidated since the third quarter of 2003. As a result, changes in the income statement are recalculated on a comparable consolidation basis, i.e. excluding the impact of these two companies.

Overall net banking income in the Specialised Financial Services division totalled € 2.208 billion in 2003, a rise of 52.6% on 2002, or 10.6% on a comparable consolidation basis (i.e. excluding Finaref and Crédibom). Owing to a slower rise in **operating expenses** (up 37.5%, or 7.4% on a comparable consolidation basis), **gross operating income** increased by 78.8% (or 16.3% on a comparable basis) to € 944 million. The **cost/income ratio** improved by over six percentage points to 57.2%.

Risk-related costs for this business line as a whole totalled € 356 million, including € 126 million resulting from its expansion. On a comparable consolidation basis, risk-related costs increased by 7.5%, i.e. slightly slower than business volumes.

Net income before goodwill amortisation amounted to € 371 million, up 93.2% compared to 2002, or 26% on a comparable consolidation basis.
ROE was 21.1% in 2003 versus 20.5% in the first half of 2003.

The positive trends observed in 2003 gathered pace in the fourth quarter. On a comparable consolidation basis, **gross operating income** increased by 36.4%, fuelled by sharp growth in net banking income (+17.6%). **Net income** before goodwill amortisation came in at € 87 million, up 40% on the fourth quarter of 2002.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The Asset Management, Insurance and Private Banking business line recorded robust growth, which was boosted by the integration of Finaref's insurance business and the Intesa Bci Suisse private banking business in 2003. Overall, assets under management rose by € 36.4 billion year-on-year (or 10.6%) to € 380 billion, excluding double counting.

Growth was particularly strong in **asset management**, with Crédit Agricole S.A.'s total assets under management rising by € 32 billion to € 285.8 billion (assets principally managed by Crédit Agricole AM, Crédit Lyonnais AM, CPR AM and BFT).

This growth stemmed from two factors: (i) brisk new business, with new inflows totalling € 18 billion, driven principally by bonds and structured products; and (ii) the equity market rally since March 2003. The market effect was positive in 2003 (+€ 15 billion), compared to a negative impact of € 18.3 billion in 2002.
As a result of efforts to bolster foreign operations during the previous year, assets under management outside France rose by 30.5% on a comparable consolidation basis.

The **private banking** business increased assets under management by € 4.7 billion to € 87.7 billion over the year. This rise was due to € 1.4 billion of net new inflows and the integration of BCI Suisse business (€ 2.2 billion), which was merged with CAI Suisse in September 2003. Adverse exchange rates were more than offset by the stock market recovery (€ 1.4 billion).

The **life insurance** subsidiaries performed excellently in 2003. Premium income at Predica and Union des Assurances Fédérales totalled over € 15 billion at end-2003, up 10.6% year-on-year and outperforming the market (9% growth according to FFSA). Assets under management were € 123.5 billion at end-2003, up 9.1% year-on-year. This growth was driven by strong demand for traditional (non-unit-linked) policies, which saw a 9.8% year-on-year rise, and by a recent rebound in unit-linked policies (up 4.4% year-on-year, after a 0.5% decline in 2002).

The **property & casualty insurance business** continued to enjoy rapid growth. The integration of Finaref boosted premium income by € 100 million in 2003. For **Pacifica,** 2003 was an outstanding year, with premium income reaching € 676 million, up 14.9% year-on-year in a market that expanded by 7.5% (source: FFSA). 'Life's Accidents', health and legal protection insurance recorded sharp growth, with premium income up 18.4% over the year. Other products posted steady growth in new business. The overall claims ratio remained satisfactory, despite the floods that occurred in the south of France towards the year-end. The combined ratio was 96.7%.

€ m	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,635**	**+10.9%**	**728**	**+17.6%**
Operating expenses	(1,343)	(3.1%)	(319)	(11.6%)
Gross operating income	**1,292**	**+30.4%**	**409**	**+58.5%**
Risk-related costs	1	nm	7	+16.7%
Income from equity affiliates	7	+75.0%	3	x 3
Net income on fixed assets	-	nm	-	nm
Pre-tax income	**1,300**	**+30.5%**	**419**	**+58.1%**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(430)	+39.6%	(125)	+54.3%
Net income before goodwill amortisation	**870**	**+26.5%**	**294**	**+59.8%**
Cost/income ratio	**51.0%**		**43.8%**	
Allocated capital (€ bn)	**5.1**			
ROE	**17.0%**			

Gross operating income in this business line rose very sharply by 30.4% in 2003 to € 1.292 billion. This was due to a strong increase in net banking income (+ 10.9%), together with a 3.1% reduction in operating expenses during the year. This trend accelerated in the fourth quarter, when gross operating income posted an excellent rise of 58.5%. The cost/income ratio fell by more then 7 percentage points over the year to 51.0%, and 43.8% in the fourth quarter alone.

Net income before goodwill amortisation came in at € 870 million, up 26.5% compared to 2002.
ROE was 17.1% in 2003 versus 14.6% in the first half of 2003.

In the **fourth quarter of 2003**, operating income posted a very substantial increase, driven by two positive factors: a very steep rise in net banking income (up 17.6% compared to Q4-2002) and a significant reduction in operating expenses (down 11.6%). The cost/income ratio fell to 43.8%. Overall, **net income** before goodwill amortisation reached € 294 million, up 59.8% during the fourth quarter of 2002.

5. CORPORATE AND INVESTMENT BANKING

The Corporate and Investment Banking business line (Crédit Agricole Indosuez and Crédit Lyonnais' corporate and investment banking unit) delivered a sharply improved performance, due in particular to strong business levels in fixed-income and asset financing activities.

€ m	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**4,763**	**+4.8%**	**1,181**	**(2.0%)**
Operating expenses	(3,117)	(5.2%)	(778)	(8.1%)
Gross operating income	**1,646**	**+30.7%**	**403**	**+12.6%**
Risk-related costs	(561)	+3.1%	(156)	+3.3%
Income from equity affiliates	-	-	-	-
Net income on fixed assets	25	+56.3%	27	nm
Pre-tax income	**1,110**	**+51.8%**	**274**	**+32.4%**
Exceptional items (excluding integration-related costs)+ Tax + FGBR	(328)	+43.9%	(74)	+19.3%
Net income before goodwill amortisation and integration-related costs	**782**	**+55.5%**	**200**	**+37.9%**
Cost/income ratio	**65.4%**		**65.9%**	
Allocated capital (€ bn)	**8.0**			
ROE	**10.5%**			

Gross operating income in the Corporate and Investment Banking business line rose to € 1.646 billion, up 30.7% in 2003 (or 43.0% excluding currency effects). This growth resulted from a 4.8% rise in **net banking income** to € 4.763 billion (or 12.4% increase excluding currency effects), partly due to an excellent second-quarter performance in the investment banking business. In addition, **operating expenses** were down sharply by 5.2% to € 3.117 billion (or virtually flat at constant exchange rates: +0.7%), reflecting the impact of measures introduced over the past few years.
The **cost/income ratio** improved by around 7 percentage points to 65.4%.

Risk-related costs showed little change at € 561 million, up 3.1% compared to 2002. They reflect the prudent provisioning policy adopted by the group for its risks.
Net income before goodwill amortisation totalled € 782 million, up 55.5% year-on-year, and giving an **ROE** of 10.5%, compared to 10.9% in the first half of 2003.

In the **fourth quarter,** gross operating income rose by 12.6%, owing to a substantial reduction in operating expenses (down 8.1% versus Q4-2002). Based on steady risk-related costs (up 3.3%), and after a € 313 million provision for integration-related costs, **net income** before goodwill amortisation came to € 200 million, increasing by 37.9% compared to Q4-2002.

These results reflect different performances in each business area.

Financing activities

€ m	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,075**	**(1.5%)**	**513**	**(12.9%)**
Operating expenses	(1,171)	(9.0%)	(295)	(10.6%)
Gross operating income	**904**	**+10.4%**	**218**	**(15.8%)**
Risk-related costs	(578)	+3.2%	(158)	+8.2%
Net income on fixed assets	17	nm	19	nm
Pre-tax income	**343**	**+32.4%**	**79**	**(30.1%)**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(107)	+11.5%	(25)	nm
Net income before goodwill amortisation and integration-related costs	**236**	**+44.8%**	**54**	**(28.0%)**
ROE	**5.4%**			

Financing activities recorded a 10.4% rise in gross operating income, which reached € 904 million, driven by two contrasting factors:

- A 1.5% decline in **net banking income** as a result of a reduction by 20% of weighted assets in commercial banking, combined with the impact of a weaker dollar.
- A persistently sharp drop in **operating expenses**, which were down 9.0% year-on-year, with an accelerated decline in the last quarter of 2003 (down 10.6% versus Q4-2002), due to ongoing streamlining efforts.

Risk-related costs remained steady compared with 2002 at € 578 million, despite an increase in general provisions as part of a prudent provisioning policy.
Net income before goodwill amortisation and integration-related costs was € 236 million, rising by 44.8% year-on-year.
The activities of CALFP were stopped in 2003 ; its contribution was again slightly positive.

In the **fourth quarter,** financing activities recorded a 15.8% decline in gross operating income due to a 12.9% drop in NBI, which was partly offset by a 10.6% reduction in operating expenses. Pre-tax income came to € 79 million, while net income before goodwill amortisation and integration-related costs was € 54 million.

Capital markets and investment banking

€ m	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,688**	**+10.2%**	**668**	**+ 8.4%**
Operating expenses	(1,946)	(2.7%)	(483)	(6.6%)
Gross operating income	**742**	**+68.6%**	**185**	**+ 86.9%**
Risk-related costs	17	+6.3%	2	nm
Net income on fixed assets	8	(50.0%)	8	nm
Pre-tax income	**767**	**+62.5%**	**195**	**X 2.1**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(221)	+67.4%	(49)	nm
Net income before goodwill amortisation and integration-related costs	**546**	**+60.6%**	**146**	**X 2.1**
ROE	**19.4%**			

Capital markets and investment banking saw a very sharp rise in business levels in 2003. **Gross operating income came in at € 742 million, up 68.6% year-on-year**. This strong performance stems from a combination of two factors:

- A 10.2% year-on-year rise in **net banking income**, mainly driven by a buoyant fixed income and forex business (12.9% increase in fixed income revenues), but also by higher revenues from complex products and credit derivatives. Equity and advisory business was up 15.2% versus 2002, despite a weak first half.
- A 2.7% drop in **operating expenses.**

Net income before goodwill amortisation and integration-related costs was € 546 million, up 60.6% year-on-year.

ROE was 19.4%.

In equity capital activities, **UI** (Union d'Etudes et d'Investissements) group, Crédit Agricole S.A.'s investment arm, invested € 136 million in 2003 (versus € 162 million in 2002). It also sold € 254 million of assets (versus € 222 million in 2002). Most of the income contribution from these activities (€ 69 million) was concentrated in the fourth quarter.

In the **fourth quarter**, capital markets and investment banking posted a gross operating income of € 185 million, up 86.9% over the fourth quarter of 2002. Pre-tax income stood at € 195 million, while net income before goodwill amortisation and integration-related costs amounted to € 146 million.

6. INTERNATIONAL RETAIL BANKING

€ m	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**359**	**(12.7%)**	**83**	**(14.4%)**
Operating expenses	(279)	(9.4%)	(62)	(7.5%)
Gross operating income	**80**	**(22.3%)**	**21**	**(30.0%)**
Risk-related costs	(52)	(58.7%)	(14)	(51.7%)
Income from equity affiliates	209	x 5.1	57	x 19
Net income on fixed assets	-	nm	-	nm
Pre-tax income	**237**	**nm**	**64**	**x 16**
Exceptional items + Tax + FGBR	(14)	nm	(2)	nm
Net income before goodwill amortisation	223	nm	62	nm
Cost/income ratio	**77.7%**		**74.7%**	
Allocated capital (€ bn)	**2.6**			
ROE	**9.3%**			

The income contribution from the International Retail Banking business line improved sharply in 2003, mainly as a result of two factors: (i) a strong recovery in the contribution from **Banca Intesa,** which came to € 115 million, compared to a loss of € 55 million in 2002; and (ii) the non-recurrence of losses arising from the withdrawal from **Argentina**, which dragged 2002 income down by € 106 million.

Net income from this business line continued to recover. Before goodwill amortisation, net income totalled € 223 million in 2003, as opposed to a € 57 million loss in 2002.

In the fourth quarter, net income before goodwill amortisation was € 62 million, versus a € 7 million loss in 2002.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2003	% change 2003/2002	Q4-03	% change 2003/2002
Net banking income	**(556)**	**+73.8%**	**(60)**	**(48.3%)**
Operating expenses	(477)	+7.0%	(172)	+37.6%
Gross operating income	**(1,033)**	**+34.9%**	**(232)**	**(3.7%)**
Risk-related costs	4	nm	(17)	nm
Income from equity affiliates	6	nm	5	nm
Net income on fixed assets	(74)	nm	(5)	nm
Pre-tax income	**(1,097)**	**+50.7%**	**(249)**	**+48.2%**
Exceptional items + Tax + FGBR	515	+13.7%	114	(9.5%)
Net income before goodwill amortisation	**(582)**	**x 2.1**	**(135)**	**x 3.2**

Net banking income dropped by € 236 million compared to 2002, due to the combined impact of:
- the equity slump, which led to a € 187 million mark-down of the proprietary equity book (compared to € 103 million in 2002)
- a reduced contribution from the fixed-income portfolio

Furthermore net banking income bears the financing costs for acquisitions made by Crédit Agricole S.A. (around € 1 billion in 2003):
- Crédit Lyonnais : € 440 million
- Finaref : € 100 million
- Regional Banks' CCI & CCA equity securities : € 360 million
- Other : € 100 million.

The fair value of Crédit Agricole S.A.'s holding in Rue Impériale was adjusted through an **extraordinary goodwill write-down** of € 154 million after tax.

€ 151 million charge was booked against the **cost** of the Crédit Agricole–Crédit Lyonnais **integration** process.

The **net loss before goodwill amortisation and integration-related costs** was € 582 million in 2003.

CREDIT AGRICOLE GROUP: CONSOLIDATED RESULTS

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

The Crédit Agricole group generated pro forma net income group share of € 2.757 billion in 2003, up 10.1% compared to 2002.

This increase was due to the combination of strong organic growth, the inclusion of Crédit Lyonnais and the improved results at Banca Intesa.

Total shareholders' equity (group share plus the Fund for General Banking Risks) was € 43.2 billion at year-end 2003, an increase of 26.8% compared to year-end 2002.W

Group pro forma financial data

€ m	**2003**	**% change 2003/2002**
Net banking income	**23,886**	**+8.3%**
Operating expenses	(15,592)	+2.1%
Gross operating income	**8,294**	**+22.3%**
Risk-related costs	(2,007)	+47.7%
Income from equity affiliates	219	nm
Net income on fixed assets	(101)	(29.9%)
Pre-tax income	**6,405**	**+21.2%**
Integration-related costs	(513)	nm
Exceptional items	(151)	(47.2%)
Tax	(1,963)	+27.5%
Goodwill amortisation	(926)	+41.6%
FGBR	207	nm
Net income	3,059	+16.1%
Net income group share	2,757	+10.1%
Net income group share before goodwill amortisation and integration-related costs	4,044	+28.0%

***

Presentation available on the website: www.credit-agricole-sa.fr

CRÉDIT AGRICOLE S.A.

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11 March 2004

Payment of the 2003 dividend on 28 May 2004

Pending the approval of the General Meeting to be held on 19 May, a EUR 0.55 dividend will be paid on 28 May 2004.

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PRESS RELEASE

March 19, 2004

Finaref: appointment

19 March 2004 Finaref: appointment At its meeting of 18 March, the Supervisory Board of Finaref officially acknowledged the resignation of Alain van Groenendael as Chairman of the Management Board, and appointed Hubert de Pelet, Deputy Chief Executive of Sofinco, until then, in his place. This decision should accelerate the development of operational synergies between the Crédit Agricole S.A. Group's various consumer credit subsidiaries, while strengthening Finaref's commitment to the PPR Group¿s retail chains. The Supervisory Board thanked Mr. van Groenendael for his contribution to the substantial progress made by the company during his term in office.

CRÉDIT AGRICOLE S.A.

Press release

Jean Lassignardie to head the leasing activities of the new Crédit Agricole S.A. group

Paris, 24 March 2004 Jean Lassignardie*, Chairman of the Executive Board of LixxBail and CEO of Ucabail, has been appointed as head of leasing activities at the Specialised Financial Services Division of the new Crédit Agricole S.A. group. The appointment took effect on 15 March 2004.

The following persons have been appointed as senior managers reporting to Mr Lassignardie:

- Jérôme Laville, head of Development and Regional Banking Outlets
- Claudie Marini, head of Development and Crédit Lyonnais/HSBC-CCF group/Referral Agents/Direct Business Outlets
- Guillaume Lefèbvre, head of Service-Related Financing (long-term leasing, IT leasing), International Affairs, and Integration
- Philippe Voisin, head of Commitments
- Nicolas Mantz, head of Administration, Disputed Claims and Remarketing
- Thierry Fautré, head of Infrastructure and Control (finance, management control, risk supervision, IT)
- Françoise de Givenchy, head of Human Resources
- Pascal Barme, head of Legal and Special Affairs
- Laurent Darmon, head of Examination and Audit
- Hervé Léonard, head of the General Secretariat (management bodies and company affairs, communication, corporate services)

(*) Jean Lassignardie, 45, became Chairman of the Executive Board of Lixxbail, the equipment leasing arm of Crédit Lyonnais, in October 2002. A graduate of Supelec, he also holds qualifications in accounting and banking. Mr Lassignardie began his professional career at IBM, where he worked for 13 years in organisational and training functions and as head of world relations for large corporate clients. In 1998, he took over as Chief Executive of Unisys before being appointed Chairman and CEO of GE Capital Finance, the factoring subsidiary of General Electric.

CRÉDIT AGRICOLE S.A.

Press release

APPOINTMENT AT THE CAPITAL MARKETS DIVISION

Paris, 24 March 2004 Thierry Sciard has been appointed head of the Capital Markets Division of Calyon, the corporate and investment banking arm of the Crédit Agricole group. Mr Sciard, who was assistant director of capital markets activities at Calyon, replaces Joël Jeuvell, who is leaving for personal reasons.

The Crédit Agricole group wishes to thank Mr Jeuvell for contributing actively to the organisation of Calyon following the merger of the capital markets businesses of Crédit Lyonnais and Crédit Agricole Indosuez.

The organisational structure of the Capital Markets Division, as well as all the management appointments for product lines and support functions, have been confirmed.

❖

Joël Jeuvell began his professional career in 1976 at Société Générale, serving as assistant director and then deputy director of international affairs in Jakarta and Hong Kong. He joined Crédit Lyonnais in 1990 as head of Crédit Lyonnais Securities Japan and was appointed as worldwide head of equity and index derivatives in 1994. In 1995, he also took charge of restructuring the bank's brokerage activities in Europe. In January 2001, he became head of Crédit Lyonnais' Capital Markets Division. Born in 1954, Mr Jeuvell holds a diploma from the Paris Institute of Political Science and an advanced degree in public law.

Thierry Sciard started his career at Bank of America. He moved to Citibank in 1987, occupying various posts in the foreign exchange, fixed income and credit departments. When Citibank merged with Salomon Smith Barney, he was appointed European head of fixed income activities (bonds and derivatives). In April 2000 he took over as worldwide head of fixed income business (bonds and derivatives) at Citigroup Schroeder Salomon Smith Barney and in 2001 joined Crédit Agricole Indosuez as head of all Fixed Income activities. Following the Crédit Agricole / Crédit Lyonnais merger, he became assistant to the director of the Capital Markets Division. Mr Sciard was born in 1956 and is a graduate of the European School of Management, ESCP.

L'imagination dans le bon sens

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PRESS RELEASE

March 29, 2004

Acquisition of third tranche of FINAREF

Crédit Agricole S.A. and Pinault-Printemps-Redoute today announced the purchase by Crédit Agricole of 14.5% of the capital of Finaref SA and Finaref Group AB (Credit and Financial Services, Scandinavia), raising Crédit Agricole's overall stake in the consumer credit companies to 90%.
Following the agreements signed in December 2002, Crédit Agricole S.A. purchased an initial tranche of 61% of Finaref SA and Finaref Group AB, followed by a second tranche of 14.5% in December 2003. Today, it completed the deal with the acquisition of a final tranche of 14.5%.
The total amount paid for the final 14.5% stake was EUR 371.6 million.
PPR retains a 10% stake in Finaref SA and Finaref Group AB as part of the long-term partnership between Finaref and the PPR Group's retail companies.

RETURN

Crédit Agricole S.A.
File No. 82-34771

Exhibit 5.2

AMF publication listing declaration by Crédit Agricole of a purchase of its own shares

Published by the AMF February 16, 2004

Please see attached English language summary.

Exhibit 5.2

English summary from French

Crédit Agricole S.A. AMF Notice published February16, 2004

Pursuant to Article L. 225-209 of the French Commercial Code (*Code du Commerce*), *l'Autorité des marches financiers* (the "AMF"), publishes information received from listed corporations regarding their purchase and sale of their own shares. On February 16, 2004, the AMF published a document stating that Crédit Agricole had purchased 13,371,163 of its own shares in January 2004.